ACCELERATING PERFORMANCE, DELIVERING RESULTS

Despite an operating environment characterized by continued regulatory, economic, and geopolitical pressures, **2024 was a milestone year for Regions**. Capital Markets, Treasury Management, and Wealth Management all generated record full-year revenue.

We ended the year with full-year earnings of $1.8 billion, an industry-leading return on average tangible common equity of 18 percent, and earnings per share of $1.93.

Our results were strong in 2024 because people remained at the center of everything we do — our associates, customers and communities were center stage at all times. I saw firsthand the expertise and dedication of our associates as I visited branches and operations centers. In conversations with a range of customers...from business owners to individuals...I heard the importance of personalized solutions, advice and guidance. At community events, I saw the significance of Regions as a local employer and as a good corporate citizen in the wake of natural disasters.

Regions is proud to be part of the U.S. regional banking system — a system critical to providing essential financial services to individuals and businesses across the country. In an increasingly competitive environment, regional banks play an important role in building and supporting the nation's financial infrastructure, as well as providing the essential services that allow the U.S. economy to thrive.

We believe that banking is a people business first and foremost — great bankers enabled by innovative technology who are ready to serve customers with advice and guidance tailored to their needs.

Regions is uniquely positioned because we provide a range of online and in-app self-service options, and our vast branch network means there is always a banker ready to help customers in person. Either way, personalization is a driving force in how we go to market.



There's a shared pride in what we do — serving customers, strengthening communities, and earning the trust of our shareholders. In 2024, we built on that momentum, accelerating our performance and driving meaningful progress across the business.

John M. Turner, Jr. | Chairman, President and CEO



A SUCCESSFUL FOUNDATION DRIVES TOP-QUARTILE RETURNS AND RECOGNITION

Our financial soundness and profitability are driven by simple but powerful principles. Our granular, diverse deposit base combined with strong capital and liquidity levels puts us in a solid competitive position. We believe that our combined investments in talent, technology, products and services — along with the fast-growing markets in our footprint — create an enterprise that is **uniquely positioned to continue generating top-quartile returns**.

We're not the only ones who are confident in the progress we are making. In 2024:



HIGHEST CUSTOMER SATISFACTION
J.D.POWER
ONLINE BANKING-REGIONAL BANKS • 2024
PRESENTED TO
REGIONS BANK
BY J.D. POWER
FORTUNE
AMERICA'S
MOST
INNOVATIVE
COMPANIES
2024
statista

- JD Power cited Regions as the top regional bank in the U.S. in online banking satisfaction.
- Fortune recognized us as one of the Most Innovative Companies in America.
- We received the Presidential Award for Supporting Exports, a recognition of our commercial strengths and ability to help companies expand to international markets.

Regions' Consumer, Corporate and Wealth Management lines of business are each major contributors to the soundness, profitability and growth of the bank.

*The progress we made across **our highly diversified consumer, corporate and wealth banking businesses** in 2024, continue to give us great confidence we are on the right path.*

CONSUMER BANKING



The Consumer Bank served over four million consumer households and small business customers in 2024.

We earned this opportunity by providing **personalized advice and guidance** through our branch network, digital channels, contact centers, and mortgage loan offices. Last year, as part of our **commitment to deliver a personalized path to financial confidence** from someone who cares, our bankers helped small business and individual customers create more than 350,000 personalized Regions Greenprint® plans.

With the homefield advantage in the southeast, Regions has been **building trust and serving customers according to the principles of relationship banking for over 170 years**. We leverage our relationships with the Southeastern Conference, Nashville Predators, PGA TOUR Champions and other organizations to grow and expand relationships in our footprint.



Consumer Bank performance in 2024 produced $1.2 billion in pre-tax income and indicates **our approach to relationship banking works**: according to BAI Research & Benchmarking, we outpaced peers and national averages on primary banking relationships, generated more than $50 million in referral revenue and responded to more than 1.2 million customer leads. **We outperformed the peer median in mortgage profitability** and leveraged our capabilities with Regions Home Improvement Financing to become a premier lender to homeowners.

CORPORATE BANKING



*The Corporate Banking Group produced solid results in 2024, **delivering new annual records for revenue in both Capital Markets, up 57% year-over-year, and Treasury Management, up 12% year-over-year.***

These performance results reflect **our focus on driving responsible growth** and align with our core execution model of local bankers working with industry and product experts to deliver unique ideas and solutions to meet customer needs — all built on a solid Risk Management foundation.

One important way we help our clients manage risk is to ensure they have **enough liquidity to keep their operations running smoothly** and avoid financial problems. Our bankers hold regular conversations with clients to understand the movement of money coming in and going out of their business. We call these discussions "cash-flow centric conversations," and last year we held over 172,000 of them — underscoring our commitment to keeping our clients at the center of all we do.

We also continued to invest in our full range of products and capabilities, **launching several initiatives focused on enhancing our digital approach**, scaling our Treasury Management platform, and leveraging our acquisitions. Our strategic investments engaged and deepened our client base, with a 5.8% year-over-year increase in Treasury Management relationships.

Delivered digital cash capabilities by investing in Treasury Management technology and launching new cash management tools and solutions to businesses:

- **Embedded Enterprise Resource Planning Finance**
- **Regions LockboxIQ**^{SM}
- **CashFlowIQ**^{SM}
- **CashFlow Advisor**^{SM}



Regions announced it has facilitated an equity investment that will expand access to affordable housing for seniors in Montgomery, AL. Freedom Village, senior living development near downtown Montgomery, will have 44 apartments reserved for seniors earning 60% or less of the area median income (AMI). The remaining 12 apartments are reserved for seniors earning 50% AMI or less, and four are specifically set aside for seniors who are homeless or who have a documented disability.

Regions Bank's Affordable Housing group facilitated the $13.5 million in federal Low-Income Housing Tax Credit equity with a large institutional investor to support the development.

WEALTH MANAGEMENT

Wealth Management delivered record total revenue results in 2024, led by non-interest revenue growth of 10% along with growth in total client relationships of 8%. Our strategic approach puts clients first by providing **financial planning advice, guidance and solutions through all cycles of the economy**.

Our Wealth Advisors were able to anticipate the needs of our clients, prospects and stakeholders and provide various solutions ranging from protecting assets to improving yields. This focus and dedication allowed us to finish the year showing continued strength in **Private Wealth Management client loyalty and satisfaction**, with 93% of clients giving their primary advisor a 5-star rating. For the fourth consecutive year, Regions Investment Management was recognized in **Pensions & Investment's Best Places to Work in Money Management awards**.

Pensions&Investments ★★ 2024 ★★
BEST PLACES TO WORK
IN MONEY MANAGEMENT

TRANSFORMING FOR THE FUTURE, CONTINUOUSLY IMPROVING TODAY

As we developed our strategic plan for 2025, we continued to build on the simple and straightforward keys to our success — our **people**, the **partnerships** we foster, the **places** where we operate, and our **processes** to drive efficiency and innovation throughout the bank.

PEOPLE

Our 20,000 associates are the foundation of everything we do. Whether it's frontline bankers working in our branch network, private wealth experts advising families on investment strategies or relationship managers serving the needs of businesses of every size, we focus on recruiting, developing and retaining top talent and investing in a culture where associates thrive, perform their best, and drive business results.

High performance happens when associates feel engaged and have a sense of wellbeing that allows them to thrive at work, home and in their community. Last year, we expanded our benefits program to include offerings that touch all the dimensions of wellbeing — physical, mental, financial, professional and social. Our investment in wellbeing supports associates and their families, improves engagement at work and, ultimately, accelerates how we perform and deliver results.

We're honored that investing in our most important asset — our people — has earned us recognition from prestigious institutions like Gallup, Military Friendly, and the American Association of People with Disabilities as one of the best places to work.

REGIONS BANK EARNS 2024 GALLUP EXCEPTIONAL WORKPLACE WITH DISTINCTION AWARD

In 2024, Regions was honored to be among five elite organizations world-wide to receive the Gallup Exceptional Workplace Award with Distinction. The award cited the bank's relentless focus on enhancing associate wellbeing and empowering all Regions professionals to thrive at work, feel pride in what they do, and take ownership of their performance.

PARTNERSHIPS

We go to market through our unique Regions360 model, a collaborative approach where our local bankers across business lines team together with our industry and product experts to bring the best solutions to our customers and clients. Different parts of our business are never competing against each other — we're always aligning to provide the best value and most comprehensive options.

We focus on building relationships through personalized interactions, whether in person, online, on our app or through our Contact Center. Personalized service is our hallmark — we work to address the unique, individual needs of every customer and client.

A PASSION FOR HEALING

When Dr. Gilda DeLaCalle looked for a partner to help expand her medical and dental practice across greater Miami, she knew that trust and shared values had to be at the core of the relationship.



Today, with a staff of 25, the Cuban native operates three DeLaCalle Medical Center locations — a practice that relies on financial services to manage day-to-day operations, including payroll, overhead costs, and funding for growth initiatives.

"Regions Bank has played an instrumental role in helping me grow my practice, and our long-standing relationship is built on trust," she said. *"They take care of the financial side of my small business so I can focus on what I do best — caring for my patients."*

In the latest example of Regions' support, DeLaCalle said Regions Branch Manager Manuel Vidal and the West Tamiami team helped her secure Ascentium Capital financing through Regions for medical equipment to treat common skin conditions seen in the coastal community.

"For small business owners like Dr. DeLaCalle, we get to be part of their professional and personal financial growth," he added. *"That's a wonderful feeling."*

PLACE

We operate in some of the most desirable markets in the country — markets where people are moving to...where businesses are relocating...and where new enterprises are starting. Our footprint growth rate is expected to be almost double that of the United States, and our priority market growth rate is expected to be triple the national rate. With our established presence and network, we're ideally suited to take advantage of this growth.

In addition to operating in high potential growth markets, Regions also has significant presence in our core markets where we serve as an integral part of the local economy and community. From Birmingham to Nashville and all along the Gulf Coast and beyond, our core markets provide stability and consistency to our balance sheet through a variety of economic cycles.

Across our entire footprint, we have the depth of experience and the competitive solutions we need to build fresh, sustainable growth.

THE FUTURE OF FACE-TO-FACE BANKING AND EFFICIENCY HAS ARRIVED IN FLORIDA

Regions' investment in the Greater Miami community of Delray Beach, Fla., is both a reflection of our ongoing commitment to dynamic growth markets across our footprint as well as an eye to the future of banking.

The bank recently opened a new branch that promises to redefine how customers experience banking by leaning into a seamless blend of tradition and innovation. At the new **Delray Beach branch**, customers no longer have to fill out deposit slips or be referred from one banker to another for certain services. Instead, the new approach is built around personalized service. An experienced banker greets the customer as soon as they enter the branch and invites them to complete a Regions Greenprint®, a tailored plan with financial solutions to meet their personal and business goals.

The branch design is in tune with how today's customers increasingly view the branch space, where simple transactions can often be handled through the Regions Mobile App, Online Banking or ATMs.

Additionally, customers looking for greater efficiency now have access to such technology upgrades as an instant-issue debit card printer, Wi-Fi, and self-service safe deposit boxes with biometric access to provide easier, more secure access.



The Delray Beach branch is an important innovation for Regions as it serves a growing market in the bellwether state of Florida, which continues to outpace the national population growth rate by 400 percent and will likely continue to for the next several years.

PROCESS



We're focused on driving efficiency and effectiveness by modernizing our core systems, simplifying procedures, and ensuring we have the right controls in place to accelerate performance and deliver profitable growth results. By investing in enhanced online and mobile capabilities, personalized AI-driven insights, and new capabilities around open banking, customers will enjoy greater access and convenience.

We continue to invest in strong operational and compliance risk management processes, which are central to our business. Our focus on soundness ensures we have the right controls in place to grow our performance and deliver sustained and improved profitability.

AI CREATING STRONGER CUSTOMER RELATIONSHIPS

AI has exploded in all areas of daily life and is spurring a flurry of new ideas to improve the way we work and live. At Regions, we're taking a deliberate approach to AI to ensure it not only meets the necessary regulatory and risk guidelines, but is used in a responsible, ethical way.

Banking at Regions is about the relationships we've built over decades of service and empowering our bankers with technology to help them deliver the very best customer experience.

GROWING WITH CONFIDENCE

As we look ahead to 2025 and beyond, our confidence in our business comes from having the right strategy, people and priorities in place; an operating footprint that is one of the best in our industry; and, a winning culture and leadership team that is committed to advancing our position.

At Regions, relationships are about actively listening to understand customer needs and taking that extra step to turn an ordinary experience into something extraordinary. Relationships are part of the DNA of who we are and how we interact with the people and communities we're honored to serve.

Perhaps nowhere was this more on display in 2024 than in the days and weeks following Hurricanes Helene and Milton, which left tremendous damage, loss and heartache across a large portion of our operating footprint from Florida and Georgia up to the Carolinas and Tennessee.



In this time of critical need, our associates stepped up to feed, clothe and provide emotional and financial support to friends, families and neighbors who were impacted by the storms.

In communities across the storm-ravaged Southeast, Regions professionals also were fast at work offering special disaster-recovery financial assistance for both families and businesses in need. That commitment of support and giving was perhaps best expressed by Aaron Madron, one of our East Tennessee Consumer Banking Managers, who said, *"Wherever you see a Regions Bank branch, that means our people are not just working in the community, we're a part of the community. Our hearts are here. Our families are here. And our commitment is here."*

It's that same spirit of taking charge and providing impactful support that defined our entire business in 2024 — a year in which we accelerated our performance while delivering results.

While every year brings in its own sets of opportunities, challenges and changes, one thing that will never change **is our commitment to delivering long-term, sustainable growth that protects the hard-earned investment you've made in our company**.

Thank you for your investment in Regions.

My sincerest regards,

John M Turner Jr

CONFIDENT IN OUR GROWTH STRATEGY

Delivering Consistent, Sustainable, and Long-term Financial Performance Results

At Regions, six key advantages will drive growth for years to come:

A proven strategy built on the pillars of soundness, profitability and growth — resulting in an advantaged risk and credit profile, strong efficiency and top quartile returns.

The most dynamic growth markets in the U.S. — places that are experiencing an unrivaled surge in population, job creation, and new business development.

A low-cost and relationship-driven consumer deposit base — a sound foundation that supports the growth of our high-margin wealth- and corporate-banking segments.

Innovations in technology, service and customer-centered relationships — all of which play an oversized role in attracting, retaining and growing clients.

Associates who are among the finest relationship bankers in the industry — 20,000-strong who are committed to our strategy and priorities.

Deep investments in the communities we serve — actions and values that speak to new and existing generations of customers, associates, business partners and investors.

Guided by our mission and fueled by robust and desirable geographic trends, innovations, strategy, people and culture, we believe our horizon is as vast and rich with opportunity as the people, businesses, communities and investors we so proudly serve.



2024 HIGHLIGHTS

$157.3 billion
assets

$96.7 billion
loans

$127.6 billion
deposits

10.8%
CET1 ratio[3]

$2.8 billion
pre-tax pre-provision income[1]

$1.2 billion
total common dividends and share repurchases



Generating consistent sustainable long-term performance

RECORD PRE-TAX PRE-PROVISION INCOME[1]



	2020	2021	2022	2023	2024
Reported PPI	$2,644	$2,691	$3,147	$3,160	$2,841
Adj PPI	$2,665	$2,714	$3,279	$3,317	$3,064

Reported PPI   Adj PPI

PEER LEADING ROATCE[1]



2020	2021	2022	2023	2024
9.2%	21.4%	24.1%	21.9%	17.8%

DILUTED EPS



2020	2021	2022	2023	2024
$1.03	$2.49	$2.28	$2.11	$1.93

(1) Non-GAAP measure, see Non-GAAP Reconciliation schedule included herein.
(2) Peers include: CFG, CMA, FHN, FITB, HBAN, HWC, KEY, MTB, PNC, SNV, TFC, USB, ZION.
(3) Common equity Tier 1 ratio is estimated.

Non-GAAP Information

Management uses pre-tax pre-provision income (non-GAAP) and adjusted pre-tax pre-provision income (non-GAAP) to monitor performance and believes these measures provide meaningful information to investors. Regions believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions' business. Regions believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Company on the same basis as that applied by management. Tangible common stockholders' equity and return on average tangible common shareholders' equity (ROATCE) ratios have become a focus of some investors and management believes they may assist investors in analyzing the capital position of the Company absent the effects of intangible assets and preferred stock. Analysts and banking regulators have assessed Regions' capital adequacy using the tangible common stockholders' equity measure. Because tangible common stockholders' equity and ROATCE are not formally defined by GAAP or prescribed in any amount by federal banking regulations they are currently considered to be non-GAAP financial measures and other entities may calculate them differently than Regions' disclosed calculations. Adjustments to shareholders' equity include intangible assets and related deferred taxes and preferred stock. Since analysts and banking regulators may assess Regions' capital adequacy using tangible common stockholders' equity, management believes that it is useful to provide investors the ability to assess Regions' capital adequacy on this same basis.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes selected items does not represent the amount that effectively accrues directly to stockholders.

Management and the Board of Directors utilize non-GAAP measures as follows:

- Preparation of Regions' operating budgets
- Monthly financial performance reporting
- Monthly close-out reporting of consolidated results (management only)
- Presentation to investors of company performance
- Metrics for incentive compensation

Non-GAAP Reconciliation

PRE-TAX PRE-PROVISION INCOME (PPI)

			Year-Ended			
($ amounts in millions)		**2024**	**2023**	**2022**	**2021**	**2020**
Pre-tax pre-provision income (PPI)						
Net income available to common shareholders (GAAP)		$ 1,774	$ 1,976	$ 2,146	$ 2,400	$ 991
Preferred dividends and other (GAAP)[1]		119	98	99	121	103
Income tax expense (GAAP)		461	533	631	694	220
Income before income taxes (GAAP)		2,354	2,607	2,876	3,215	1,314
Provision for credit losses (GAAP)		487	553	271	(524)	1,330
Pre-tax pre-provision income (non-GAAP)		$ 2,841	$ 3,160	$ 3,147	$ 2,691	$ 2,644
Other Adjustments:						
Securities (gains) losses, net		208	5	1	(3)	(4)
Gains on equity investment		-	-	-	(3)	(50)
Leveraged lease termination gains, net		-	(2)	(1)	(2)	(2)
Bank Owned Life Insurance		-	-	-	(18)	(25)
FDIC insurance special assessment		16	119	-	-	-
Insurance proceeds		-	-	(50)	-	-
Salaries and employee benefits-severance charges		30	31	-	6	31
Branch consolidation, property and equipment charges		3	7	3	5	31
Contribution to the Regions Financial Corporation foundation		-	-	-	3	10
Loss/(gain) on early extinguishment of debt		-	(4)	-	20	22
Professional, legal and regulatory expenses		3	1	179	15	7
Acquisition expenses		-	-	-	-	1
Contingent reserve release related to a previous acquisition		(37)	-	-	-	-
Total other adjustments		223	157	132	23	21
Adjusted pre-tax pre-provision income (non-GAAP)		$ 3,064	$ 3,317	$ 3,279	$ 2,714	$ 2,665

(1) 2024 and 2021 amounts include $15 million and $13 million of deferred issuance costs recognized upon redemption of Series B and Series A preferred stock respectively.

RETURN ON AVERAGE TANGIBLE COMMON SHAREHOLDERS' EQUITY (ROATCE)

			Year-Ended			
($ amounts in millions)		**2024**	**2023**	**2022**	**2021**	**2020**
Return on Average Tangible Common Shareholders' Equity (ROATCE) – Continuing Operations (non-GAAP)						
Net income available to common shareholders (GAAP)	A	$ 1,774	$ 1,976	$ 2,146	$ 2,400	$ 991
Average shareholders' equity (GAAP)		$ 17,484	$ 16,522	$ 16,503	$ 18,201	$ 17,382
Less:						
Average intangible assets (GAAP)		5,920	5,960	6,023	5,435	5,239
Average deferred tax liability related to intangibles (GAAP)		(117)	(106)	(103)	(99)	(99)
Average preferred stock (GAAP)		1,693	1,659	1,659	1,658	1,509
Average tangible common shareholders' equity (non-GAAP)	B	$ 9,988	$ 9,009	$ 8,924	$ 11,207	$ 10,733
Return on average tangible common shareholders' equity (non-GAAP)	A/B	17.77%	21.93%	24.05%	21.42%	9.23%



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-34034

REGIONS FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**63-0589368**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1900 Fifth Avenue North, Birmingham, Alabama	**35203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (800) 734-4667

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	RF	New York Stock Exchange
Depositary Shares, each representing a 1/40th Interest in a Share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	RF PRC	New York Stock Exchange
Depositary Shares, each representing a 1/40th Interest in a Share of 4.45% Non-Cumulative Perpetual Preferred Stock, Series E	RF PRE	New York Stock Exchange
Depositary Shares, each representing a 1/40th Interest in a Share of Non-Cumulative Perpetual Preferred Stock, Series F	RF PRF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☒ Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, $.01 par value—$17,925,618,184 as of June 30, 2024.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, $.01 par value—905,465,071 shares issued and outstanding as of February 20, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this report to the extent described therein.

REGIONS FINANCIAL CORPORATION

FORM 10-K

INDEX

		Page
PART I		
Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary		7
Item 1.	Business	10
Item 1A.	Risk Factors	22
Item 1B.	Unresolved Staff Comments	43
Item 1C.	Cybersecurity	43
Item 2.	Properties	44
Item 3.	Legal Proceedings	44
Item 4.	Mine Safety Disclosures	44
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	46
Item 6.	[Reserved]	47
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	48
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	87
Item 8.	Financial Statements and Supplementary Data	88
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	165
Item 9A.	Controls and Procedures	165
Item 9B.	Other Information	165
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	165
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	166
Item 11.	Executive Compensation	166
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	166
Item 13.	Certain Relationships and Related Transactions, and Director Independence	166
Item 14.	Principal Accountant Fees and Services	166
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	167
Item 16.	Form 10-K Summary	172
SIGNATURES		173

Glossary of Defined Terms

Agencies - collectively, FNMA, FHLMC, and GNMA.

ACL - Allowance for credit losses.

ALCO - Asset/Liability Management Committee.

Allowance - Allowance for credit losses.

AMLA - Anti-Money Laundering Act of 2020.

AOCI - Accumulated other comprehensive income.

ASU - Accounting Standards Update.

ATM - Automated teller machine.

Bank - Regions Bank.

Basel III - Basel Committee's 2010 Regulatory Capital Framework (Third Accord).

Basel III Endgame - New rules for capital requirements that include broad-based changes to the risk-weighting framework that were proposed by U.S. federal regulators in 2023.

Basel III Rules - Final capital rules adopting the Basel III capital framework approved by U.S. federal regulators in 2013.

BHC - Bank Holding Company.

BHC Act - Bank Holding Company Act of 1956, as amended.

Board - The Company's Board of Directors.

Call Report - Regions Bank's FFIEC 031 filing.

CAP - Customer Assistance Program.

CCAR - Comprehensive Capital Analysis and Review.

CCPA - California Privacy Rights Act of 2018, as amended by the California Privacy Rights Act of 2020.

CECL - ASU 2016-13, Measurement of Credit Losses on Financial Instruments ("Current Expected Credit Losses").

CEO - Chief Executive Officer.

CET1 - Common Equity Tier 1.

CFO - Chief Financial Officer.

CFPB - Consumer Financial Protection Bureau.

CFTC - Commodity Futures Trading Commission

CHR - Compensation and Human Resources.

CME Term SOFR - Chicago Mercantile Exchange published term Secured Overnight Financing Rate.

Company - Regions Financial Corporation and its subsidiaries.

CODM - Chief Operating Decision Maker.

COSO - Committee of Sponsoring Organizations of the Treadway Commission.

COVID-19 - Coronavirus Disease 2019.

CPI - Consumer Price Index.

CPR - Constant (or Conditional) prepayment rate.

CRA - Community Reinvestment Act of 1977.

DBRS - Dominion Bond Rating Service Morningstar.

DIF - Deposit Insurance Fund.

Dodd-Frank Act - The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

DOJ - Department of Justice.

DPD - Days past due.

DUS - Fannie Mae Delegated Underwriting & Servicing.

EAD - Exposure-at-default.

EEO-1 - Equal employment opportunity commission's Standard Form 100 report.

ERMC - Enterprise Risk Management Committee.

ESG - Environmental, Social and Governance.

EVE - Economic Value of Equity.

FASB - Financial Accounting Standards Board.

FDIA - Federal Deposit Insurance Act, as amended.

FDIC - The Federal Deposit Insurance Corporation.

Federal Reserve - The Board of Governors of the Federal Reserve System.

FFIEC - Federal Financial Institutions Examination Council.

FHA - Federal Housing Administration.

FHC - Financial Holding Company.

FHLB - Federal Home Loan Bank.

FICO - Fair Isaac Corporation.

FICO scores - Personal credit scores based on the model introduced by the Fair Isaac Corporation.

FinCEN - the Financial Crimes Enforcement Network.

FINRA - Financial Industry Regulatory Authority.

Fintechs - Financial Technology Companies.

FOMC - Federal Open Market Committee.

FTP - Funds Transfer Pricing.

GAAP - Generally Accepted Accounting Principles in the U.S.

GDP - Gross domestic product.

GLBA - Gramm-Leach-Bliley Act.

G-SIB - Globally Systemically Important Bank Holding Company.

HPI - Housing price index.

HUD - U.S. Department of Housing and Urban Development.

HCM - Human Capital Management.

IDI - Insured Depository Institution.

IPO - Initial public offering.

IRA - Individual Retirement Account.

IRE - Investor Real Estate.

IRS - Internal Revenue Service.

ISDA - International Swaps and Derivatives Association.

IS Program - Information Security Program.

LCR - Liquidity coverage ratio.

LGD - Loss given default.

LLC - Limited Liability Company.

LROC - Liquidity Risk Oversight Committee.

LTIP - Long-term incentive plan.

LTV - Loan to value.

MBS - Mortgage-backed securities.

MD&A - Management's Discussion and Analysis of Financial Condition and Results of Operations.

MSAs - Metropolitan Statistical Areas.

MSR - Mortgage servicing right.

NAV - Net Asset Value.

NIST - National Institute of Standards and Technology.

NM- Not meaningful.

NSFR - Net stable funding ratio.

NYSE - New York Stock Exchange.

OAS - Option-adjusted spread.

OCC - Office of the Comptroller of the Currency.

OCI - Other comprehensive income.

OFAC - Office of Foreign Assets Control.

ORC - Operational Risk Committee.

PCAOB - Public Company Accounting Oversight Board.

PCD - Purchased credit deteriorated.

PD - Probability of default.

R&S - Reasonable and supportable.

REITs - Real estate investment trust.

Regions Securities - Regions Securities LLC.

RETDR - Reasonable expectation of a troubled debt restructuring.

RWAs - Risk-weighted assets.

S&P 500 - a stock market index that measures the stock performance of 500 large companies listed on stock exchanges in the U.S.

SBIC - Small Business Investment Company.

SCB - Stress Capital Buffer.

SEC - U.S. Securities and Exchange Commission.

SERP - Supplemental Executive Retirement Plan.

SOFR - Secured Overnight Financing Rate.

TAL - Total trading assets and liabilities.

TBA - To Be Announced.

TDR - Troubled debt restructuring.

TOROC - Technology Operations Risk Oversight Committee.

TPRM - Third-Party Risk Management.

TRACE - Trade Reporting and Compliance Engine.

TTC - Through-the-cycle.

U.S. - United States.

USA PATRIOT Act - Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

U.S. Treasury - The United States Department of the Treasury.

UTB - Unrecognized tax benefits.

VIE - Variable interest entity.

Visa - The Visa, U.S.A. Inc. card association or its affiliates, collectively.

wSTWF - Weighted short-term wholesale funding.

PART I

Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary

This Annual Report on Form 10-K, other periodic reports filed by Regions Financial Corporation under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by us or on our behalf to analysts, investors, the media and others, may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The terms "Regions," the "Company," "we," "us" and "our" as used herein mean collectively Regions Financial Corporation, a Delaware corporation, together with its subsidiaries when or where appropriate. The words "future," "anticipates," "assumes," "intends," "plans," "seeks," "believes," "predicts," "potential," "objectives," "estimates," "expects," "targets," "projects," "outlook," "forecast," "would," "will," "may," "might," "could," "should," "can," and similar terms and expressions often signify forward-looking statements. Forward-looking statements are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management's current expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, and because they also relate to the future they are likewise subject to inherent uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. Therefore, we caution you against relying on any of these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

- Current and future economic and market conditions in the United States generally or in the communities we serve (in particular the Southeastern United States), including the effects of possible declines in property values, increases in interest rates and unemployment rates, inflation, financial market disruptions and potential reductions of economic growth, which may adversely affect our lending and other businesses and our financial results and conditions.

- Possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations, including tariffs, which could have a material adverse effect on our businesses and our financial results and conditions.

- Changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets (such as our portfolio of investment securities) and obligations, as well as the availability and cost of capital and liquidity.

- Volatility and uncertainty about the direction of interest rates and the timing of any changes, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally.

- Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans and leases, including operating leases.

- Changes in the speed of loan prepayments, loan origination and sale volumes, charge-offs, credit loss provisions or actual credit losses where our allowance for credit losses may not be adequate to cover our eventual losses.

- Possible acceleration of prepayments on mortgage-backed securities due to declining interest rates, and the related acceleration of premium amortization on those securities.

- Possible changes in consumer and business spending and saving habits and the related effect on our ability to increase assets and to attract deposits, which could adversely affect our net income.

- Loss of customer checking and savings account deposits as customers pursue other, higher-yield investments, or the need to price interest-bearing deposits higher due to competitive forces. Either of these activities could increase our funding costs.

- Possible downgrades in our credit ratings or outlook could, among other negative impacts, increase the costs of funding from capital markets.

- The loss of value of our investment portfolio could negatively impact market perceptions of us.

- Our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our businesses.

- The effects of social media on market perceptions of us and banks generally.

- The effects of problems encountered by other financial institutions that adversely affect us or the banking industry generally could require us to change certain business practices, reduce our revenue, impose additional costs on us, or otherwise negatively affect our businesses.

- Volatility in the financial services industry (including failures or rumors of failures of other depository institutions), along with actions taken by governmental agencies to address such turmoil, could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital.

- Our ability to effectively compete with other traditional and non-traditional financial services companies, including fintechs, some of which possess greater financial resources than we do or are subject to different regulatory standards than we are.

- Our inability to develop and gain acceptance from current and prospective customers for new products and services and the enhancement of existing products and services to meet customers' needs and respond to emerging technological trends in a timely manner could have a negative impact on our revenue.

- Our inability to keep pace with technological changes, including those related to the offering of digital banking and financial services, could result in losing business to competitors.

- The development and use of AI presents risks and challenges that may impact our business.

- Our ability to execute on our strategic and operational plans, including our ability to fully realize the financial and nonfinancial benefits relating to our strategic initiatives.

- The risks and uncertainties related to our acquisition or divestiture of businesses and risks related to such acquisitions, including that the expected synergies, cost savings and other financial or other benefits may not be realized within expected timeframes, or might be less than projected; and difficulties in integrating acquired businesses.

- The success of our marketing efforts in attracting and retaining customers.

- Our ability to achieve our expense management initiatives.

- Changes in commodity market prices and conditions could adversely affect the cash flows of our borrowers operating in industries that are impacted by changes in commodity prices (including businesses indirectly impacted by commodities prices such as businesses that transport commodities or manufacture equipment used in the production of commodities), which could impair the ability of those borrowers to service any loans outstanding to them and/or reduce demand for loans in those industries.

- The effects of geopolitical instability, including wars, conflicts, civil unrest, and terrorist attacks and the potential impact, directly or indirectly, on our businesses.

- Fraud, theft or other misconduct conducted by external parties, including our customers and business partners, or by our employees.

- Any inaccurate or incomplete information provided to us by our customers or counterparties.

- Inability of our framework to manage risks associated with our businesses, such as credit risk and operational risk, including third-party vendors and other service providers, which inability could, among other things, result in a breach of operating or security systems as a result of a cyber-attack or similar act or failure to deliver our services effectively.

- Our ability to identify and address operational risks associated with the introduction of or changes to products, services, or delivery platforms.

- Dependence on key suppliers or vendors to obtain equipment and other supplies for our businesses on acceptable terms.

- The inability of our internal controls and procedures to prevent, detect or mitigate any material errors or fraudulent acts.

- Our ability to identify and address cyber-security risks such as data security breaches, malware, ransomware, "denial of service" attacks, "hacking" and identity theft, including account take-overs, a failure of which could disrupt our businesses and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information, disruption or damage to our systems, increased costs, losses, or adverse effects to our reputation.

- The effects of the failure of any component of our business infrastructure provided by a third party could disrupt our businesses, result in the disclosure of and/or misuse of confidential information or proprietary information, increase our costs, negatively affect our reputation, and cause losses.

- The effects of any developments, changes or actions relating to any litigation or regulatory proceedings brought against us or any of our subsidiaries.

- The costs, including possibly incurring fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results.

- Changes in laws and regulations affecting our businesses, including legislation and regulations relating to bank products and services, such as changes to debit card interchange fees, special FDIC assessments, any new long-term debt requirements, as well as changes in the enforcement and interpretation of such laws and regulations by applicable governmental and self-regulatory agencies, including as a result of the changes in U.S. presidential administration, control of the U.S. Congress, and changes in personnel at the bank regulatory agencies, which could require us to change certain business practices, increase compliance risk, reduce our revenue, impose additional costs on us, or otherwise negatively affect our businesses.

- Our capital actions, including dividend payments, common stock repurchases, or redemptions of preferred stock, must not cause us to fall below minimum capital ratio requirements, with applicable buffers taken into account, and must comply with other requirements and restrictions under law or imposed by our regulators, which may impact our ability to return capital to shareholders.

- Our ability to comply with stress testing and capital planning requirements (as part of the CCAR process or otherwise) may continue to require a significant investment of our managerial resources due to the importance of such tests and requirements.

- Our ability to comply with applicable capital and liquidity requirements (including, among other things, the Basel III Rules), including our ability to generate capital internally or raise capital on favorable terms, and if we fail to meet requirements, our financial condition and market perceptions of us could be negatively impacted.

- Our ability to recruit and retain talented and experienced personnel to assist in the development, management and operation of our products and services may be affected by changes in laws and regulations in effect from time to time.

- Our ability to receive dividends from our subsidiaries, in particular Regions Bank, could affect our liquidity and ability to pay dividends to shareholders.

- Fluctuations in the price of our common stock and inability to complete stock repurchases in the time frame and/or on the terms anticipated.

- The effects of anti-takeover laws and exclusive forum provision in our certificate of incorporation and bylaws.

- The effect of new tax legislation and/or interpretation of existing tax law, which may impact our earnings, capital ratios and our ability to return capital to shareholders.

- Changes in accounting policies or procedures as may be required by the FASB or other regulatory agencies could materially affect our financial statements and how we report those results, and expectations and preliminary analyses relating to how such changes will affect our financial results could prove incorrect.

- Any impairment of our goodwill or other intangibles, any repricing of assets or any adjustment of valuation allowances on our deferred tax assets due to changes in tax law, adverse changes in the economic environment declining operations of the reporting unit or other factors.

- The effects of man-made and natural disasters, including fires, floods, droughts, tornadoes, hurricanes and environmental damage (especially in the Southeastern United States), which may negatively affect our operations and/or our loan portfolios and increase our cost of conducting business. The severity and frequency of future earthquakes, fires, hurricanes, tornadoes, droughts, floods and other weather-related events are difficult to predict and may be exacerbated by global climate change.

- The impact of pandemics on our businesses, operations and financial results and conditions. The duration and severity of any pandemic as well as government actions or other restrictions in connection with such events could disrupt the global economy, adversely affect our capital and liquidity position, impair the ability of borrowers to repay outstanding loans and increase our allowance for credit losses, impair collateral values and result in lost revenue or additional expenses.

- The effects of any damage to our reputation resulting from developments related to any of the items identified above.

- Other risks identified from time to time in reports that we file with the SEC.

You should not place undue reliance on any forward-looking statements, which speak only as of the date made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible to predict all of them. We assume no obligation and do not intend to update or revise any forward-looking statements that are made from time to time, either as a result of future developments, new information or otherwise, except as may be required by law.

Item 1. *Business*

Regions Financial Corporation is a FHC headquartered in Birmingham, Alabama operating in the South, Midwest and Texas. In addition, Regions operates several offices delivering specialty capabilities in New York, Washington D.C., Chicago, Salt Lake City, and other locations nationwide. Regions provides financial solutions for a wide range of clients including retail and mortgage banking services, commercial banking services and wealth and investment services. Further, Regions and its subsidiaries deliver other financial services capabilities described below. At December 31, 2024, Regions had total consolidated assets of approximately $157.3 billion, total consolidated deposits of approximately $127.6 billion and total consolidated shareholders' equity of approximately $17.9 billion.

The terms "Regions," the "Company," "we," "us" and "our" as used herein mean collectively Regions Financial Corporation, a Delaware corporation, together with its subsidiaries when or where appropriate. Regions' principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and its telephone number at that address is (800) 734-4667.

Banking Operations

Regions conducts its banking operations through Regions Bank, an Alabama state-chartered commercial bank that is a member of the Federal Reserve System. At December 31, 2024, Regions operated 2,011 ATMs and 1,253 total branch outlets primarily across the South, Midwest and Texas.

The following table reflects the distribution of branch locations in each of the states in which Regions conducts its banking operations.

	Branches
Florida	270
Tennessee	195
Alabama	185
Georgia	117
Mississippi	98
Texas	86
Louisiana	80
Arkansas	55
Missouri	48
Illinois	40
Indiana	40
South Carolina	18
Kentucky	9
North Carolina	6
Iowa	5
Utah	1
Total	1,253

Other Financial Services Operations

In addition to its banking operations, Regions and its subsidiaries deliver specialty capabilities including merger and acquisition advisory services, capital markets solutions, home improvement lending, investment advisory services, equipment financing for commercial clients and small business customers, low income housing tax credit corporate fund syndication and asset management, financing to CRA-qualified customers, investment and insurance products, broker-dealer services to commercial clients, and others.

Business Segments

Regions operates under three reportable segments: Corporate Bank, Consumer Bank, and Wealth Management, with the remainder in Other. See "Note 22 "Business Segment Information" in Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for details on each of Regions reportable segments.

Supervision and Regulation

We are subject to the extensive regulatory and supervisory framework applicable to BHCs and their subsidiaries. This framework is intended primarily for the protection of depositors, the FDIC's DIF and the banking system as a whole and is not intended for the protection of shareholders or other investors.

Banking and other financial services statutes, regulations and policies are continually under review by U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance applicable to Regions and its subsidiaries. Regions cannot predict future changes in the applicable laws, regulations and regulatory agency policies, including any changes resulting from changes in the U.S. presidential administration and U.S. Congress. Yet, such changes may have a material impact on Regions' business, financial condition or results of operations. We will continue to evaluate the impact of any changes in law and any new regulations promulgated, including changes in regulatory costs and fees, modifications to consumer products or disclosures and the requirements of the enhanced supervision provisions, among others.

The scope of the laws and regulations and the intensity of the supervision to which Regions is subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors, including the failure of U.S. depository institutions in the first half of 2023, technological factors, market changes, climate change concerns, as well as increased scrutiny and possible denials of bank mergers and acquisitions by federal banking regulators. Regulatory enforcement and fines have also increased across the banking and financial services sector. Regions expects that its business will remain subject to extensive regulation and supervision.

The descriptions below summarize certain significant federal and state laws to which Regions is subject. These descriptions do not summarize all possible or proposed changes in laws or regulations and are not intended to be a substitute for the related statues or regulatory provisions. Changes in applicable law or regulation, and in their interpretation and application by regulatory agencies and other governmental authorities, cannot be predicted, but may have a material effect on our business, financial condition or results of operations.

Overview

As a BHC, Regions is subject to regulation under the BHC Act and to regulation, examination and supervision by the Federal Reserve. Regions has elected to be treated as an FHC which allows it to engage in a broader range of activities than would otherwise be permissible for a BHC. The BHC Act provides for "umbrella" regulation of FHCs by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHC Act also requires the Federal Reserve to examine any subsidiary of a BHC, other than a depository institution, engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of, examine and adopt rules applicable to any holding company subsidiary.

Regions Bank is an Alabama state-chartered bank and a member of the Federal Reserve System. Its operations are generally subject to supervision and examination by both the Federal Reserve and the Alabama State Banking Department. Regions Bank is also affected by the actions of the Federal Reserve as it implements monetary policy. As a Federal Reserve System member bank, Regions Bank is required to hold stock in the Federal Reserve Bank of Atlanta in an amount equal to six percent of its capital stock and surplus. Member banks with total assets in excess of $10 billion, including Regions Bank, receive a floating rate dividend tied to 10-year U.S. Treasuries, with the maximum dividend rate capped at six percent.

Regions Bank and its affiliates that provide consumer financial products and services are also subject to supervision, regulation and examination by the CFPB with respect to consumer protection laws and regulations.

Regions and certain of its subsidiaries and affiliates, including those that engage in derivatives transactions, securities underwriting, market making, brokerage, investment advisory and insurance activities, are subject to other federal and state laws and regulations, as well as supervision and examination by other federal and state regulatory agencies and other regulatory authorities, including the SEC, CFTC, FINRA and the NYSE. Regions Bank is also subject to additional state and federal laws, as well as various compliance regulations, that govern its activities, the investments it makes and the aggregate amount of loans that may be granted to one borrower.

Examinations by Regions' regulators consider not only compliance with applicable laws, regulations and supervisory policies of the agency, but also capital levels, asset quality, risk management effectiveness, the ability and performance of management and the Board, the effectiveness of internal controls, earnings, liquidity, interest rate risk management and various other factors. Following those examinations, Regions and Regions Bank are assigned supervisory ratings. This supervisory framework, including the examination reports and supervisory ratings, which are considered confidential supervisory information, could materially impact the conduct, growth and profitability of Regions' operations.

Under the Federal Reserve's Large Financial Institution Rating System, component ratings are assigned for capital planning, liquidity risk management, and governance and controls. To be considered "well managed" under this rating system, a firm must be rated "broadly meets expectations" or "conditionally meets expectations" for each of its three component ratings.

The results of examinations by any of Regions' federal bank regulators potentially can result in the imposition of significant limitations on Regions' activities and growth. These regulatory agencies generally have broad enforcement authority and discretion to impose restrictions and limitations on the operations of a regulated entity, including the imposition of substantial monetary penalties and non-monetary requirements against a regulated entity where the relevant agency determines that the operations of the regulated entity or any of its subsidiaries fail to comply with applicable laws or regulations, are conducted in an unsafe or unsound manner or represent an unfair or deceptive act or practice.

Permissible Activities under the BHC Act

The BHC Act limits the activities permissible for BHCs to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incidental thereto. A BHC electing to be treated as a FHC, like Regions, may also engage in a range of activities that are (i) financial in nature or incidental to such financial activity or (ii) complementary to a financial activity and that do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments.

The Federal Reserve has the authority to limit an FHC's ability to conduct otherwise permissible activities if the FHC or any of its depository institution subsidiaries ceases to meet applicable eligibility requirements. The Federal Reserve may also impose corrective capital and/or managerial requirements on the FHC, and if deficiencies are persistent, may require the company to divest its subsidiary banks or the company may be required to discontinue or divest investments in companies engaged in activities permissible only for a BHC electing to be treated as an FHC. Furthermore, if the Federal Reserve determines that an FHC has not maintained a CRA rating of at least "satisfactory," the FHC would not be able to commence any new financial activities or acquire a company that engages in such activities, although the FHC would still be allowed to engage in activities closely related to banking and make investments in the ordinary course of conducting banking activities.

The Federal Reserve has the power to order any BHC or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the BHC.

Enhanced Prudential Standards and Regulatory Tailoring Rules

As a BHC with over $100 billion in total consolidated assets, we are subject to enhanced prudential standards and capital rules (the "Tailoring Rules"). The Tailoring Rules assign each U.S. BHC with $100 billion or more in total consolidated assets, as well as its bank subsidiaries, to one of four categories based on its size and five other risk-based indicators: (1) cross-jurisdictional activity, (2) wSTWF, (3) non-bank assets, (4) off-balance sheet exposure and (5) status as a U.S. G-SIB.

Under the Tailoring Rules, Regions and Regions Bank are each subject to Category IV standards, which apply to banking organizations with at least $100 billion in total consolidated assets that do not meet any of the thresholds specified for Categories I through III. Firms subject to Category IV standards are generally subject to the same capital and liquidity requirements as firms with less than $100 billion in total consolidated assets, but are, among other things, subject to certain enhanced prudential standards and also required to monitor and report certain risk-based indicators. Accordingly, under the Tailoring Rules, Category IV firms are, among other things, (1) not subject to LCR or NSFR requirements (or, in certain cases, subject to reduced requirements), (2) eligible to opt-out of the requirement to recognize most elements of AOCI in regulatory capital, (3) not subject to company-run capital stress testing requirements, (4) subject to supervisory capital stress testing on a biennial instead of annual basis, (5) subject to requirements to develop and maintain a capital plan on an annual basis and (6) subject to certain liquidity risk management and risk committee requirements.

Pause on Major Federal Reserve Rulemakings

In January 2025, the Federal Reserve stated that Vice Chair for Supervision Michael Barr would step down from the position, effective February 28, 2025. The Federal Reserve stated that it will not issue any major rulemaking from the time of the announcement until a new vice chair for supervision is confirmed by the U.S. Senate.

Regulatory Capital Requirements

Regions and Regions Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve, which are based on the Basel III framework.

The Basel III Rules, among other things, include both risk-based requirements, which compare three measures of capital to RWAs, as well as leverage requirements, which in the case of Category IV banking organizations such as Regions, consist of the Tier 1 leverage ratio described below.

The capital rules also require firms to maintain a buffer (referred to as the SCB) consisting of solely CET1 capital, in addition to the minimum risk-based requirements. Failure to satisfy the buffer requirement in full results in graduated constraints on capital distributions, including dividends and share repurchases, and discretionary executive compensation. The extent to which capital distributions will be constrained depends on the amount of the shortfall and the institution's "eligible retained income," which is defined as the greater of (1) a banking institution's net income for the four preceding calendar quarters, net of any distributions to shareholders and associated tax effects not already reflected in net income, and (2) the average of a banking institution's net income over the preceding four quarters. As a Category IV banking organization, Regions' SCB is determined through the Federal Reserve's CCAR supervisory stress tests which include analyses using baseline and severely adverse economic and financial scenarios. Regions' SCB requirement is determined by adding the Federal Reserve's modeled capital degradation, in the supervisory severely adverse scenario, plus four quarters of planned common

stock dividends. As a Category IV banking organization, the capital degradation component of the SCB is calculated every other year, in even-numbered years. During a year in which a Category IV banking organization does not undergo a supervisory stress test, it will receive an updated SCB requirement that reflects its updated planned common stock dividends. A Category IV banking organization is also able to elect to participate in the supervisory stress test in a year in which it would not normally be subject to the supervisory stress test and consequently receive an updated SCB requirement. The SCB is subject to a 2.5 percent floor.

The Company's results of the 2024 stress test from the Federal Reserve reflect that the Company exceeded all minimum capital levels. The Company's SCB will remain floored at 2.5 percent from the fourth quarter of 2024 through the third quarter of 2025.

See Note 12 "Regulatory Capital Requirements and Restrictions" in Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for details on minimum capital ratios and those needed to be well capitalized.

Regions is also subject to rules that provide for simplified capital requirements relating to the threshold deductions for mortgage servicing assets, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs and investments in the capital of unconsolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

As a Category IV banking organization, Regions must also develop and maintain a capital plan, and must submit the capital plan to the Federal Reserve as part of the CCAR process. The CCAR process is intended to help ensure that BHCs have robust, forward-looking capital planning processes that account for each company's unique risks and that permit continued operations during times of economic and financial stress. In addition, the Federal Reserve's capital plan rule relating to the CCAR process provides that a BHC must receive prior approval for any dividend, stock repurchase or other capital distribution if the BHC is required to resubmit its capital plan, subject to an exception for distributions on newly issued capital instruments. Among other circumstances, a BHC may be required to resubmit its capital plan in connection with certain acquisitions or dispositions.

In 2020, the U.S. federal banking agencies published a final rule to delay the estimated impact on regulatory capital stemming from the implementation of CECL. The final rule provides banks the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). Regions adopted the capital transition relief over the permissible five-year period.

In July 2023, the U.S. banking regulators issued a proposal to revise the risk-based capital standards applicable to Regions, which generally aligns with the global Basel Accord. The proposal would introduce a new measure of RWAs, which would reflect the proposed new standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a proposed new measure for market risk that would be based on both internal models and standardized supervisory models of market risk. For Category III and IV institutions, this includes removing the AOCI opt-out in calculating regulatory capital. The proposal, if enacted, would have an effective date of July 1, 2025, with certain elements, such as the recognition of accumulated other comprehensive income in regulatory capital and changes in risk-weighted assets calculated under the Expanded Risk-Based Approach, having a three-year phase-in period. The proposal has not been finalized. Recent public statements suggest changes to the proposal will ultimately be made before it is finalized. The Company will continue to evaluate this proposal, as well as any potential future changes to the proposal, and the potential impacts on Regions.

In August 2023, the U.S. banking regulators proposed a rule that would require banking organizations with $100 billion or more in total assets to comply with long-term debt requirements and clean holding company requirements that currently apply only to global systemically important banking organizations. This proposal would also impose a long-term debt requirement on certain categories of IDIs, including IDIs with $100 billion or more in total assets, such as Regions Bank. If adopted, this proposal would require the Company and Regions Bank to each maintain a minimum outstanding eligible long-term debt amount of no less than the greatest of (i) 6% of risk-weighted assets, (ii) 2.5% of total leverage exposure and (iii) 3.5% of average total consolidated assets. Regions Bank would be required to issue the minimum amount of eligible long-term debt to the Company, and the Company would be required to issue the minimum amount of eligible long-term debt externally. In addition, if adopted as proposed, the clean holding company requirement would limit or prohibit the Company from entering into certain transactions that could impede its orderly resolution, including, for example, prohibiting the Company from entering into transactions that could spread losses to subsidiaries and third parties, as well as limiting the amount of the Company's liabilities that are not eligible long-term. This proposal was subject to a comment period that closed January 16, 2024. The Company will continue to evaluate this proposal and the potential impacts, if adopted as proposed.

For more information, see the "Regulatory Requirements" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Liquidity Requirements

Under the Tailoring Rules, Category IV firms with less than $50 billion in wSTWF, including Regions and Regions Bank, are not subject to an LCR or any NSFR. However, BHCs that are Category IV firms are subject to minimum quarterly liquidity buffers and liquidity stress testing requirements under the Federal Reserve's enhanced prudential standards. Additionally, as a

Category IV firm, Regions is required to engage in certain practices, including, but not limited to: (i) calculating collateral positions monthly; (ii) establishing an internally determined set of liquidity risk limits; (iii) monitoring elements of intraday liquidity risk exposures; and (iv) reporting liquidity data on the FR 2052a on a monthly basis.

Resolution Planning

Category IV firms such as Regions are not required to submit 165(d) resolution plans. The FDIC separately requires insured depositary institutions with $50 billion or more in total assets, such as Regions Bank, to submit to the FDIC periodic plans for resolution in the event of the bank's failure. Regions Bank submitted its most recent resolution plan in November 2022.

On June 20, 2024, the FDIC approved a final rule to amend its current resolution plan rule to modify the required frequency and informational content of resolution plan submissions applicable to certain IDIs, which describe the IDI's strategy for a rapid and orderly resolution in the event of material financial distress or failure. The final rule requires IDIs with more than $100 billion in total assets that are not affiliated with a U.S. G-SIB to submit full resolution plans every three years with limited supplements filed in the off years. The rule increases the engagement between the FDIC and covered IDIs on resolution matters, requires periodic testing to validate key capabilities and processes needed in a resolution and introduces a new credibility standard that will be used to evaluate the full resolution plan submissions. If the FDIC finds an IDI's resolution plan to be not credible, it could subject the IDI to an enforcement action. The final rule became effective on October 1, 2024. Regions Bank is required to file its next full resolution plan by July 1, 2025, which will be its initial filing under the final rule.

FDIA and Prompt Corrective Action

The FDIA requires the federal banking agencies to take prompt corrective action in respect of depository institutions that do not meet specified capital requirements. The FDIA establishes five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and the federal banking agencies must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. Subject to a narrow exception, the FDIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. As of December 31, 2024, both Regions and Regions Bank were well-capitalized.

An institution that is classified as well-capitalized based on its capital levels may be treated as adequately capitalized, and an institution that is adequately capitalized or undercapitalized based upon its capital levels may be treated as though it were undercapitalized or significantly undercapitalized, respectively, if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a BHC must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The BHC must also provide appropriate assurances of performance.

The FDIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards. Regulators also must take into consideration: (i) concentrations of credit risk; (ii) interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position); and (iii) risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. Regulators make this evaluation as a part of their regular examination of the institution's safety and soundness. Additionally, regulators may choose to examine other factors in order to evaluate the safety and soundness of financial institutions.

Safety and Soundness

The federal banking agencies have adopted a set of guidelines prescribing safety and soundness standards relating to internal controls and information systems, informational security, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. For example, the guidelines prohibit excessive compensation as an unsafe and unsound practice, and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

Properly managing risks is critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing banking institutions including, but not limited to, credit, market, liquidity, operational, legal, compliance and reputational risk. Some of the regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems,

breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. To address safety and soundness, Regions Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive and effective internal controls.

Enforcement Authority

The federal banking agencies have broad authority to issue orders to depository institutions and their holding companies prohibiting activities that constitute violations of law, rule, regulation or administrative order, or that represent unsafe or unsound banking practices, as determined by the federal banking agencies. The federal banking agencies also are empowered to require affirmative actions to correct any violation or practice; issue administrative orders that can be judicially enforced; direct increases in capital; limit dividends and distributions; restrict growth; assess civil money penalties against institutions or individuals who violate any laws, regulations, orders or written agreements with the agencies; order termination of certain activities of holding companies or their non-bank subsidiaries; remove officers and directors; order divestiture of ownership or control of a non-banking subsidiary by a holding company; or terminate deposit insurance and appoint a conservator or receiver.

Payment of Dividends

Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow to us, including cash flow to pay dividends to our shareholders and principal and interest on any of our outstanding debt, is dividends from Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to us, as well as by us to our shareholders.

If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal bank regulatory agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIA, an insured institution may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "FDIA and Prompt Corrective Action" above. Moreover, the Federal Reserve and the FDIC have issued policy statements stating that BHCs and insured banks should generally pay dividends only out of current operating earnings.

Payment of Dividends by Regions Bank. Under the Federal Reserve's Regulation H, Regions Bank may not, without approval of the Federal Reserve, declare or pay a dividend to Regions if the total of all dividends declared in a calendar year exceeds the total of (a) Regions Bank's net income for that year and (b) its retained net income for the preceding two calendar years, less any required transfers to additional paid-in capital or to a fund for the retirement of preferred stock.

Under Alabama law, Regions Bank may not pay a dividend in excess of 90% of its net earnings unless its surplus is equal to at least 20% of capital. Regions Bank is also required by Alabama law to seek the approval of the Alabama Superintendent of Banking prior to the payment of dividends if the total of all dividends declared by Regions Bank in any calendar year will exceed the total of (a) Regions Bank's net earnings for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. The statute defines net earnings as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes. Regions Bank cannot, without approval from the Federal Reserve and the Alabama Superintendent of Banking, declare or pay a dividend to Regions unless Regions Bank is able to satisfy the criteria discussed above.

Payment of Dividends by Regions. Payment of dividends to our shareholders is subject to the oversight of the Federal Reserve. In particular, the dividend policies and share repurchases of a large BHC, such as Regions, are reviewed by the Federal Reserve based on capital plans submitted as part of the CCAR process and may be constrained in certain scenarios. See "Capital Requirements" above. In addition, as a Delaware corporation, Regions is subject to the limitations on dividends and share repurchases set forth in the Delaware General Corporation Law (DGCL). The DGCL allows Regions to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if it has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, the DGCL does not permit Regions to repurchase shares of its capital stock where the repurchase would cause an impairment of the capital of the corporation.

Support of Subsidiary Banks

Under the Dodd-Frank Act, Regions is expected to act as a source of financial strength to, and to commit resources to support, its subsidiary bank. This support may be required at times when Regions may not be inclined to provide it.

Limits on Exposure to One Borrower and Exposure to Insiders

Alabama banking law imposes limits on the amount of credit a bank can extend to any one person (or group of related persons). For Regions Bank, this limit includes credit exposures arising from loan and equivalent exposure and investment and trading exposure.

Applicable banking laws and regulations also place restrictions on loans by FDIC-insured banks and their affiliates to their directors, executive officers and principal shareholders.

Lending Standards and Guidance

The federal banking agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all IDIs, such as Regions Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies.

The federal banking agencies have also jointly issued guidance on "Concentrations in Commercial Real Estate Lending," which defines commercial real estate loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third-party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. The guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. The required heightened risk management practices could include enhanced strategic planning, underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for credit losses and capital levels may also be required. The guidance states that the following metrics may indicate a concentration of commercial real estate loans, but that these metrics are neither limits nor a safe harbor: (1) total reported loans for construction, land development, and other land represent 100 percent or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, nonfarm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300 percent or more of total risk-based capital and the bank's commercial real estate loan portfolio has increased 50 percent or more during the prior 36 months.

De Novo Branching and De Novo Banks

With the approval of applicable regulators, state banks may establish de novo branches in states other than their home state as if such state was the bank's home state.

Anti-Tying Provisions

Regions Bank is prohibited from conditioning the availability of any product or service, or varying the price for any product or service, on the requirement that the customer obtain some additional product or service from the bank or any of its affiliates, other than loans, deposits and trust services.

Transactions with Affiliates

Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W restrict transactions between a bank and its affiliates, including a parent BHC. Regions Bank is subject to these restrictions, which include quantitative and qualitative limits on the amounts and types of transactions that may take place, including extensions of credit to affiliates, investments in the stock or securities of affiliates, purchases of assets from affiliates and certain other transactions with affiliates. These restrictions also require that credit transactions with affiliates be collateralized and that transactions with affiliates be on market terms or better for the bank. Generally, a bank's covered transactions with any single affiliate are limited to 10% of the bank's capital stock and surplus and covered transactions with all affiliates are limited to 20% of the bank's capital stock and surplus.

Deposit Insurance

Regions Bank's deposits are insured by the FDIC up to the applicable limits, which is currently $250,000 per account ownership type. The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an IDI based on an assessment rate calculator, which is based on a number of elements to measure the risk each IDI poses to the

DIF. The assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly.

The FDIC, as required under the FDIA, established a plan in September 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35 percent within eight years. This plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the DIF reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates.

During 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, beginning with the first quarterly assessment period of 2023. This rule, combined with other factors influenced by Regions' financial performance, increased regulatory premiums in 2023. The FDIC also concurrently maintained the Designated Reserve Ratio for the DIF at 2 percent.

In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the DIF associated with bank failures in the first half of 2023, which became effective on April 1, 2024. Under the rule, the assessment base for the special assessment is equal to an IDI's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The total amount of the special assessment is to be paid in ten quarterly installments that began with the invoice for the first quarter of 2024 (received in June 2024) and will end with the invoice for the second quarter of 2026. The payments are deductible for income taxes. For more details on the special assessment, see the "Non-Interest Expense" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

FDIC Recordkeeping Requirements

As a part of the FDIC Part 370 recordkeeping requirements, Regions is subject to facilitate rapid and accurate payment of FDIC-insured deposits to customers when large IDIs fail. FDIC rules require IDIs with two million or more deposit accounts to maintain complete and accurate data on each depositor's ownership interest by right and capacity and to develop the capability to calculate the insured and uninsured amounts for each deposit owner by ownership right and capacity.

Acquisitions

The BHC Act requires every BHC to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition, the BHC will directly or indirectly own or control 5% or more of the voting shares of the institution; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank or savings and loan association; or (iii) it may merge or consolidate with any other BHC. FHCs must obtain prior approval from the Federal Reserve before acquiring certain non-bank financial companies with assets exceeding $10 billion. FHCs seeking approval to complete an acquisition must be well-capitalized and well-managed.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the U.S., or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the BHCs and banks impacted and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and the consideration of convenience and needs of the community to be served includes the parties' performance under the CRA. The Federal Reserve must also take into account the institutions' effectiveness in combating money laundering. In addition, pursuant to the Dodd-Frank Act, the BHC Act was amended to require the Federal Reserve to, when evaluating a proposed transaction, consider the extent to which the transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Late in the preceding administration, the standards by which bank and financial institution acquisitions would be evaluated have been undergoing review and change by the OCC, FDIC and DOJ, but not by the Federal Reserve. These reviews and changes were incorporated into non-binding guidance. The DOJ withdrew its 1995 Bank Merger Guidelines and issued the 2024 Banking Addendum to its 2023 Merger Guidelines. The DOJ clarified that it will assess competition considerations in connection with bank and BHC mergers using its 2023 Merger Guidelines, which is the general merger review framework the DOJ now uses to evaluate transactions in all segments of the economy, and the 2024 Banking Addendum. The 2024 Banking Addendum provides guidance on how the DOJ will assess competition in the context of bank and bank holding company mergers. An analysis under the 2023 Merger Guidelines and 2024 Banking Addendum may include consideration of theories of harm and relevant markets not considered under the 1995 Bank Merger Guidelines, which focused primarily on concentrations of deposits and branches. Whether and how the guidance might be further changed or interpreted by the new administration is uncertain.

Depositor Preference

Under federal law, claims of depositors and certain claims for both administrative expenses and employee compensation against an IDI would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

Volcker Rule

The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in, sponsoring and having certain relationships with private funds such as hedge funds or private equity funds that would be considered an investment company for purposes of the Volcker Rule. The compliance requirements under regulations implementing the Volcker Rule are tailored based on the size and scope of trading activities. Because TAL are maintained under $1 billion, Regions is categorized with "limited" TAL and benefits from a presumption of compliance with the Volcker Rule. Regions has put in place the compliance programs required by the Volcker Rule and has either divested or received extensions for any holdings in illiquid funds.

Consumer Protection Laws

We are subject to a number of federal and state consumer protection laws, including laws designed to protect customers and promote lending to various sectors of the economy and population. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Consumer Financial Protection Act and their respective state law counterparts.

The CFPB has broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the laws referenced above, other fair lending laws and certain other statutes. The CFPB also has examination and primary enforcement authority with respect to consumer financial laws for depository institutions with $10 billion or more in assets, including the authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The CFPB may issue regulations that impact products and services offered by Regions or Regions Bank. The regulations could reduce the fees that Regions receives, alter the way Regions provides its products and services or expose Regions to greater risk of private litigation or regulatory enforcement action.

For example, the CFPB has, among other things, issued final rules as part of an initiative to reduce the amounts and types of fees financial institutions may charge. In December 2024, the CFPB issued a final rule amending Regulation Z that would impose certain requirements on overdraft fees, including requirements similar to those that apply to credit cards under Regulation Z, charged by IDIs with more than $10 billion in total assets unless the IDI limits the overdraft fee to an amount that covers the IDI's costs and losses to provide the service or $5. The final rule is scheduled to go into effect on October 1, 2025. Several banking industry groups filed a lawsuit seeking to invalidate the final rule, in which they argued that the CFPB exceeded its statutory authority in adopting the final rule. In addition, new CFPB leadership has taken actions that call into question the effectiveness of new rules and their implementation dates. Furthermore, under the presidential memorandum entitled "Regulatory Freeze Pending Review," rules with future effective dates may be re-evaluated. Therefore, the Company cannot predict the nature and timing of future developments that may potentially impact CFPB rules and proposals.

Privacy and Cybersecurity

We are, or may in the future become, subject to a variety of complex and evolving laws, regulations, rules and standards at the federal, state and local level regarding privacy and cybersecurity. Privacy and cybersecurity are currently areas of considerable legislative and regulatory attention, with new or modified laws, regulations, rules and standards being frequently adopted and potentially subject to divergent interpretation or application in a manner that may create inconsistent or conflicting requirements for businesses. Privacy and cybersecurity laws and regulations often impose strict requirements regarding the collection, storage, handling, use, disclosure, transfer, protection and other processing of personal information, which may have adverse consequences on our business, including incurring significant compliance costs, requiring changes to our business or operations and imposing severe penalties for non-compliance.

For example, at the federal level, the federal banking regulators have adopted certain rules, including pursuant to the GLBA, that limit the ability of banks and other financial institutions to disclose non-public personal information about consumers to third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain non-public personal information to non-affiliated third parties. In addition, consumers may also prevent disclosure among affiliated companies of certain non-public personal information that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and application information. Consumers also have the option to direct banks and other financial institutions not to share certain information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Federal law also requires financial institutions to implement a written IS Program that includes administrative, technical, and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The program should be designed to ensure the security and confidentiality of customer information, protect against unanticipated

threats or hazards to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Financial institutions must also conduct ongoing oversight of third-party service providers to ensure they are maintaining appropriate security controls. Financial institutions must report on the institution's cybersecurity program annually to the board of directors or a committee of the board of directors. The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense against security threats and to ensure their risk management processes appropriately address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively identify, prevent and detect a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to a cyber-attack. In addition to the GLBA, we are subject to various other federal and state laws, regulations, rules and standards. The Regions IS Program is designed to reflect the regulatory requirements and guidance.

In addition, in the spring of 2022, federal banking regulators have imposed a new cybersecurity-related notification rule that requires banking organizations, including Regions and Regions Bank to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, or ability to carry out key operations of the banking organization, the failure of which would pose a threat to the stability of the U.S. financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents. Additionally, the enactment of the CIRCIA in 2022, once rulemaking is complete, will require, among other things, covered entities to report significant cyber incidents, including ransomware attacks, to the CISA Further, in 2023, the SEC adopted regulations requiring public companies to disclose certain information regarding material cybersecurity incidents impacting those companies, as well as descriptions about how they manage material cybersecurity risks.

State regulators have also been increasingly active in implementing privacy and cybersecurity laws, regulations, rules and standards. Several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and have provided detailed requirements with respect to these programs, including data encryption requirements. Many states have also implemented or are considering implementing, comprehensive data privacy and cybersecurity laws and regulations, such as the CCPA. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach. Moreover, the United States Congress has considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which Regions and/or Regions Bank may be subject if passed. We expect this trend of state and federal activity to persist, and we continue to monitor such developments in the geographic areas in which our customers are located.

Community Reinvestment Act

The CRA requires Regions Bank's primary federal bank regulatory agency, the Federal Reserve, to assess the bank's record in meeting the credit needs of the communities served by the bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." This assessment is considered for any bank that applies to merge or consolidate with or acquire the assets or assume the liabilities of an IDI, or to open or relocate a branch office. The CRA record of each subsidiary bank of a FHC also is assessed by the Federal Reserve in connection with reviewing any proposed acquisition or merger application. Regions Bank's most recent CRA rating from the Federal Reserve was "Satisfactory."

In October 2023, the Federal Reserve, FDIC and OCC issued a final rule to amend their regulations implementing the CRA. The rule materially revises the current CRA framework, including the assessments areas in which a bank is evaluated to include activities associated with online and mobile banking, the tests used to evaluate the bank in its assessment areas, new methods of calculating credit for lending, investment and service activities and additional data collection and reporting requirements. The rule is expected to result in a significant increase in the thresholds for large banks to receive "Outstanding" ratings in the future. The rule was originally intended to take effect on April 1, 2024, with most of the provisions becoming applicable on January 1, 2026 and reporting of the collected data would not be required until 2027. Several banking industry groups filed a lawsuit seeking to invalidate the final rule, in which they argued that the agencies exceeded their statutory authority in adopting it. In March 2024, a preliminary injunction was granted that provides a day-for-day extension for each day the injunction remains in place. The court's decision granting a preliminary injunction is on appeal to the U.S. Court of Appeals for the Fifth Circuit. Uncertainty consequently remains around the actual implementation date, as well as around which elements of the final rule may be implemented. The Company continues to monitor the outcome of this rule.

Compensation Practices

Our compensation practices are subject to oversight by the Federal Reserve. The federal banking regulators have provided guidance designed to ensure that incentive compensation arrangements at banking organizations take into account risk and are consistent with safe and sound practices. The guidance sets forth the following three key principles with respect to incentive

compensation arrangements: (i) the arrangements should provide employees with incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk; (ii) the arrangements should be compatible with effective controls and risk management; and (iii) the arrangements should be supported by strong corporate governance. The guidance provides that supervisory findings with respect to incentive compensation will be incorporated, as appropriate, into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance also provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk management, control or governance processes pose a risk to the organization's safety and soundness.

Anti-Money Laundering

A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. Regions Bank is subject to the reporting and recordkeeping requirements of the BSA. The BSA requires financial institutions to, among other things, establish and maintain procedures reasonably designed to assure and monitor compliance with BSA regulatory requirements. The USA PATRIOT Act, which amended the BSA, broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers and insurance companies, and strengthened the ability of the U.S. government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes internal policies, procedures and internal controls, the designation of a chief compliance officer, as well as training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain due diligence on private bank accounts and due diligence on and verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA PATRIOT Act also requires federal banking regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition. A financial institution's failure to comply with the BSA could have serious legal and reputational consequences for the institution. Regions Bank has continued to augment its anti-money laundering compliance program to comply with the BSA and its implementing regulations and will continue to revise and update its anti-money laundering policies, procedures and controls to reflect future regulatory changes. The AMLA, which amends the BSA, was enacted in January 2021. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards by the U.S. Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations. Many of the statutory provisions in the AMLA will require additional rulemaking, reports and other measures, and the impact of the AMLA will depend on, among other things, implementation guidance.

As required by AMLA, in June 2021, FinCEN, which promulgates the implementing regulations of the USA PATRIOT Act, BSA, and other anti-money laundering legislation, issued the national anti-money laundering and countering the financing of terrorism priorities. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing. Banks are not required to implement any immediate changes related to the national priorities to their anti-money laundering compliance programs until FinCEN issues the implementing regulations related to the national priorities. Bank regulators continue to examine financial institutions for anti-money laundering compliance and Regions Bank will continue to monitor and augment, where necessary, our anti-money laundering compliance framework, including the anti-money laundering program, policies and procedures of Regions Bank to ensure that it is commensurate with our risk profile.

Office of Foreign Assets Control Regulation

The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals, organizations, regimes and other entities. In the United States, economic sanctions are administered by OFAC. OFAC publishes lists of specially designated targets, issues regulations and implements executive orders that restrict dealings with certain countries and territories. Territorial sanctions, which target certain countries, regions and territories, take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property within U.S. jurisdiction (including property in the possession or control of U.S. persons). OFAC also administers sanctions lists that have various associated prohibitions, including the Specially Designated Nationals and Blocked Persons List. U.S. persons are prohibited from dealing with Specially Designated Nationals regardless of location, and all assets of Specially Designated Nationals and Blocked Persons are blocked. Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a general or specific license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Regulation of Broker Dealers and Investment Advisers

Our subsidiaries, Regions Securities and BlackArch Securities LLC, are registered broker-dealers with the SEC and FINRA, and Regions Investment Management, Inc. and Highland Associates, Inc. are registered investment advisers with the SEC. These subsidiaries are, as a result, subject to regulation and examination by the SEC, FINRA and other self-regulatory organizations. These regulations cover a broad range of issues, including capital requirements; sales and trading practices; use of client funds and securities; the conduct of directors, officers and employees; record-keeping and recording; supervisory procedures to prevent improper trading on material non-public information; qualification and licensing of sales personnel; and limitations on the extension of credit in securities transactions. In addition to federal registration, state securities commissions require the registration of certain broker-dealers and investment advisers.

Competition

All aspects of our business are highly competitive. Our subsidiaries compete with other financial institutions located in the states in which they operate and other adjoining states, as well as large banks in major financial centers and other financial intermediaries, such as savings and loan associations, credit unions, fintechs, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, mortgage companies and financial service operations of major commercial and retail corporations. We expect competition to remain intense among financial services companies. Our success will depend, in part, on market acceptance and regulatory approval of new products and services. Further, despite delays in obtaining regulatory approvals, we expect consolidation in the financial services industry to continue, which may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wide array of financial products and services at competitive prices.

In addition, technology has lowered barriers to entry and made it possible for non-banks to offer traditional bank or bank-like products and services and therefore compete with financial institutions like us in providing electronic, internet-based and mobile phone-based financial solutions. In particular, the activity of fintechs has grown significantly over recent years and is expected to continue to grow. A number of fintechs have applied for, and in some cases been granted, bank or industrial loan charters, while other fintechs have partnered with existing banks to allow them to offer deposit products to their customers. In addition to fintechs, traditional technology companies have begun to make efforts toward providing financial services directly to their customers. Many of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility in competing for business. Regions provides an array of digital products and services to our customers and we expect a bank's digital offerings to be a key competitive differentiator. The continued move toward digital banking and financial services, combined with customer expectations regarding digital offerings, will require us to invest greater resources in technological improvements. Customers for banking services and other financial services offered by our subsidiaries are generally influenced by convenience, quality of service, price of service, personal contacts, the quality of the technology that supports the customer experience and availability of products. Although our position varies in different markets, we believe that our affiliates effectively compete with other financial services companies in their relevant market areas.

Human Capital

One pillar of our strategic priorities at Regions is the commitment to "Build the Best Team". We believe one of the biggest differentiators of our performance is the people we employ. The need to attract, retain and develop the right talent to accomplish our strategic plan is central to our success. As of December 31, 2024, Regions and its subsidiaries had 19,644 full-time equivalent employees supporting our consumer and commercial banking, wealth management and mortgage product and services primarily across the Southeast and Midwest.

A strong and impactful human capital program begins at the top. Our Board oversees our corporate strategy and sets the tone for our culture, values and high ethical standards, and through its Committees, holds management accountable. The primary committee responsible for the oversight of human capital is the CHR Committee. The CHR Committee strategically meets with subject matter experts regarding talent management and acquisition, succession planning, associate conduct, associate learning and development, inclusive practices, and associate retention. Additionally, on a quarterly basis the CHR Committee reviews the HCM Dashboard which includes a mixture of trending and point-in-time metrics designed to provide information and analysis of workforce demographics; talent acquisition; workforce stability (retention, turnover, etc.); and associate conduct and engagement.

In order to build the best team, it is necessary for us to fill talent needs with qualified and engaged associates. Key to our success is our internal talent management program which strives to optimally deploy existing talent across Regions by focusing on where our associates excel and helping them find the best roles that maximize their talents, abilities and interests. For those roles which we fill externally, we continually build talent pipelines with an eye toward not only current needs, but also future demands of our business. Regions uses innovative tools and structured processes to achieve our goals including applications and resources designed to reach broader audiences. Our recruiting technology is agile, user friendly and allows us to offer to candidates a robust understanding of our needs, requirements and a view of our culture to support the building of an inclusive and engaged workforce.

Regions provides transparency into our workforce demographics by disclosing 2023 EEO-1 results on our 2023 Workforce Demographics Report available on our website, www.regions.com. Information included on our website is not incorporated into, or otherwise made a part of, this Annual Report on Form 10-K.

We also consider it critical to our success to invest in the professional development of all of our associates. We emphasize our commitment to professional development through opportunities such as technical, skills-based, management, and leadership training programs; formal talent and performance management processes; and sustainable career paths. We also aim to prepare our workforce for a rapidly changing environment and understand that reskilling and upskilling are crucial to staying competitive, meeting the needs of the modern workforce, and retaining associates. We have established a customized learning experience platform that provides the tools to measure, build, and communicate skills inside the Company. This tool provides the ability to inventory the skills our associates have, allowing us to target our development efforts on specific areas where elevated skills are needed. Regions also offers leader development programs created to help people managers understand how to evaluate performance by leveraging the power of a strengths-based and engagement-focused workforce and culture. Our partnership with Guild, an education, skilling and mobility solution provider has allowed us to transition our tuition reimbursement program for associates to a best-in-class tuition assistance program that targets adult learners and provides coaching support and access to a curated catalog from Guild's Learning Marketplace. Through the Guild program, associates can now pursue a degree or other educational opportunities while building their career at the same time. By removing barriers and expanding access to education, we are continuing our commitment to Build the Best Team.

Understanding that automation, cognitive technologies and the open talent economy are reshaping the future of work, Regions makes available to technology associates courses on-demand that offer intensive learning in application development, information technology operations, security and technology architecture. This solution also offers professional development for data and business professionals. In addition, almost all associates may access a full suite of courses regardless of whether the application is needed in their current role.

We aim to offer competitive and fair compensation to our associates. Base salaries are established considering market competitive rates for specific roles; additionally, on an individual basis base salaries reflect the experience and performance levels of our associates. We assess the competitiveness of our ranges on an annual basis by benchmarking our rates against those paid by our peers. In addition to base salaries, we promote a robust pay-for-performance philosophy and incentivize a large majority of our associate population with incentive compensation designed to drive strategies, behaviors and business goals within our unique lines of business. Long-term stock-based incentive compensation is also key to the attraction and retention of key talent and is offered thoughtfully to our executive and leadership ranks. We believe tying the interests of our leaders to those of our shareholders creates a strong link to company performance.

As the success of our business is fundamentally connected to the well-being of our associates, we aim to offer a competitive and comprehensive benefits program to support associates throughout all life stages. Our benefits include comprehensive health, life, and disability coverage that are funded in whole or in part by the Company as well as a 401(k) plan with a dollar-for-dollar company match on employee contributions up to 5 percent of pay and a base contribution of 2 percent of pay for all associates who do not participate in our grandfathered pension program. We also offer our associates programs and tools to support their total well-being including a range of flexible work arrangements, generous time-off policies, physical, mental and financial wellness benefits as well as other programs and practices that support associates and their families throughout the full spectrum of their careers and lives.

Available Information

We maintain a website at ir.regions.com. We make available on our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, Form DEF 14A, and current reports on Form 8-K, including exhibits, and amendments to those reports that are filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These documents are made available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The SEC also maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Regions. Also available on our website are our (i) Corporate Governance Principles, (ii) Code of Business Conduct and Ethics, (iii) Code of Ethics for Senior Financial Officers, (iv) Fair Disclosure Policy, (v) the charters of our Audit Committee, Compensation and Human Resources Committee, Nominating and Corporate Governance Committee, Risk Committee, Technology Committee, and Executive Committee, and (vi) a number of voluntary disclosures, reports and other documents. Information included on our website is not incorporated into, or otherwise made a part of, this Annual Report on Form 10-K.

Item 1A. Risk Factors

An investment in the Company involves risks, some of which, including market, credit, technology, strategic, operational, reputational, legal, regulatory and compliance, liquidity, talent management, estimate and assumption and other external risks, could be substantial and is inherent in our business. These risks also include the possibility that the value of the investment could decrease considerably, and dividends or other distributions concerning the investment could be reduced or eliminated.

Discussed below are risk factors that could adversely affect our financial results and condition, as well as the value of, and return on investment in the Company.

Risk Factor Summary

Market Risks
- Our businesses have been, and may continue to be, adversely affected by conditions in the financial markets and economic conditions generally.
- Fluctuations in market interest rates, including the level and shape of the yield curve, may adversely affect our performance.

Credit Risks
- If we experience greater credit losses in our loan portfolios than anticipated, our earnings may be materially adversely affected.
- Any future reductions in our credit ratings may increase our funding costs and place limitations on business activities.
- Changes in the soundness of other financial institutions could adversely affect us.
- We may suffer losses if the value of collateral declines in stressed market conditions.

Liquidity Risks
- Ineffective liquidity management could adversely affect our financial results and condition.
- Loss of deposits or a change in deposit mix could increase our funding costs.
- We rely on the mortgage secondary market to manage various risks.

Technology Risks
- We are at risk of a variety of systems failures or errors and cybersecurity incidents that could adversely affect customer experience and our business and financial performance.
- We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.
- We will continually encounter technological change and must effectively anticipate, develop and implement new technology.

Strategic Risks
- Industry competition may adversely affect our degree of success.
- Our operations are concentrated primarily in the South, Midwest and Texas, and adverse changes in the economic conditions in this region can adversely affect our financial results and condition.
- Weakness in the residential real estate markets could adversely affect our performance.
- Weakness in the commercial real estate markets could adversely affect our performance.
- Risks associated with home equity products where we are in a second lien position could materially adversely affect our performance.
- Weakness in commodity businesses could adversely affect our performance.
- An outbreak or escalation of hostilities between countries or within a country or region could have a material adverse effect on the U.S. economy and on our businesses.

Operational Risks
- We are subject to a variety of operational risks, including the risk of fraud or theft by internal or external parties, which may adversely affect our business and results of operations.
- We rely on other companies to provide key components of our business infrastructure.
- We depend on the accuracy and completeness of information about clients and counterparties.
- We are exposed to risk of environmental liability when we take title to property.
- We can be negatively affected if we fail to identify and address operational risks associated with the introduction of or changes to products, services and delivery platforms.
- Enhanced regulatory and other standards for the oversight of vendors and other service providers can result in higher costs and other potential exposures.
- We are, and may in the future be, subject to claims and litigation calling into question our right to use the intellectual property underlying certain technology in our business.

Reputational Risks
- We are subject to ESG risks that could adversely affect our business, reputation and the trading price of our common stock.
- Damage to our reputation could significantly harm our businesses.

Legal, Regulatory and Compliance Risks
- We are, and may in the future be, subject to litigation, investigations and governmental proceedings that may result in liabilities adversely affecting our financial condition, business or results of operations or in reputational harm.
- We are subject to extensive governmental regulation, which could have an adverse impact on our operations and our business model.

- We are subject to a variety of risks in connection with any sale of loans we may conduct.
- We may be subject to more stringent capital and liquidity requirements.
- Rulemaking changes and regulatory initiatives implemented by the CFPB may result in higher regulatory and compliance costs that may adversely affect our results of operations.
- We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and a failure to comply with these laws could lead to a wide variety of penalties and other sanctions.
- We may not be able to complete future acquisitions, may not be successful in realizing the benefits of any future acquisitions that are completed or may choose not to pursue acquisition opportunities we might find beneficial.
- Increases in FDIC insurance assessments may adversely affect our earnings.
- Unfavorable results from ongoing stress analyses may adversely affect our ability to retain customers or compete for new business opportunities.
- We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.
- We may not pay dividends on shares of our capital stock.
- Anti-takeover and banking laws and certain agreements and charter provisions may adversely affect share value.
- Our amended and restated bylaws designate (i) the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders and (ii) the federal district courts of the United States as the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with our company or our company's directors, officers or other employees.
- We face substantial legal and operational risks in our safeguarding and other processing of personal information.
- Differences in regulation can affect our ability to compete effectively.

Talent Management Risks
- Our businesses may be adversely affected if we are unable to hire and retain qualified employees.
- Our operations rely on our ability, and the ability of key external parties, to maintain appropriately-staffed workforces, and on the competence, trustworthiness, health and safety of employees.

Estimates and Assumptions Risks
- Our reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.
- If the models that we use in our business perform poorly or provide inadequate information, our business or results of operations may be adversely affected.
- Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

Other External Risks
- Our business and financial performance could be adversely affected by a U.S. government debt default or the threat of such a default.
- Weather-related events, pandemics and other natural or man-made disasters could cause a disruption in our operations or lead to other consequences that could adversely impact our financial results and condition. These impacts could be intensified by climate change. Heightening focus on climate change may also carry transition risks that could negatively impact our results of operations and financial condition.

Market Risks

Our businesses have been, and may continue to be, adversely affected by conditions in the financial markets and economic conditions generally.

We provide traditional commercial, retail and mortgage banking services, as well as other financial services including asset management, wealth management, securities brokerage, merger-and-acquisition advisory services and other specialty financing. All of our businesses are materially affected by conditions in the financial markets and economic conditions generally or specifically in the South, Midwest and Texas, the principal markets in which we conduct business. A worsening of business and economic conditions generally or specifically in the principal markets in which we conduct business could have adverse effects on our business, including the following:

- A decrease in the demand for, or the availability of, loans and other products and services offered by us, including as a result of changing interest rate conditions;

- A decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate;

- An impairment of certain intangible assets, such as goodwill;

- A decrease in interest income from variable rate loans, due to declines in interest rates;

- A decrease in the supply of deposits or the need to price interest-bearing deposits higher due to competitive forces or market rate fluctuations, which could result in substantial increase in cost to retain and service deposits; and

- A change in the pricing or spread environment could adversely impact the yields received on newly originated loans or securities

In the event of severely adverse business and economic conditions generally or specifically in the principal markets in which we conduct business, there can be no assurance that the federal government and the Federal Reserve would intervene or make adjustments to trade, fiscal or monetary policy, including tariffs, that would cause business and economic conditions to improve. If business and economic conditions worsen or volatility increases, our business, financial condition and results of operations could be materially adversely affected.

Volatility and uncertainty related to inflation and the effects of inflation, which has led to increased costs for businesses and consumers and potentially contribute to poor business economic conditions, has and may continue to enhance or contribute to some of the risks of our business. For example, higher inflation, or volatility and uncertainty related to inflation, has and may continue to reduce demand for our products, adversely affect the creditworthiness of the Company's borrowers, lower values for our investment securities and other fixed-rate assets, or otherwise adversely affect our businesses, financial conditions and results of operations.

Fluctuations in market interest rates, including the level and shape of the yield curve, may adversely affect our performance.

Our profitability depends to a large extent on our net interest income, which is the difference between the interest income received on interest-earning assets (primarily loans, leases, investment securities and cash balances held at the Federal Reserve Bank) and the interest expense incurred in connection with interest-bearing liabilities (primarily deposits and borrowings). The level of net interest income is mostly a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as the local economy, competition and demand for loans and deposits, the monetary policy of the FOMC and interest rates markets.

The cost of our deposits and short-term wholesale borrowings is heavily impacted by market-based liquidity conditions and interest rates, factors which are influenced directly and indirectly by a mixture of effects including the FOMC's monetary policy, and economic and financial conditions. Moreover, the market's expectation of the future course of FOMC policy and economic factors interact to influence the path for market interest rates, relative interest rate relationships and the shape of the yield curve. Yields generated by our loans and securities and the costs of deposits and wholesale borrowings are driven by both short-term and longer-term interest rates to different degrees, thus impacting net interest income. If the yields on our interest-bearing liabilities increase at a faster pace than the yields on our interest-earning assets, our net interest income may decline. Our net interest income could be similarly affected if the yields on our interest-earning assets decline at a faster pace than the yields on our interest-bearing liabilities. Finally, interest rate volatility and levels directly impact the value of certain fixed-rate assets and liabilities, which may impact unrealized gains or unrealized losses in our portfolios.

The monetary policy tightening cycle observed from 2022 through mid-2024 led to increased volatility in fixed income markets. After the benchmark federal funds interest rates reached a peak range between 5.25 percent and 5.50 percent in 2023 into 2024, the FOMC reduced the federal funds rate by 50 basis points in September 2024 and by 25 basis points in both November and December 2024, to a range of 4.25 percent to 4.50 percent. While the FOMC has initiated a rate easing cycle, the range of potential rate paths over the coming year is wide and will ultimately be driven by the path of inflation, labor market performance and economic growth.

Estimates for net interest income exposure to interest rate changes have been reduced recently. While a persistently elevated, or increasing, rate environment from current levels would continue to support net interest income, elevated rates also increase the cost of funding and the potential for higher levels of competition for deposits. Additionally, elevated interest rates would increase debt service requirements for some of our borrowers and may adversely affect those borrowers' ability to pay as contractually obligated, ultimately resulting in additional delinquencies or charge-offs. Conversely, should interest rates move lower, net interest income is well supported by a mostly neutral interest rate risk position aided by the Company's interest rate hedging program. In this environment, deposit and funding costs will move lower; however, net interest income may be adversely impacted if those costs cannot move lower as fast as expected.

To the extent that the yield curve steepens, net interest income would benefit, primarily from the additional yield provided to fixed rate asset reinvestment and production, without a commensurate offset from increasing funding costs. Conversely, a flatter yield curve would reduce net interest income, all else equal.

Sustained higher interest rates and continued Federal Reserve asset reductions may adversely affect market stability, market liquidity and the Company's financial performance and condition. We cannot predict the nature or timing of future changes in monetary policies or the precise effects such changes may have on our activities and financial results.

For a more detailed discussion of these risks and our management strategies for these risks, see the "Executive Overview," "Net Interest Income, Margin and Interest Rate Risk," "Net Interest Income and Margin," "Market Risk-Interest Rate Risk" and "Securities" sections of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Credit Risks

If we experience greater credit losses in our loan portfolios than anticipated, our earnings may be materially adversely affected.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans and leases according to their terms and that any collateral securing the payment of their loans and leases may not be sufficient to assure repayment. Customers or counterparties may become delinquent, file for protection under bankruptcy laws or default on their loans or leases, which could result in a higher level of nonperforming assets, net charge-offs, and provisions for credit losses. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for credit losses based on a number of factors. Our management periodically determines the allowance for credit losses based on available information, including the quality of the loan portfolio, the value of the underlying collateral and the level of non-accrual loans, taking into account relevant information about past events, current conditions and R&S forecasts of future economic conditions that affect the collectability of our loan portfolio. If, as a result of general economic conditions, there is a decrease in asset quality or growth in the loan portfolio and management determines that additional increases in the allowance for credit losses are necessary, we may incur additional expenses which will reduce our net income, and our business, results of operations or financial condition may be materially adversely affected.

Although our management will establish an allowance for credit losses it believes is appropriate to absorb expected credit losses over the life of loans in our loan portfolio, this allowance may not be adequate. For example, if economic conditions in those markets were to significantly deteriorate unexpectedly, additional credit losses not incorporated in the existing allowance for credit losses may occur. Losses in excess of the existing allowance for credit losses will reduce our net income and could adversely affect our business, results of operations or financial condition, perhaps materially.

In addition, bank regulatory agencies will periodically review our allowance for credit losses and the value attributed to non-accrual loans and to real estate acquired through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items. These adjustments could materially adversely affect our business, results of operations or financial condition.

Any future reductions in our credit ratings may increase our funding costs and place limitations on business activities.

The major ratings agencies regularly evaluate us, and their ratings are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In general, ratings agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix and level and quality of earnings, and we may not be able to maintain our current credit ratings. The ratings assigned to Regions and Regions Bank remain subject to change at any time, and it is possible that any ratings agency could take action to downgrade Regions, Regions Bank or both in the future. Additionally, ratings agencies may also make substantial changes to their ratings policies and practices, which may affect our credit ratings. In the future, changes to existing ratings guidelines and new ratings guidelines may, among other things, adversely affect the ratings of our securities or other securities in which we have an economic interest.

Our credit ratings can have negative consequences that can impact our ability to access the debt and capital markets, as well as reduce our profitability through increased costs on future debt issuances. If we were to be downgraded below investment grade, we may not be able to reliably access the short-term unsecured funding markets, and certain customers could be prohibited from placing deposits with Regions Bank, which could cause us to hold more cash and liquid investments to meet our ongoing liquidity needs. Such actions could reduce our profitability as these liquid investments earn a lower return than other assets, such as loans. See the "Liquidity" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for our liquidity policy.

Additionally, if we were to be downgraded to below investment grade, certain counterparty contracts may be required to be renegotiated or require posting of additional collateral. Refer to Note 20 "Derivative Financial Instruments and Hedging Activities" to the consolidated financial statements of this Annual Report on Form 10-K for the fair value of contracts subject to contingent credit features and the collateral postings associated with such contracts. Although the exact amount of additional collateral is unknown, it is reasonable to conclude that we may be required to post additional collateral related to existing contracts with contingent credit features.

Changes in the soundness of other financial institutions could adversely affect us.

Adverse developments affecting the overall strength and soundness of other financial institutions, the financial services industry as a whole and the general economic climate and the U.S. Treasury market has had and may in the future have a negative impact on perceptions about the strength and soundness of our business even if we are not subject to the same adverse developments. In addition, adverse developments with respect to third parties with whom we have important relationships could also negatively impact perceptions about us. These perceptions about us could cause our business to be negatively affected and exacerbate the other risks that we face.

Regions may be impacted by actual or perceived soundness of other financial institutions, including as a result of the financial or operational failure of a major financial institution, or concerns about the creditworthiness of such a financial institution or its ability to fulfill its obligations, which can cause substantial and cascading disruption within the financial markets and increased expenses, including FDIC insurance premiums, and could affect our ability to attract and retain depositors and to borrow or raise capital. For example, during 2023 the FDIC took control and was appointed receiver of Silicon Valley Bank, Signature Bank and First Republic Bank. The failure of other banks and financial institutions and the measures taken by governments, businesses and other organizations in response to these events, including increased regulatory scrutiny and heightened supervisory expectations, could adversely impact Regions' business, financial condition and results of operations.

Regions' ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. Regions has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, central counterparties, commercial banks, investment banks, mutual and hedge funds and other institutional investors and clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions or the financial services industry generally, in the past have led to market-wide liquidity problems and could lead to losses or defaults by Regions or by other institutions. Many of these transactions expose Regions to credit risk in the event of default of Regions' counterparty or client. In addition, Regions' credit risk may be exacerbated when the collateral held by Regions cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of Regions' exposure. Any such losses could materially and adversely affect Regions' results of operations and financial condition.

We may suffer losses if the value of collateral declines in stressed market conditions.

During periods of market stress or illiquidity, our credit risk may be further increased when we fail to realize the fair value of the collateral we hold; collateral is liquidated at prices that are not sufficient to recover the full amount owed to us; or counterparties are unable to post collateral, whether for operational or other reasons. Furthermore, disputes with counterparties concerning the valuation of collateral may increase in times of significant market stress, volatility or illiquidity, and we could suffer losses during these periods if we are unable to realize the fair value of collateral or to manage declines in the value of collateral.

Liquidity Risks

Ineffective liquidity management could adversely affect our financial results and condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and unpredictable circumstances causing industry or general financial market stress. A substantial majority of our assets are loans, which cannot necessarily be called or sold on timeframes short enough to meet these liquidity requirements.

In addition, our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include increases in funding costs, a downturn or disruption in financial markets, or unforeseen outflows of cash or collateral (due, for example, to deposit outflows or draws upon loan commitments). Although we have historically been able to meet the liquidity needs of customers as necessary, the ability to do so is not assured, especially if there are large simultaneous withdrawals from deposits or draws upon loan commitments. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations and financial condition.

Loss of deposits or a change in deposit mix could increase our funding costs.

Deposits are a low cost and stable source of funding. Regions competes with banks and other financial institutions for deposits and as a result, Regions could lose deposits in the future, clients may shift their deposits into higher cost products or Regions may need to raise interest rates to avoid deposit attrition. Funding costs may also increase if deposits lost are replaced with wholesale funding. Higher funding costs reduce Regions' net interest margin, net interest income and net income. Any of a variety of single or combined factors could contribute to adverse movement in deposits or deposit costs, including but not limited to economic uncertainty, rapid movements in market interest rates or the Federal Reserve's monetary policy, entrance of competitors, disruptive technology, and/or diminishment of confidence in Regions or banks broadly.

We rely on the mortgage secondary market to manage various risks.

In 2024, we sold 52.2 percent of the mortgage loans we originated to the Agencies. We rely on the Agencies to purchase loans that meet their conforming loan requirements in order to reduce our credit risk and provide funding for additional loans we desire to originate. We cannot provide assurance that the Agencies will not materially limit their purchases of conforming loans due to capital constraints, a change in the criteria for conforming loans or other factors. Additionally, various proposals have been made to reform the U.S. residential mortgage finance market, including the role of the Agencies. The exact effects of any such reforms, if implemented, are not yet known, but they may limit our ability to sell conforming loans to the Agencies. If we are unable to continue to sell conforming loans to the Agencies, our ability to fund, and thus originate, additional mortgage loans may be adversely affected, which would adversely affect our results of operations.

Technology Risks

We are at risk of a variety of systems failures or errors and cyber-attacks or other similar incidents that could adversely affect customer experience and our business and financial performance.

Failure or errors in or breach of our systems or networks, or those of our third-party service providers (or providers to such third-party service providers), including as a result of cybersecurity or other similar incidents, could disrupt our businesses or impact our customers. Examples of incidents include, among other things, denial of service attacks, ransomware, malware, worms, software bugs, hacking, social engineering, phishing attacks, credential stuffing, account takeovers, insider threats, theft, malfeasance or improper access by employees or service providers, human error, fraud or other similar disruptions. These incidents could result in the loss, unauthorized disclosure, misuse or misappropriation of confidential, personal, proprietary or other information, damage to our reputation, increases to our costs and cause customer and financial losses. As a large financial institution, we depend on our ability to process, record and monitor a large number of customer transactions on a continuous basis and otherwise collect, transmit, store and process a significant amount of personal information in connection therewith. As public, regulatory and customers' expectations have increased regarding operational resilience and cybersecurity, our systems, networks and infrastructure must continue to be safeguarded and monitored for potential failures and disruptions, as well as cybersecurity or other similar incidents. Our systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunications outages; pandemics; events arising from local or larger scale political or social matters, including terrorist acts and civil unrest; and, as described below, cyber-attacks or other similar incidents. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems or networks, or those of our third-party service providers, that support our businesses and customers.

Cybersecurity risks for large financial institutions, such as us, have increased significantly in recent years in part because of the proliferation of technology-based products and services and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, nation state-supported actors, activists and other external parties. This increase is expected to continue and further intensify. The techniques used by cyber criminals change frequently, may not be recognized until launched (or may evade detection for considerable time), can be initiated from a variety of sources, including terrorist organizations and hostile foreign governments, and may see their frequency increased, and effectiveness enhanced, by the use of AI. These criminals may attempt to fraudulently induce employees, customers or other users of our systems and networks to disclose sensitive information (including confidential, personal, proprietary and other information) in order to gain access to data or our systems and networks. Third parties with whom we or our customers do business also present operational and cybersecurity risks to us, including cybersecurity or other similar incidents or failures or disruptions of their own systems and networks. While we have successfully defended similar attacks, we could become the subject of a successful similar style attack through a supply chain compromise. As noted above, our operations rely on the secure collection, transmission, storage and other processing of confidential, personal, proprietary and other information in our operating systems and networks. In addition, to access our products and services, our customers may use personal computers, smartphones, tablets and other mobile devices that are beyond our control environment. Additionally, cybersecurity and other similar incidents or terrorist activities could disrupt our or our customers' or other third parties' business operations. Although these past events have not resulted in a breach of our client data or account information, such attacks have adversely affected the performance of Regions Bank's website, www.regions.com, and, in some instances, prevented customers from accessing Regions Bank's secure websites for

consumer and commercial applications. In all cases, the attacks primarily resulted in inconvenience; however, future cyber-attacks or other similar incidents could be more disruptive and damaging, and we may not be able to anticipate or prevent all such attacks. The U.S. government has raised concerns about increases in cyber-attacks and other similar incidents generally as a result of various political and military conflicts around the world.

Although we believe that we have appropriate information security procedures and controls designed to prevent or limit the effects of a cybersecurity or other similar incident, our technologies, systems, networks and our customers' devices may be the target of cybersecurity or other similar incidents that could result in the unauthorized release, accessing, gathering, monitoring, loss, destruction, modification, acquisition, transfer, use or other processing of us or our customers' confidential, personal, proprietary and other information. We also have insurance coverage, that is reviewed annually, that may, subject to policy terms and conditions, cover certain losses associated with cybersecurity and other similar incidents, but our insurer may deny coverage as to any future claim or our insurance coverage may be insufficient to cover all losses from any such attack, breach or incident, including any related damage to our reputation. In addition, given the proliferation of cyber-events in our industry, the cost of cyber insurance is expected to continue to increase and may not be available at all or on acceptable terms.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities. We may also be required to incur significant costs in connection with any regulatory investigation or civil litigation, fines, damages or injunctions resulting from a cybersecurity or other similar incident that impacts us. In addition, our third-party service providers may be unable to identify vulnerabilities in their systems and networks or, once identified, be unable to promptly provide required patches or other remedial measures. Further, even if provided, such patches or remedial measures may not fully address any vulnerability or may be difficult for us to implement. While we perform cybersecurity diligence on our key service providers, because we do not control our service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cybersecurity or other similar incidents attributed to our service providers as they relate to the information we share with them.

Disruptions or failures in the physical infrastructure or operating systems or networks that support our businesses and customers, or cybersecurity or other similar incidents of the networks, systems or devices that our customers use to access our products and services, could result in customer attrition, violation of applicable privacy and cybersecurity laws and regulations, notifications obligations, regulatory fines, civil litigation, damages, injunctions, penalties or intervention, reputational damage, reimbursement or other compensation costs, remediation costs, additional cybersecurity protection costs, increased insurance premiums and/or additional compliance costs, any of which could materially adversely affect our business, results of operations or financial condition. We could also be adversely affected if we lose access to information or services from a third-party service provider as a result of a cybersecurity or similar incident or system, network or operational failure or disruption affecting the third-party service provider. For a more detailed discussion of these risks and specific occurrences, see the "Information Security Risk" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations relating to the privacy and cybersecurity of the personal information of clients, employees or others, and any failure to comply with these laws, regulations, rules, standards and contractual obligations could expose us to liability and/or reputational damage. As new privacy and cybersecurity-related laws, regulations, rules and standards are implemented, the time and resources needed for us to comply with such laws, regulations, rules and standards as well as our potential liability for non-compliance and reporting obligations in the case of cybersecurity or other similar incidents, may significantly increase. In addition, our businesses are increasingly subject to laws, regulations, rules and standards relating to privacy, cybersecurity, surveillance, encryption and data use in the jurisdictions in which we operate. Compliance with these laws, regulations, rules and standards may require us to change our policies, procedures and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.

At the federal level, we are subject to the GLBA which requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing personal information and, in some cases, enables retail customers to opt out of the sharing of certain non-public personal information with unaffiliated third parties. We are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy and cybersecurity. Moreover, the United States Congress has considered, and is currently considering, various proposals for more comprehensive privacy and cybersecurity legislation, to which we may be subject if passed. Additionally, the federal banking regulators, as well as the SEC and related self-regulatory organizations, regularly issue guidance regarding cybersecurity that is intended to enhance cyber risk management among financial institutions.

Privacy and cybersecurity are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding privacy and cybersecurity, such as the CCPA. For example, while we have taken steps to comply with applicable portions of the CCPA, we cannot ensure that such steps completely eliminate the risk of liability under the CCPA. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have implemented, or are considering implementing, comprehensive privacy and cybersecurity laws and regulations sharing similarities with the CCPA. Similar laws already exist in a number of other states, and such legislation continues to expand across the country. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach. Certain state laws and regulations may be more stringent, broader in scope or offer greater individual rights, with respect to personal information than federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. Aspects of the CCPA and other federal and state laws and regulations relating to privacy and cybersecurity, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to privacy or cybersecurity. Although we endeavor to comply with our privacy policies, we may at times or in the future fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject us to potential federal or state action if they are found to be deceptive, unfair, or misrepresents our actual practices. Additional risks could arise in connection with any failure, or perceived failure, to timely or sufficiently update or expand our privacy notices and policies to be fully compliant with quickly evolving state privacy requirements, and any failure to sufficiently respond to, or respond in a sufficiently timely manner to, consumer rights and other requests exercised under such state privacy laws, in each case to the extent they are applicable to us. Additional risks may also arise in connection with a failure or perceived failure by us, our service providers or other third parties with which we do business to provide adequate disclosure or transparency to our customers about the personal information collected from them and its use, to receive, document or honor the privacy preferences expressed by our customers, to protect personal information from unauthorized disclosure or to maintain proper training on privacy practices for all employees or third parties who have access to personal information in our possession or control.

Any failure or perceived failure by us to comply with our privacy policies, or applicable privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations. For further discussion of the privacy and cybersecurity laws, regulations, rules and standards we are, or may in the future become, subject to, see the "Supervision and Regulation-Privacy and Cybersecurity" section of Item 1. "Business" of this Annual Report on Form 10-K.

We will continually encounter technological change and must effectively anticipate, develop and implement new technology.

The financial services industry is undergoing rapid technological change with frequent introductions of new technology-driven products and services. We have invested in technology to automate functions previously performed manually, to facilitate the ability of clients to engage in financial transactions and otherwise to enhance the client experience with respect to our products and services. We expect to make additional investments in innovation and technology to address technological disruption in the industry and improve client offerings and service. These changes allow us to better serve the our clients and to reduce costs.

Our continued success depends, in part, upon our ability to address clients' needs by using technology to provide products and services that satisfy client demands, including demands for faster and more secure payment services, to create efficiencies in our operations and to integrate those offerings with legacy platforms or to update those legacy platforms. A failure to maintain or enhance our competitive position with respect to technology, whether because of a failure to anticipate client expectations, a failure in the performance of technological developments or an untimely roll out of developments, may cause us to lose market share or incur additional expense.

Strategic Risks

Industry competition may adversely affect our degree of success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive industry that could become even more competitive as a result of legislative, regulatory, market and technological changes, as well as continued industry consolidation. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. For example, there have been a number of completed mergers of financial institutions within our market areas, and notwithstanding current regulatory approval delays there may in the future be additional consolidation. These and future mergers will, if completed, allow the merged financial institutions to benefit from cost savings and shared resources.

In our market areas, we face competition from other commercial banks, savings and loan associations, credit unions, internet banks, fintechs, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, mortgage companies and other financial intermediaries that offer similar services. Many of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility in competing for business.

In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of fintechs has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for, and in some cases been granted, bank or industrial loan charters. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products to their customers. Regulatory changes, such as the revisions to the FDIC's rules on brokered deposits intended to reflect recent technological changes and innovations, may also make it easier for fintechs to partner with banks and offer deposit products. In addition to fintechs, traditional technology companies have begun to make efforts toward providing financial services directly to their customers and are expected to continue to explore new ways to do so. Many of these companies, including our competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical locations. Regions provides an array of digital products and services to our customers and we expect a bank's digital offerings to be a key competitive differentiator. The move toward digital banking and financial services, and customer expectations regarding digital offerings, will require us to invest greater resources in technological improvements and may put us at a disadvantage to banks and non-banks with greater resources to spend on technology.

Our ability to compete successfully depends on a number of additional factors, including customer convenience, quality of service, personal contacts, the quality of the technology that supports the customer experience and pricing and range of products. If we are unable to successfully compete for new customers and to retain our current customers, our business, financial condition or results of operations may be adversely affected, perhaps materially. In particular, if we experience an outflow of deposits as a result of our customers seeking investments with higher yields or greater financial stability, we may be forced to rely more heavily on borrowings and other sources of funding to operate our business and meet withdrawal demands, thereby adversely affecting our net interest margin and financial performance. In addition, we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations, may be adversely affected.

Our operations are concentrated primarily in the South, Midwest and Texas, and adverse changes in the economic conditions in this region can adversely affect our financial results and condition.

Our operations are concentrated primarily in the South, Midwest and Texas. As a result, local economic conditions in these areas significantly affect the demand for the loans and other products we offer to our customers (including real estate, commercial and construction loans), the ability of borrowers to repay these loans and the value of the collateral securing these loans. Any declines in real estate values in these areas may adversely affect borrowers and the value of the collateral securing many of our loans, which could adversely affect our currently performing loans, leading to future delinquencies or defaults and increases in our provision for credit losses. Adverse changes in the economic conditions in these regions could materially adversely affect our business, results of operations or financial condition.

Weakness in the residential real estate markets could adversely affect our performance.

As of December 31, 2024, consumer residential real estate loans represented approximately 26.5 percent of our total loan portfolio. A general decline in home values would adversely affect the value of collateral securing the residential real estate that we hold, as well as the volume of loan originations and the amount we realize on the sale of real estate loans. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, the decreases in the value of collateral securing our loans as a result of natural disasters or other related events could adversely impact our financial condition and results of operations. If insurance coverage is unavailable to our borrowers due to the reluctance of insurance companies to renew policies covering the collateral or due to other factors, the resulting increase in cost of home ownership

could affect the ability of borrowers to repay loans. These factors could result in higher delinquencies and greater charge-offs in future periods, which could materially adversely affect our business, financial condition or results of operations.

Weakness in the commercial real estate markets could adversely affect our performance.

As of December 31, 2024, approximately 9.0 percent of our loan portfolio consisted of investor real estate loans. Commercial real estate loans generally carry large balances and may involve a greater degree of financial and credit risk than other loans. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the types of business and collateral, the size of loan balances, the effects of nationwide and regional economic conditions on income-producing properties and businesses and the increased difficulty of evaluating and monitoring these types of loans. Declines in real estate markets or sustained economic downturns increase the risk of credit losses or charge-offs related to our loans or foreclosures on certain real estate properties.

The investor real estate loans we make are secured by income-producing properties such as office buildings, retail centers, mixed-use buildings and multi-tenanted light industrial properties. At December 31, 2024, office properties constituted 1.6 percent of our total loan portfolio. The office property segment is undergoing a structural shift given the rise of a remote work environment resulting in heightened vacancies and potentially reduced leasing needs. It is anticipated that this heightened risk environment for the office segment may take several years to resolve. A reduction in the need for office space could result in a reduction in demand for these categories of commercial office and/or in our customers' ability to repay their loans, which, in turn, may have an adverse effect on our business and results of operation.

Furthermore, additional softening in the real estate market in our primary market areas (in particular the South, Midwest, and Texas) could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders' equity could be adversely affected. Unexpected decreases in investor real estate prices coupled with slow economic growth and elevated levels of unemployment could drive losses beyond those which are provided for in our allowance for loan losses. We also may incur losses on investor real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Any of these events could increase our costs, require management's time and attention, and have an adverse effect on our business and results of operations.

Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, the decreases in the value of collateral securing our loans as a result of natural disasters or other related events could adversely impact our financial condition and results of operations. If insurance coverage is unavailable to our borrowers due to the reluctance of insurance companies to renew policies covering the collateral or due to other factors, the resulting increase in cost of investor real estate ownership could affect the ability of borrowers to repay loans. The combination of these factors could result in deterioration in the fundamentals underlying the commercial real estate market and the deterioration in value of some of our loans, as well as the ability of our borrowers to repay the amounts due under their loans.

Risks associated with home equity products where we are in a second lien position could materially adversely affect our performance.

Home equity products, particularly those in a second lien position, may carry a higher risk of non-collection than other loans. Home equity lending includes both home equity loans and lines of credit. At December 31, 2024, the Company's home equity portfolio included approximately $3.2 billion of home equity lines of credit and $2.4 billion of closed-end home equity loans (primarily originated as amortizing loans). Real estate market values at the time of origination directly affect the amount of credit extended, and, in addition, past and future changes in these values impact the depth of potential losses. Second lien position lending carries higher credit risk because any decrease in real estate pricing may result in the value of the collateral being insufficient to cover the second lien after the first lien position has been satisfied. As of December 31, 2024, approximately $2.2 billion of our home equity lines and loans were in a second lien position.

Weakness in commodity businesses could adversely affect our performance.

Many of our borrowers operate in industries that are directly or indirectly impacted by changes in commodity prices. This includes agriculture, livestock, metals, timber, textiles and energy businesses (including oil, gas and petrochemical), as well as businesses indirectly impacted by commodities prices such as businesses that transport commodities or manufacture equipment used in production of commodities. Changes in commodity prices depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These industries have been, and may in the future be, subject to significant volatility. For example, oil prices have been volatile, both rising and falling, in recent years. Such volatility is expected to continue in the foreseeable future due to an unpredictable geopolitical and economic environment. As a consequence of oil and gas price volatility, our energy-related portfolio may be subject to additional pressure on credit quality metrics including past due, criticized, and non-performing loans, as well as net charge-offs. In addition, legislative changes such as the elimination of certain tax incentives and the transition to a less carbon dependent economy in response to climate change and other factors could have significant impacts on this portfolio.

An outbreak or escalation of hostilities between countries or within a country or region could have a material adverse effect on the U.S. economy and on our businesses.

Aggressive actions by hostile governments or groups, including armed conflict or intensified cyber-attacks, could expand in unpredictable ways by drawing in other countries or escalating into full-scale war with potentially catastrophic consequences, particularly if one or more of the combatants possess nuclear weapons. Depending on the scope of the conflict, the hostilities could result in worldwide economic disruption, heightened volatility in financial markets, severe declines in asset values, disruption of global trade and supply chains and diminished consumer, business and investor confidence.

Instability in geopolitical matters could have a material adverse effect on our results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets. For example, trade negotiations between the United States and other nations remain uncertain and could adversely impact economic and market conditions for our and our clients and counterparties. Global political and military conflicts, including the ongoing conflicts in the Ukraine and the Middle East, present destabilizing forces, including higher and more volatile commodity and food prices, which may cause international and domestic economic deterioration. Financial markets may be adversely affected by the current or anticipated impact of military conflicts, including the conflicts in the Ukraine and the Middle East, terrorism or other geopolitical events (including China-Taiwan and U.S.-China relations), which could cause higher inflation. Any of the above consequences could have significant negative effects on the U.S. economy, and, as a result, our operations and earnings. We could also experience more numerous and aggressive cyber-attacks launched by or under the sponsorship of one or more of the adversaries in such a conflict.

Operational Risks

We are subject to a variety of operational risks, including the risk of fraud or theft by internal or external parties, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including business resilience, process, third party, information technology, human resource, model and fraud risks, each of which may be amplified by continued remote work. Our fraud risks include fraud committed by external parties against the Company or its customers and fraud committed internally by our associates. Certain fraud risks, including identity theft and account takeover, may increase as a result of customers' account or personal information being obtained through breaches of retailers' or other third parties' networks. Examples of external fraud we face include fraudulent checks, stolen checks and other check-related fraud. We have established processes and procedures intended to identify, measure, monitor, mitigate, report and analyze these risks; however, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated, monitored or identified. If our risk management framework proves ineffective, we could suffer unexpected losses, we may have to expend resources detecting and correcting the failure in our systems and we may be subject to potential claims from third parties and government agencies. We may also suffer severe reputational damage. Any of these consequences could adversely affect our business, financial condition or results of operations. In particular, the unauthorized disclosure, misappropriation, mishandling or misuse of personal, non-public, confidential or proprietary information of customers could result in significant regulatory consequences, reputational damage and financial loss.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, Internet connections and network access. While we have selected these third-party vendors carefully, performing upfront due diligence and ongoing monitoring activities, we do not control their actions. Any issues that arise with respect to these third parties, including those resulting from disruptions in services provided by a vendor (including as a result of a cyber-attack, other information security event or a natural disaster), financial or operational difficulties for the vendor, issues at third-party vendors to the vendors, failure of a vendor to handle current or higher volumes, failure of a vendor to provide services for any reason, poor performance of services, failure to comply with applicable laws and regulations or fraud or misconduct on the part of employees of any of our vendors, could trigger regulatory notification obligations on us, adversely affect our ability to deliver products and services to our customers, our reputation and our ability to conduct our business. In certain situations, replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable, inherent risk to our business operations. Many of our vendors have also been impacted by remote work, market volatility and other factors that increase their risks of business disruption or that may otherwise affect their ability to perform under the terms of any agreements with us or provide essential services.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors if made available. If this information is

inaccurate, we may be subject to regulatory action, reputational harm or other adverse effects with respect to the operation of our business, our financial condition and our results of operations.

We are exposed to risk of environmental liability when we take title to property.

In the course of our business, we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition or results of operations could be adversely affected.

We can be negatively affected if we fail to identify and address operational risks associated with the introduction of or changes to products, services and delivery platforms.

When we launch a new product or service, introduce a new platform for the delivery or distribution of products or services (including mobile connectivity, electronic trading and cloud computing), acquire or invest in a business or make changes to an existing product, service or delivery platform, we may not fully appreciate or identify new operational risks that may arise from those changes, or may fail to implement adequate controls to mitigate the risks associated with those changes. Any significant failure in this regard could diminish our ability to operate one or more of our business or result in potential liability to clients, counterparties and customers, and result in increased operating expenses. We could also experience higher litigation costs, including regulatory fines, penalties and other sanctions, reputational damage, impairment of our liquidity, regulatory intervention or weaker competitive standing. Any of the foregoing consequences could materially and adversely affect our businesses and results of operations.

Enhanced regulatory and other standards for the oversight of vendors and other service providers can result in higher costs and other potential exposures.

We must comply with enhanced regulatory and other standards associated with doing business with vendors and other service providers, including standards relating to the outsourcing of functions as well as the performance of significant banking and other functions by subsidiaries. We incur significant costs and expenses in connection with our initiatives to address the risks associated with oversight of our external service providers. Our failure to appropriately assess and manage these relationships, especially those involving significant banking functions, shared services or other critical activities, could materially adversely affect us. Specifically, any such failure could result in: potential harm to clients and customers, and any liability associated with that harm; regulatory fines, penalties or other sanctions; lower revenues, and the opportunity cost from lost revenues; increased operational costs, or harm to our reputation.

We are, and may in the future be, subject to claims and litigation calling into question our right to use the intellectual property underlying certain technology in our business.

Our business is dependent on proprietary technology and other intellectual property that we or our vendors own or license from third parties. If another person or entity were deemed to own intellectual property rights infringed by our activities, we could be responsible for damages and fees to continue to engage in these types of activities and/or could be prevented from using technology important to our business for a period of time or permanently. In such a circumstance, there may be no alternative technology for us to use or an appropriate alternative technology could be expensive to obtain. Protections offered by those from whom we license technology against these risks may be inadequate to cover fully any losses.

Over time, there have been instances where technology used by us and other financial institutions has been alleged to have infringed patents held by others. For example, the United Services Automobile Association (USAA) has in the past pursued, and continues to pursue, patent infringement claims against financial institutions, including Regions. On January 28, 2025, USAA filed a lawsuit against Regions in the United States District Court, Eastern District of Texas, alleging that our mobile remote deposit capture process infringes certain patents held by USAA. In some cases, financial institutions have suffered losses in connection with similar allegations. We could incur significant expenses defending these claims and any future claims, even those without merit. The outcome of any legal proceedings that remain unresolved cannot be determined, and adverse rulings in these matters could impact our financial condition.

Reputational Risks

We are subject to ESG risks that could adversely affect our business, reputation and the trading price of our common stock.

We are subject to a variety of risks, including reputational risk, associated with environmental, social and governance, or ESG, issues - including differing perspectives on the meaning of the term "ESG." Regions' approach to such issues is about operating responsibly and creating shared value to benefit our customers, shareholders, communities, and workforce. These and

our other stakeholders, including federal and state regulators, policy makers, and agencies, often have differing, and sometimes conflicting, priorities and expectations regarding ESG issues that nevertheless must be considered simultaneously. For example, certain federal and state laws, regulations, and directives related to these issues may include provisions that are in conflict, real or perceived, with laws, regulations, and directives in other jurisdictions, which may result in compliance challenges and uncertainty and increased costs to our business.

These conflicting views also increase the risk that any action or lack thereof by us on such matters will be perceived negatively by some stakeholders. Failing to comply with expectations and standards, or taking action in conflict with one or multiple of those stakeholders' expectations, could also lead to loss of business, impacts on our talent management strategy, adverse publicity, an adverse impact on our reputation, customer complaints or public protests. Negative publicity may be driven by adverse news coverage in traditional media and may also be spread more broadly through the use of social media platforms. If our relationships with our customers, vendors and suppliers were to become the subject of such negative publicity, our ability to attract and retain customers and employees, compete effectively and grow our business may be negatively impacted. Additionally, a number of investors (in particular institutional investors who hold and manage substantial equity positions, in some cases in nearly all major U.S. listed companies) consider ESG-related factors in their analysis of the expected risk and return of potential investments. The specific factors considered, as well as the approach to incorporating the factors into a broader investment process, vary by investor and can shift over time. Our failure to align with, or remain aligned with, these priorities may negatively impact the trading price of our common stock.

Damage to our reputation could significantly harm our businesses.

Our ability to attract and retain customers and highly-skilled management and employees is impacted by our reputation. A negative public opinion of us and our business can result from any number of activities, including our lending practices, corporate governance and regulatory compliance, acquisitions and actions taken by community organizations in response to these activities. Furthermore, negative publicity regarding us as an employer could have an adverse impact on our reputation, especially with respect to matters of diversity, pay equity and workplace harassment.

Significant harm to our reputation, or the reputation of any company, could also arise as a result of regulatory or governmental actions, litigation and the activities of our customers, other participants in the financial services industry or our contractual counterparties, such as our service providers and vendors.

In addition, a cybersecurity event affecting us or our customers' data could have a negative impact on our reputation and customer confidence in us and our cybersecurity practices. Damage to our reputation could also adversely affect our credit ratings and access to the capital markets.

Additionally, the widespread use of social media platforms by virtually every segment of society facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to our reputation.

Legal, Regulatory and Compliance Risks

We are, and may in the future be, subject to litigation, investigations and governmental proceedings that may result in liabilities adversely affecting our financial condition, business or results of operations or in reputational harm.

We and our subsidiaries are, and may in the future be, named as defendants in various class actions and other litigation, and may be the subject of subpoenas, reviews, requests for information, investigations, and formal and informal proceedings by government and self-regulatory agencies regarding our and their businesses and activities (including subpoenas, requests for information and investigations related to the activities of our customers). Any such matters may result in material adverse consequences to our results of operations, financial condition or ability to conduct our business, including adverse judgments, settlements, fines, penalties (including civil money penalties under applicable banking laws), injunctions, restitution, orders, restrictions on our business activities, restrictions on mergers and acquisitions, limits to the fees we are able to charge, or other relief. Our involvement in any such matters, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management's attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government or self-regulatory agencies may result in additional litigation, investigations or proceedings as other litigants and government or self-regulatory agencies (including the inquiries mentioned above) begin independent reviews of the same businesses or activities. In general, the amounts paid by financial institutions in settlement of proceedings or investigations, including those relating to anti-money laundering matters or sales practices, have increased substantially and are likely to remain elevated. Regulators and other governmental authorities may also be more likely to pursue enforcement actions, or seek admissions of wrongdoing, in connection with the resolution of an inquiry or investigation to the extent a firm has previously been subject to other governmental investigations or enforcement actions. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant collateral consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets and the inability to operate certain businesses or offer certain products for a period of time. In addition, enforcement matters could impact our supervisory and CRA ratings, which may in turn restrict or limit our activities.

Additional information relating to our litigation, investigations and other proceedings is discussed in Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements of this Annual Report on Form 10-K.

We are subject to extensive governmental regulation, which could have an adverse impact on our operations and our business model.

We are subject to extensive state and federal regulation, supervision and examination governing almost all aspects of our operations, which limits the businesses in which we may permissibly engage. The laws and regulations governing our business are intended primarily for the protection of our depositors, our customers, the FDIC's DIF and the banking financial system, not our shareholders or other creditors. These laws and regulations govern a variety of matters, including certain debt obligations, changes in control, maintenance of adequate capital, consumer protection and general business operations and financial condition (including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends and repurchases of our capital securities, establishment of branch offices and the maximum interest rate that may be charged by law). Further, we must obtain approval from our regulators before engaging in many activities, and our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely. There can be no assurance that any regulatory approvals we may require or otherwise seek will be obtained in a timely manner or at all.

Regulations affecting banks and other financial institutions face continuous review, frequently change, and the ultimate effect of such changes cannot be predicted. Regulations, laws and guidance may be modified or repealed at any time, and new legislation may be enacted that will affect us, including those resulting from any changes to control of branches of the U.S government, as well as changes in leadership of most federal administrative agencies. We expect the new administration will seek to implement a regulatory reform agenda that is different than that of the preceding administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies.

Any changes in any federal and state law, as well as regulations and governmental policies, income tax laws and accounting principles, could affect us in substantial and unpredictable ways, including ways that may adversely affect our business, financial condition or results of operations. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could adversely affect our business, financial condition or results of operations. Our regulatory capital position is discussed in greater detail in Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements of this Annual Report on Form 10-K.

We are subject to a variety of risks in connection with any sale of loans we may conduct.

In connection with our sale of one or more loan portfolios, we may make certain representations and warranties to the purchaser concerning the loans sold and the procedures under which those loans have been originated and serviced. If any of these representations and warranties are incorrect, we may be required to indemnify the purchaser for any related losses, or we may be required to repurchase part or all of the affected loans. We may also be required to repurchase loans as a result of borrower fraud or in the event of early payment default by the borrower on a loan we have sold. If we are required to make any indemnity payments or repurchases and do not have a remedy available to us against a solvent counterparty, we may not be able to recover our losses resulting from these indemnity payments and repurchases. Consequently, our results of operations may be adversely affected.

In addition, we must report as held for sale any loans that we have undertaken to sell, whether or not a purchase agreement for the loans has been executed. We may, therefore, be unable to ultimately complete a sale for part or all of the loans we classify as held for sale. Management must exercise its judgment in determining when loans must be reclassified from held for investment status to held for sale status under applicable accounting guidelines. Any failure to accurately report loans as held for sale could result in regulatory investigations and monetary penalties. Any of these actions could adversely affect our financial condition and results of operations. Reclassifying loans from held for investment to held for sale also requires that the affected loans be marked to the lower of cost or fair value. As a result, any loans classified as held for sale may be adversely affected by changes in interest rates and by changes in the borrower's creditworthiness. We may be required to reduce the value of any loans we mark held for sale, which could adversely affect our results of operations.

We may be subject to more stringent capital and liquidity requirements.

Regions and Regions Bank are each subject to capital adequacy and liquidity guidelines and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity guidelines. If we fail to meet these minimum capital adequacy and liquidity guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and may be prohibited from taking certain capital actions, such as paying dividends and repurchasing or redeeming capital securities.

Regions and Regions Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve, which are based on the Basel III framework. Proposed changes to applicable capital, liquidity and similar requirements, such as the Basel III endgame proposal and the long-term debt proposal, could result in increased expenses or

cost of funding, which could negatively affect our financial results or our ability to pay dividends and engage in share repurchases.

For more information concerning our legal and regulatory obligations with respect to Basel III Rules and long-term debt requirements, please see the "Supervision and Regulation-Regulatory Capital Requirements" discussion within Item 1. "Business," and for more information concerning our compliance with capital requirements, see Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements of this Annual Report on Form 10-K.

Rulemaking changes and regulatory initiatives implemented by the CFPB may result in higher regulatory and compliance costs that may adversely affect our results of operations.

The CFPB has finalized a number of significant rules and introduced new regulatory initiatives, including, without limitation, by way of its enforcement authority and through public statements, that could have a significant impact on our business and the financial services industry more generally. We may also be required to add additional compliance personnel or incur other significant compliance-related expenses. Our business, results of operations or competitive position may be adversely affected as a result.

The former U.S. presidential administration called on all regulatory agencies to reduce or eliminate certain fees relating to a number of services, including banking services and during this same time, the CFPB launched an initiative to reduce the amounts and types of fees financial institutions may charge, including the issuance of final rules that would significantly reduce the permissible amount of credit card late fees and that would impose certain requirements on overdraft fees unless the IDI limits the overdraft fee. While the new administration may impact the government's position on fees, the changes proposed by the former administration could affect the Company's ability or willingness to provide certain products or services, necessitate changes to the Company's business practices or have an adverse effect on our results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and a failure to comply with these laws could lead to a wide variety of penalties and other sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations (collectively, fair lending laws) impose community investment and nondiscriminatory lending requirements on financial institutions. The CFPB, the DOJ and other federal and state agencies are responsible for enforcing these federal laws and regulations and comparable state provisions. Various federal banking agencies have recently completed significant changes to their respective CRA regulations. Federal, state or local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans. A successful regulatory challenge to an institution's performance under the fair lending laws could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to complete future acquisitions, may not be successful in realizing the benefits of any future acquisitions that are completed or may choose not to pursue acquisition opportunities we might find beneficial.

We may, from time to time, evaluate and engage in the acquisition or divestiture of businesses (including their assets or liabilities, such as loans or deposits). We must generally satisfy a number of meaningful conditions prior to completing any such transaction, including in certain cases, federal and state bank regulatory approvals.

The process for obtaining required regulatory approvals, particularly for large financial institutions, like Regions, can be difficult, time-consuming and unpredictable. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain required regulatory approvals in a timely manner or at all.

Assuming we are able to successfully complete one or more transactions, we may not be able to successfully integrate and realize the expected synergies from any completed transaction in a timely manner or at all. In particular, we may be held responsible by federal and state regulators for regulatory and compliance failures at an acquired business prior to the date of the acquisition, and these failures by the acquired company may have negative consequences for us, including the imposition of formal or informal enforcement actions. Completion and integration of any transaction may also divert management attention from other matters, result in additional costs and expenses or adversely affect our relationships with our customers and employees, any of which may adversely affect our business or results of operations. Future acquisitions may also result in dilution of our current shareholders' ownership interests or may require we incur additional indebtedness or use a substantial amount of our available cash and other liquid assets. As a result, our financial condition may be affected, and we may become more susceptible to economic conditions and competitive pressures.

Increases in FDIC insurance assessments may adversely affect our earnings.

Our deposits are insured by the FDIC up to legal limits and, accordingly, we are subject to FDIC deposit insurance assessments. We generally cannot control the amount of assessments we will be required to pay for FDIC insurance. In 2022,

the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, which began with the first quarterly assessment period of 2023. The final rule requires the revised rates to remain in effect until the DIF reserve ratio meets or exceeds 1.35 percent. In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the DIF associated with bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is based on an IDI's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The total amount of the special assessment is to be paid over an initial eight-quarter collection period that began with the invoice for the first quarter of 2024 (received in June 2024) and includes an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. The assessment is subject to change depending on any adjustments to the loss estimate, mergers or failures, or amendments to reported estimated of uninsured deposits. The FDIC may require us to pay higher FDIC assessments than we currently do or may charge additional special assessments or future prepayments if, for example, there are financial institution failures in the future. Any increase in deposit assessments or special assessments may adversely affect our business, financial condition or results of operations. See the "Supervision and Regulation-Deposit Insurance" discussion within Item 1. "Business" and the "Non-Interest Expense" discussion within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for additional information related to the FDIC's deposit insurance assessments applicable to Regions Bank.

Unfavorable results from ongoing stress analyses may adversely affect our ability to retain customers or compete for new business opportunities.

The Federal Reserve conducts supervisory stress testing of us to evaluate our ability to absorb losses in baseline and severely adverse economic and stressed financial scenarios generated by the Federal Reserve. The Federal Reserve also has implemented the SCB framework which created a firm specific risk sensitive buffer that is informed by the results of supervisory stress testing, and is applied to regulatory minimum capital levels to help determine effective minimum ratio requirements. Firm specific SCB requirements, as well as a summary of the results of certain aspects of the Federal Reserve's supervisory stress testing and firm specific results are released publicly.

Although the theoretical stress tests are not meant to assess our current condition or outlook, our customers may misinterpret and negatively react to the results of these stress tests despite the strength of our financial condition. Any potential misinterpretations and adverse reactions could limit our ability to attract and retain customers or to effectively compete for new business opportunities. The inability to attract and retain customers or effectively compete for new business may have a material and adverse effect on our business, financial condition or results of operations.

Our regulators may also require us to raise additional capital or take other actions, or may impose restrictions on capital distributions, based on the results of the supervisory stress tests, such as requiring revisions or resubmission of our annual capital plan, which could adversely affect our ability to pay dividends and repurchase capital securities. In addition, we may not be able to raise additional capital if required to do so, or may not be able to do so on terms that we believe are advantageous to Regions or its current shareholders. Any such capital raises, if required, may also be dilutive to our existing shareholders. As discussed in the "Supervision and Regulation" section of Item 1. of this Annual Report on Form 10-K, the Company's results of the 2024 stress test from the Federal Reserve reflect that the Company exceeded all minimum capital levels. The Company's SCB will remain floored at 2.5 percent from the fourth quarter of 2024 through the third quarter of 2025. Despite exceeding these minimum capital levels, we may experience unfavorable results from stress test analyses in the future.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and principal and interest on our outstanding debt, is dividends from Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to us, as well as by us to our shareholders. Regulations of both the Federal Reserve and the State of Alabama affect the ability of Regions Bank to pay dividends and other distributions to us and to make loans to the holding company. If Regions Bank is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred shareholders or principal and interest payments on our outstanding debt. See the "Shareholders' Equity" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our capital stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At December 31, 2024, our subsidiaries' total deposits and borrowings were approximately $130.6 billion.

We may not pay dividends on shares of our capital stock.

Holders of shares of our capital stock are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Furthermore, the terms of our outstanding preferred stock prohibit us from declaring or paying any dividends on any junior series of our capital stock, including our common stock, or from repurchasing, redeeming or acquiring such junior stock, unless we have declared and paid full dividends on our outstanding preferred stock for the most recently completed dividend period.

We are also subject to statutory and regulatory limitations on our ability to pay dividends on our capital stock. For example, it is the policy of the Federal Reserve that BHCs should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition. Additionally, we are subject to the Federal Reserve's SCB requirement whereby supervisory stress testing informs a buffer above regulatory minimum capital levels that must be maintained to avoid restrictions on capital distributions. Lastly, if we are unable to satisfy the capital requirements applicable to us for any reason, we may be limited in our ability to declare and pay dividends on our capital stock.

Anti-takeover and banking laws and certain agreements and charter provisions may adversely affect share value.

Certain provisions of state and federal law and our certificate of incorporation may make it more difficult for someone to acquire control of us without our Board's approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a BHC. Acquisition of 10% or more of any class of voting stock of a BHC or state member bank, including shares of our common stock, creates a rebuttable presumption that the acquirer "controls" the BHC or state member bank. Also, as noted under the "Supervision and Regulation" section of Item 1. of this Annual Report on Form 10-K, a BHC must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any bank, including Regions Bank. One factor the federal banking agencies must consider in certain acquisitions is the systemic impact of the transaction. This may make it more difficult for large institutions to acquire other large institutions and may otherwise delay the regulatory approval process, possibly by requiring public hearings. Similarly, under Alabama state law, a person or group of persons must receive approval from the Superintendent of Banks before acquiring "control" of an Alabama bank or any entity having control of an Alabama bank. For the purposes of determining whether approval is required, "control" is defined as the power, directly or indirectly, to vote the lesser of (i) 25% or more of any class of voting securities of an Alabama bank (or any entity having control of an Alabama bank) or (ii) 10% or more of any class of voting securities of an Alabama bank (or any entity having control of an Alabama bank) if no other person will own, control or hold the power to vote a majority of that class of voting securities following the acquisition of such voting securities. Furthermore, there also are provisions in our certificate of incorporation that may be used to delay or block a takeover attempt. For example, holders of our preferred stock have certain voting rights that could adversely affect share value. If and when dividends on the preferred stock have not been declared and paid for at least six quarterly dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting our Board will automatically be increased by two, and the preferred shareholders will be entitled to elect the two additional directors. Also, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of the preferred stock is required to consummate a binding share-exchange or reclassification involving the preferred stock, or a merger or consolidation of Regions with or into another entity, unless certain requirements are met. These statutory provisions and provisions in our certificate of incorporation, including the rights of the holders of our preferred stock, could result in Regions being less attractive to a potential acquirer and thus adversely affect our share value.

Our amended and restated bylaws designate (i) the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders and (ii) the federal district courts of the United States as the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with our company or our company's directors, officers or other employees.

Our amended and restated bylaws (our "bylaws") contain two forum selection provisions. First, our bylaws provide that, except for claims made under the Securities Act of 1933 (which are the subject of the forum selection provision described in the following sentence), unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) derivative actions brought on behalf of the Company, (ii) certain actions asserting a claim of breach of a fiduciary duty, (iii) actions asserting a claim against the Company or a director, officer or other employee of the Company arising pursuant to any provision of Delaware law, our certificate of incorporation, or our bylaws or (iv) any actions asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware if the Court of Chancery of the State of Delaware has no jurisdiction. In addition, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"), or any rule or regulation promulgated thereunder, shall be the federal district courts of the United States. Our bylaws further provide that our shareholders are deemed to have received notice of and consented to both of these forum selection provisions.

The forum selection provisions of our bylaws may discourage claims or limit shareholders' ability to submit claims in a judicial forum that they find favorable, and may result in additional costs for a stockholder seeking to bring a claim. Additionally, with respect to our forum selection provision relating to claims made under the Securities Act, we note that, while Section 27 of the Exchange Act creates exclusive federal jurisdiction over claims brought to enforce a duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act. As noted above, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While we believe the risk of a court declining to enforce our forum selection provisions is low, if a court were to determine either forum selection provision to be illegal, invalid or unenforceable in a particular action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction or multiple jurisdictions, which could have a negative impact on our results of operations and financial condition and result in a diversion of the time and resources of our management and board of directors.

We face substantial legal and operational risks in our safeguarding and other processing of personal information.

Our businesses are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals. Individuals whose personal information may be protected by law can include our customers (and in some cases our customers' customers), prospective customers, job applicants, employees, and the employees of our vendors, service providers and other third parties. Complying with the laws, rules and regulations applicable to our disclosure, collection, use, sharing and storage of personal information can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third party affiliated with us could expose us to litigation or regulatory fines, penalties or other sanctions.

Additional risks could arise from our or third parties' failure to provide adequate disclosure or transparency to our customers about the personal information collected from them and the use of such information; to receive, document and honor the privacy preferences expressed by our customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal information. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that those measures are inadequate, could cause us to lose existing or potential clients and customers, and thereby reduce our revenues. Furthermore, any failure or perceived failure by us to comply with applicable privacy or data protection laws, rules and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices, significant liabilities or regulatory fines, penalties or other sanctions. Any of these could damage our reputation and otherwise adversely affect our businesses.

In recent years, well-publicized incidents involving the inappropriate collection, use, sharing, storage or other processing of personal information have led to expanded governmental scrutiny of practices relating to the safeguarding and other processing of personal information by companies. That scrutiny has in some cases resulted in, and could in the future lead to, the adoption of stricter laws, rules and regulations relating to the collection, use, sharing, storage and other processing of personal information. We will likely be subject to new and evolving data privacy laws in the U.S. and abroad, which could result in additional costs of compliance, litigation, regulatory fines and enforcement actions. These types of laws, rules and regulations could prohibit or significantly restrict financial services firms such as us from sharing information among affiliates or with third parties such as vendors or service providers, and thereby increase compliance costs, or could restrict our use of personal information when developing or offering products or services to customers. These restrictions could also inhibit our

development or marketing of certain products or services, or increase the costs of offering them to customers. For more information concerning our legal and regulatory obligations with respect to privacy and cybersecurity, please see the "Privacy and Cybersecurity" discussion within Item 1. "Business" and the "Technology Risks" discussion within in Item 1. "Risk Factors."

Differences in regulation can affect our ability to compete effectively.

The content and application of laws and regulations affecting financial services firms sometimes vary according to factors such as the size of the firm, the jurisdiction in which it is organized or operates and other criteria. Financial technology companies and other non-traditional competitors may not be subject to banking regulation, or may be supervised by a national or state regulatory agency that does not have the same regulatory priorities or supervisory requirements as our regulators. These differences in regulation can impair our ability to compete effectively with competitors that are less regulated that do not have similar compliance costs.

Talent Management Risks

Our businesses may be adversely affected if we are unable to hire and retain qualified employees.

Our success depends, in part, on our executive officers and other key personnel. The market for qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel or candidates to replace or succeed members of our senior management team or other key personnel. As a large financial and banking institution, we may be subject to limitations on compensation practices, which may or may not affect our competitors, by the Federal Reserve, the FDIC or other regulators. These limitations could further affect our ability to attract and retain our executive officers and other key personnel, in particular as we are more often competing for personnel with fintechs, technology companies and other less regulated entities who may not have the same limitations on compensation as we do. The increase in remote work arrangements and opportunities in regional, national and global labor markets has also increased competition to attract and retain skilled personnel. Our current or future approach to in-office and remote-work arrangements may not meet the needs or expectations of our current or prospective employees or may not be perceived as favorable as the arrangements offered by other employers, which could adversely affect our ability to attract and retain employees.

Our operations rely on our ability, and the ability of key external parties, to maintain appropriately staffed workforces, and on the competence, trustworthiness, health and safety of employees.

Our ability to operate our businesses efficiently and profitably, to offer products and services that meet the expectations of our clients and customers, and to maintain an effective risk management framework is highly dependent on our ability to staff our operations appropriately and on the competence, integrity, health and safety of our employees. We are similarly dependent on the workforces of other parties on which our operations rely, including vendors and other service providers. Our businesses could be materially and adversely affected by the ineffective implementation of business decisions; any failure to institute controls that appropriately address risks associated with business activities; or appropriately train employees with respect to those risks and controls; staffing shortages, particularly in tight labor markets. In addition, our business could be adversely impacted by a significant operational breakdown or failure, theft, fraud or other unlawful conduct or other negative outcomes caused by human error or misconduct by an employee of us or of another party on which our operations depend. Our operations could also be impaired if the measures taken by us or by governmental authorities to help ensure the health and safety of our employees are ineffective, or if any external party on which we rely fails to take appropriate and effective actions to protect the health and safety of its employees.

Estimates and Assumptions Risks

Our reported financial results depend on management's selection of accounting methods and certain assumptions and estimates.

Our accounting policies and assumptions are fundamental to our reported financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our reported financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. The Company's critical accounting estimates include: the allowance for credit losses; fair value measurements; intangible assets; mortgage servicing rights; and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the allowance provided; recognize significant losses on assets carried at fair value; recognize significant impairment on our goodwill, other intangible assets or deferred tax asset balances; significantly increase our accrued income taxes; or

significantly decrease the value of our MSRs. Any of these actions could adversely affect our reported financial condition and results of operations.

If the models that we use in our business perform poorly or provide inadequate information, our business or results of operations may be adversely affected.

We utilize quantitative models and machine learning models to assist in measuring risks and estimating or predicting certain financial values. Models may be used in processes such as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, forecasting financial performance, predicting losses, improving customer services, maintaining adherence to laws and regulations, assessing capital adequacy, calculating regulatory capital levels, preventing fraud, strengthening customer authentication processes, generating marketing analytics, prospecting leads and estimating the value of financial instruments and balance sheet items. Poorly designed, implemented or managed models present the risk that our business decisions that consider information based on such models will be adversely affected due to the inadequacy or inaccuracy of that information, which may lead to losses, damage our reputation and adversely affect our reported financial condition and results of operations. Also, information we provide to the public or to our regulators based on poorly designed, implemented or managed models could be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our shareholders, could be affected adversely due to the perception that the quality of the models used to generate the relevant information is insufficient.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

From time to time, the FASB and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

Other External Risks

Our business and financial performance could be adversely affected by a U.S. government debt default or the threat of such a default.

On January 21, 2025, the U.S. Treasury began taking extraordinary measures to prevent a default on U.S. government debt, which measures are expected to continue until such time as the U.S. Congress increases the debt ceiling. However, it is unclear how long such extraordinary measures will forestall a default in the event of extended Congressional negotiations or inaction. A U.S. government debt default would have material adverse impact on our business and financial performance, including a decrease in the value of Treasury bonds and other government securities held by us, which could negatively impact our capital position and our ability to meet regulatory requirements. Other negative impacts could be volatile capital markets, an adverse impact on the U.S. economy and the U.S. dollar, as well as increased default rates among borrowers in light of increased economic uncertainty. Some of these impacts might occur even in the absence of an actual default but as a consequence of extended political negotiations around the threat of such a default and a government shutdown.

Weather-related events, pandemics and other natural or man-made disasters could cause a disruption in our operations or lead to other consequences that could adversely impact our financial results and condition. These impacts could be intensified by climate change. Heightening focus on climate change may also carry transition risks that could negatively impact our results of operations and financial condition.

Weather-related events, health crises, the occurrence or worsening of disease outbreaks or pandemics such as COVID-19, or other catastrophic events, other natural or man-made disasters, climate change and the transition to a lower-carbon economy, as well as government actions or other restrictions in connection with such events, pose shorter- and longer-term risks to our business and/or that of our customers, vendors and suppliers and are expected to increase over time.

A significant portion of our operations is located in the areas bordering the Gulf region and the Atlantic Ocean, regions that are susceptible to hurricanes, or in areas of the Southeastern U.S. that are susceptible to tornadoes and other severe weather events. In particular, in recent years, a number of severe hurricanes impacted areas in our footprint. Many areas in the Southeastern U.S. have also experienced severe droughts and floods in recent years. Any of these, or any other severe weather event, could cause disruption to our operations and could have a material adverse effect on our overall business, results of operations or financial condition. In some cases, we have taken preemptive measures in an effort to mitigate certain of these adverse effects, such as maintaining insurance that includes coverage for resultant losses and expenses where possible, though these measures cannot fully mitigate all future risks. We cannot be sure that such insurance will continue to be available to us on commercially reasonable terms, or at all, or that our insurers will not deny coverage as to any future claim. In addition, such measures cannot predict the nature, timing or level of severe weather events or prevent the disruption that a catastrophic earthquake, fire, hurricane, tornado or other severe weather event could cause to the markets that we serve and any resulting adverse impact on our customers, such as hindering our borrowers' ability to timely repay their loans and diminishing the value

of any collateral held by us. Man-made disasters and other events connected with the Gulf region or Atlantic Ocean, such as oil spills, could have similar effects.

Climate change could intensify the severity of and increase the frequency of adverse effects of weather-related events impacting us and our customers. Namely, climate change may intensify the severity of and increase the frequency of earthquakes, fires, hurricanes, tornadoes, droughts, floods and other weather-related events, which could cause even greater disruption to our business and operations. Longer-term changes, such as increasing average temperatures and rising sea levels, may damage, destroy or otherwise impact the value or productivity of our properties and other assets, reduce the availability of or increase the cost of insurance, and/or lead to prolonged disruptions in our operations.

Responding to concerns around climate change provides us with potential new avenues through which we can support our stakeholders but also exposes us to risks associated with the transition to a lower-carbon economy. Such risks may result from changes in policies, laws and regulations, technologies, or market preferences relating to climate change. These changes could materially and negatively impact our business, results of operations, financial condition and our reputation, in addition to having a similar impact on our customers, vendors and suppliers. Federal and state regulatory authorities, investors and other third parties have increasingly scrutinized the business activities of financial institutions and the relationship of those activities to climate change (including such institutions' involvement or their customers' involvement in certain industries or projects associated with climate change, as well as any decisions to conduct or change activities in response to considerations relating to climate change), which may result in financial institutions facing increased pressure regarding the disclosure and management of climate risks and related lending and investment activities. As a result, we may face increased scrutiny related to our ability to demonstrate resilience to potential climate-related risks, including systemic risks posed by operational disruptions and external demands. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices, including inconsistent (and sometimes conflicting) perspectives or requirements, may result in higher regulatory, compliance, credit and reputational risks and costs. Due to the divergent views of stakeholders, we are at an increased risk that any action, or lack thereof, by us concerning our response to climate change will be perceived negatively by some stakeholders, which could adversely impact our reputation and business. In addition, the transition to a lower-carbon economy could indirectly subject us to specific risks through our borrowers' exposure to changes in commodity prices. For more information see the "We are subject to ESG risks that could adversely affect our business, reputation and the trading price of our common stock" and "Weakness in commodity businesses could adversely affect our performance" risk factors above.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Identification and Assessment. Regions devotes significant financial and non-financial resources to identify and mitigate threats to the confidentiality, availability and integrity of its information systems. As more fully described below, the Regions IS Program's controls and risk management practices are designed to prevent and detect cybersecurity threats in order to reduce the likelihood that they materially affect Regions' business strategy, operations, or financial condition.

Regions regularly tests and assesses its environment so it can update and maintain its systems and controls to mitigate the risks from cyber threats and vulnerabilities. These include risk assessments and penetration testing as well as testing against security controls. Layered security controls are designed and maintained to complement each other and enhance risk mitigation efforts. Regions is aiming to continue to develop and enhance controls, processes and technology to respond to evolving disruptive technology and to protect its systems from attacks or unauthorized access. In addition, Regions' TPRM function establishes the risk-based framework that governs all associates, subsidiaries, and affiliates who are engaged in the sourcing, planning, risk assessment, due diligence, contracting, ongoing monitoring, and governance of vendor engagements, including those that present cybersecurity risks for Regions. The TPRM framework includes the initial inherent-risk assessment conducted at onboarding and the applicable due diligence risk assessments, based on the engagement's risk profile. Upon completion of the applicable due diligence, the contract is constructed and negotiated, with efforts made to ensure appropriate terms are in place to further mitigate the risks presented. Thereafter, each engagement is reassessed on the established cadence associated with the inherent-risk tier, and performance scorecards are completed to to denote material changes in the engagement.

Risk Management and Strategy. As a company that deals with large volumes of sensitive customer information and financial transactions, Regions treats cybersecurity risk as a key operational risk within its enterprise-wide risk management framework. As part of this framework, Regions utilizes the "Three Lines of Defense" concept to clearly designate risk management activities within the Company, and this concept is applicable to cybersecurity risk (see the "Risk Management" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K). To manage cybersecurity risk, the Company has designed and implemented an IS Program that is led by our Chief Information Security Officer. The IS Program includes information security policies, procedures, and controls designed to prevent, detect, limit and respond to cyber-attacks or other similar incidents which might impact Regions' technologies, systems, and networks. Regions' IS Program is designed and implemented to substantially align with standards

promulgated by the NIST. Regions' Information Security Policy establishes technical, administrative, and physical control directives that are implemented to protect informational assets from reasonably foreseeable risks and threats. The IS Program is supplemented by cybersecurity operations that protect the integrity and availability of information systems. As discussed above, Regions' TPRM function also conducts due diligence and ongoing oversight of the Company's third-party vendors. The Company maintains a Cyber Incident Response Plan, which is part of broader business continuity planning and the Crisis Management Program, to help the Company respond to a possible data breach.

The Company engages with external experts and advisors, as needed, to review, enhance, and support our IS Program. For example, third parties may be used to assist in the event of a breach or to mitigate certain threats to Regions' environment. Internally, the Company regularly provides associates with cybersecurity training and education at least annually. To bolster these practices, Regions maintains cybersecurity insurance, which is reviewed annually, to cover potential financial losses from cyber events. In addition, Regions participates in information sharing organizations to gather and share information with peer banks and other financial institutions to better prepare and protect its information systems from attack.

Governance. Regions' system of internal controls also incorporates an organization-wide protocol for the reporting and escalation of cybersecurity matters, including to management and the Board. The Board also receives updates on the Company's enterprise services, which includes resilience, information technology, and cybersecurity. The Board considers both business and technical resilience, cybersecurity and technological innovation, and privacy considerations, along with related risk considerations and mitigation efforts, within the Company's strategic plan. The Board is actively engaged in the oversight of Regions' continuous efforts to reinforce and enhance its operational resilience and receives education on the cybersecurity landscape. The Board oversees the management of cybersecurity and related risks primarily through its Risk Committee, which is supported at the management level by the ERMC, ORC, and TOROC which fall under the Risk Committee's purview. The Board's Risk Committee annually reviews and approves Regions' Information Security Policy; reviews information and regular reports on the topic from members of management on at least a quarterly basis; and recommends actions and other steps to be taken, as it deems appropriate. Additionally, the Board's Audit Committee periodically receives reports on the IS Program prepared by the Chief Information Security Officer and the Company's Risk Management and Internal Audit functions. The Board's Technology Committee is charged with oversight of the overall role of technology in executing Regions' business strategy and coordinates with the Risk Committee on risk assessment and management associated with technology-related strategic investments, major technology vendor relationships, and risks associated with information technology and security activities. The Board annually reviews the IS Program and, through its various committees, is briefed at least quarterly on cybersecurity matters. In addition, our management follows a risk-based escalation process to notify the Audit Committee and Risk Committee outside of the regular reporting cycle when they identify an emerging or risk or material issue.

Our Chief Information Security Officer, who has close to two decades of experience in the cybersecurity field, including leadership roles at multiple financial services organizations, has primary responsibility for our IS Program.

Cybersecurity Incidents. We have not experienced any material losses relating to cybersecurity threats or incidents for the year ended December 31, 2024. We are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see the "Technology Risks" discussion within in Item 1. "Risk Factors".

Item 2. *Properties*

Regions' corporate headquarters occupy the main banking facility of Regions Bank, located at 1900 Fifth Avenue North, Birmingham, Alabama 35203.

At December 31, 2024, Regions Bank, Regions' banking subsidiary, operated 1,253 banking offices. At December 31, 2024, there were no significant encumbrances on the offices, equipment and other operational facilities owned by Regions and its subsidiaries.

See Item 1. "Business" of this Annual Report on Form 10-K for a list of the states in which Regions Bank's branches are located.

Item 3. *Legal Proceedings*

The information presented in the Legal Contingencies section of Note 23 "Commitments, Contingencies and Guarantees" of the Notes to Consolidated Financial Statements, which is included in Item 8. of this Annual Report on Form 10-K is incorporated herein by reference. see Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements of this Annual Report on Form 10-K

Item 4. *Mine Safety Disclosures.*

Not applicable.

Information About Our Executive Officers

Information concerning the Executive Officers of Regions as of **February 21, 2025**, is set forth below.

Executive Officer	Age	Position and Offices Held with Registrant and Subsidiaries	Executive Officer Since
John M. Turner, Jr.	63	Chairman, President and Chief Executive Officer of registrant and Regions Bank. Previously served as Head of Corporate Banking Group of registrant and Regions Bank and as South Region President of Regions Bank. Prior to joining Regions, served as President of Whitney National Bank and Whitney Holding Corporation.	2011
David J. Turner, Jr.	61	Senior Executive Vice President and Chief Financial Officer of registrant and Regions Bank.	2010
Kate R. Danella	46	Senior Executive Vice President and Head of Consumer Banking Group of registrant and Regions Bank. Previously served as Chief Strategy and Client Experience Officer; Head of Strategic Planning & Consumer Bank Products and Origination Partnerships; and as Head of Strategic Planning and Corporate Development of registrant and Regions Bank. Previously served as Head of Private Wealth Management of Regions Bank. Prior to joining Regions, served as Vice President of Capital Group Companies.	2018
David R. Keenan	57	Senior Executive Vice President and Chief Administrative and Human Resources Officer of registrant and Regions Bank. Previously served as Chief Human Resources Officer of registrant and Regions Bank.	2010
C. Dandridge Massey	54	Senior Executive Vice President and Chief Enterprise Operations and Technology Officer of registrant and Regions Bank. Previously served as Head of Digital and Contact Center Banking and Head of Enterprise Technology Strategic Services at Truist Bank.	2022
Tara A. Plimpton	56	Senior Executive Vice President, Chief Legal Officer and Corporate Secretary of registrant and Regions Bank. Previously served as General Counsel of registrant and Regions Bank. Prior to joining Regions, served as Vice President and General Counsel of GE Global Operations and as General Counsel of GE Energy Connections.	2020
William D. Ritter	54	Senior Executive Vice President and Head of Wealth Management Group of registrant and Regions Bank. Director of Highland Associates, Inc.	2010
Brian R. Willman	52	Senior Executive Vice President and Head of Corporate Banking Group of registrant and Regions Bank. Previously served as Head of Commercial Banking of registrant and Regions Bank.	2024
Russell Zusi	50	Senior Executive Vice President and Chief Risk Officer of registrant and Regions Bank. Prior to joining Regions, served as Co-head of Global Compliance and Operational Risk and Global Technology and Operations Chief Risk Officer, and previously as Credit Review Executive, of Bank of America Corp.	2024

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Regions common stock, par value $.01 per share, is listed for trading on the NYSE under the symbol RF. Information relating to compensation plans under which Regions' equity securities are authorized for issuance is presented in Part III, Item 12. As of February 20, 2025, there were 33,446 holders of record of Regions common stock (including participants in the Broadridge Direct Stock Purchase and Dividend Reinvestment Plan for Regions Financial Corporation).

Restrictions on the ability of Regions Bank to transfer funds to Regions at December 31, 2024, are set forth in Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements, which are included in Item 8. of this Annual Report on Form 10-K. A discussion of certain limitations on the ability of Regions Bank to pay dividends to Regions and the ability of Regions to pay dividends on its common stock is set forth in Item 1. "Business" under the heading "Supervision and Regulation—Payment of Dividends" of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

On April 20, 2022, the Board authorized the repurchase of up to $2.5 billion of the Company's common stock, permitting purchases from the second quarter of 2022 through the fourth quarter of 2024. On December 10, 2024, the Board authorized an extension of the common stock repurchase program through the fourth quarter of 2025.

The following table presents information regarding issuer purchases of equity securities during the fourth quarter of 2024. All of these shares were immediately retired upon repurchase and therefore were not included in treasury stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
October 1-31, 2024	1,762,867	$ 23.82	1,762,867	$ 1,904,952,464
November 1-30, 2024	635,715	$ 23.60	635,715	$ 1,889,942,945
December 1-31, 2024	—	$ —	—	$ 1,889,942,945
Total Fourth Quarter	2,398,582	$ 23.76	2,398,582	$ 1,889,942,945

____
(1) Average price paid does not reflect the 1 percent excise tax charged on public company share repurchases.

COMMON STOCK PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total return of Regions common stock against the cumulative total return of the S&P 500 Index and the S&P 500 Banks Index for the past five years. This presentation assumes that the value of the investment in Regions' common stock and in each index was $100 and that all dividends were reinvested. In accordance with the rules of the SEC, this section, captioned "Common Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 (Exchange Act) or the Securities Act of 1933 (Securities Act). The Common Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.



	Cumulative Total Return					
	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Regions	$ 100.00	$ 98.37	$ 137.12	$ 140.29	$ 132.30	$ 168.05
S&P 500 Index	100.00	118.39	152.34	124.73	157.48	196.85
S&P 500 Banks Index	100.00	86.25	116.81	94.38	104.72	144.74

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

EXECUTIVE OVERVIEW

Management believes the following sections provide an overview of several of the most relevant matters necessary for an understanding of the financial aspects of Regions' business, particularly regarding its 2024 results. Cross references to more detailed information regarding each topic within MD&A and the consolidated financial statements are included. This summary is intended to assist in understanding the information provided, but should be read in conjunction with the entire MD&A and consolidated financial statements, as well as the other sections of this Annual Report on Form 10-K.

Economic Environment in Regions' Banking Markets

After what is expected to be full-year 2024 growth of around 2.8 percent, Regions' baseline forecast anticipates real GDP growth of 2.2 percent in 2025. Though the economy grew at a robust pace in 2024, performance across individual sectors varied considerably. Interest rates rose over the latter part of 2024, reflecting persistent inflation pressures and uncertainty over looming policy changes. The Company's baseline forecast anticipates real GDP growth settling back toward the pre-pandemic trend rate of growth over coming quarters. There is considerable uncertainty around any forecast for 2025 made before the specific details of changes to fiscal, trade, immigration, and regulatory policy are made known.

The pace of job growth slowed over the course of 2024 reflecting a slower pace of hiring amongst firms as opposed to a rising pace of layoffs. The combination of slowing job growth and rapid growth in the supply of labor pushed the unemployment rate higher in 2024. While Regions' forecast anticipates further moderation in the pace of job growth, it also anticipates much slower growth in the supply of labor, in part reflecting likely changes to immigration policy. These two factors should leave the unemployment rate relatively unchanged from where it ended 2024, with an expected annual average rate of 4.2 percent for 2025.

Despite slowing job growth, aggregate labor earnings, the largest component of personal income, have continued to grow at a rate faster than inflation, which is expected to remain the case through 2025. This will continue to act as a support for consumer spending, and Regions' forecast anticipates growth in consumer spending will align more closely with growth in after-tax income than has been the case over the past few years. Nonetheless, the divide in spending patterns across the various income cohorts that has developed over recent quarters will likely persist in 2025.

Still-soft global economic growth and uncertainty around looming policy changes have acted as headwinds for the manufacturing sector. Business capital spending has been somewhat limited in range, but the Company's forecast anticipates faster growth over the back half of 2025, in part reflecting expectations there will be a push to enhance labor productivity. Additionally, what is anticipated to be a more conducive regulatory environment could trigger a meaningful pick-up in merger and acquisition activity in 2025.

Mortgage rates moved higher along with yields on longer-dated U.S. Treasury securities during the fourth quarter of 2024, dealing a setback to construction and sales of new single family homes. Builders have been able to facilitate sales via aggressive use of incentives, including mortgage rate buydowns, but have been more focused on paring down spec inventories. As such, construction starts of new single family homes tailed off over the second half of 2024 and Regions' forecast anticipates further declines in 2025.

Though the FOMC cut the Fed funds rate at their final meeting of 2024, it signaled a slower pace of rate cuts in 2025. Inflation pressures have proven to be more persistent than had been anticipated, and while having some concerns about cooling labor market conditions, FOMC members perceive growing upside risks to their inflation forecasts. Regions' baseline forecast anticipates two twenty-five basis point funds rate cuts in 2025, though the timing of any cuts remains somewhat uncertain, particularly given the perceived inflation impacts of looming changes to fiscal, trade, and immigration policy. To the extent there is less relief on the rates front than anticipated, potential downside risks from certain pockets of commercial real estate and the volume of debt in the non-financial corporate sector coming up for refinancing over coming quarters will continue to loom over the outlook.

Patterns of economic activity within the Regions footprint are expected to be broadly similar to those seen for the U.S. as a whole. As the Company anticipated, the pace of domestic in-migration into the Regions footprint slowed in 2024, likely reflecting a less dynamic labor market and challenging housing market conditions. Still, this left the pace of domestic in-migration in line with pre-pandemic norms, and growth in total population in the footprint continued to easily outpace the national average, and that also remains the case with growth in nonfarm payrolls. Some of the metro areas which had seen the largest cumulative increases over the prior few years have begun to see house prices decline, but underlying demand, in part reflecting above-average population growth, will help stem the extent of any such declines. Also, given the extent to which house prices have risen over recent years in these markets, the declines in house prices do not threaten to push owners into negative equity positions.

The economic environment, as described above, impacted Regions' forecast utilized in calculating the ACL as of December 31, 2024. See the "Allowance" section for further information.

2024 Results

Regions reported net income available to common shareholders of $1.8 billion or $1.93 per diluted share in 2024 compared to net income available to common shareholders of $2.0 billion or $2.11 per diluted share in 2023.

Net interest income (taxable-equivalent basis) totaled $4.9 billion in 2024 compared to $5.4 billion in 2023. The net interest margin (taxable-equivalent basis) was 3.54 percent in 2024, reflecting a 36 basis point decrease from 2023. The decreases in net interest income and net interest margin were primarily driven by higher funding costs, which included an increase in deposit costs due to continued re-mixing. Partially offsetting the increase in funding costs was higher asset yields benefiting from the maturity and continued replacement of lower-yielding, fixed-rate loans and securities. See Table 2 "Volume and Yield/Rate Variances" for further details.

The provision for credit losses totaled $487 million in 2024 compared to $553 million in 2023. The provision for credit losses was higher than net charge-offs by $29 million in 2024. The decrease in the provision for credit losses was driven primarily by asset quality normalization. Refer to the "Allowance for Credit Losses" section of Management's Discussion and Analysis for further detail.

Non-interest income improved slightly, totaling $2.3 billion in both 2024 and 2023. The improvement was driven by increases in most categories, led by capital markets income. These increases were largely offset by net securities losses and decreased card and ATM fees. See Table 3 "Non-Interest Income" for further details.

Non-interest expense was $4.2 billion in 2024 and $4.4 billion in 2023. The decrease was driven by declines in operational losses, FDIC insurance assessments primarily related to the special assessment initially recognized in 2023, and miscellaneous expenses. The declines were partially offset by an increase in salaries and employee benefits. See Table 4 "Non-Interest Expense" for further details.

Regions' effective tax rate was 19.6 percent in 2024 compared to 20.5 percent in 2023. See the "Income Taxes" section for further details.

For more information, refer to the following additional sections within this Form 10-K:

- "Operating Results" section of MD&A
- "Net Interest Income and Net Interest Margin" discussion within the "Operating Results" section of MD&A
- "Interest Rate Risk" discussion within the "Risk Management" section of MD&A

Capital

Capital Actions

Regions participates in supervisory stress testing conducted by the Federal Reserve and its SCB is currently floored at 2.5 percent. See Note 14 "Shareholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financial statements for further details regarding CCAR results.

On April 20, 2022, the Board authorized the repurchase of up to $2.5 billion of the Company's common stock, permitting purchases from the second quarter of 2022 through the fourth quarter of 2024. As of December 31, 2024, Regions repurchased approximately 34 million shares of common stock under this program, which reduced shareholders' equity by $614 million. On December 10, 2024, the Board authorized an extension of the common stock repurchase program through the fourth quarter of 2025.

For more information, refer to the following additional sections within this Form 10-K:

- "Shareholders' Equity" discussion in MD&A
- "Regulatory Requirements" section of MD&A
- Note 14 "Shareholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financial statements

Regulatory Capital

Regions and Regions Bank are required to comply with regulatory capital requirements established by Federal and State banking agencies. Under the Basel III Rules, Regions is designated as a standardized approach bank. The Basel III Rules maintain the minimum guidelines for Regions to be considered well-capitalized for Tier 1 capital and Total capital at 6.0% and 10.0%, respectively. At December 31, 2024, Regions' Tier 1 capital and Total capital ratios were estimated to be 12.17% and 14.06%, respectively.

The Basel III Rules also officially defined CET1. Regions' CET1 ratio at December 31, 2024 was estimated to be 10.80%.

For more information, refer to the following additional sections within this Form 10-K:

- "Supervision and Regulation" discussion within Item 1. Business

- "Regulatory Requirements" section of MD&A
- Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements

Loan Portfolio and Credit

During 2024, total loans decreased by $1.7 billion or 1.7 percent compared to 2023. The decrease was primarily driven by a decline in the commercial portfolio of $1.2 billion. The decline in commercial loans, specifically commercial and industrial loans, is due to lower line of credit utilization and loans refinanced off the Company's balance sheet through the debt capital markets. Refer to the "Portfolio Characteristics" section for further discussion.

Net charge-offs totaled $458 million, or 0.47 percent of average loans, in 2024, compared to $397 million, or 0.40 percent in 2023, driven by an increase in commercial and industrial and commercial investor real estate mortgage net charge-offs. The allowance was 1.79 percent of total loans, net of unearned income at December 31, 2024, an increase from 1.73 percent at December 31, 2023. The coverage ratio of allowance to non-performing loans excluding held for sale was 186 percent at December 31, 2024, compared to 211 percent at December 31, 2023.

For more information, refer to the following additional sections within this Form 10-K:

- "Portfolio Characteristics" section of MD&A
- "Allowance for Credit Losses" discussion within the "Critical Accounting Policies and Estimates" section of MD&A
- "Provision for Credit Losses" discussion within the "Operating Results" section of MD&A
- "Loans," "Allowance for Credit Losses," and "Non-performing Assets" discussions within the "Balance Sheet Analysis" section of MD&A
- Note 4 "Loans" to the consolidated financial statements
- Note 5 "Allowance for Credit Losses" to the consolidated financial statements

Liquidity

At the end of 2024, Regions Bank had $7.8 billion in cash on deposit with the Federal Reserve Bank and the loan-to-deposit ratio was 76 percent. Cash and cash equivalents at the parent company totaled $2.4 billion. Cash at the Federal Reserve increased from December 31, 2023.

At December 31, 2024, the Company's borrowing capacity with the Federal Reserve was $21.6 billion based on available collateral. Borrowing availability with the FHLB was $10.2 billion based on available collateral at the same date. Regions also maintains a shelf registration statement with the SEC that can be utilized by the Company to issue various debt and/or equity securities. Additionally, Regions' Board has authorized Regions Bank to issue up to $10 billion in aggregate principal amount of bank notes outstanding at any one time.

Regions is required to conduct liquidity stress testing and measure its available sources of liquidity against minimums as established by Regions' internal liquidity policy. Regions was fully compliant with those requirements as of year-end.

For more information, refer to the following additional sections within this Form 10-K:

- "Supervision and Regulation" discussion within Item 1. Business
- "Borrowed Funds" discussion within the "Balance Sheet Analysis" section of MD&A
- "Regulatory Requirements" section of MD&A
- "Liquidity" discussion within the "Risk Management" section of MD&A
- Note 11 "Borrowed Funds" to the consolidated financial statements

GENERAL

The following discussion and financial information is presented to aid in understanding Regions' financial position and results of operations. The emphasis of this discussion will be on operations for the years 2024 and 2023; in addition, financial information for prior years will also be presented when appropriate.

Regions' profitability, like that of many other financial institutions, is dependent on its ability to generate revenue from net interest income as well as non-interest income sources. Net interest income is primarily the difference between the interest income Regions receives on interest-earning assets, such as loans, leases, investment securities and cash balances held at the Federal Reserve Bank, and the interest expense Regions pays on interest-bearing liabilities, principally deposits and borrowings. Regions' net interest income is impacted by the size and mix of its balance sheet components and the interest rate spread between interest earned on its assets and interest paid on its liabilities. Non-interest income includes fees from service charges on deposit accounts, card and ATM fees, mortgage servicing and secondary marketing, investment management and

trust activities, capital markets and other customer services which Regions provides. Results of operations are also affected by the provision for credit losses and non-interest expenses such as salaries and employee benefits, equipment and software expenses, occupancy, professional, legal and regulatory expenses, FDIC insurance assessments, and other operating expenses, as well as income taxes.

Economic conditions, competition, new legislation and related rules impacting regulation of the financial services industry and the monetary and fiscal policies of the Federal government significantly affect most, if not all, financial institutions, including Regions. Lending and deposit activities and fee income generation are influenced by levels of business spending and investment, consumer income, consumer spending and savings, capital market activities, and competition among financial institutions, as well as customer preferences, interest rate conditions and prevailing market rates on competing products in Regions' market areas.

Regions' business strategy is focused on providing a competitive mix of products and services, delivering quality customer service, and continuing to develop and optimize distribution channels that include a branch distribution network with offices in convenient locations, as well as electronic and mobile banking.

Business Segments

Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of asset management, wealth management, securities brokerage, and other specialty financing. Regions carries out its strategies and derives its profitability from three reportable segments: Corporate Bank, Consumer Bank, and Wealth Management, with the remainder in Other.

See Note 22 "Business Segment Information" to the consolidated financial statements for further information on Regions' business segments.

CRITICAL ACCOUNTING ESTIMATES AND RELATED POLICIES

In preparing financial information, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses for the periods shown. The accounting principles followed by Regions and the methods of applying these principles conform with GAAP, regulatory guidance, where applicable, and general banking practices. Estimates and assumptions most significant to Regions are related primarily to the allowance, fair value measurements, intangible assets (goodwill and other identifiable intangible assets), MSRs measured at fair value, and income taxes, and are summarized in the following discussion and in the notes to the consolidated financial statements.

Allowance

The allowance consists of two components: the allowance for loan losses and the reserve for unfunded credit commitments. Unfunded credit commitments include items such as letters of credit, financial guarantees and binding unfunded loan commitments. Regions determines its allowance in accordance with GAAP and applicable regulatory guidance.

See Note 1 "Summary of Significant Accounting Policies" and Note 5 "Allowance for Credit Losses" to the consolidated financial statements for information about areas of judgment and methodologies used in establishing the allowance.

The allowance is sensitive to a number of internal factors, such as changes in the mix and level of loan balances outstanding, portfolio performance and assigned risk ratings. The allowance is also sensitive to external factors such as the general health of the economy, as evidenced by changes in interest rates, inflation, GDP, unemployment rates, changes in real estate demand and values, volatility in commodity prices, bankruptcy filings, and the effects of weather and natural disasters such as droughts, floods and hurricanes.

Management considers these variables and all other available information when establishing the final level of the allowance. These variables and others have the ability to result in actual loan losses that differ from the originally estimated amounts.

Changes in the factors used by management to determine the appropriateness of the allowance or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require changes in the level of allowance based on their judgments and estimates. Volatility in certain credit metrics is to be expected. Additionally, changes in circumstances related to individually large credits, commodity prices, or certain macroeconomic forecast assumptions may result in volatility. The scenarios discussed below, or other scenarios, have the ability to result in actual credit losses that differ, perhaps materially, from the originally estimated amounts. This analysis is not intended to estimate changes in the overall allowance, which would also be influenced by the judgment management applies to the modeled loss estimates to reflect uncertainty and imprecision based on then-current circumstances and conditions.

It is difficult to estimate how potential changes in any one economic factor might affect the overall allowance because a wide variety of factors and inputs are considered in the allowance estimate. Changes in the factors and inputs may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be

directionally inconsistent, such that improvement in one factor may offset deterioration in others. However, to consider the impact of a hypothetical alternate economic forecast, Regions estimated the allowance using a scenario that was one standard deviation unfavorable to the expected scenario for each macroeconomic variable. This unfavorable scenario resulted in an allowance approximately 15 percent higher than the allowance using the expected scenario.

Similar to the scenarios above, it is difficult to estimate how potential changes in credit risk factors might affect the overall allowance because of the wide variety of credit risk factors that are considered in estimating the allowance. Changes in risk ratings may not occur at the same rate and may not be consistent across product or industry types. Regions conducted a separate sensitivity analysis considering deteriorating conditions for commercial and investor real estate portfolio factors by stressing key portfolio drivers relative to the baseline portfolio conditions. Regions stressed risk ratings by one downgrade for commercial and investor real estate loans. This scenario resulted in an allowance approximately 20 percent higher for the commercial and investor real estate portfolios.

Fair Value Measurements

A portion of the Company's assets and liabilities is carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These include debt securities available for sale, mortgage loans held for sale, equity investments (with and without readily determinable market values), residential MSRs, commercial MSRs through non-DUS agency programs and derivative assets and liabilities. From time to time, the estimation of fair value also affects other loans held for sale, which are recorded at the lower of cost or fair value. Fair value determination is also relevant for certain other assets such as foreclosed property and other real estate, which are recorded at the lower of the recorded investment in the loan/property or fair value, less estimated costs to sell the property. For example, the fair value of other real estate is determined based on recent appraisals by third parties and other market information, less estimated selling costs. Adjustments to the appraised value are made if management becomes aware of changes in the fair value of specific properties or property types. The determination of fair value also impacts certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other identifiable intangible assets.

Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price), in an orderly transaction between market participants at the measurement date under current market conditions. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third-party investor under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market are used (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

See Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for a detailed discussion of determining fair value, including pricing validation processes.

Intangible Assets

Regions' intangible assets consist primarily of the excess of cost over the fair value of net assets of acquired businesses ("goodwill") and other identifiable intangible assets (primarily relationship assets and agency commercial real estate licenses). Goodwill totaled $5.7 billion at both December 31, 2024 and December 31, 2023. Goodwill is allocated to each of Regions' reportable segments (each a reporting unit: Corporate Bank, Consumer Bank, and Wealth Management). Goodwill is tested for impairment on an annual basis as of October 1 or more often if events and circumstances indicate impairment may exist (refer to Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for further discussion).

The Company completed its annual goodwill impairment test as of October 1, 2024, by performing a qualitative assessment of goodwill at the reporting unit level to determine whether any indicators of impairment existed. In performing the qualitative assessment, the Company evaluated events and circumstances since the last impairment analysis, recent operating performance including reporting unit performance, changes in market capitalization, regulatory actions and assessments,

changes in the business climate, company-specific factors, and trends in the banking industry. After assessing the totality of the events and circumstances, the Company determined that it is more likely than not that the fair value of the Corporate Bank, Consumer Bank, and Wealth Management reporting units exceed their respective carrying values. Therefore, a quantitative impairment test was not required. Refer to Note 9 "Intangible Assets" to the consolidated financial statements for additional discussion of goodwill.

Specific factors as of the date of filing the consolidated financial statements that could negatively impact the assumptions used in assessing goodwill for impairment include: a protracted decline in the Company's market capitalization; adverse business trends resulting from litigation and/or regulatory actions; higher loan losses; forecasts of high unemployment levels; future increased minimum regulatory capital requirements above current thresholds (refer to Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements for a discussion of current minimum regulatory requirements); future federal rules and regulations (e.g., such as those resulting from the Dodd-Frank Act); and/or significant volatility in interest rates.

Other identifiable intangible assets such as relationship assets and agency commercial real estate licenses are reviewed at least annually (usually in the fourth quarter) for events or circumstances which could impact the recoverability of the intangible asset. These events could include loss of customer relationships, increased competition, or adverse changes in the economy. To the extent an other identifiable intangible asset is deemed unrecoverable, an impairment loss would be recorded to reduce the carrying amount. These events or circumstances, if they occur, could be material to Regions' operating results for any particular reporting period but the potential impact cannot be reasonably estimated. As of December 31, 2024, the Company's review indicated there was no impairment in the value of the other identifiable intangible assets.

Mortgage Servicing Rights

Regions has elected to measure and report both its residential MSRs and commercial MSRs through non-DUS agency programs using the fair value method. Although sales of MSRs do occur, MSRs do not trade in an active market with readily observable market prices and the exact terms and conditions of sales may not be readily available, and are therefore Level 3 valuations in the fair value hierarchy previously discussed in the "Fair Value Measurements" section. Specific characteristics of the underlying loans greatly impact the estimated value of the related residential and commercial MSRs. As a result, Regions stratifies its portfolios on the basis of certain risk characteristics, including loan type and contractual note rate, as applicable. Regions values its residential and commercial MSRs using discounted cash flow modeling techniques. These techniques require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted mortgage loan prepayment rates, discount rates, escrow balances and servicing costs. Changes in interest rates, prepayment speeds or other factors impact the fair value of MSRs which impacts earnings.

Refer to Note 6 "Servicing of Financial Assets" to the consolidated financial statements for additional information including quantitative disclosures reflecting the effect that changes in management's assumptions would have on the fair value of MSRs.

Income Taxes

Accrued income taxes are reported as a component of either other assets or other liabilities, as appropriate, in the consolidated balance sheets and reflect management's estimate of income taxes to be paid or received. The Company is subject to income tax in the U.S. and multiple state and local jurisdictions. The tax laws and regulations in each jurisdiction are complex and may be subject to different interpretations by the Company and the relevant government taxing authorities. Therefore, the Company is required to exercise judgment in determining tax accruals and evaluating the Company's tax positions, including evaluating uncertain tax positions.

Deferred income taxes represent the amount of future income taxes to be paid or received and are accounted for using the asset and liability method with the net balance reported in other assets or other liabilities, as appropriate, in the consolidated balance sheets. The Company determines the realization of deferred tax assets by considering all positive and negative evidence available, including the impact of recent operating results, future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax planning strategies. In projecting future taxable income, the Company utilizes forecasted pre-tax earnings, adjusts for the estimated temporary differences and incorporates assumptions, including the amounts of income allocable to taxing jurisdictions. Determining whether deferred tax assets are realizable is subjective and requires the use of significant judgment. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized. The Company currently maintains a valuation allowance for certain state carryforwards.

The Company's estimate of accrued income taxes, deferred income taxes and income tax expense can also change in any period as a result of new legislative or judicial guidance impacting tax positions, as well as changes in income tax rates and changes in operating activities. Any changes, if they occur, can be significant to the Company's consolidated financial position, results of operations or cash flows.

See Note 1 "Summary of Significant Accounting Policies" and Note 19 "Income Taxes" to the consolidated financial statements for further details and discussion.

OPERATING RESULTS

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is Regions' principal source of income and is one of the most important elements of Regions' ability to meet its overall performance goals. Both net interest income and net interest margin are influenced by both long-term and short-term market interest rates. Long-term and short-term rates were higher for most of 2024 compared to 2023. Late in the third quarter of 2024, the FOMC decreased the Fed funds rate by approximately 50 basis points and by an additional 25 basis points at the November and December meetings, for a total of 100 basis points. See the "Executive Overview" for a discussion of recent FOMC activity.

Net interest income (taxable-equivalent basis) decreased by $503 million in 2024 compared to 2023, and net interest margin decreased by 36 basis points to 3.54 percent in 2024. This represents a normalization from elevated post-pandemic levels. The decreases in net interest income and net interest margin were driven primarily by higher funding costs in a prolonged high rate environment. In 2024, funding costs, which includes deposits and wholesale borrowings utilized during the year, increased to 1.73 percent compared to 1.19 percent in 2023. The increase in funding costs was driven by higher deposit costs due to continued deposit remixing as depositors moved into higher interest earning products, albeit at a slower pace than the remixing experienced in 2023. Deposit costs increased to 1.56 percent for 2024 compared to 0.99 percent for 2023.

Partially offsetting the increase in funding costs were higher asset yields benefiting from the maturity and continued replacement of lower-yielding, fixed-rate loans and securities. The Company's loan yields are primarily influenced by short-term interest rates such as 30-day term SOFR, which averaged 5.19 percent in 2024 compared to 4.98 percent in 2023. Additionally, fixed-rate lending production, which contains significant residential mortgage fixed-rate exposure, benefited from higher middle and long-term rates. The Company also continued its reinvestment strategy in the securities portfolio and executed multiple, distinct debt securities repositioning transactions. As a result, the debt securities yield increased to 2.89 percent in 2024 from 2.38 percent in 2023. See Table 6 for more information.

See also the "Market Risk-Interest Rate Risk" section in Management's Discussion and Analysis for additional information.

Table 1 "Consolidated Average Daily Balances and Yield/Rate Analysis" presents a detail of net interest income (on a taxable-equivalent basis), the net interest margin, and the net interest spread.

Table 1—Consolidated Average Daily Balances and Yield/Rate Analysis

	Year Ended December 31								
	2024			2023			2022		
	Average Balance	Income/ Expense	Yield/ Rate[1]	Average Balance	Income/ Expense	Yield/ Rate[1]	Average Balance	Income/ Expense	Yield/ Rate[1]
	(Dollars in millions; yields on taxable-equivalent basis)								
Assets									
Earning assets:									
Federal funds sold and securities purchased under agreements to resell	$ 1	$ —	5.25 %	$ —	$ —	— %	$ —	$ —	— %
Debt securities [2][3]	31,989	925	2.89	31,467	749	2.38	31,281	688	2.20
Loans held for sale	610	39	6.30	575	40	6.89	640	36	5.63
Loans, net of unearned income [4][5]	97,036	5,782	5.93	98,239	5,784	5.86	92,282	4,135	4.46
Interest-bearing deposits in other banks	6,398	344	5.37	6,185	321	5.19	18,396	239	1.30
Other earning assets	1,438	68	4.75	1,389	54	3.87	1,379	51	3.69
Total earning assets	137,472	7,158	5.18	137,855	6,948	5.02	143,978	5,149	3.56
Unrealized gains/(losses) on securities available for sale, net [2]	(2,614)			(3,392)			(2,166)		
Allowance for loan losses	(1,616)			(1,498)			(1,442)		
Cash and due from banks	2,727			2,271			2,321		
Other non-earning assets	17,912			17,781			16,701		
	$153,881			$153,017			$159,392		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Savings	$ 12,332	15	0.12	$ 14,165	16	0.12	$ 15,940	19	0.12
Interest-bearing checking	24,090	395	1.64	23,319	282	1.21	26,830	72	0.27
Money market	34,586	930	2.69	32,364	615	1.90	31,876	80	0.25
Time deposits	15,471	631	4.08	10,545	342	3.24	5,578	26	0.47
Total interest-bearing deposits [6]	86,479	1,971	2.28	80,393	1,255	1.56	80,224	197	0.25
Federal funds purchased and securities sold under agreements to repurchase	15	—	4.74	13	1	5.41	10	—	3.73
Short-term borrowings	723	40	5.24	1,776	95	5.26	—	—	—
Long-term borrowings	4,352	279	6.34	3,437	226	6.51	2,328	119	5.08
Total interest-bearing liabilities	91,569	2,290	2.50	85,619	1,577	1.84	82,562	316	0.38
Non-interest-bearing deposits [6]	40,136	—	—	46,150	—	—	56,469	—	—
Total funding sources	131,705	2,290	1.73	131,769	1,577	1.19	139,031	316	0.23
Net interest spread [2]			2.68			3.18			3.18
Other liabilities	4,653			4,708			3,858		
Shareholders' equity	17,484			16,522			16,503		
Noncontrolling interest	39			18			—		
	$153,881			$153,017			$159,392		
Net interest income/margin on a taxable-equivalent basis [7]		$ 4,868	3.54 %		$ 5,371	3.90 %		$ 4,833	3.36 %

_____

(1) Amounts have been calculated using whole dollar values and the prevailing interest accrual methodology.

(2) Debt securities are included on an amortized cost basis with yield and net interest margin calculated accordingly.

(3) Interest income on debt securities includes hedging income of $7 million, hedging expense of $1 million, and hedging income of $41 million for the years ended December 31, 2024, 2023 and 2022, respectively. Hedging income for the year ended December 31, 2022 reflects strategies designed to accelerate hedge notional maturities through the use of pay fixed swaps. Benefits migrated to cash flow hedges from loans in the first quarter of 2023.

(4) Loans, net of unearned income include non-accrual loans for all periods presented.

(5) Interest income on loans, net of unearned income, includes hedging expense of $420 million and $236 million and hedging income of $140 million for the years ended December 31, 2024, 2023 and 2022, respectively. Interest income on loans, net of unearned income, also includes net loan fees of $142 million, $130 million and $109 million for the years ended December 31, 2024, 2023 and 2022 , respectively.

(6) Total deposit costs may be calculated by dividing total interest expense on deposits by the sum of interest-bearing deposits and non-interest-bearing deposits. The rates for total deposit costs equaled 1.56% , 0.99% and 0.14% for the years ended December 31, 2024, 2023 and 2022, respectively.

(7) The computation of taxable-equivalent net interest income is based on the statutory federal income tax rate of 21%, adjusted for applicable state income taxes net of the related federal tax benefit.

Table 2 "Volume and Yield/Rate Variances" provides additional information with which to analyze the changes in net interest income.

Table 2— Volume and Yield/Rate Variances

	2024 Compared to 2023			2023 Compared to 2022		
	Change Due to			Change Due to		
	Volume	Yield/ Rate	Net	Volume	Yield/ Rate	Net
	(Taxable-equivalent basis—in millions)					
Interest income on:						
Debt securities	$ 13	$ 163	$ 176	$ 4	$ 57	$ 61
Loans held for sale	2	(3)	(1)	(4)	8	4
Loans, including fees	(71)	69	(2)	281	1,368	1,649
Interest-bearing deposits in other banks	11	12	23	(245)	327	82
Other earning assets	2	12	14	—	3	3
Total earning assets	(43)	253	210	36	1,763	1,799
Interest expense on:						
Savings	(1)	—	(1)	(3)	—	(3)
Interest-bearing checking	10	103	113	(11)	221	210
Money market	45	270	315	1	534	535
Time deposits	186	103	289	41	275	316
Total interest-bearing deposits	240	476	716	28	1,030	1,058
Federal funds purchased and securities sold under agreements to repurchase	—	(1)	(1)	—	1	1
Short-term borrowings	(55)	—	(55)	95	—	95
Long-term borrowings	59	(6)	53	67	40	107
Total interest-bearing liabilities	244	469	713	190	1,071	1,261
Increase (decrease) in net interest income	$ (287)	$ (216)	$ (503)	$ (154)	$ 692	$ 538

_____

Notes:
- The change in interest not due solely to volume or yield/rate has been allocated to the volume column and yield/rate column in proportion to the relationship of the absolute dollar amounts of the change in each.
- The computation of taxable-equivalent net interest income is based on the statutory federal income tax rate of 21%, adjusted for applicable state income taxes net of the related federal tax benefit.

Annual changes in net interest income are due to changes in the interest rate environment, product pricing, balance sheet mix, and balance sheet growth. Over recent years, changes in the interest rate environment and the impact on product pricing and mix has been the primary contributor to changes in net interest income.

The mix of earning assets can affect the interest rate spread. Regions' primary types of earning assets are loans and investment securities. Certain types of earning assets have historically generated larger spreads; for example, loans typically generate larger spreads than other assets, such as securities or interest-bearing deposits in other banks. Average earning assets in 2024 totaled $137.5 billion, a decrease of $383 million as compared to the prior year, primarily due to a modest decline in loans, net of unearned income, partially offset by growth in debt securities and interest-bearing deposits in other banks. See the "Loans" and "Debt Securities" sections for further details.

The mix of interest-bearing liabilities can also affect the interest spread. Funding for Regions' earning assets comes from interest-bearing and non-interest-bearing sources. As previously discussed, in 2024 the Company continued to experience a remixing of deposits into higher-interest-bearing categories, albeit at a slower pace. Higher balances within these categories contributed to the overall increase in funding costs.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is used to maintain the allowance for loan losses and the reserve for unfunded credit losses at a level that in management's judgment is appropriate to absorb expected credit losses over the contractual life of the loan and credit commitment portfolio at the balance sheet date. During 2024, the provision for credit losses totaled $487 million and net charge-offs were $458 million. This compares to a provision for credit losses of $553 million and net charge-offs of $397 million in 2023.

For further discussion and analysis of the total allowance for credit losses, see the "Allowance for Credit Losses" and "Risk Management" sections found later in this report. See also Note 5 "Allowance for Credit Losses" to the consolidated financial statements.

NON-INTEREST INCOME

Table 3—Non-Interest Income

	Year Ended December 31			Change 2024 vs. 2023	
	2024	**2023**	**2022**	**Amount**	**Percent**
	(Dollars in millions)				
Service charges on deposit accounts	$ 612	$ 592	$ 641	$ 20	3.4 %
Card and ATM fees	467	504	513	(37)	(7.3)%
Capital markets income	348	222	339	126	56.8 %
Investment management and trust fee income	338	313	297	25	8.0 %
Mortgage income	146	109	156	37	33.9 %
Investment services fee income	157	138	122	19	13.8 %
Commercial credit fee income	111	105	96	6	5.7 %
Bank-owned life insurance	102	78	62	24	30.8 %
Market valuation adjustments on employee benefit assets	25	15	(45)	10	66.7 %
Insurance proceeds [1]	—	—	50	—	NM
Securities gains (losses), net	(208)	(5)	(1)	(203)	NM
Other miscellaneous income	167	185	199	(18)	(9.7)%
	$ 2,265	$ 2,256	$ 2,429	$ 9	0.4 %

———
NM- Not meaningful.
(1) In the third quarter of 2022, the Company settled a previously disclosed matter with the CFPB. The Company received an insurance reimbursement in the fourth quarter of 2022 related to the settlement.

Service Charges on Deposit Accounts

Service charges on deposit accounts include overdraft fees, treasury management fees and other customer transaction-related service charges. Service charges increased modestly in 2024 compared to 2023, driven by an increase in fees from treasury management services. Partially offsetting the increase was a decline in overdraft fees as a result of recent overdraft-related policy enhancements.

On October 25, 2023, the Federal Reserve issued a proposal for public comment that, if finalized, would lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. Under the proposed rule the maximum interchange fee would be subject to adjustments every other year based upon issuer cost data. The Company is studying the proposal and evaluating its impact.

On December 12, 2024, the CFPB adopted a final rule that caps overdraft fees in line with a benchmark fee of $5 or an amount that covers an institution's costs and losses using a standard set forth in the rules. Alternatively, an institution can charge higher overdraft fees by complying with the standard regulatory requirements governing other loans, including credit cards. The final rule is currently scheduled to take effect on October 1, 2025. However, under the presidential memorandum entitled "Regulatory Freeze Pending Review," rules with future effective dates may be re-evaluated. Therefore, though the Company will continue to monitor and evaluate potential impact, the nature and timing of future developments that may potentially impact this or other CFPB rules and proposals cannot be predicted.

Card and ATM Fees

Card and ATM fees include the combined amounts of credit card/bank card income and debit card and ATM related revenue. Card and ATM fees decreased in 2024 compared to 2023, driven by credit card rewards liability adjustments combined with higher trending rewards utilization, as well as a decline in foreign ATM revenue due to elimination of balance inquiry fees in February 2024.

Capital Markets Income

Capital markets income primarily relates to capital raising activities that include securities underwriting and placement, loan syndication, as well as foreign exchange, derivatives, merger and acquisition and other advisory services. Capital markets income increased in 2024 compared to 2023, impacted by a benefit from less negative credit/debit valuation adjustments due to rate and spread movements. Additionally, all other categories of capital markets income were higher year-over-year due to increased transaction volume and deal activity.

Mortgage Income

Mortgage income is generated through the origination and servicing of residential mortgage loans for long-term investors and sales of residential mortgage loans in the secondary market. The increase in mortgage income in 2024 compared to 2023 was due primarily to an increase in servicing income due to bulk purchases of the rights to service $6.2 billion of residential mortgage loans in the third quarter of 2023 and $8 billion of residential mortgage loans at the end of the first quarter of 2024 and an increase in mortgage production and margins sold to the agencies. These increases were offset by a reduction in the valuation of MSRs and related hedges.

Investment Services Fee Income

Investment services fee income represents income earned from investment advisory services. Investment services fee income increased in 2024 compared to 2023 due to strong advisor production.

Bank-owned Life Insurance

Bank-owned life insurance income primarily represents income earned from the appreciation of the cash surrender value of insurance contracts held and the proceeds of insurance benefits. Bank-owned life insurance income increased during 2024 compared to 2023 driven primarily by increased claim volume.

Market Value Adjustments on Employee Benefit Assets

Market value adjustments on employee benefit assets are the reflection of market value variations related to assets held for certain employee benefits. The adjustments are offset in salaries and benefits and other non-interest expense.

Securities Gains (Losses), Net

Net securities gains (losses) primarily result from the Company's asset/liability and capital management processes. In 2024, the Company sold debt securities and reinvested the proceeds at higher current market yields, incurring $205 million in total pre-tax losses. See Table 5 "Debt Securities" for more information. An additional $3 million in losses was incurred associated with the sale of certain employee benefit assets.

Table 4—Non-Interest Expense

	Year Ended December 31			Change 2024 vs 2023	
	2024	**2023**	**2022**	**Amount**	**Percent**
	(Dollars in millions)				
Salaries and employee benefits	$ 2,529	$ 2,416	$ 2,318	$ 113	4.7 %
Equipment and software expense	406	412	392	(6)	(1.5)%
Net occupancy expense	278	289	300	(11)	(3.8)%
Outside services	162	163	157	(1)	(0.6)%
Marketing	110	110	102	—	— %
Professional, legal and regulatory expenses	94	85	263	9	10.6 %
Credit/checkcard expenses	59	60	66	(1)	(1.7)%
FDIC insurance assessments	109	228	61	(119)	(52.2)%
Visa class B shares expense	32	28	24	4	14.3 %
Operational losses	95	212	56	(117)	(55.2)%
Early extinguishment of debt	—	(4)	—	4	100.0 %
Branch consolidation, property and equipment charges	3	7	3	(4)	(57.1)%
Other miscellaneous expenses	365	410	326	(45)	(11.0)%
	$ 4,242	$ 4,416	$ 4,068	$ (174)	(3.9)%

Salaries and Employee Benefits

Salaries and employee benefits consist of salaries, incentive compensation, long-term incentives, payroll taxes, and other employee benefits such as 401(k), pension, and medical, life and disability insurance, as well as, expenses from liabilities held for employee benefit purposes. Salaries and employee benefits increased in 2024 compared to 2023 primarily due to an increase in incentives, base salaries, and benefits expenses. Salaries and employee benefits were also impacted by an increase in market valuation adjustments on employee benefit assets that are offset in non-interest income. Full-time equivalent headcount decreased to 19,644 at December 31, 2024 from 20,101 at December 31, 2023.

Professional, Legal and Regulatory Expenses

Professional, legal, and regulatory expenses consist of amounts related to legal, consulting, other professional fees and regulatory charges. Professional, legal and regulatory expenses increased in 2024 compared to 2023 due to accruals for legal and regulatory matters in the first quarter of 2024, partially offset by lower other professional fees.

FDIC Insurance Assessments

FDIC insurance assessments decreased in 2024 compared to 2023 primarily resulting from the special assessment that was initially recorded in 2023.

Federal law requires that any losses to the FDIC's DIF related to the protection of uninsured depositors under the Systemic Risk Exception be repaid by a special assessment on IDIs. In the fourth quarter of 2023, the FDIC finalized a special assessment related to the two March 2023 bank failures, which was required to be recognized as the accrual of a liability and related expense in the fourth quarter of 2023 of $119 million. In late February 2024, the FDIC published revised loss estimates related to the failures, increasing the estimated loss to the DIF. Based on updated information provided by the FDIC, Regions increased the special assessment accrual during 2024 by $16 million. The total special assessment is to be paid in ten quarterly installments that began with the invoice for the first quarter of 2024 (received in June 2024) and are deductible for income taxes.

In addition to the reduction in accruals for the special assessment, favorability in the base assessment which was driven by higher levels of unsecured debt and cash as well as lower exposures in higher risk assets, further drove the year-over-year decrease in FDIC insurance assessments.

Operational Losses

Operational losses include losses related to fraud, execution, delivery and process management, and damage to physical assets. Operational losses decreased in 2024 compared to 2023 primarily due to check fraud that occurred in the second and third quarters of 2023.

Other Miscellaneous Expenses

Other miscellaneous expenses include expenses related to communications, postage, supplies, certain credit-related costs, foreclosed property expenses, mortgage repurchase costs, and other costs (benefits) related to employee benefit plans. Other miscellaneous expenses decreased in 2024 compared to 2023 due primarily to lower pension related costs and a reduction for a contingent reserve release in the second quarter of 2024 related to a prior acquisition.

INCOME TAXES

The Company's income tax expense for the year ended December 31, 2024 was $461 million compared to $533 million in 2023, resulting in effective tax rates of 19.6% and 20.5%, respectively. The decrease in the effective tax rate for 2024 was primarily due to lower pre-tax income in 2024 as compared to 2023, causing tax preferential items to have a more favorable impact to the effective tax rate.

The effective tax rate is affected by many factors including, but not limited to, the level of pre-tax income, the mix of income between various tax jurisdictions with differing tax rates, enacted tax legislation, net tax benefits related to affordable housing investments, bank-owned life insurance income, tax-exempt interest and nondeductible expenses. In addition, the effective tax rate is affected by items that may occur in any given period but are not consistent from period-to-period, such as the termination of certain leveraged leases, share-based payments, valuation allowance changes and changes to UTBs. Accordingly, the comparability of the effective tax rate between periods may be impacted.

At December 31, 2024, the Company reported a net deferred tax asset of $775 million compared to $741 million at December 31, 2023.

See Note 1 "Summary of Significant Accounting Policies" and Note 19 "Income Taxes" to the consolidated financial statements for additional information about income taxes.

BALANCE SHEET ANALYSIS

The following sections provide expanded discussion of significant changes in certain line items in asset, liability, and shareholders' equity categories.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased approximately $3.9 billion from $6.8 billion at December 31, 2023 to $10.7 billion at December 31, 2024 resulting from an increase in cash balances on deposit with the Federal Reserve Bank driven primarily by FHLB advances utilized in 2024. Cash balances were also impacted by a decline in loans. See the "Loans", "Liquidity" and "Borrowed Funds" sections for more information.

DEBT SECURITIES

The following table details the carrying values of debt securities, including both held to maturity and available for sale, as of December 31:

Table 5—Debt Securities

	2024	2023
	(In millions)	
U.S. Treasury securities	$ 2,003	$ 1,223
Federal agency securities	444	1,043
Obligations of states and political subdivisions	2	2
Mortgage-backed securities:		
Residential agency	22,865	17,611
Commercial agency	4,597	7,822
Commercial non-agency	82	83
Corporate and other debt securities	658	1,074
	$ 30,651	$ 28,858

Debt securities, which comprise approximately 22 percent of earning assets, are an important tool used to manage interest rate sensitivity and provide a primary source of liquidity for the Company, as much of the portfolio is highly liquid. Additionally, some of the securities portfolio is eligible to be used as collateral for funding of various types of borrowings. See the "Liquidity" section for more information on these arrangements. Also see the "Market Risk-Interest Rate Risk" section for more information.

Debt securities held to maturity constituted approximately 14 percent of the securities portfolio at December 31, 2024. The Company reclassified securities with an amortized cost, excluding items recognized in OCI, of $2.5 billion and $2.0 billion, in the third and fourth quarters of 2024, respectively, from available for sale into held to maturity to reduce the volatility in AOCI in preparation for expected, upcoming changes to regulatory guidance as discussed in the "Regulatory Requirements" section. See also Note 3 "Debt Securities" for additional information.

Debt securities available for sale, constituted approximately 86 percent of the securities portfolio at December 31, 2024. Regions maintains a highly-rated securities portfolio consisting primarily of agency MBS. Regions' investment policy emphasizes credit quality and liquidity. Debt securities backed by the U.S. Government and government sponsored agencies, both on a direct and indirect basis, represented approximately 98 percent of the investment portfolio at December 31, 2024. All other debt securities rated below AAA, not backed by the U.S. Government or government sponsored agencies, or which are not rated represented approximately 2 percent of total debt securities at December 31, 2024.

Debt securities increased $1.8 billion from December 31, 2023 to December 31, 2024 as the Company purchased $750 million of residential agency MBS securities with proceeds from a debt issuance in the second quarter of 2024 and an additional $1.0 billion of residential agency MBS securities and U.S Treasury securities with proceeds from a debt issuance in the third quarter of 2024 (see Note 11 "Borrowed Funds"). Additionally, four distinct securities repositioning transactions occurred during 2024 involving the sale of mostly shorter-duration commercial agency MBS and replacement with residential agency MBS with favorable prepayment profiles. The intent was to maintain the securities portfolio duration that would otherwise shorten naturally. Proceeds from the sales were reinvested at higher market yields. Through these transactions, in 2024, the Company sold approximately $4.3 billion of debt securities available for sale and realized approximately $205 million in pre-tax losses.

The average life of the debt securities portfolio at December 31, 2024 was estimated to be 6.1 years, with a duration of approximately 4.5 years. These metrics compare with an estimated average life of 5.5 years and a duration of approximately 4.5 years for the portfolio at December 31, 2023.

Table 6 "Relative Contractual Maturities" details the contractual maturities of debt securities, including held to maturity and available for sale, and the related weighted-average yields.

Table 6— Relative Contractual Maturities

	Debt Securities Maturing as of December 31, 2024				
	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Total
	(Dollars in millions)				
U.S. Treasury securities	$ 131	$ 1,495	$ 372	$ 5	$ 2,003
Federal agency securities	—	—	330	114	444
Obligations of states and political subdivisions	—	—	—	2	2
Mortgage-backed securities:					
Residential agency	6	75	859	21,925	22,865
Commercial agency	247	2,293	1,841	216	4,597
Commercial non-agency	—	—	—	82	82
Corporate and other debt securities	196	436	24	2	658
	$ 580	$ 4,299	$ 3,426	$ 22,346	$ 30,651
Weighted-average yield [1]	2.20 %	2.76 %	3.30 %	3.13 %	3.08 %

_____

(1) The weighted-average yields are calculated on the basis of the yield to maturity based on the carrying value of each debt security. The yields presented in Table 1 are calculated based on the amortized cost of each debt security and yields earned throughout each year. Yields are calculated based on whole dollar amounts.

LOANS HELD FOR SALE

The following table presents Regions' loans held for sale by type at December 31:

Table 7—Loans Held for Sale

	2024	2023
	(In millions)	
Commercial	$ 372	$ 208
Residential first mortgage	222	184
Consumer and other performing	—	5
Non-performing	—	3
	$ 594	$ 400

Commercial loans held for sale include commercial mortgage loans originated for sale to third parties and commercial loans originally recorded as held for investment when management has the intent to sell. Levels of commercial loans held for sale fluctuate based on timing of sale to third parties. The levels of residential first mortgage loans held for sale that are part of the Company's mortgage originations fluctuate depending on the timing of origination and sale to third parties.

LOANS

GENERAL

Loans, net of unearned income, represented 70 percent of interest-earning assets as of December 31, 2024 compared to 74 percent as of December 31, 2023. Lending at Regions is generally organized along three portfolio segments: commercial loans (including commercial and industrial, and owner-occupied commercial real estate mortgage and construction loans), investor real estate loans (commercial real estate mortgage and construction loans) and consumer loans (residential first mortgage, home equity lines and loans, consumer credit card, other consumer—exit portfolios, and other consumer loans).

The following table illustrates a year-over-year comparison of loans, net of unearned income, by portfolio segment and class as of December 31:

Table 8—Loan Portfolio

	2024	2023
	(In millions, net of unearned income)	
Commercial and industrial	$ 49,671	$ 50,865
Commercial real estate mortgage—owner-occupied	4,841	4,887
Commercial real estate construction—owner-occupied	333	281
Total commercial	54,845	56,033
Commercial investor real estate mortgage	6,567	6,605
Commercial investor real estate construction	2,143	2,245
Total investor real estate	8,710	8,850
Residential first mortgage	20,094	20,207
Home equity lines	3,150	3,221
Home equity loans	2,390	2,439
Consumer credit card	1,445	1,341
Other consumer—exit portfolios	4	43
Other consumer	6,089	6,245
Total consumer	33,172	33,496
	$ 96,727	$ 98,379

The following table details the contractual maturities for loans as of December 31, 2024. In instances of contractual deferral, the new contractual maturity is used to determine maturity as outlined in the allowance section of Note 1 "Summary of Significant Accounting Policies".

Table 9— Loan Maturities

	Loans Maturing as of December 31, 2024				
	Within One Year	After One But Within Five Years	After Five But Within 15 Years	After 15 Years	Total
	(In millions)				
Commercial and industrial	$ 10,198	$ 31,814	$ 6,450	$ 1,209	$ 49,671
Commercial real estate mortgage—owner-occupied	332	1,817	2,534	158	4,841
Commercial real estate construction—owner-occupied	17	94	159	63	333
Total commercial	10,547	33,725	9,143	1,430	54,845
Commercial investor real estate mortgage	3,487	2,963	117	—	6,567
Commercial investor real estate construction	300	1,842	1	—	2,143
Total investor real estate	3,787	4,805	118	—	8,710
Residential first mortgage	11	227	2,552	17,304	20,094
Home equity lines	142	1,278	1,714	16	3,150
Home equity loans	6	197	1,453	734	2,390
Consumer credit card	1,445	—	—	—	1,445
Other consumer—exit portfolios	2	2	—	—	4
Other consumer	160	830	1,994	3,105	6,089
Total consumer	1,766	2,534	7,713	21,159	33,172
	$ 16,100	$ 41,064	$ 16,974	$ 22,589	$ 96,727

The following table shows the distribution of those loans with maturities greater than one year between predetermined and variable interest rate loans as of December 31, 2024.

Table 10- Loan Distribution by Rate Type

	Predetermined Rate	Variable Rate [1]
	(In millions)	
Commercial and industrial	$ 13,397	$ 26,076
Commercial real estate mortgage—owner-occupied	2,660	1,849
Commercial real estate construction—owner-occupied	155	161
Total commercial	16,212	28,086
Commercial investor real estate mortgage	206	2,874
Commercial investor real estate construction	1	1,842
Total investor real estate	207	4,716
Residential first mortgage	17,722	2,361
Home equity lines	—	3,008
Home equity loans	2,384	—
Other consumer—exit portfolios	2	—
Other consumer	5,675	254
Total consumer	25,783	5,623
	$ 42,202	$ 38,425

_____

(1) The lending reported in variable rate disclosure is based upon the rate in the underlying lending agreements. For some lending arrangements, Regions enters into interest rate swap and floor agreements to manage overall cash flow changes related to interest rate risk exposure on variable rate loans. The agreements effectively modify the Company's exposure to interest rate risk by utilizing receive fixed/pay variable interest rate swaps and interest rate floors. The impact of hedging is not considered within this disclosure.

PORTFOLIO CHARACTERISTICS

Loans, net of unearned income, decreased $1.7 billion year over year, primarily due to decreases in the commercial and industrial portfolio class. Regions manages loan growth with a focus on risk management and risk-adjusted return on capital.

The following sections describe the composition of the portfolio segments and classes disclosed in Table 9, explain changes in balances from year-end 2023 and highlight the related risk characteristics. Regions believes that its loan portfolio is well diversified by product, client, and geography throughout its footprint. However, the loan portfolio may be exposed to certain concentrations of credit risk which exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries, and certain loan products. See Note 4 "Loans" and Note 5 "Allowance for Credit Losses" to the consolidated financial statements for additional discussion.

Commercial

The commercial portfolio segment includes commercial and industrial loans for use in customers' normal business operations to finance working capital needs, equipment purchases, expansion projects and acquisitions. Regions' commercial loans generally mature within a five-year period with applicable amortization based on the underlying collateral or financing purpose. Typical loan structures consist of revolving and non-revolving lines of credit, amortizing term loans, guidance facilities, and single-pay loans, further tailored to meet the specific needs of the customer. These loans frequently have a covenant package combination inclusive of applicable debt service coverage, leverage, and liquidity measurements.

Underwriting of commercial loans includes the assessment of the financial performance and profile, management experience and capability, industry position and outlook, the applicability of the transactional structure, as well as the repayment enhancement provided by collateral, guarantees, and ownership or sponsorship. Any forward view of operating performance is tested against applicable stressors that may include revenue decline, margin compression, and interest rate hikes.

Commercial and industrial loans decreased $1.2 billion since year-end 2023, due to lower line of credit utilization and loans refinanced off the Company's balance sheet through the debt capital markets. Throughout 2024, the decline in commercial and industrial loans was broad-based as shown in Table 11.

The commercial portfolio also includes owner-occupied commercial real estate mortgage loans to operating businesses, which are loans for long-term financing on real estate assets, and are repaid by cash generated by business operations. Owner-occupied commercial real estate construction loans are made to commercial businesses for the development of land or construction of a building where the repayment is derived from revenues generated from the business of the borrower. These owner-occupied real estate and real estate construction loans generally mature within a 10 year period and with amortization periods reflecting the longer life of the underlying collateral. Typical structure is an amortizing term loan, though construction loans are short-term, monitored, non-revolving draw facilities. These loans frequently have a covenant package combination

consistent with the underwriting of commercial loans, inclusive of applicable debt service coverage, leverage, and liquidity measurements.

Underwriting for owner-occupied real estate and real estate construction loans is consistent with the underwriting of commercial loans, with particular attention to the enhancement provided by the underlying real estate collateral.

Real estate appraisals, for both commercial and IRE loans, are performed in accordance with regulatory guidelines. In some cases, reports from automated valuation services are used or internal evaluations are performed. An appraisal is ordered and reviewed prior to loan closing, and a new appraisal or evaluation is generally ordered when market conditions indicate a potential decline in the value of the collateral, or when the loan is either modified, renewed, or deteriorates to a certain level of credit weaknesses.

Over half of the Company's total loans are included in the commercial portfolio segment. These balances are spread across numerous industries, as noted in Table 11. The Company manages the related risks to this portfolio by setting certain lending limits for each significant industry.

Investor Real Estate

Loans for real estate development are repaid through cash flows related to the operation, sale or refinance of the property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. A portion of Regions' IRE portfolio segment consists of loans secured by residential product types (land, single-family and condominium loans) within Regions' markets. Additionally, this category includes loans made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers. Total IRE loans decreased $140 million in comparison to year-end 2023 balances.

IRE loans generally mature within a three-to-seven-year period and consist of full, partial, and non-recourse guarantee structures. Typical term loan structures include annually testing operating covenants that require loan rebalancing based on minimum debt service coverage, debt yield, and/or LTV tests. Construction and land development loans generally mature in 12 to 24 months for acquisition and development, to 42 to 60 months for construction and contain full or partial recourse guarantee structures with 12 to 24 month extension options or roll-to-permanent financing options that often result in term loans.

Underwriting on IRE properties is based on the economic viability of the project with significant consideration given to the creditworthiness and experience of the sponsor, who is responsible for managing the property. The Company generally requires that the owner, who provides the capital to purchase the property, infuse their equity prior to any advances. Re-margining requirements (e.g., required equity infusions upon a decline in value or cash flow of the collateral) are often included in the loan agreement along with required guarantees of the sponsor.

The following tables provide detail of Regions' commercial and IRE lending balances in selected industries as of December 31.

Table 11—Commercial and Investor Real Estate Industry Exposure

	2024			
	Loans	Unfunded Commitments	Total Exposure	Percent of Balance
	(In millions)			
Commercial:				
Administrative, support, waste and repair	$ 1,306	$ 751	$ 2,057	2.0 %
Agriculture	211	142	353	0.3 %
Educational services	3,229	875	4,104	4.0 %
Energy	1,322	3,484	4,806	4.7 %
Financial services	8,463	9,308	17,771	17.4 %
Government and public sector	3,121	437	3,558	3.5 %
Healthcare	3,338	2,480	5,818	5.7 %
Information	2,186	1,115	3,301	3.2 %
Manufacturing	5,037	5,138	10,175	9.9 %
Professional, scientific and technical services	1,970	1,736	3,706	3.6 %
Real estate (1)	8,857	9,110	17,967	17.6 %
Religious, leisure, personal and non-profit services	1,579	852	2,431	2.4 %
Restaurant, accommodation and lodging	1,285	216	1,501	1.5 %
Retail trade	2,604	1,908	4,512	4.4 %
Transportation and warehousing	3,655	1,645	5,300	5.2 %
Utilities	2,329	3,223	5,552	5.4 %
Wholesale goods	4,232	3,371	7,603	7.4 %
Other (2)	121	1,677	1,798	1.8 %
Total commercial	$ 54,845	$ 47,468	$ 102,313	100 %
Investor real estate:				
Hotel	$ 188	$ 18	$ 206	1.8 %
Industrial	808	160	968	8.5 %
Land	74	49	123	1.1 %
Multi-family	3,834	1,417	5,251	46.2 %
Office	1,325	34	1,359	12.0 %
Retail	314	2	316	2.8 %
Single-family/condo	668	467	1,135	10.0 %
Data center	215	32	247	2.2 %
Self storage	16	1	17	0.1 %
Other (2)	1,268	482	1,750	15.3 %
Total investor real estate	$ 8,710	$ 2,662	$ 11,372	100 %

	2023 [3]			
	Loans	Unfunded Commitments	Total Exposure	Percent of Balance
	(In millions)			
Commercial:				
Administrative, support, waste and repair	$ 1,461	$ 916	$ 2,377	2.3 %
Agriculture	239	208	447	0.4 %
Educational services	3,502	827	4,329	4.2 %
Energy	1,484	3,349	4,833	4.7 %
Financial services	7,562	8,428	15,990	15.5 %
Government and public sector	3,161	414	3,575	3.5 %
Healthcare	3,216	2,478	5,694	5.5 %
Information	2,791	1,250	4,041	3.9 %
Manufacturing	4,789	5,122	9,911	9.6 %
Professional, scientific and technical services	2,328	1,799	4,127	4.0 %
Real estate [1]	9,166	9,219	18,385	17.8 %
Religious, leisure, personal and non-profit services	1,562	630	2,192	2.1 %
Restaurant, accommodation and lodging	1,408	289	1,697	1.7 %
Retail trade	2,764	2,327	5,091	4.9 %
Transportation and warehousing	3,486	1,858	5,344	5.2 %
Utilities	3,044	2,732	5,776	5.6 %
Wholesale goods	4,006	3,768	7,774	7.5 %
Other [2]	64	1,511	1,575	1.6 %
Total commercial	$ 56,033	$ 47,125	$ 103,158	100 %
Investor real estate:				
Hotel	$ 218	$ 5	$ 223	1.8 %
Industrial	740	141	881	7.1 %
Land	109	38	147	1.2 %
Multi-family	3,483	2,103	5,586	45.3 %
Office	1,426	64	1,490	12.1 %
Retail	340	4	344	2.8 %
Single-family/condo	698	591	1,289	10.4 %
Data center	321	12	333	2.7 %
Self storage	16	3	19	0.2 %
Other [2]	1,499	531	2,030	16.4 %
Total investor real estate	$ 8,850	$ 3,492	$ 12,342	100 %

_____

(1) "Real estate" includes REITs, which are unsecured commercial and industrial products that are real estate related. This portfolio is well diversified, generally has low leverage with strong access to liquidity, and the REITs included in this portfolio are primarily investment or near investment grade.

(2) "Other" contains balances related to non-classifiable and invalid business industry codes offset by payments in process and fee accounts that are not available at the loan level.

(3) As customers' businesses evolve (e.g. up or down the vertical manufacturing chain), Regions may need to change the assigned business industry code used to define the customer relationship. When these changes occur, Regions does not recast the customer history for prior periods into the new classification because the business industry code used in the prior period was deemed appropriate. As a result, year over year changes may be impacted.

The Company's total non-owner-occupied commercial real estate lending consists of both unsecured commercial and industrial loans that are real estate related (including REITs) and investor real estate loans and are considered to be well diversified across property types. The following table provides detail of these loans:

Table 12— Unsecured Commercial Real Estate and Investor Real Estate Exposure

| | December 31, 2024 | |
	Loan Balance	Percent of Total [1]
	(In millions)	
Residential homebuilders	$ 1,081	7.1 %
Apartments	4,371	28.6 %
Industrial	2,287	15.0 %
Data center	332	2.2 %
Diversified	1,740	11.4 %
Business offices	1,473	9.6 %
Residential land	55	0.4 %
Retail	1,458	9.5 %
Healthcare	1,129	7.4 %
Hotel	785	5.1 %
Commercial land	19	0.1 %
Self Storage	296	1.9 %
Other	260	1.7 %
Total [2]	$ 15,286	100 %

(1) Amounts calculated based on whole dollar values.
(2) Owner-occupied commercial real estate is not included as the principal source of repayment is individual businesses, which more closely aligns with the commercial portfolio credit performance.

Portfolios that are experiencing higher risk due to conditions such as inflationary pressures, higher interest rates, and adverse underlying market fundamentals resulting in rising vacancies and reductions in net effective rents are identified as portfolios of interest. These portfolios have an increased focus through credit management and monitoring in order to accurately capture risk and enhance strategies for positive resolutions. Included within Table 11 above, the business offices, senior housing (included within healthcare), and trucking (including within transportation and warehousing) portfolios are considered by Regions to be portfolios of interest. The multi-family portfolio that was previously identified as a portfolio of interest was removed in the fourth quarter of 2024 as Regions does not expect near term losses nor has there been a significant amount of downward migration to non-performing status. Recent and potential future interest rate cuts should ease pressure on borrowers across the entire loan portfolio. See Table 13 below for more details on these portfolios, as well as the allowance discussion following Table 16.

Table 13—Portfolios of Interest

| | As of and for the Twelve Months Ended December 31, 2024 | | |
	Office [1]	Senior Housing [2]	Trucking [3]
	(Dollars in millions)		
Commitments	$ 1,546	$ 1,215	$ 1,941
Loan balance	$ 1,473	$ 1,077	$ 1,514
Loan balance as a percent of total loans	1.5 %	1.1 %	1.6 %
Non-performing loans	$ 241	$ 114	$ 105
Charge-offs	$ 32	$ 10	$ 35
Related allowance for credit losses to loans	7.5 %	3.7 %	5.4 %

(1) Approximately 89 percent of the office portfolio was secured, with approximately 60 percent of secured balances located in the South region of the U.S, of which 90% were Class A properties. Additionally, the IRE office portfolio had a weighted-average LTV of approximately 69 percent at December 31, 2024, based upon appraisal at origination or most recent received, and a stressed weighted-average LTV of approximately 85 percent as of January 7, 2025, based upon GreenStreet's Commercial Property Price Index. No new loan originations are being contemplated in this portfolio.
(2) Senior housing herein represents the CRE portfolio and excludes approximately $147 million in non-real estate commercial loans in the senior housing sector. Client activity in senior housing has been limited for several years as the portfolio has recovered from the vacancy rate lows of 2020-2021, but signs of improvement have been observed with expected improvements continuing in 2025.
(3) Considered a portfolio of interest as trucking companies have been working through one of the most prolonged downturns in the U.S. domestic freight market, recent measures of freight demand remained mostly positive. While there is optimism for the industry, the recovery in 2025 is expected to be gradual. Regions' strategy remains primarily centered around larger, existing clients and slowing originations of smaller trucking deals at this point in the cycle.

Residential First Mortgage

Residential first mortgage loans represent loans to consumers to finance a residence. These loans are typically financed over a 15 to 30 year term and, in most cases, are extended to borrowers to finance their primary residence. Total residential first mortgage loans decreased $113 million in comparison to year-end 2023 balances.

Home Equity Lines

Home equity lines are secured by a first or second mortgage on the borrower's residence and allow customers to borrow against the equity in their homes. Home equity lines decreased $71 million in comparison to year-end 2023 balances, as payoffs and paydowns continue to outpace production. Substantially all of this portfolio was originated through Regions' branch network.

Beginning in December 2016, new home equity lines of credit have a 10-year draw period and a 20-year repayment term. During the 10-year draw period customers do not have an interest-only payment option, except on a very limited basis. From May 2009 to December 2016, home equity lines of credit had a 10-year draw period and a 10-year repayment term. Prior to May 2009, the predominant structure was a 20-year draw period with a balloon payment upon maturity. The term "balloon payment" means there are no principal payments required until the balloon payment is due for interest-only lines of credit.

The following table presents information regarding the future principal payment reset dates for the Company's home equity lines of credit as of December 31, 2024. The balances presented are based on maturity date for lines with a balloon payment and draw period expiration date for lines that convert to a repayment period.

Table 14—Home Equity Lines of Credit - Future Principal Payment Resets

	First Lien	% of Total	Second Lien	% of Total	Total
			(Dollars in millions)		
2025	$ 78	2.47 %	$ 73	2.33 %	$ 151
2026	102	3.23 %	106	3.37 %	208
2027	253	8.04 %	214	6.79 %	467
2028	248	7.86 %	160	5.11 %	408
2029	106	3.36 %	77	2.44 %	183
2030-2034	600	19.06 %	1,029	32.65 %	1,629
2035-2039	4	0.13 %	4	0.12 %	8
Thereafter	7	0.22 %	6	0.18 %	13
Revolving Loans Converted to Amortizing	50	1.60 %	33	1.04 %	83
Total	$ 1,448	45.97 %	$ 1,702	54.03 %	$ 3,150

Home Equity Loans

Home equity loans are also secured by a first or second mortgage on the borrower's residence, are primarily originated as amortizing loans, and allow customers to borrow against the equity in their homes. Substantially all of this portfolio was originated through Regions' branch network.

Consumer Credit Quality Data

The Company calculates an estimate of the current value of property secured as collateral for both residential first mortgage and home equity lending products ("current LTV"). The estimate is based on home price indices compiled by a third party that is updated typically every three months. The third party data indicates trends for MSAs. Regions uses the third party valuation trends from the MSAs in the Company's footprint in its estimate. The trend data is applied to the loan portfolios taking into account the age of the most recent valuation and geographic area.

The following table presents current LTV data for components of the residential first mortgage, home equity lines and home equity loans classes of the consumer portfolio segment. Current LTV data for some loans in the portfolio is not available due to mergers and systems integrations. The amounts in the table represent the entire loan balance. For purposes of the table below, if the loan balance exceeds the current estimated collateral the entire balance is included in the "Above 100%" category, regardless of the amount of collateral available to partially offset the shortfall.

Table 15—Estimated Current Loan to Value Ranges

	December 31, 2024				
	Residential First Mortgage	Home Equity Lines of Credit		Home Equity Loans	
		1st Lien	2nd Lien	1st Lien	2nd Lien
		(In millions)			
Estimated current LTV:					
Above 100%	$ 63	$ 2	$ —	$ 1	$ —
Above 80% - 100%	1,799	2	3	9	11
80% and below	17,898	1,430	1,687	1,883	484
Data not available	334	14	12	2	—
	$ 20,094	$ 1,448	$ 1,702	$ 1,895	$ 495

	December 31, 2023				
	Residential First Mortgage	Home Equity Lines of Credit		Home Equity Loans	
		1st Lien	2nd Lien	1st Lien	2nd Lien
		(In millions)			
Estimated current LTV:					
Above 100%	$ 57	$ 2	$ —	$ 2	$ —
Above 80% - 100%	1,822	3	2	5	7
80% and below	17,981	1,567	1,619	2,055	365
Data not available	347	15	13	5	—
	$ 20,207	$ 1,587	$ 1,634	$ 2,067	$ 372

Consumer Credit Card

Consumer credit card lending represents primarily open-ended variable interest rate consumer credit card loans. Consumer credit card increased $104 million from year-end 2023 driven by both active account and balance per account growth.

Other Consumer—Exit Portfolios

Exit portfolios primarily include lending initiatives through third parties consisting of loans made through automotive dealerships. Regions ceased originating new loans related to these businesses prior to 2020 and therefore the portfolio balances have been in run-off.

Other Consumer

Other consumer loans primarily include indirect and direct consumer loans, overdrafts and other revolving loans. Other consumer loans decreased $156 million from year-end 2023 driven by a decline in certain direct lending channels and a slight decline in consumer home improvement lending.

Regions considers factors such as periodic updates of FICO scores, accrual status, days past due status, unemployment rates, home prices, and geography as credit quality indicators for the consumer loan portfolio. FICO scores are obtained at origination and refreshed FICO scores are obtained by the Company quarterly for most consumer loans. For more information on credit quality indicators refer to Note 5 "Allowance for Credit Losses".

ALLOWANCE

The allowance represents management's best estimate of expected losses over the life of the loan portfolio and consists of two components: the allowance for loan losses and the reserve for unfunded credit commitments. Unfunded credit commitments includes items such as letters of credit, financial guarantees and binding unfunded loan commitments. The allowance totaled $1.7 billion at December 31, 2024, September 30, 2024 and December 31, 2023, which represents management's best estimate of expected losses over the life of the loan and credit commitment portfolios.

Regions' quarterly allowance estimation process utilizes loss forecasting models for pooled loans, specific reserves for significant individually evaluated non-performing loans, and qualitative adjustments for items not captured by the models including specific adjustments and general imprecision. Key inputs to Regions' loss forecasting models include, but are not limited to, loan risk ratings (commercial and investor real estate loans), maturity date, days past due and FICO scores (consumer loans), collateral values securing loans, and Regions' internally prepared economic forecast. Changes in any of these factors, assumptions, or the availability of new information, could require the allowance to be adjusted in future periods, perhaps materially. Outputs from the loss forecasting models, in combination with Regions' qualitative framework and other analyses, inform management in its estimation of Regions' expected credit losses to ensure the overall allowance estimate is appropriate from both a bottom-up and top-down perspective. Actual losses could vary, perhaps materially, from management's estimates. See Note 1 "Summary of Significant Accounting Policies" for more information.

The December 31, 2024 allowance was flat compared to September 30, 2024. The stable allowance resulted from increases in specific reserves driven by non-performing loans in portfolios of interest, offset by decreases due to moderate improvement in the economic forecast and decreases in qualitative adjustments as more of the portfolio risk was captured in the forecasting models and specific reserves. The following sections provide additional details on the key components of the allowance.

Base economic forecast

In deriving any forecast, Regions benchmarks its internal forecast with external forecasts and external data available. Regions' December 2024 baseline forecast was stable compared to the September 2024 forecast. While job and wage growth are slowing, growth in labor earnings is expected to continue to outpace inflation. Global uncertainty and soft growth have acted as a headwind for manufacturing and business capital spending has been somewhat limited, but the Company expects faster growth in the back half of 2025. Core inflation is expected to slow further but remain above the FOMC's 2.0 percent target rate through 2025. The risks to the base economic forecast are considered to be balanced. See the Economic Environment in Regions' Banking Markets discussion in the "Executive Overview" section for additional information.

Table 16 below reflects a range of macroeconomic factors utilized in the base economic forecast over the two-year R&S forecast period as of December 31, 2024. The unemployment rate is the most significant macroeconomic factor among the allowance models and is expected to remain relatively consistent over the forecast period.

Table 16— Macroeconomic Factors in the Forecast

| | Pre-R&S Period | Base R&S Forecast | | | | | | | |
| | | December 31, 2024 | | | | | | | |
	4Q2024	1Q2025	2Q2025	3Q2025	4Q2025	1Q2026	2Q2026	3Q2026	4Q2026
Unemployment rate	4.2 %	4.2 %	4.3 %	4.3 %	4.2 %	4.1 %	4.1 %	4.0 %	3.9 %
Real GDP, annualized % change	2.5 %	2.2 %	2.0 %	2.3 %	2.2 %	1.9 %	2.0 %	1.9 %	1.9 %
HPI, year-over-year % change	3.1 %	2.6 %	2.4 %	1.8 %	1.4 %	1.5 %	1.7 %	1.9 %	2.2 %
CPI, year-over-year % change	2.6 %	2.3 %	2.3 %	2.7 %	2.6 %	2.6 %	2.5 %	2.4 %	2.3 %

Portfolio credit metrics and specific reserves

Credit metrics are monitored throughout each quarter and are a key consideration in the allowance process. In the fourth quarter of 2024, overall asset quality continued to perform within the Company's expectations. Commercial and investor real estate criticized balances increased approximately $24 million, which included a decrease in classified balances of $192 million compared to the third quarter of 2024.

Non-performing loans, excluding held for sale, increased approximately $107 million compared to the third quarter of 2024. The increase in non-performing loans was primarily due to credits in previously identified portfolios of interest. The increase in non-performing loans therefore resulted in higher specific reserves in the fourth quarter. See Table 19 for more details regarding non-performing assets.

Qualitative adjustments

While it is the intent of Regions' quantitative allowance methodologies to reflect all risk factors, including incremental risk in portfolios identified as under stress, any estimate involves assumptions and uncertainties resulting in some level of imprecision. Regions' qualitative framework has a general imprecision component which is meant to acknowledge that model and forecast errors are inherent in any modeling estimate. In the fourth quarter of 2024, the general imprecision component remained stable as there were no significant changes in the level of uncertainty in the economic scenario or in the models' performance.

The qualitative framework also has specific adjustment components which are reserves meant to capture specific issues or events that management believes are not adequately captured in the model outcomes. In the fourth quarter of 2024, Regions maintained qualitative adjustments for certain commercial real estate sectors due to elevated interest rates, vacancy rates and potential declining property values, as well as for certain consumer portfolios where stabilization to historical averages is still anticipated. While qualitative adjustments were maintained in the fourth quarter of 2024, they were reduced from the third quarter of 2024 due to more of the risk being captured in the loss forecasting models and specific reserve estimates, as well as additional portfolio stability resulting in less uncertainty in some portfolios.

Details regarding the allowance and net charge-offs, including an analysis of activity from previous year's totals, are included in Table 17 "Allowance for Credit Losses".

Table 17—Allowance for Credit Losses

	Twelve Months Ended December 31		
	2024	**2023**	**2022**
	(Dollars in millions)		
Allowance for loan losses at January 1	$ 1,576	$ 1,464	$ 1,479
Cumulative effect from change in accounting guidance [1]	—	(38)	—
Allowance for loan losses, January 1 (as adjusted for change in accounting guidance) [1]	1,576	1,426	1,479
Loans charged-off:			
Commercial and industrial	257	195	102
Commercial real estate mortgage—owner-occupied	4	2	5
Commercial real estate construction—owner-occupied	—	—	—
Commercial investor real estate mortgage	42	—	5
Residential first mortgage	2	1	1
Home equity lines	3	3	5
Home equity loans	—	1	1
Consumer credit card	63	52	40
Other consumer—exit portfolios	1	50	18
Other consumer	189	186	198
	561	490	375
Recoveries of loans previously charged-off:			
Commercial and industrial	57	50	47
Commercial real estate mortgage—owner-occupied	2	2	3
Commercial real estate construction—owner-occupied	1	—	—
Commercial investor real estate mortgage	3	—	2
Residential first mortgage	3	1	5
Home equity lines	6	7	12
Home equity loans	—	1	2
Consumer credit card	8	8	8
Other consumer—exit portfolios	1	3	5
Other consumer	22	21	28
	103	93	112
Net charge-offs (recoveries):			
Commercial and industrial	200	145	55
Commercial real estate mortgage—owner-occupied	2	—	2
Commercial real estate construction—owner-occupied	(1)	—	—
Commercial investor real estate mortgage	39	—	3
Residential first mortgage	(1)	—	(4)
Home equity lines	(3)	(4)	(7)
Home equity loans	—	—	(1)
Consumer credit card	55	44	32
Other consumer—exit portfolios	—	47	13
Other consumer	167	165	170
	458	397	263
Provision for loan losses	495	547	248
Allowance for loan losses at December 31	1,613	1,576	1,464
Reserve for unfunded credit commitments at January 1	124	118	95
Provision for (benefit from) unfunded credit losses	(8)	6	23
Reserve for unfunded credit commitments at December 31	116	124	118
Allowance for credit losses at December 31	$ 1,729	$ 1,700	$ 1,582
Loans, net of unearned income, outstanding at end of period	$ 96,727	$ 98,379	$ 97,009
Average loans, net of unearned income, outstanding for the period	$ 97,036	$ 98,239	$ 92,282

	Twelve Months Ended December 31		
	2024	**2023**	**2022**
Net loan charge-offs (recoveries) as a % of average loans, annualized [2]:			
Commercial and industrial	0.40 %	0.28 %	0.11 %
Commercial real estate mortgage—owner-occupied	0.04 %	— %	0.04 %
Commercial real estate construction—owner-occupied	(0.18)%	(0.09)%	(0.03)%
Total commercial	0.37 %	0.26 %	0.11 %
Commercial investor real estate mortgage	0.60 %	— %	0.06 %
Commercial investor real estate construction	— %	(0.01)%	— %
Total investor real estate	0.45 %	(0.01)%	0.04 %
Residential first mortgage	(0.01)%	— %	(0.02)%
Home equity lines	(0.08)%	(0.10)%	(0.19)%
Home equity loans	(0.02)%	(0.02)%	(0.05)%
Consumer credit card	4.04 %	3.58 %	2.72 %
Other consumer—exit portfolios	(3.88)%	12.79 %	1.75 %
Other consumer	2.71 %	2.74 %	2.99 %
Total	0.47 %	0.40 %	0.29 %
Ratios [2]:			
Allowance for credit losses at end of period to loans, net of unearned income	1.79 %	1.73 %	1.63 %
Allowance for credit losses at end of period to non-performing loans, excluding loans held for sale	186 %	211 %	317 %

_____

(1)   See Note 1 to the consolidated financial statements for additional information.

(2)   Amounts have been calculated using whole dollar values.

Net charge-offs increased $61 million year-over-year, primarily driven by increases in commercial and industrial and commercial investor real estate mortgage net charge-offs, and partially offset by a decline in net charge-offs in exit portfolios. As noted, economic trends such as interest rates, unemployment, volatility in commodity prices, collateral valuations and inflationary pressure will impact the future levels of net charge-offs and may result in volatility of certain credit metrics in 2025 and beyond.

Allocation of the allowance by portfolio segment and class is summarized as follows:

Table 18—Allowance Allocation

	2024			**2023**		
	Loan Balance	**Allowance Allocation**	**Allowance to Loans %[1]**	**Loan Balance**	**Allowance Allocation**	**Allowance to Loans %[1]**
	(Dollars in millions)					
Commercial and industrial	$ 49,671	$ 717	1.44 %	$ 50,865	$ 697	1.37 %
Commercial real estate mortgage—owner-occupied	4,841	108	2.22 %	4,887	110	2.25 %
Commercial real estate construction—owner-occupied	333	9	2.75 %	281	7	2.38 %
Total commercial	54,845	834	1.52 %	56,033	814	1.45 %
Commercial investor real estate mortgage	6,567	216	3.29 %	6,605	169	2.56 %
Commercial investor real estate construction	2,143	31	1.47 %	2,245	36	1.63 %
Total investor real estate	8,710	247	2.84 %	8,850	205	2.32 %
Residential first mortgage	20,094	106	0.53 %	20,207	100	0.50 %
Home equity lines	3,150	86	2.73 %	3,221	80	2.49 %
Home equity loans	2,390	27	1.12 %	2,439	23	0.94 %
Consumer credit card	1,445	122	8.44 %	1,341	138	10.24 %
Other consumer—exit portfolios	4	—	4.20 %	43	1	3.09 %
Other consumer	6,089	307	5.05 %	6,245	339	5.43 %
Total consumer	33,172	648	1.95 %	33,496	681	2.03 %
Total	$ 96,727	$ 1,729	1.79 %	$ 98,379	$ 1,700	1.73 %

_____

(1)   Amounts have been calculated using whole dollar values.

NON-PERFORMING ASSETS

The following table presents non-performing assets as of December 31:

Table 19—Non-Performing Assets

	2024	2023
	(Dollars in millions)	
Non-performing loans:		
Commercial and industrial	$ 408	$ 471
Commercial real estate mortgage—owner-occupied	37	36
Commercial real estate construction—owner-occupied	5	8
Total commercial	450	515
Commercial investor real estate mortgage	423	233
Total investor real estate	423	233
Residential first mortgage	23	22
Home equity lines	26	29
Home equity loans	6	6
Total consumer	55	57
Total non-performing loans, excluding loans held for sale	928	805
Non-performing loans held for sale	—	3
Total non-performing loans[1]	928	808
Foreclosed properties	14	15
Total non-performing assets[1]	$ 942	$ 823
Accruing loans 90+ days past due:		
Commercial and industrial	$ 7	$ 11
Commercial real estate mortgage—owner-occupied	1	—
Total commercial	8	11
Commercial investor real estate mortgage	—	23
Total investor real estate	—	23
Residential first mortgage[2]	88	61
Home equity lines	16	20
Home equity loans	7	7
Consumer credit card	20	20
Other consumer	27	29
Total consumer	158	137
Total accruing loans 90+ days past due	$ 166	$ 171
Non-performing loans[1] to loans and non-performing loans held for sale	0.96 %	0.82 %
Non-performing loans, excluding loans held for sale[1] to loans	0.96 %	0.82 %
Non-performing assets[1] to loans, foreclosed properties and non-performing loans held for sale	0.97 %	0.84 %

___

(1) Excludes accruing loans 90+ days past due.
(2) Excludes residential first mortgage loans that are 100% guaranteed by the FHA and all guaranteed loans sold to Ginnie Mae where Regions has the right but not the obligation to repurchase. Total 90+ days or more past due guaranteed loans excluded were $55 million at December 31, 2024 and $34 million at December 31, 2023.

Non-performing loans at December 31, 2024 increased $120 million as compared to year-end 2023 levels primarily due to increases in the industries or property types of office, transportation and warehousing, apartments and retail, partially offset by reductions in information and restaurant, accommodation and lodging. The same economic trends that impact net charge-offs, as discussed above, will impact the future level of non-performing loans. Circumstances related to individually large credits could also result in volatility.

The following tables provide an analysis of non-accrual loans (excluding loans held for sale) by portfolio segment:

Table 20— Analysis of Non-Accrual Loans

| | Non-Accrual Loans, Excluding Loans Held for Sale for the Year Ended December 31, 2024 | | | |
	Commercial	Investor Real Estate	Consumer[1]	Total
		(In millions)		
Balance at beginning of year	$ 515	$ 233	$ 57	$ 805
Additions	637	330	—	967
Net payments/other activity	(374)	(97)	(2)	(473)
Return to accrual	(44)	—	—	(44)
Charge-offs on non-accrual loans[2]	(251)	(42)	—	(293)
Transfers to held for sale[3]	(9)	(1)	—	(10)
Net loan sales	(24)	—	—	(24)
Balance at end of year	$ 450	$ 423	$ 55	$ 928

| | Non-Accrual Loans, Excluding Loans Held for Sale for the Year Ended December 31, 2023 | | | |
	Commercial	Investor Real Estate	Consumer[1]	Total
		(In millions)		
Balance at beginning of year	$ 382	$ 53	$ 65	$ 500
Additions	581	189	—	770
Net payments/other activity	(145)	(9)	(8)	(162)
Return to accrual	(107)	—	—	(107)
Charge-offs on non-accrual loans[2]	(188)	—	—	(188)
Transfers to held for sale[3]	(8)	—	—	(8)
Balance at end of year	$ 515	$ 233	$ 57	$ 805

_____

(1) All net activity within the consumer portfolio segment other than sales and transfers to held for sale (including related charge-offs) is included as a single net number within the net payments/other activity line.

(2) Includes charge-offs on loans on non-accrual status and charge-offs taken upon sale and transfer of non-accrual loans to held for sale.

(3) Transfers to held for sale are shown net of charge-offs recorded upon transfer.

OTHER EARNING ASSETS

Other earning assets consist primarily of investments in Federal Reserve Bank and FHLB stock, marketable equity securities, and other miscellaneous earning assets. The balance at December 31, 2024 totaled $1.6 billion, increasing from $1.4 billion at December 31, 2023 primarily due to an increase of investments in Federal Reserve Bank and FHLB stock. Refer to Note 7 "Other Earning Assets" to the consolidated financial statements for additional information.

RESIDENTIAL MORTGAGE SERVICING RIGHTS AT FAIR VALUE

Residential MSRs increased approximately $101 million from December 31, 2023 to December 31, 2024. The year-over-year increase was primarily due to a bulk purchase of the rights to service $8 billion of residential mortgage loans in the first quarter of 2024. Partially offsetting the increase was higher amortization of servicing rights. An analysis of residential MSRs is presented in Note 6 "Servicing of Financial Assets" to the consolidated financial statements.

OTHER ASSETS

Other assets increased $646 million to $9.5 billion as of December 31, 2024. The increase was primarily due to Regions' Early Pay program which provides customers access to their payroll funds up to two days in advance. Also contributing was an increase in a receivable related to the sale of commercial loans held for sale which fluctuates based on the timing of sale and subsequent settlement, as well as an increase in investments in economic development projects.

DEPOSITS

Regions competes with other banking and financial services companies for a share of the deposit market. Regions' ability to compete in the deposit market depends heavily on the pricing of its deposits and how effectively the Company meets customers' needs. Regions employs various means to meet those needs and enhance competitiveness, such as providing a high level of customer service, competitive pricing and convenient branch locations for its customers. Regions also serves customers through providing centralized, high-quality banking services through the Company's digital channels and contact center.

Deposits are Regions' primary source of funds, providing funding for 92 percent of average earning assets in both 2024 and 2023. Table 21 "Deposits by Category and by Segment" details year-over-year deposit balance changes on a period-ending basis.

The following table summarizes deposits by category and by segment as of December 31:

Table 21—Deposits by Category and by Segment

	2024	2023
	(In millions)	
Non-interest-bearing demand	$ 39,138	$ 42,368
Interest-bearing checking	25,079	24,480
Savings	12,022	12,604
Money market—domestic	35,644	33,364
Time deposits	15,720	14,972
	$ 127,603	$ 127,788
Consumer Bank segment	$ 78,637	$ 80,031
Corporate Bank segment	38,361	36,883
Wealth Management segment	7,736	7,694
Other[1]	2,869	3,180
	$ 127,603	$ 127,788

____

(1)   Other deposits represent non-customer balances primarily consisting of wholesale funding (for example, selected deposits and brokered time deposits). Other deposits include brokered deposits totaling $2.2 billion at December 31, 2024 and $2.4 billion at December 31, 2023.

Total deposits at December 31, 2024 decreased approximately $185 million compared to year-end 2023 levels. Growth in corporate and wealth deposits were overcome by declines in consumer and other deposits. As expected, deposit balances were further impacted by the remixing experienced in 2023, albeit at a slower pace. Non-interest-bearing demand and savings accounts that provide a lower or no interest rate decreased in 2024 while categories that provide a higher interest rate to customers, such as money market and time deposits, grew in 2024. The pace of remixing slowed in the second half of 2024 as competitive rates declined ahead of the reduction in the Fed funds rate in the third quarter and continued with 2 additional rate cuts in the fourth quarter of 2024. Overall the non-interest-bearing mix has remained mostly stable at approximately 31 percent of total deposits at year-end 2024 compared to 33 percent at year-end 2023.

The deposit mix influenced an increase in deposit costs to 156 basis points for 2024, compared to 99 basis points for 2023. The rate paid on interest-bearing deposits increased to 228 basis points for 2024 compared to 156 basis points for 2023. See the "Market Risk-Interest Rate Risk" section for further discussion of these balances.

Regions' deposits are granular and diversified including insured and collateralized deposits, with consumer deposits making up more than 62 percent of the total deposit base. Furthermore, corporate deposits include those that are operational in nature (where the primary use is certain operational services such as clearing, custody, payments or other cash management activities). A significant amount of the Company's deposit base is insured by the FDIC or collateralized, with approximately $10.7 billion in deposits collateralized in public funds or in trusts at December 31, 2024. The amount of estimated uninsured deposits totaled $49.9 billion at December 31, 2024, therefore over 60 percent of total deposits were insured by the FDIC. The granularity of the Company's deposits was also evidenced by an average deposit account balance of approximately $18 thousand at December 31, 2024. The estimates of uninsured deposits and average account size were based on methodologies used in the Company's Call Report, which is prepared on an unconsolidated bank basis.

See the "Liquidity" and "Market Risk-Interest Rate Risk" sections for further discussion on liquidity and interest rates.

Time deposit accounts with balances of $250,000 or more totaled $2.8 billion and $2.6 billion at December 31, 2024 and 2023, respectively.

The following table shows scheduled maturities of estimated uninsured time deposits as of December 31, 2024:

Table 22—Maturity of Uninsured Time Deposits

	2024
	(In millions)
Uninsured time deposits, maturing in:	
3 months or less	$ 726
Over 3 through 6 months	630
Over 6 through 12 months	155
Over 12 months	94
	$ 1,605

BORROWED FUNDS

Total short-term borrowings increased from zero at December 31, 2023 to $500 million at December 31, 2024 due to the use of FHLB advances. The levels of these borrowings can fluctuate depending on the Company's funding needs and the sources utilized. Short-term secured borrowings, such as securities sold under agreements to repurchase and FHLB advances, are a portion of Regions' funding strategy. See the "Liquidity" section for further detail of Regions' borrowing capacity with the FHLB.

Total long-term borrowings increased approximately $3.7 billion to $6.0 billion at December 31, 2024 due to the use of FHLB borrowings and debt issuances during the second and third quarters of 2024.

See Note 11 "Borrowed Funds" to the consolidated financial statements for further discussion of both short-term and long-term borrowings.

RATINGS

Table 23 "Credit Ratings" reflects the debt ratings information of Regions Financial Corporation and Regions Bank by S&P, Moody's, Fitch and DBRS.

Table 23—Credit Ratings

	As of December 31, 2024			
	S&P	**Moody's**	**Fitch**	**DBRS** [1]
Regions Financial Corporation				
Senior unsecured debt	BBB+	Baa1	A-	A
Subordinated debt	BBB	Baa1	BBB+	WR
Regions Bank				
Short-term	A-2	P-1	F1	R-1M
Long-term bank deposits	N/A	A1	A	AH
Senior unsecured debt	A-	Baa1	A-	AH
Subordinated debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable

———
(1) As of March 31, 2024, DBRS withdrew their rating on Regions Financial Corporation's subordinated debt.

On September 16, 2024, Moody's affirmed the Company's senior unsecured debt rating and revised its outlook to stable from negative citing its very strong deposit franchise, sound profitability and conservative asset risk profile.

In general, ratings agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, probability of government support, and level and quality of earnings. Any downgrade in credit ratings by one or more ratings agencies may impact Regions in several ways, including, but not limited to, Regions' access to the capital markets or short-term funding, borrowing cost and capacity, collateral requirements, and acceptability of its letters of credit, thereby potentially adversely impacting Regions' financial condition and liquidity. See "Risk Factors" for more information.

A security rating is not a recommendation to buy, sell or hold securities, and the ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. Additional information on the credit rating ranking within the overall classification system is located on the website of each credit rating agency.

SHAREHOLDERS' AND TOTAL EQUITY

Shareholders' equity was $17.9 billion at December 31, 2024 as compared to $17.4 billion at December 31, 2023. During 2024, net income increased shareholders' equity by $1.9 billion, cash dividends on common stock reduced shareholders' equity by $895 million. Cash dividends on preferred stock reduced shareholders' equity by $104 million. Changes in AOCI decreased shareholders' equity by $116 million, primarily due to available for sale securities and derivative instruments as a result of changes in market interest rates during 2024. During the third quarter of 2024, the Company issued Series F preferred stock, which increased shareholders' equity by $489 million and redeemed all of the outstanding shares of Series B preferred stock, which decreased shareholders' equity by $500 million. Common stock repurchased during 2024 decreased shareholders' equity by $348 million. These shares were immediately retired upon repurchase and therefore were not included in treasury stock. The cumulative effect from the adoption of new accounting guidance related to the accounting for tax credit investments decreased shareholders' equity by $5 million. See Note 1 "Summary of Significant Accounting Policies" to the consolidated financial statements for information.

Subsequent to December 31, 2024, the Company purchased 3.4 million shares for approximately $82 million through February 20, 2025. These shares were immediately retired upon repurchase and therefore were not included in treasury stock.

Total equity included noncontrolling interest of $31 million and $64 million at December 31, 2024 and December 31, 2023, respectively. The noncontrolling interest represents the unowned portion of a low income housing tax credit fund syndication, of which Regions held the majority interest at December 31, 2024 and December 31, 2023.

See Note 14 "Shareholders' Equity and Accumulated Other Comprehensive Income (Loss)" section for additional information.

REGULATORY REQUIREMENTS

CAPITAL RULES

Regions and Regions Bank are required to comply with regulatory capital requirements established by Federal and State banking agencies. These regulatory capital requirements involve quantitative measures of the Company's assets, liabilities and selected off-balance sheet items, and also qualitative judgments by the regulators. Failure to meet minimum capital requirements can subject the Company to a series of increasingly restrictive regulatory actions. Under the Basel III Rules, Regions is designated as a standardized approach bank. Regions is a "Category IV" institution under the Federal Reserve's Tailoring Rules.

Federal banking agencies allowed a phase-in of the impact of CECL on regulatory capital. At December 31, 2021, the add-back to regulatory capital was calculated as the impact of initial adoption, adjusted for 25 percent of subsequent changes in the allowance. The amount is phased-in over a three-year period beginning in 2022 and will conclude in the first quarter of 2025. At December 31, 2024, the net impact of the addback on CET1 was approximately $102 million or approximately 8 basis points.

Regions participates in supervisory stress testing conducted by the Federal Reserve and its SCB is currently floored at 2.5 percent. See Note 14 "Shareholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financial statements for further details regarding CCAR results.

In the third quarter of 2023, proposals were issued by the U.S federal banking regulators that, if adopted, would impact the Company related to long-term debt requirements and U.S. implementation of capital requirements under Basel IV rules, more recently referred to as the Basel III "Endgame". The Company is studying the proposals and evaluating their impacts. Additional discussion of the Basel III Rules, their applicability to Regions, recent proposals and final rules issued by the federal banking agencies and recent laws enacted that impact regulatory requirements is included in the "Supervision and Regulation" subsection of the "Business" section.

Additional discussion and a tabular presentation of the applicable holding company and bank regulatory capital requirements is included in Note 12 "Regulatory Capital Requirements and Restrictions" to the consolidated financial statements.

LIQUIDITY

Regions maintains a robust liquidity management framework designed to effectively manage liquidity risk in accordance with sound risk management principals and regulatory expectations. The framework establishes sustainable processes and tools to effectively identify, measure, mitigate, monitor, and report liquidity risks beginning with Regions' Liquidity Management Policy and the Liquidity Risk Appetite Statements approved by the Board. Processes within the liquidity management framework include, but are not limited to, liquidity risk governance, cash management, liquidity stress testing, liquidity risk limits, contingency funding plans, and collateral management. While the framework is designed to comply with liquidity regulations, the processes are further tailored to be commensurate with Regions' operating model and risk profile.

See the "Supervision and Regulation—Liquidity Regulation" subsection of the "Business" section, the "Risk Factors" section and the "Liquidity" section for more information.

RISK MANAGEMENT

Regions is exposed to various risks as part of the normal course of operations. The exposure to risk requires sound risk management practices that comprise an integrated and comprehensive set of programs and processes that apply to the entire Company. Accordingly, Regions has established a risk management framework to manage risks and provide reasonable assurance of the achievement of the Company's strategic objectives.

The primary risk exposures identified and managed through the Company's risk management framework are market risk, liquidity risk, credit risk, operational risk, legal risk, compliance risk, reputational risk and strategic risk.

- Market risk is the risk to the Company's financial condition resulting from adverse movements in market rates or prices, such as interest rates, foreign exchange rates or equity prices.

- Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding (referred to as "funding liquidity risk") or the potential that the

Company cannot easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions (referred to as "market liquidity risk").

- Credit risk is the risk that arises from the potential that a borrower or counterparty will fail to perform on an obligation.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events.

- Legal risk is defined as the risk associated with the failure to meet Regions' legal obligations from legislative, regulatory, or contractual perspectives.

- Compliance risk is the risk to current or anticipated earnings or capital arising from violations of laws, rules, or regulations, or from non-conformance with prescribed practices, internal policies and procedures, or ethical standards.

- Reputational risk is the potential that negative publicity regarding the Company's business practices, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions.

- Strategic risk is the risk to current or projected financial condition and resilience from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment.

Several of these primary risk exposures are expanded upon further within the remaining sections of Management's Discussion and Analysis.

Regions' risk management framework outlines the Company's approach for managing risk that includes the following four components:

- *Collaborative Risk Culture* - A strong, collaborative risk culture is fundamental to the Company's core values and operating principles. It ensures focus on risk in all activities and encourages the necessary mindset and behavior to enable effective risk management and promote sound risk-taking within the bounds of the Company's risk appetite. The Company's risk culture requires that risks be promptly identified, escalated, and challenged; thereby, benefiting the overall performance of the Company. Sustaining a collaborative risk culture is critical to the Company's success and is a clear expectation of executive management and the Board.

- *Sound Risk Appetite* - The Company's risk appetite statements define the types and levels of risk the Company is willing to take to achieve its objectives.

- *Sustainable Risk Processes* - Effective risk management requires sustainable processes and tools to effectively identify, measure, mitigate, monitor, and report risk.

- *Responsible Risk Governance* - Governance serves as the foundation for comprehensive management of risks facing the Company. It outlines clear responsibility and accountability for managing, monitoring, escalating, and reporting both existing and emerging risks.

Clearly defined roles and responsibilities are critical to the effective management of risk and are central to the four components of the Company's approach to risk management. Regions utilizes the Three Lines of Defense concept to clearly designate risk management activities within the Company.

- 1st Line of Defense activities include the proactive identification, management (including mitigation and risk acceptance), and ownership of risks.

- 2nd Line of Defense activities provide for objective oversight of the Company's risk-taking activities and assessment of the Company's aggregate risk levels.

- 3rd Line of Defense activities provide for independent reviews and assessments of risk management practices across the Company.

The Board provides the highest level of risk management governance. The principal risk management functions of the Board are to oversee processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance with laws and regulations. The Board has designated an Audit Committee of outside directors to focus on oversight of management's establishment and maintenance of appropriate disclosure controls and procedures over financial reporting. See the "Financial Disclosures and Internal Controls" section of Management's Discussion and Analysis for additional information. The Board has also designated a Risk Committee of outside directors to focus on Regions' overall risk profile. The Risk Committee annually approves an Enterprise Risk Appetite Statement that reflects core business principles and strategic vision by including quantitative limits and qualitative statements that are organized by risk type. This statement is designed to be a high-level document that sets the tone for the Board's risk appetite, which is the maximum amount of risk the Company is willing to accept in pursuit of its business objectives. By establishing boundaries around risk taking and business decisions, and by incorporating the needs and goals of its shareholders, regulators, customers and other stakeholders, the Company's risk appetite is aligned with its strategic priorities and goals.

The Risk Management Group, led by the Company's Chief Risk Officer, ensures the consistent application of Regions' risk management approach within the structure of the Company's operating, capital and strategic plans. The primary activities of the Risk Management Group include:

- Interpreting internal and external signals that point to possible risk issues for the Company;

- Identifying risks and determining which Company areas and/or products will be affected;

- Ensuring there are mechanisms in place to specifically determine how risks will affect the Company as a whole and the individual area and or product;

- Assisting business groups in analyzing trends and ensuring Company areas have appropriate risk identification and mitigation processes in place; and

- Reviewing the limits, parameters, policies, and procedures in place to ensure the continued appropriateness of risk controls.

As part of its ongoing assessment process, the Risk Management Group makes recommendations to management and the Risk Committee of the Board regarding adjustments to these controls as conditions or risk tolerances change. In addition, the Internal Audit division provides an independent assessment of the Company's internal control structure and related systems and processes.

Management, with the assistance of the Risk Management Group, follows a formal process for identifying, measuring and documenting key risks facing each business group and determining how those risks can be controlled or mitigated, as well as how the controls can be monitored to ensure they are effective. The Risk Committee receives reports from management to ensure operations are within the limits established by the Enterprise Risk Appetite Statement.

Some of the more significant processes used by management to manage and control risks are described in the remainder of this report. External factors beyond management's control may result in losses despite the Risk Management Group's efforts.

EFFECTS OF INFLATION

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. While the implications differ for a bank, inflation does have influence on the growth of total assets and deposits in the banking industry and the resulting level of profitability and capitalization. Inflation also affects the level of market interest rates, and therefore, the pricing of financial instruments.

Management believes the most significant potential impact of inflation on financial results is a direct result of Regions' ability to manage the impact of changes in interest rates. The Company's interest rate risk positioning was mostly neutral as of December 31, 2024, and therefore, net interest income increases or declines only modestly from higher or lower interest rates. Hedging activity has reduced the exposure to net interest income late in the rising interest rate cycle as intended. Refer to Table 24 "Interest Rate Sensitivity" for additional details on Regions' interest rate sensitivity.

Additionally, inflation has the potential to impact credit risk. Periods of inflation could influence asset prices and business input costs which could affect the ability of borrowers to repay loans. The Company has sound credit risk management practices to maintain a credit portfolio through the economic cycle. Refer to the "Credit Risk" section for further details on Regions' credit risk management process.

EFFECTS OF DEFLATION

A period of deflation would affect all industries, including financial institutions. Deflation potentially could lead to lower profits, higher unemployment, lower production and deterioration in overall economic conditions. In addition, deflation could depress economic activity and impair bank earnings through reduced balance sheet growth and less favorable product pricing, as well as impairment in the ability of borrowers to repay loans.

Management believes the most significant potential impact of deflation on financial results relates to Regions' ability to maintain a sufficient amount of capital to cushion against future market and credit related losses. However, the Company can utilize certain risk management tools to help it maintain its balance sheet strength even if a deflationary scenario were to develop.

MARKET RISK—INTEREST RATE RISK

Regions' primary market risk is interest rate risk. This includes uncertainty with respect to absolute interest rate levels as well as relative interest rate levels, which are impacted by both the shape and the slope of the various yield curves that affect the financial products and services that the Company offers. As its primary tool to analyze this risk, Regions measures the change in its net interest income in various interest rate scenarios compared to a base case scenario. Net interest income sensitivity to market rate movements is a useful short-term indicator of Regions' interest rate risk.

In addition to net interest income simulations, Regions also utilizes an EVE analysis as a measurement tool to estimate risk exposure over a longer-term horizon. EVE measures the extent to which the economic value of assets, liabilities and derivative instruments may change in response to fluctuations in interest rates. Importantly, EVE values only the current balance sheet, excluding the growth assumptions used in net interest income sensitivity analyses. Additionally, the results are highly dependent on assumptions for products with embedded prepay optionality and indeterminate maturities. The uncertainty surrounding important assumptions used in EVE analysis may limit its efficacy.

Sensitivity Measurement—Financial simulation models are Regions' primary tools used to measure interest rate exposure. Using a wide range of sophisticated simulation techniques provides management with extensive information on the potential impact to net interest income caused by changes in interest rates. Models are structured to simulate cash flows and accrual characteristics of Regions' balance sheet. Assumptions are made about the direction and magnitude of interest rate movements, the slope of the yield curve, and the changing composition of the balance sheet that results from both strategic plans and customer behavior. Among the assumptions are expectations of balance sheet growth and composition, the pricing and maturity characteristics of existing business and the characteristics of future business. Interest rate-related risks are expressly considered, such as pricing spreads, the pricing of deposit accounts, prepayments and other option risks. Regions considers these factors, as well as the degree of certainty or uncertainty surrounding their future behavior.

The primary objective of asset/liability management at Regions is to coordinate balance sheet composition with interest rate risk management to sustain reasonable and stable net interest income throughout various interest rate cycles. In computing interest rate sensitivity, Regions compares a set of alternative interest rate scenarios to the results of a base case scenario derived using "market forward rates." The set of alternative interest rate scenarios includes instantaneous parallel rate shifts of various magnitudes. In addition to parallel rate shifts, multiple curve steepening and flattening scenarios are contemplated. Regions includes simulations of gradual interest rate movements phased in over a six-month period that may more realistically mimic the speed of potential interest rate movements.

Exposure to Interest Rate Movements—Regions' balance sheet is naturally asset sensitive, with net interest income increasing with higher interest rates, and decreasing with lower interest rates. This is the result of approximately half of the loan portfolio floating contractually with market rate indices, and funding from a large, mostly stable retail deposit portfolio. Importantly, the stability and rate sensitivity of Regions' deposit portfolio has been proven over multiple interest rate cycles. With this natural balance sheet profile, the ability to utilize discretionary asset duration strategies within the investment portfolio and through derivative hedges is critical in mitigating the Bank's naturally asset sensitive position.

As of December 31, 2024, Regions evidenced a mostly balanced, or "neutral" asset/liability position, with an asset duration of approximately 2.5 years and a liability duration of approximately 2.4 years, using historically-informed approximations. While the derivative hedging portfolio and securities portfolio have been recorded on the balance sheet at an unrealized loss, deposit value increases more than offset this loss during the rising rate cycle. The additional value of deposits in a higher rate environment is realized in the form of lower-cost funding when compared with wholesale sources. While balance sheet analysis, particularly EVE analysis, does contemplate the economic value of deposits, the estimated fair value of deposits is equal to their carrying value for certain financial statement footnote disclosures, consistent with industry practices. See Note 21 "Fair Value Measurements" to the consolidated financial statements for additional information.

Recently, pay-fixed fair value hedges and securities transfers from available-for-sale to held-to-maturity classification have been used to reduce AOCI volatility associated with unrealized securities gains and losses. Inclusive of these activities, the total securities portfolio duration is 4.5 years, the available-for-sale securities portfolio duration is 4.2 years, and the held-to-maturity securities portfolio duration is 5.9 years. As pay-fixed fair value hedges are further utilized to manage AOCI volatility, receive-fixed cash flow hedges may be entered as an offset to preserve Regions' interest rate sensitivity.

As of December 31, 2024, Regions' net interest income profile was mostly neutral to both gradual and instantaneous parallel yield curve shifts as compared to the base case for the 12-month measurement horizon ending December 2025. The estimated exposure associated with the rising and falling rate scenarios in Table 24 below reflects the combined impacts of movements in short-term and long-term interest rates. An increase or reduction in short-term interest rates (such as the Fed Funds rate, the interest rate on reserve balances, and SOFR) will drive the yield on assets and liabilities contractually tied to such rates higher or lower. In either scenario, it is expected that changes in funding costs and balance sheet hedging income will offset the change in asset yields, resulting in little change to net interest income.

Net interest income remains exposed to intermediate and long-term yield curve tenors. While this was a headwind to net interest income during a low rate environment, it represents a tailwind to net interest income growth given higher interest rates today. Elevated, or increasing intermediate and long-term interest rates (such as intermediate to longer-term U.S. Treasuries, swaps and mortgage rates) will drive yields higher on certain fixed-rate, newly originated or renewed loans, and increase prospective yields on certain investment portfolio purchases. The opposite is true in an environment where intermediate and long-term interest rates fall. Additionally, shifts in the long end of the yield curve will impact securities prepayments and alter the amount of discount accretion and premium amortization in any given period.

The interest rate sensitivity analysis presented below in Table 24 is informed by a variety of assumptions and estimates regarding the progression of the balance sheet in both the baseline scenario as well as the scenarios of instantaneous and gradual shifts in the yield curve. Though there are many assumptions which affect the estimates for net interest income, those pertaining to deposit pricing, deposit mix and overall balance sheet composition are particularly impactful. Given the uncertainties associated with monetary policy on industry liquidity levels and the cost of that liquidity, management evaluates the impacts from these key assumptions through sensitivity analysis. Sensitivity calculations are hypothetical and should not be considered predictive of future results.

The Company's baseline balance sheet assumptions include management's best estimate for balance sheet changes in the coming 12 months. Deposit balances and mix have mostly reverted to normal historical patterns and trends. Additional deposit balance outflow of $1 billion would reduce net interest income by $19 million over 12 months in the parallel, instantaneous +100 basis point scenario in Table 24. Conversely, if an additional $1 billion are retained, a positive benefit of $19 million would be expected over 12 months in the parallel, instantaneous +100 basis point scenario in Table 24.

In rising rate scenarios only, management assumes that the mix of deposits will change versus the base case as informed by analyses of prior rate cycles. Currently, however, much of the anticipated mix shift has already occurred or is expected to occur within the baseline scenario, mitigating the amount of additional remixing in higher rate scenarios. The magnitude of the remixing shift is rate dependent and equates to approximately $1.1 billion over 12 months in the parallel, instantaneous +100 basis point scenario in Table 24. Furthermore, over the 12 month horizon, an increase of $1 billion in deposit remixing would decrease net interest income by approximately $24 million, and a decrease of $1 billion in deposit remixing would increase net interest income by $24 million in the parallel, instantaneous +100 basis point scenario.

The interest-bearing deposit beta is calibrated using the experience from prior rate cycles and is dynamic across both interest rate level and time. The parallel, instantaneous +100 basis point shock scenario in Table 24 incorporates an incremental beta between 40 and 45 percent when compared to the base case scenario, while the parallel, instantaneous -100 basis point shock scenario incorporates an incremental beta between 35 and 40 percent when compared to the base case scenario. Incremental deposit pricing outperformance or underperformance of 5 percent in a parallel, instantaneous 100 basis point shock would increase or decrease net interest income by approximately $43 million.

The table below summarizes Regions' positioning over the next 12 months in various parallel yield curve shifts (i.e., including all yield curve tenors). The scenarios are inclusive of all interest rate hedging activities. More information regarding hedges is disclosed in Table 25 and its accompanying description.

Table 24—Interest Rate Sensitivity

	Estimated Annual Change in Net Interest Income December 31, 2024[1][2]
	(In millions)
Gradual Change in Interest Rates	
+ 200 basis points	$ 46
+ 100 basis points	27
- 100 basis points	(41)
- 200 basis points	(80)
Instantaneous Change in Interest Rates	
+ 200 basis points	$ (36)
+ 100 basis points	(9)
- 100 basis points	(24)
- 200 basis points	(49)

_____

(1) Disclosed interest rate sensitivity levels represent the 12-month forward looking net interest income changes as compared to market forward rate cases and include expected balance sheet growth and remixing.

(2) Active hedges, including forward starting hedges, are included in the sensitivity analysis to the extent that they fall within the measurement horizon.

Regions' comprehensive interest rate risk management approach uses derivatives and debt securities to manage its interest rate risk position.

Interest rate movements may also have an impact on the value of Regions' securities portfolio, which can directly impact the carrying value of shareholders' equity.

Derivatives—Regions uses financial derivative instruments for management of interest rate sensitivity. ALCO, which consists of members of Regions' senior management team, in its oversight role for the management of interest rate sensitivity, approves the use of derivatives in balance sheet hedging strategies. Derivatives are also used to offset the risks associated with customer derivatives, which include interest rate, credit, and foreign exchange risks. The most common derivatives Regions

employs are forward rate contracts, forward sale commitments, futures contracts, interest rate swaps, interest rate options (caps, floors and collars), and contracts with a combination of these instruments.

Forward rate contracts are commitments to buy or sell financial instruments at a future date at a specified price or yield. Futures contracts subject Regions to market risk associated with changes in interest rates. Because futures contracts are cash settled daily, there is minimal credit risk associated with futures. Interest rate swaps are contractual agreements typically entered into to exchange fixed for variable (or vice versa) streams of interest payments. The notional principal is not exchanged but is used as a reference for the size of interest settlements. Interest rate options are contracts that allow the buyer to purchase or sell a financial instrument at a predetermined price and time. Forward sale commitments are contractual obligations to sell market instruments at a future date for an already agreed-upon price. Foreign currency contracts involve the exchange of one currency for another on a specified date and at a specified rate. These contracts are executed on behalf of the Company's customers and are used by customers to manage fluctuations in foreign exchange rates. The Company is subject to the credit risk that another party will fail to perform.

Regions has made use of interest rate swaps and options in balance sheet hedging strategies to effectively convert a portion of its fixed-rate funding position to a variable-rate position, to effectively convert a portion of its fixed-rate debt securities available for sale portfolio to a variable-rate position, and to effectively convert a portion of its floating-rate loan portfolios to fixed-rate. Regions also uses derivatives to economically manage interest rate and pricing risk associated with its mortgage origination business. In the period of time that elapses between the origination and sale of mortgage loans, changes in interest rates have the potential to cause a decline in the value of the loans in this held-for-sale portfolio. Futures contracts and forward sale commitments are used to protect the value of the loan pipeline and loans held for sale from changes in interest rates and pricing.

The following table presents additional information about hedging interest rate derivatives used by Regions to manage interest rate risk:

Table 25—Hedging Derivatives by Interest Rate Risk Management Strategy

| | | December 31, 2024 | | |
| | | | Weighted-Average | |
	Notional Amount	Maturity (Years)	Receive Rate	Pay Rate
		(Dollars in millions)		
Derivatives in fair value hedging relationships:				
Receive variable/pay fixed swaps - debt securities available for sale[1][2][3]	$ 2,334	5.2	4.4 %	4.0 %
Receive fixed/pay variable swaps - borrowings and time deposits[3]	3,150	4.9	2.3 %	4.3 %
Derivatives in cash flow hedging relationships:				
Receive fixed/pay variable swaps - floating-rate loans[1][2][3]	$ 36,660	3.2	3.1 %	4.3 %
Interest rate options[4]	2,000	3.5		
Total derivatives designated as hedging instruments	$ 44,144			

_____
(1) Floating rates represent the most recent fixing for active derivatives and the first forward fixing for future starting derivatives.
(2) Includes forward starting notional with maturity relative to current quarter-end. For more information on notional by year, see Table 26.
(3) All floating rates are SOFR based and may include SOFR conversion spread.
(4) Interest rate options have an average cap strike of 6.22% and a floor of 1.86%.

In the fourth quarter of 2024, the Company added $3.0 billion in forward-starting interest rate swaps (floating rate loan hedges) with a receive rate of 3.6 percent, which will become active in both July 2026 and July 2028 and mature in July 2031. The Company also added $2.0 billion in pay-fixed interest rate swaps (AFS securities hedges) with an average pay rate of 3.9 percent and an average maturity in 2030 to reduce AOCI volatility in the AFS securities portfolio. As an offset to the interest rate risk associated with these pay-fixed fair value hedges, the Company added $2.0 billion in spot-starting receive-fixed interest rate swaps (floating rate loan hedges) with an average receive rate of 3.8 percent and an average maturity in 2030. Cash flow swaps (floating rate loan hedges) typically have a different day count convention than fair value swaps (AFS securities hedges), resulting in a lower fixed rate.

The following table presents the average asset hedge notional amounts that are active during each of the remaining quarterly and annual periods.

Table 26—Schedule of Notional for Asset Hedging Derivatives

	Average Active Notional Amount										
	Quarter Ended	Years Ended									
	12/31/2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
	(In millions)										
Asset Hedging Relationships:											
Receive fixed/pay variable swaps	$ 19,421	$ 20,998	$ 20,175	$ 18,707	$ 14,177	$ 9,226	$ 7,850	$ 3,228	$ 470	$ 350	$ 217
Receive variable/pay fixed swaps	803	2,310	2,259	2,025	1,721	1,363	623	623	472	350	217
Net receive fixed/pay variable swaps	$ 18,618	$ 18,688	$ 17,916	$ 16,682	$ 12,456	$ 7,863	$ 7,227	$ 2,605	$ (2)	$ —	$ —
Interest rate options	$ 1,500	$ 1,999	$ 2,000	$ 2,000	$ 999	$ 1	$ —	$ —	$ —	$ —	$ —

____

(1) Active hedges, including forward-starting hedges, are included in the sensitivity levels disclosed in Table 24 to the extent that they fall within the measurement horizon.

Regions manages the credit risk of these instruments in much the same way as it manages credit risk of the loan portfolios by establishing credit limits for each counterparty and through collateral agreements for dealer transactions. For non-dealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty. Credit risk is also reduced significantly by entering into legally enforceable master netting agreements. When there is more than one transaction with a counterparty and there is a legally enforceable master netting agreement in place, the exposure represents the net of the gain and loss positions with and collateral received from and/or posted to that counterparty. Most hedging interest rate swap derivatives traded by Regions are subject to mandatory clearing. The counterparty risk for cleared trades effectively moves from the executing broker to the clearinghouse allowing Regions to benefit from the risk mitigation controls in place at the respective clearinghouse. The "Credit Risk" section in this report contains more information on the management of credit risk.

Regions also uses derivatives to meet the needs of its customers. Interest rate swaps, interest rate options and foreign exchange forwards are the most common derivatives sold to customers. Other derivative instruments with similar characteristics are used to hedge market risk and minimize volatility associated with this portfolio. Instruments used to service customers are held in the trading account, with changes in value recorded in the consolidated statements of income.

The primary objective of Regions' hedging strategies is to mitigate the impact of interest rate changes, from an economic perspective, on net interest income and other financing income and the net present value of its balance sheet. The overall effectiveness of these hedging strategies is subject to market conditions, the quality of Regions' execution, the accuracy of its valuation assumptions, counterparty credit risk and changes in interest rates.

See Note 20 "Derivative Financial Instruments and Hedging Activities" to the consolidated financial statements for a tabular summary of Regions' year-end derivatives positions and further discussion.

Regions accounts for residential MSRs at fair market value with any changes to fair value being recorded within mortgage income. Regions enters into derivative transactions to economically mitigate the impact of market value fluctuations related to residential MSRs. Derivative instruments entered into in the future could be materially different from the current risk profile of Regions' current portfolio.

LIQUIDITY

Liquidity is an important factor in the financial condition of Regions and affects Regions' ability to meet the needs of the Company and its customers. Regions' goal in liquidity management is to maintain diverse liquidity sources and reserves sufficient to satisfy the cash flow requirements of depositors and borrowers, under normal and stressed conditions. Accordingly, Regions maintains a variety of liquidity sources to fund its obligations, as further described below. See also Note 23 "Commitments, Contingencies and Guarantees" to the consolidated financial statements for additional discussion of the Company's funding requirements. Furthermore, Regions performs specific procedures, including scenario analyses and stress testing to evaluate and maintain appropriate levels of available liquidity in alignment with liquidity risk.

Regions' operation of its business provides a generally balanced liquidity base which is comprised of customer assets, consisting principally of loans, and funding provided by customer deposits and borrowed funds. Maturities in the loan portfolio provide a steady flow of funds, and are supplemented by Regions' deposit base.

Cash reserves, liquid assets and secured borrowing capabilities aid in the management of liquidity in normal and stressed conditions, and/or meeting the need of contingent events such as obligations related to potential litigation. As part of its normal management practice, Regions maintains collateral and operational readiness to utilize secured funding sources such as the FHLB and the Federal Reserve Bank on a same-day basis (subject to any practical constraints affecting these market participants). While the securities portfolio is a primary source of liquidity, the secured borrowing capabilities, in addition to cash reserves on hand, assist in alleviating the Company's need to sell securities for funding purposes. Liquidity needs can also be met by borrowing funds in national money markets, though Regions does maintain limits on short-term unsecured funding due to the volatility that can affect such markets.

The following table summarizes the Company's available sources of liquidity as of December 31, 2024:

Table 27—Liquidity Sources

	Availability as of December 31, 2024
	(In billions)
Cash at the Federal Reserve Bank[1]	$ 7.8
Unencumbered investment securities[2]	23.1
FHLB borrowing availability	10.2
Federal Reserve Bank borrowing availability through the discount window	21.6
Total liquidity sources	$ 62.7

___
(1) Includes small in transit items that may not yet be reflected in the Federal Reserve Bank master account closing balance.
(2) Unencumbered investment securities comprise securities that are eligible as collateral for secured transactions through market channels or are eligible to be pledged to the FHLB, the Federal Reserve discount window, or the Standing Repo Facility.

The balance with the Federal Reserve Bank is the primary component of the balance sheet line item "interest-bearing deposits in other banks." At December 31, 2024, Regions had approximately $7.8 billion in cash on deposit with the Federal Reserve Bank and other depository institutions, an increase from approximately $4.2 billion at December 31, 2023, driven by incremental secured and unsecured borrowing to optimize liquidity.

The securities portfolio also serves as a primary source and storehouse of liquidity. Proceeds from maturities and principal and interest payments of securities provide a continual flow of funds available for cash needs (see Note 3 "Debt Securities" to the consolidated financial statements). Furthermore, the highly liquid nature of the available for sale securities portfolio (for example, the agency guaranteed MBS portfolio) can be readily used as a source of cash through various secured borrowing arrangements. Regions' securities portfolio consists of residential and commercial agency MBS, U.S. Treasury securities, federal agency securities, and corporate and other debt. In evaluating the liquidity within the securities portfolio, unencumbered investment securities are primarily comprised of U.S Treasury securities and residential and commercial agency MBS. Unencumbered investment securities also includes certain corporate bonds considered to be highly liquid and other securities, primarily non-agency commercial MBS.

Regions' financing arrangement with the FHLB adds additional flexibility in managing the Company's liquidity position. As of December 31, 2024, Regions had $500 million in short-term FHLB borrowings, $2.0 billion in long-term FHLB borrowings and had borrowing capacity as shown in Table 27. FHLB borrowing capacity was determined based on eligible securities and loan amounts, as of December 31, 2024, that were pledged as collateral for future borrowing capacity. Additionally, investment in FHLB stock is required in relation to the level of outstanding borrowings. The FHLB has been and is expected to continue to be a reliable and economical source of funding.

Regions has additional borrowing availability with the Federal Reserve Bank through the discount window as shown in Table 27. Federal Reserve Bank borrowing capacity is determined based on eligible loan amounts that were pledged as collateral for future borrowing capacity. Also through the Federal Reserve Bank, Regions is an eligible Standing Repo Facility counterparty, which supplements Regions' available channels for monetizing unencumbered securities.

Regions maintains a shelf registration statement with the SEC that can be utilized by Regions to issue various debt and/or equity securities. Additionally, Regions' Board has authorized Regions Bank to issue up to $10 billion in aggregate principal amount of bank notes outstanding at any one time. Refer to Note 11 "Borrowed Funds" to the consolidated financial statements for additional information.

Regions may, from time to time, consider opportunistically retiring outstanding issued securities, including subordinated debt in privately negotiated or open market transactions for cash or common shares. Regulatory approval would be required for retirement of some instruments. See Note 14 "Shareholders' Equity and Accumulated Other Comprehensive Income (Loss)" to the consolidated financial statements for additional information.

Regions' liquidity policy requires the holding company to maintain cash sufficient to cover the greater of (1) 18 months of debt service and other cash needs or (2) a minimum cash balance of $500 million. Cash and cash equivalents at the holding company exceeded minimums and totaled $2.4 billion at December 31, 2024. Overall liquidity risk limits are established by the

Board through its Risk Appetite Statement and Liquidity Policy. The Company's Board, LROC and ALCO regularly review compliance with the established limits.

MARKET RISK—PREPAYMENT RISK

Regions, like most financial institutions, is subject to changing prepayment speeds on mortgage-related assets under different interest rate environments. Prepayment risk is a significant risk to earnings and specifically to net interest income. For example, mortgage loans and other financial assets may be prepaid by a borrower, so that the borrower may refinance its obligations at lower rates. As loans and other financial assets prepay in a falling rate environment, Regions must reinvest these funds in lower-yielding assets. Prepayments of assets carrying higher rates reduce Regions' interest income and overall asset yields. Conversely, in a rising rate environment, these assets will prepay at a slower rate, resulting in opportunity cost by not having the cash flow to reinvest at higher rates. Prepayment risk can also impact the value of securities and the carrying value of equity. Regions' greatest exposures to prepayment risks primarily rest in its MBS portfolio, the mortgage fixed-rate loan portfolio and the residential MSR, all of which tend to be sensitive to interest rate movements. Each of these assets is also exposed to prepayment risk due to factors which are not necessarily the result of interest rates, but rather due to changes in policies or programs related, either directly or indirectly, to the U.S. Government's governance over certain lending and financing within the mortgage market. Such policies can work to either encourage or discourage financing dynamics and represent a risk that is extremely difficult to forecast and may be the result of non-economic factors. The Company attempts to monitor and manage such exposures within reasonable expectations while acknowledging all such risks cannot be foreseen or avoided. Further, Regions has prepayment risk that would be reflected in non-interest income in the form of servicing income on the residential MSRs. Regions actively monitors prepayment exposure as part of its overall net interest income forecasting and interest rate risk management.

CREDIT RISK

Regions' objective regarding credit risk is to maintain a credit portfolio that provides for stable credit costs with acceptable volatility through an economic cycle. Regions has various processes to manage credit risk as described below. In order to assess the risk profile of the loan portfolio, Regions considers risk factors within the loan portfolio segments and classes, the current U.S. economic environment and that of its primary banking markets, as well as counterparty risk. See the "Portfolio Characteristics" section found earlier in this report for further information regarding the risk characteristics of each loan type.

Management Process

Credit risk is managed by maintaining a sound credit risk culture, throughout all lines of defense, which ensures that the levels and types of risk taken are aligned with Regions' credit risk appetite. The credit quality of borrowers and counterparties has a significant impact on Regions' earnings; however, the nature of the risk differs by each of the defined businesses which engage in multiple forms of commercial, investor real estate and consumer lending. Regions categorizes the credit risks it faces by asset quality, counterparty exposure, and diversification levels which provides a structure to assess credit risk and guides credit decision-making. Credit policies, another key component of Regions' culture, are designed and adjusted, as needed, to promote sound credit risk management. These policies guide lending activities in a manner consistent with Regions' strategy and provide a framework for achieving asset quality and earnings objectives.

Effective credit risk management requires coordinated identification, measurement, mitigation, monitoring and reporting of credit risk exposure, credit quality, and emerging risk trends. Accordingly, Regions has implemented a credit risk governance structure that provides oversight from the Board to the organizational units in order to maintain open channels of communication.

Occasionally, borrowers and counterparties do not fulfill their obligations and Regions must take steps to mitigate and manage losses. Teams are in place to appropriately identify and manage nonperforming loans, collections, loan modifications, and loss mitigation efforts. Regions maintains an allowance for credit losses that management considers adequate to absorb expected losses in the portfolio.

For a discussion of the process and methodology used to calculate the allowance for credit losses refer to the "Critical Accounting Estimates and Related Policies" section found earlier in this report, Note 1 "Summary of Significant Accounting Policies" and Note 5 "Allowance for Credit Losses" to the consolidated financial statements. Details regarding the allowance for credit losses, including an analysis of activity from the previous year's total, are included in Table 17 "Allowance for Credit Losses". Also, refer to Table 18 "Allowance Allocation" for details pertaining to management's allocation of the allowance to each loan category.

Responsibility and accountability for effectively managing all risks, including credit risk, in the various business units lies with the first line of defense. Risk Management, in the second line of defense, oversees, assesses and effectively challenges the risk-taking activities of the first line of defense. Finally, Credit Risk Review provides ongoing oversight, as a third line of defense function, of the credit portfolios to ensure Regions' activities, and controls, are appropriate for the size, complexity and risk profile of the Company.

Counterparty Risk

Counterparty risk is the risk that the counterparty to a transaction or contract could be unable or unwilling to fulfill its contractual or legal obligations. Exposure may be to a financial institution (such as a commercial bank, an insurance company, a broker dealer, etc.) or a corporate client.

Regions has a centralized approach to approval, management, and monitoring of counterparty exposure. The Counterparty Risk Management Group is responsible for the independent credit risk management of financial institution counterparties and their affiliates. Market Risk Management is responsible for the measurement and stress testing of counterparty exposures. The Corporate and Commercial Credit groups are responsible for the independent credit risk management of client side counterparties.

Financial institution exposure may result from a variety of transaction types generated in one or more departments of the Company. Aggregate exposure limits are established to manage the exposure generated by various areas of the Company. Counterparty client credit risk arises when Regions sells a risk management product to hedge risks in the client's business. Exposures to counterparties are aggregated across departments and regularly reported to senior management.

INFORMATION SECURITY RISK

Regions faces information security risks, such as evolving and adaptive cyber-attacks that are conducted regularly against financial institutions in attempts to compromise or disable information systems. In the event of a cyber-attack or other data breach, Regions may be required to incur significant expenses, including with respect to remediation costs, costs of implementing additional preventative measures, addressing any reputational harm and addressing any related regulatory inquiries or civil litigation arising from the event.

See Part I, Item 1C. *Cybersecurity* found earlier in this report for further information.

FINANCIAL DISCLOSURE AND INTERNAL CONTROLS

Regions maintains internal controls over financial reporting, which generally include those controls relating to the preparation of the consolidated financial statements in conformity with GAAP. Regions' process for evaluating internal controls over financial reporting starts with understanding the risks facing each of its functions and areas, how those risks are controlled or mitigated, and how management monitors those controls to ensure that they are in place and effective. These risks, control procedures and monitoring tools are documented in a standard format. This format not only documents the internal control structures over all significant accounts, but also places responsibility on management for establishing feedback mechanisms to ensure that controls are effective.

Regions also has processes to ensure appropriate disclosure controls and procedures are maintained. These controls and procedures as defined by the SEC are generally designed to ensure that financial and non-financial information required to be disclosed in reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Regions' Disclosure Review Committee, which includes representatives from the legal, tax, finance, risk management, accounting, investor relations, and treasury departments, meets quarterly to review recent internal and external events to determine whether all appropriate disclosures have been made in reports filed with the SEC. In addition, the CEO and CFO meet quarterly with the SEC Filings Review Committee, which includes senior representatives from accounting, legal, risk management, treasury, and the business groups. The SEC Filings Review Committee provides a forum in which senior executives disclose to the CEO and CFO any known significant deficiencies or material weaknesses in Regions' internal controls over financial reporting, and provide reasonable assurance that the financial statements and other contents of the Company's Form 10-K and 10-Q filings are accurate, complete, and timely. As part of this process, certifications of internal control effectiveness are obtained from Regions' associates who are responsible for maintaining and monitoring effective internal controls over financial reporting. These certifications are reviewed and presented to the CEO and CFO as support of the Company's assessment of internal controls over financial reporting. The Form 10-K is presented to the Audit Committee of the Board of Directors for approval, and the Forms 10-Q are reviewed by the Audit Committee. Financial results and other financial information are also reviewed with the Audit Committee on a quarterly basis.

As required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, the CEO and the CFO review and make certifications regarding the accuracy of Regions' periodic public reports filed with the SEC, as well as the effectiveness of disclosure controls and procedures and internal controls over financial reporting. With the assistance of the financial review committees noted in the previous paragraph, Regions continually assesses and monitors disclosure controls and procedures and internal controls over financial reporting, and makes refinements as necessary.

COMPARISON OF 2023 WITH 2022

Refer to the "2023 Results" and "Operating Results" sections of Management's Discussion and Analysis of the Annual Report on Form 10-K for the year ended December 31, 2023, for comparisons of 2023 with 2022.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

This information is set forth in the Risk Management section of Item 7 and is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of the Management of Regions Financial Corporation and subsidiaries (the "Company"), are responsible for establishing and maintaining effective internal control over financial reporting. Regions' internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

All internal controls systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company's financial statements, including the possibility of circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Regions' management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control—Integrated Framework. Based on our assessment, we believe and assert that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on those criteria.

Regions' independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on the following page.

REGIONS FINANCIAL CORPORATION

by   /S/   JOHN M. TURNER, JR.

John M. Turner, Jr.
Chairman, President and Chief Executive Officer

by   /S/   DAVID J. TURNER, JR.

David J. Turner, Jr.
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Regions Financial Corporation

Opinion on Internal Control over Financial Reporting

We have audited Regions Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Regions Financial Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Birmingham, Alabama
February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Regions Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Regions Financial Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Allowance for credit losses

<table>
<tr><td>Description of the Matter</td><td>The Company's loan and lease portfolio and the associated allowance for credit losses (ACL), were $96.7 billion and $1.73 billion as of December 31, 2024, respectively. The provision for credit losses was $487 million for the year ended December 31, 2024. As discussed in Notes 1 and 5 to the consolidated financial statements, the ACL is established to absorb expected credit losses over the contractual life of the loans measured at amortized cost, including unfunded commitments. Management's measurement of expected losses is driven by loss forecasting models which utilize relevant quantitative information about historical experience, current conditions and the reasonable and supportable economic forecast that affects the collectability of the reported amount. Management's estimate for the expected credit losses is established through these quantitative factors, as well as qualitative considerations to account for the imprecision inherent in the estimation process. As a result, management may adjust the ACL for the potential impact of qualitative factors through their established framework. Management's qualitative framework provides for specific model and general imprecision adjustments for such factors as the economic forecast imprecision, potential model imprecision, process imprecision and specific issues or events that Management believes are not adequately captured in the modeled outcomes.

Auditing management's ACL estimate and related provision for credit losses involved a high degree of complexity in evaluating the expected loss forecasting models and subjectivity in evaluating management's measurement of the economic forecast used during the reasonable and supportable period and the qualitative factors.</td></tr>
<tr><td>How We Addressed the Matter in Our Audit</td><td>We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls for establishing the ACL, including: 1) expected loss forecasting models including model validation, monitoring, the completeness and accuracy of key inputs and assumptions used in the models; 2) the development and application of the reasonable and supportable economic forecast; 3) the identification and measurement of qualitative factors.

With respect to expected loss forecasting models, with the support of specialists, we evaluated the conceptual soundness of the model methodology and replicated a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to supporting information.

Regarding the reasonable and supportable economic forecast, with the support of specialists, we assessed the forecasted economic scenario by, among other procedures, evaluating management's methodology for developing the forecast and comparing a sample of key economic variables developed to external sources.

With respect to the identification of qualitative factors, we evaluated the potential impact of imprecision in the quantitative models and hence the need to consider a qualitative adjustment to the ACL for factors which may not be directly measured in the modeled calculations. Regarding measurement of the qualitative factors, with the support of specialists, we evaluated the methodology applied and data utilized by management to estimate the appropriate level of the qualitative factors. We also considered if qualitative adjustments were consistent with external macroeconomic factors and the results produced by the Company's Credit Review, Internal Audit and Model Validation groups.

We evaluated the overall ACL amount, including model estimates and qualitative factor adjustments, and whether the recorded ACL appropriately reflects expected credit losses on the loan portfolio and unfunded credit commitments. We reviewed historical loss statistics, peer-bank information, subsequent events and transactions and considered whether they corroborate or contradict the Company's measurement of the ACL.</td></tr>
</table>

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1971.

Birmingham, Alabama
February 21, 2025

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
	2024	2023
	(In millions, except share data)	
Assets		
Cash and due from banks	$ 2,893	$ 2,635
Interest-bearing deposits in other banks	7,819	4,166
Debt securities held to maturity (estimated fair value of $4,226 and $716, respectively)	4,427	754
Debt securities available for sale (amortized cost of $28,183 and $30,864, respectively)	26,224	28,104
Loans held for sale (includes $234 and $201 measured at fair value, respectively)	594	400
Loans, net of unearned income	96,727	98,379
Allowance for loan losses	(1,613)	(1,576)
Net loans	95,114	96,803
Other earning assets	1,616	1,417
Premises, equipment and software, net	1,673	1,642
Interest receivable	572	614
Goodwill	5,733	5,733
Residential mortgage servicing rights at fair value	1,007	906
Other identifiable intangible assets, net	169	205
Other assets	9,461	8,815
Total assets	$ 157,302	$ 152,194
Liabilities and Equity		
Deposits:		
Non-interest-bearing	$ 39,138	$ 42,368
Interest-bearing	88,465	85,420
Total deposits	127,603	127,788
Borrowed funds:		
Short-term borrowings	500	—
Long-term borrowings	5,993	2,330
Total borrowed funds	6,493	2,330
Other liabilities	5,296	4,583
Total liabilities	139,392	134,701
Equity:		
Preferred stock, authorized 10 million shares, par value $1.00 per share:		
Non-cumulative perpetual, including related surplus, net of issuance costs; issued—1,403,500 shares	1,715	1,659
Common stock, authorized 3 billion shares, par value $0.01 per share:		
Issued including treasury stock—949,510,334 and 963,375,681 shares, respectively	9	10
Additional paid-in capital	11,394	11,757
Retained earnings	9,060	8,186
Treasury stock, at cost— 41,032,676 shares	(1,371)	(1,371)
Accumulated other comprehensive income (loss), net	(2,928)	(2,812)
Total shareholders' equity	17,879	17,429
Noncontrolling interest	31	64
Total equity	17,910	17,493
Total liabilities and equity	$ 157,302	$ 152,194

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31					
	2024		**2023**		**2022**	
	(In millions, except per share data)					
Interest income on:						
Loans, including fees	$	5,732	$	5,733	$	4,088
Debt securities		925		749		688
Loans held for sale		39		40		36
Other earning assets		412		375		290
Total interest income		7,108		6,897		5,102
Interest expense on:						
Deposits		1,971		1,255		197
Short-term borrowings		40		96		—
Long-term borrowings		279		226		119
Total interest expense		2,290		1,577		316
Net interest income		4,818		5,320		4,786
Provision for credit losses		487		553		271
Net interest income after provision for credit losses		4,331		4,767		4,515
Non-interest income:						
Service charges on deposit accounts		612		592		641
Card and ATM fees		467		504		513
Investment management and trust fee income		338		313		297
Capital markets income		348		222		339
Mortgage income		146		109		156
Securities gains (losses), net		(208)		(5)		(1)
Other		562		521		484
Total non-interest income		2,265		2,256		2,429
Non-interest expense:						
Salaries and employee benefits		2,529		2,416		2,318
Equipment and software expense		406		412		392
Net occupancy expense		278		289		300
Other		1,029		1,299		1,058
Total non-interest expense		4,242		4,416		4,068
Income before income taxes		2,354		2,607		2,876
Income tax expense		461		533		631
Net income	$	1,893	$	2,074	$	2,245
Net income available to common shareholders	$	1,774	$	1,976	$	2,146
Weighted-average number of shares outstanding:						
Basic		916		936		935
Diluted		918		938		942
Earnings per common share:						
Basic	$	1.94	$	2.11	$	2.29
Diluted		1.93		2.11		2.28

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31		
	2024	2023	2022
		(In millions)	
Net income	$ 1,893	$ 2,074	$ 2,245
Other comprehensive income (loss), net of tax:			
Unrealized losses on securities transferred to held to maturity:			
Unrealized losses on securities transferred to held to maturity during the period (net of ($192), zero and zero tax effect, respectively)	(562)	—	—
Less: reclassification adjustments for amortization of unrealized losses on securities transferred to held to maturity (net of ($5), ($1) and ($1) tax effect, respectively)	(14)	(1)	(2)
Net change in unrealized losses on securities transferred to held to maturity, net of tax	(548)	1	2
Unrealized gains (losses) on securities available for sale:			
Unrealized losses on securities transferred to held to maturity during the period (net of $192, zero and zero tax effect, respectively)	562	—	—
Unrealized holding gains (losses) arising during the period (net of ($31), $168 and ($927) tax effect, respectively)	(130)	501	(2,725)
Less: reclassification adjustments for securities gains (losses) realized in net income (net of ($52), ($1) and zero tax effect, respectively)	(156)	(4)	(1)
Net change in unrealized gains (losses) on securities available for sale, net of tax	588	505	(2,724)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges:			
Unrealized holding gains (losses) on derivatives arising during the period (net of ($172), ($43) and ($292) tax effect, respectively)	(511)	(124)	(866)
Less: reclassification adjustments for gains (losses) on derivative instruments realized in net income (net of ($106), ($60) and $36 tax effect, respectively)	(314)	(176)	104
Net change in unrealized gains (losses) on derivative instruments, net of tax	(197)	52	(970)
Defined benefit pension plans and other post employment benefits:			
Net actuarial gains (losses) arising during the period (net of $9, ($21) and $7 tax effect, respectively)	18	(61)	33
Less: reclassification adjustments for amortization of actuarial loss and settlements realized in net income (net of ($8), ($11) and ($11) tax effect, respectively)	(23)	(34)	(27)
Net change from defined benefit pension plans and other post employment benefits, net of tax	41	(27)	60
Other comprehensive income (loss), net of tax	(116)	531	(3,632)
Comprehensive income (loss)	$ 1,777	$ 2,605	$ (1,387)

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders' Equity									
	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock, At Cost	Accumulated Other Comprehensive Income (Loss), Net	Total	Non-controlling Interest
	Shares	Amount	Shares	Amount						
	(In millions, except per share data)									
BALANCE AT JANUARY 1, 2022	2	$ 1,659	942	$ 10	$ 12,189	$ 5,550	$ (1,371)	$ 289	$ 18,326	$ —
Net income	—	—	—	—	—	2,245	—	—	2,245	—
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(3,632)	(3,632)	—
Cash dividends declared	—	—	—	—	—	(692)	—	—	(692)	—
Preferred stock dividends	—	—	—	—	—	(99)	—	—	(99)	—
Impact of common stock share repurchases	—	—	(8)	—	(230)	—	—	—	(230)	—
Impact of common stock transactions under compensation plans, net	—	—	—	—	29	—	—	—	29	—
Other	—	—	—	—	—	—	—	—	—	4
BALANCE AT DECEMBER 31, 2022	2	$ 1,659	934	$ 10	$ 11,988	$ 7,004	$ (1,371)	$ (3,343)	$ 15,947	$ 4
Cumulative effect from change in accounting guidance	—	—	—	—	—	28	—	—	28	—
Net income	—	—	—	—	—	2,074	—	—	2,074	—
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	531	531	—
Cash dividends declared	—	—	—	—	—	(822)	—	—	(822)	—
Preferred stock dividends	—	—	—	—	—	(98)	—	—	(98)	—
Impact of common stock share repurchases	—	—	(16)	—	(252)	—	—	—	(252)	—
Impact of common stock transactions under compensation plans, net	—	—	6	—	21	—	—	—	21	—
Other	—	—	—	—	—	—	—	—	—	60
BALANCE AT DECEMBER 31, 2023	2	$ 1,659	924	$ 10	$ 11,757	$ 8,186	$ (1,371)	$ (2,812)	$ 17,429	$ 64
Cumulative effect from change in accounting guidance	—	—	—	—	—	(5)	—	—	(5)	—
Net income	—	—	—	—	—	1,893	—	—	1,893	—
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(116)	(116)	—
Cash dividends declared	—	—	—	—	—	(895)	—	—	(895)	—
Preferred stock dividends	—	—	—	—	—	(104)	—	—	(104)	—
Net proceeds from issuance of Series F preferred stock	—	489	—	—	—	—	—	—	489	—
Redemption of Series B preferred stock	—	(433)	—	—	(52)	(15)	—	—	(500)	—
Impact of common stock share repurchases	—	—	(17)	(1)	(347)	—	—	—	(348)	—
Impact of common stock transactions under compensation plans, net	—	—	2	—	36	—	—	—	36	—
Other	—	—	—	—	—	—	—	—	—	(33)
BALANCE AT DECEMBER 31, 2024	2	$ 1,715	909	$ 9	$ 11,394	$ 9,060	$ (1,371)	$ (2,928)	$ 17,879	$ 31

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2024	**2023**	**2022**
	(In millions)		
Operating activities:			
Net income	$ 1,893	$ 2,074	$ 2,245
Adjustments to reconcile net income to net cash from operating activities:			
Provision for credit losses	487	553	271
Depreciation, amortization and accretion, net	144	236	353
Securities (gains) losses, net	208	5	1
Deferred income tax expense	21	32	22
Originations and purchases of loans held for sale	(6,487)	(4,496)	(4,630)
Proceeds from sales of loans held for sale	6,297	4,440	5,221
(Gain) loss on sale of loans, net	(49)	(45)	(30)
Early extinguishment of debt	—	(4)	—
Net change in operating assets and liabilities:			
Other earning assets	(199)	(109)	(124)
Interest receivable and other assets	(831)	194	(2,242)
Other liabilities	3	(659)	2,092
Other	111	87	(77)
Net cash from operating activities	1,598	2,308	3,102
Investing activities:			
Proceeds from maturities of debt securities held to maturity	105	47	98
Proceeds from sales of debt securities available for sale	5,001	70	1,309
Proceeds from maturities of debt securities available for sale	3,225	2,930	4,433
Purchases of debt securities available for sale	(9,612)	(2,610)	(8,991)
Net (payments for) proceeds from bank-owned life insurance	16	(5)	(4)
Proceeds from sales of loans	160	485	1,793
Purchases of loans	(648)	(426)	(876)
Net change in loans	1,811	(1,755)	(10,325)
Purchases of mortgage servicing rights	(146)	(157)	(288)
Net purchases of other assets	(174)	(186)	(90)
Net cash from investing activities	(262)	(1,607)	(12,941)
Financing activities:			
Net change in deposits	(185)	(3,955)	(7,329)
Net change in short-term borrowings	500	—	—
Proceeds from long-term borrowings	3,740	2,000	—
Payments on long-term borrowings	(100)	(2,000)	—
Cash dividends on common stock	(890)	(787)	(663)
Cash dividends on preferred stock	(104)	(98)	(99)
Net proceeds from issuance of preferred stock	489	—	—
Payment for redemption of preferred stock	(500)	—	—
Repurchases of common stock	(348)	(252)	(230)
Taxes paid related to net share settlement of equity awards	(27)	(35)	(24)
Net cash from financing activities	2,575	(5,127)	(8,345)
Net change in cash and cash equivalents	3,911	(4,426)	(18,184)
Cash and cash equivalents at beginning of year	6,801	11,227	29,411
Cash and cash equivalents at end of period	$ 10,712	$ 6,801	$ 11,227

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Regions Financial Corporation ("Regions" or the "Company") provides a full range of banking and bank-related services to individual and corporate customers through its subsidiaries and branch offices located across the South, Midwest and Texas as well as delivering specialty capabilities nationwide. Regions is subject to the regulations of certain government agencies and undergoes periodic examinations by certain of those regulatory authorities.

The accounting and reporting policies of Regions and the methods of applying those policies that materially affect the consolidated financial statements conform with GAAP and with general financial services industry practices. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and revenues and expenses for the periods presented. Actual results could differ from the estimates and assumptions used in the consolidated financial statements including, but not limited to, the estimates and assumptions related to the allowance for credit losses, fair value measurements, intangibles, MSRs measured at fair value and income taxes.

Regions has evaluated all subsequent events for potential recognition and disclosure through the filing date of this Annual Report on Form 10-K.

During 2024, the Company adopted new accounting guidance related to several topics, as disclosed below in the Recent Accounting Pronouncements section. All prior period amounts impacted by guidance that required retrospective application have been revised.

Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation, except as otherwise noted. These reclassifications are immaterial and have no effect on net income, comprehensive income (loss), total assets, total liabilities, total shareholders' equity or cash flows as previously reported.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Regions, its subsidiaries and certain VIEs. Significant intercompany balances and transactions have been eliminated. Regions considers a voting rights entity to be a subsidiary and consolidates it if Regions has a controlling financial interest in the entity. VIEs are consolidated if Regions has the power to direct the activities of the VIE that significantly impact financial performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE (i.e., Regions is the primary beneficiary). The determination of whether Regions is the primary beneficiary of a VIE is reassessed on an ongoing basis. Investments in companies which are not VIEs but in which Regions has more than minor influence over the operating and financial policies, are accounted for using the equity method of accounting. Investments in VIEs, where Regions is not the primary beneficiary of a VIE, are accounted for using either the proportional amortization method or the equity method of accounting. These investments are included in other assets. The maximum potential exposure to losses relative to investments in VIEs is generally limited to the sum of the outstanding balance, future funding commitments and any related loans to the entity. Loans to these entities are underwritten in substantially the same manner as are other loans and are generally secured. Refer to Note 2 for additional disclosures regarding Regions' significant VIEs.

CASH EQUIVALENTS AND CASH FLOWS

Cash equivalents represent assets that can be converted into cash immediately. At Regions, these assets include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell. Cash flows from loans, either originated or acquired, are classified at that time according to management's intent to either sell or hold the loan for the foreseeable future. When management's intent is to sell the loan, the cash flows of that loan are presented as operating cash flows. When management's intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

The following table summarizes supplemental cash flow information for the years ended December 31:

	2024		2023		2022
	(In millions)				
Cash paid during the period for:					
Interest on deposits and borrowed funds	$	2,219	$ 1,441	$	303
Income taxes, net		64	376		336
Non-cash transfers:					
Securities transferred to held to maturity from available for sale [(1)]		3,763	—		—
Loans held for sale and loans transferred to other real estate		20	21		21
Loans transferred to loans held for sale		18	15		22
Loans held for sale transferred to loans		10	18		24
Properties transferred to held for sale		8	79		6

___
(1) Represents the carrying value of securities transferred in the period.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. It is Regions' policy to take possession of securities purchased under resell agreements either through direct delivery or a tri-party agreement.

DEBT SECURITIES

Management determines the appropriate accounting classification of debt securities at the time of purchase, based on intent, and periodically re-evaluates such designations. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity. Debt securities held to maturity are presented at amortized cost. Debt securities not classified as held to maturity are classified as available for sale and may be sold prior to maturity. Debt securities available for sale are presented at estimated fair value with changes in unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income (loss). See the "Fair Value Measurements" section below for discussion of determining fair value.

The amortized cost of debt securities classified as held to maturity and available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or first call date when applicable, using the effective interest method. Such amortization or accretion is included in interest income on securities. Realized gains and losses are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

For debt securities available for sale, the Company reviews its securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.

Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on debt securities available for sale. Securities held to maturity are evaluated under the allowance for credit losses model. For securities which have an expectation of zero nonpayment of the amortized cost basis (e.g. U.S. Treasury securities or agency securities), the expected credit loss is zero. Refer to Note 3 for further detail and information on securities.

LOANS HELD FOR SALE

Regions' loans held for sale primarily includes commercial loans, investor real estate loans, and residential real estate mortgage loans. Loans held for sale are recorded at either estimated fair value, if the fair value option is elected, or the lower of cost or estimated fair value.

Regions has elected to account for residential real estate mortgages originated with the intent to sell at fair value. Intent is established for these conforming residential real estate mortgage loans when Regions enters into an interest rate lock commitment. Gains and losses on these residential mortgage loans held for sale for which the fair value option has been elected are included in mortgage income. Management has elected the fair value option for certain commercial loans originated with the intent to sell and gains and losses on those loans are included in capital markets income.

Regions also transfers loans that were originally recorded as held for investment to held for sale when management has the intent to sell in the near term. These loans held for sale are recorded at the lower of cost or estimated fair value. The amount is then considered the new cost basis of the loan. At the time of transfer, write-downs on the loans that are credit related are recorded as charge-offs. All other write-downs and gains and losses on the sale of these loans are included in other non-interest

expense or other non-interest income (dependent on the type of loan). See the "Fair Value Measurements" section below for discussion of determining estimated fair value.

LOANS

Regions' loans balance is comprised of commercial, investor real estate and consumer loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are considered loans held for investment (or portfolio loans). Loans held for investment are carried at amortized cost (the principal amount outstanding, net of premiums, discounts, unearned income and deferred loan fees and costs). Regions elected to exclude accrued interest receivable balances from the amortized cost basis. Interest receivable is included as a separate line item on the balance sheet. Interest income on all types of loans is accrued based on the contractual interest rate and the principal amount outstanding using methods that approximate the interest method, except for those loans classified as non-accrual. Premiums and discounts on purchased loans and non-refundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, are deferred and recognized over the contractual or estimated lives of the related loans as an adjustment to the loans' constant effective yield, which is included in interest income on loans. Direct financing, sales-type and leveraged leases are included within the commercial portfolio segment. See Note 4 for further detail and information on loans and Note 13 for further detail and information on leases.

Regions determines past due or delinquency status of a loan based on contractual payment terms.

Commercial and investor real estate loans are placed on non-accrual if any of the following conditions occur: 1) collection in full of contractual principal and interest is no longer reasonably assured (even if current as to payment status), 2) a partial charge-off has occurred, unless the loan has been brought current under its contractual terms (original or restructured terms) and the full originally contracted principal and interest is considered to be fully collectible, or 3) the loan is delinquent on any principal or interest for 90 days or more unless the obligation is secured by collateral having a net realizable value (estimated fair value less costs to sell) sufficient to fully discharge the obligation and the loan is in the legal process of collection. Factors considered regarding full collection include assessment of changes in borrower's cash flow, valuation of underlying collateral, ability and willingness of guarantors to provide credit support, and other conditions. Charge-offs on commercial and investor real estate loans are primarily based on the facts and circumstances of the individual loan and occur when available information confirms the loan is not or will not be fully collectible. Factors considered in making these determinations are the borrower's and any guarantor's ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Commercial and investor real estate loan relationships of $250,000 or less are subject to charge-off or charge down to estimated fair value at 180 days past due, based on collateral value. Certain equipment finance loans are subject to charge-off at 120 days past due.

Non-accrual and charge-off decisions for consumer loans are dictated by the FFIEC's Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans. The charge-off process drives consumer non-accrual status. If a consumer loan secured by real estate in a first lien position (residential first mortgage or home equity) becomes 180 days past due, Regions evaluates the loan for non-accrual status and potential charge-off based on collateral value. For home equity loans and lines of credit in a second lien position, the non-accrual evaluation is performed at 120 days past due and the potential charge-off evaluation is performed at 180 days past due. If a loan is secured by collateral having a net realizable value sufficient to fully discharge the obligation, then a partial write-down is not necessary and the loan remains on accrual status, provided it is in the process of legal collection. If a partial charge-off is necessary as a result of the evaluation, then the remaining balance is placed on non-accrual. Consumer loans not secured by real estate are generally charged-off at either 120 days past due for closed-end loans, 180 days past due for open-end loans other than credit cards or the end of the month in which the loan becomes 180 days past due for credit cards.

When loans are placed on non-accrual status, the accrual of interest, amortization of loan premium, accretion of loan discount and amortization/accretion of deferred net loan fees/costs are discontinued. When a commercial or investor real estate loan is placed on non-accrual status, uncollected interest accrued in the current year is reversed and charged to interest income. Uncollected interest accrued from prior years on commercial and investor real estate loans placed on non-accrual status in the current year is charged against the allowance for loan losses. When a consumer loan is placed on non-accrual status, all uncollected interest accrued is reversed and charged to interest income due to immateriality. Interest collections on commercial and investor real estate non-accrual loans are applied as principal reductions. Interest collections on consumer non-accrual loans are recorded using the cash basis, due to immateriality.

All loans on non-accrual status may be returned to accrual status and interest accrual resumed if all of the following conditions are met: 1) the loan is brought contractually current as to both principal and interest, 2) future payments are reasonably expected to continue being received in accordance with the terms of the loan and repayment ability can be reasonably demonstrated, and 3) the loan has been performing for at least six months.

Purchased Loans

Purchased loans are recorded at their fair value at the acquisition date. Purchased loans are evaluated and classified as either PCD, which indicates that the loan has experienced more than insignificant credit deterioration since origination, or non-

PCD loans. For PCD loans, the sum of the loans' purchase price and allowance for credit losses, which is determined using the same methodology as originated loans, becomes their initial amortized cost basis. For non-PCD loans, the difference between the fair value and the par value is considered the fair value mark. The non-credit discount or premium related to PCD loans and the fair value mark on non-PCD loans is accreted or amortized into interest income over the contractual life of the loan using the effective interest method. Subsequent changes in the allowance to the PCD and non-PCD loans are recognized in the provision for credit losses.

Modifications to Borrowers Experiencing Financial Difficulty

On January 1, 2023, the Company adopted new accounting guidance that eliminated the recognition and measurement guidance for TDRs while enhancing disclosure requirements for certain loan refinancings and restructurings made to borrowers experiencing financial difficulty, also referred to as modifications to troubled borrowers. Modifications to troubled borrowers are considered in the allowance the same as all other portfolio loans as described in the allowance section below. The guidance also requires disclosure of current-period gross write-offs by year of origination. Regions applied the guidance prospectively, except Regions used the modified-retrospective transition method related to the recognition and measurement of TDRs. The cumulative effect of the modified-retrospective application was a decrease in the allowance of $38 million and an increase to retained earnings of $28 million, net of taxes.

Modifications to troubled borrowers are loans where the borrower is experiencing financial difficulty at the time of modification and are undertaken in order to improve the likelihood of repayment. Modification types classified as modifications to troubled borrowers include interest rate reductions, other than insignificant term extensions, other than insignificant payment deferrals, principal forgiveness, or any combination of these. Further details are as follows:

- Interest rate reductions are instances where the absolute interest rate is decreased as part of the modification. In instances where the rate index changes for variable-rate loans, Regions evaluates whether or not the absolute interest rate decreases from the original rate to the updated rate.
- Term extensions are maturity extensions, many of which occur through renewals or restructurings.
- Payment deferrals include modifications wherein the contractual payment term is extended. Examples of payment deferral modifications include, but are not limited to, re-agings, payment delays or holidays, lengthening of amortization terms, allowing for an interest-only payment period, and capitalizing interest payments in loan restructurings.
- Regions rarely grants principal forgiveness modifications.

Modifications to troubled borrowers are subject to policies governing accrual/non-accrual evaluation consistent with all other loans of the same product types. As such, modifications to troubled borrowers may include loans remaining on non-accrual, moving to non-accrual, or continuing on accrual status, depending on the individual facts and circumstances.

ALLOWANCE

The allowance is intended to cover expected credit losses over the contractual life of loans measured at amortized cost, including unfunded commitments. Management's measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and R&S forecasts that affect the collectability of the reported amount. For periods beyond which Regions makes or obtains such R&S forecasts, Regions reverts to historical credit loss information. Regions maintains an appropriate level of allowance that falls within an acceptable range of estimated losses, measured in accordance with GAAP. Management's determination of the appropriateness of the allowance is based on many factors, including, but not limited to, an evaluation and rating of the loan portfolio; historical loan loss experience; current economic conditions; collateral values securing loans; levels of problem loans; volume, growth, quality and composition of the loan portfolio; regulatory guidance; R&S economic forecasts; and other relevant factors. Changes in any of these factors, assumptions, or the availability of new information, could require that the allowance be adjusted in future periods, perhaps materially. Loss forecasting models are built on historical loss information and then applied to the current portfolio. Outputs from the loss forecasting models in combination with Regions' qualitative framework, and other analyses are used to inform management in its estimation of Regions' expected credit losses. Actual losses could vary, perhaps materially, from management's estimates. The entire allowance is available to cover all charge-offs that arise from the loan portfolio.

Regions does not estimate an allowance on interest receivable balances because the Company has non-accrual polices in place that provide for the accrual of interest to cease on a timely basis when all contractual amounts due are not expected.

Regions' allowance calculation is a significant estimate. Regions uses its best judgment to assess economic conditions and loss data in estimating the allowance and these estimates are subject to periodic refinement based on changes in underlying external or internal data. Therefore, assumptions and decisions driving the estimate may change as conditions change. These assumptions and estimates are detailed below.

R & S forecast period

During the two-year R&S forecast period, Regions incorporates forward-looking information by utilizing its internally developed and approved Base economic forecast. The scenario is developed by the Chief Economist and approved through a formal governance process. The Base forecast considers market forward/consensus information and is consistent with the

Company's organization-wide economic outlook. When appropriate, additional scenarios, including externally created scenarios, are considered as part of the determination of the allowance.

Reversion period

Regions utilizes an exponential reversion approach that reverts to TTC rates derived from the simple average of all historical quarterly observations for PD, LGD, EAD and prepayment rates. The length of the reversion period differs by class of financing receivable.

Historical loss period

Regions does not adjust historical loss information for existing economic conditions or expectations of future economic conditions for periods that are beyond the R&S period. Regions utilizes internal historical loss information; however, there are certain loan portfolios that also benefit from the use of external or other reference data due to identified limitations with internal historical data.

Contractual life

Regions estimates expected credit losses over the contractual life of a loan. Regions defines contractual life for non-revolving loans as contractual maturity, net of estimated prepayments and excluding expected extensions, renewals and modifications unless an extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by Regions.

Contractual life of credit card receivables

Regions estimates the life of credit card receivables based on the amount and timing of payments expected to be collected. Regions' credit card allowance estimate only considers the amount of debt outstanding at the reporting date (the current position) because undrawn balances are unconditionally cancellable. Regions classifies credit card accounts into one of three payment patterns: dormant, transacting or revolving. The dormant accounts are idle, carry no balance, and do not contribute to the allowance. The transacting account holders tend to pay the entire balance due every month and are, therefore, subject to practically no interest charges. For transactor accounts, the current position balance is expected to be paid off in one quarter. The revolving accounts tend to be subject to interest charges, and their current position balance liquidates over time. The majority of Regions' credit card portfolio balances are categorized as revolvers for the purpose of the allowance.

Collateral-dependent loans

A loan is considered to be collateral-dependent if the borrower is experiencing financial difficulty and management expects substantial repayment of the loan through the sale or operation of the collateral. Regions' collateral-dependent consumer loans are loans secured by collateral (primarily real estate) that meet the partial charge-down requirements disclosed within this section. Regions defines significant commercial and investor real estate non-accrual loans wherein repayment is expected to be substantially from the sale or operation of collateral as collateral dependent.

For any collateral-dependent loans that meet Regions' specific allowance criteria (see below), Regions will calculate the allowance based on the fair value of collateral, less estimated cost to sell (if applicable). For collateral-dependent consumer, commercial and investor real estate loans that do not meet Regions' specific allowance criteria (as described below), Regions considers the value of the collateral through the LGD component of the loss model based on collateral type.

Credit enhancements

Regions' estimate of credit losses reflects how credit enhancements, other than those that are freestanding contracts, mitigate expected credit losses on financial assets. In the event that a credit enhancement arrangement is considered to be a freestanding contract, Regions excludes the credit enhancement from the related loan when estimating expected credit losses.

Unfunded commitments and other off-balance sheet items

Regions records a liability or allowance for credit losses for the unfunded portion of a loan commitment in the event that Regions does not have the unconditional right to cancel the commitment. For an unfunded commitment to be considered unconditionally cancellable, Regions must be able to, at any time, with or without cause, refuse to extend credit. The liability is measured over the full contractual period for which Regions is exposed to credit risk through a current obligation to extend credit. In determining the liability, management considers the likelihood that funding will occur, and if funded, the related expected credit losses under the allowance model.

Regions' off-balance sheet unfunded commitments in the form of home equity lines, standby letters of credit, commercial letters of credit and commercial revolving products that are deemed to be conditionally cancellable will include unfunded balances within the allowance estimate. Future advances from certain unfunded commitments and other revolving products where Regions does have the unconditional right to cancel these agreements will not be included.

CALCULATION OF ALLOWANCE FOR CREDIT LOSSES

Pooled allowances

The allowance is measured on a collective (pool) basis when similar risk characteristics exist. Segmentation variables for commercial and investor real estate segments include product, loan size, collateral type, risk rating and term. Segmentation variables considered for consumer segments include product, FICO, LTV, age, etc. The allowance is estimated for most portfolios and classes using econometric models to estimate expected credit losses. In general, discounted cash flow models are not used for the purpose of estimating expected losses for the purpose of the ACL. Most of the econometric models include PD, LGD, and EAD components. Less complex estimation methods are used for smaller loan portfolios.

Specific reserves

Due to their size, complexity and individualized risk characteristics and monitoring, the allowance for significant non-accrual commercial and investor real estate loans and unfunded commitments is measured on an individual basis. Loans evaluated individually are not included in the collective evaluation. Regions generally measures the allowance for these loans based on the present value of estimated cash flows, considering all facts and circumstances specific to the borrower and market and economic conditions. The allowance measurement for collateral-dependent loans that meet the individually evaluated threshold is based on the fair value of collateral less cost to sell, if applicable.

Qualitative framework

While quantitative allowance methodologies strive to reflect all risk factors, any estimate involves assumptions and uncertainties resulting in some level of imprecision. Imprecision exists in the estimation process due to the inherent time lag between obtaining information, performing the calculation, as well as variations between estimates and actual outcomes. Regions adjusts the allowance considering quantitative and qualitative factors which may not be directly measured in the modeled calculations. Regions' qualitative framework provides for specific quantitatively supported model adjustments and general imprecision adjustments. Specific model adjustments capture highly specific issues or events that Regions believes are not adequately captured in model outcomes. General imprecision adjustments address other sources of imprecision that are not specifically identifiable or quantifiable to a particular loan portfolio and have not been captured by the model or by a specific model adjustment. Regions considers general imprecision in three dimensions; economic forecast imprecision, model imprecision, and process imprecision.

Refer to Note 5 for further discussion regarding the calculation of the allowance for credit losses.

LEASES

LESSEES

Regions' lease portfolio is primarily composed of property leases that are classified as operating leases. Property leases, which primarily include office locations and retail branches, typically have original lease terms ranging from 1 year to 20 years, some of which may also include an option to extend the lease beyond the original lease term. In some circumstances, Regions may also have an option to terminate the lease early with advance notice. Regions includes renewal and termination options within the lease term if deemed reasonably certain of exercise. As most leases do not state an implicit rate, Regions utilizes the incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments. Leases with a term of 12 months or less are not recorded on the balance sheet. Regions continues to recognize lease payments as an expense over the lease term as appropriate.

Operating leases vary in term and, from time to time, include incentives and/or rent escalations. Examples of incentives include periods of "free" rent and leasehold improvement incentives. Regions recognizes incentives and escalations on a straight-line basis over the lease term as a reduction of or increase to rent expense, as applicable, within net occupancy expense in the consolidated statements of income. See Note 13 for additional information.

LESSORS

Regions engages in both direct financing and sales-type leasing. Regions also has a portfolio of leveraged leases. These arrangements provide equipment financing for leased assets, such as vehicles and aircraft. At the commencement date, Regions (lessor) enters into an agreement with the customer (lessee) to lease the underlying equipment for a specified lease term. The lease agreements may provide customers the option to terminate the lease by buying the equipment at fair market value at the time of termination or at the end of the lease term. Regions' equipment finance asset management group performs due diligence procedures on the lease residual and overall equipment values as part of the origination process. Regions performs lease residual value reviews on an ongoing basis. In order to manage the residual value risk inherent in some of its direct financing leases, Regions purchases residual value insurance from an independent third party.

Sales-type, direct financing, and leveraged leases are recorded within loans on the consolidated balance sheet. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Lease contracts are structured with either fixed or variable lease payment terms. Variable lease payments are based on an index provided within the leasing agreement. Unearned income is recognized over the terms of the leases to produce a constant effective yield. The net investment in leveraged leases is the sum of all lease payments (less non-recourse debt payments) and estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment. See Note 13 for additional information.

OTHER EARNING ASSETS

Other earning assets consist of investments in Federal Reserve Bank stock, FHLB stock, marketable equity securities and other miscellaneous earning assets. Ownership of Federal Reserve Bank and FHLB stock is a requirement for all banks seeking membership into and access to the services provided by these banking systems. These shares are accounted for at amortized cost, which approximates fair value. Marketable equity securities are recorded at fair value with changes in fair value reported in net income. See Note 7 for additional information.

PREMISES, EQUIPMENT AND SOFTWARE

Premises and equipment are stated at cost, less accumulated depreciation and amortization, as applicable. Land is carried at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements (or the terms of the leases, if shorter). Generally, premises and leasehold improvements are depreciated or amortized over 7-40 years. Furniture and equipment are generally depreciated or amortized over 3-10 years. Software is generally depreciated over 3 years (or over a longer estimated life of 5-20 years for larger software systems). Premises, equipment, and software are evaluated for impairment at least annually, or more often if events or circumstances indicate that the carrying value of the asset may not be recoverable. Maintenance and repairs are charged to non-interest expense in the consolidated statements of income. Improvements that either add functionality or extend the useful life of the asset are capitalized to the carrying value and depreciated. See Note 8 for detail of premises and equipment.

INTANGIBLE ASSETS

Intangible assets include goodwill, which is the excess of cost over the fair value of net assets of acquired businesses, and other identifiable intangible assets. Other identifiable intangible assets primarily include relationship assets, which are amortized over their expected useful lives, and agency commercial real estate licenses, which are non-amortizing.

The Company's goodwill is tested for impairment on an annual basis in the fourth quarter, or more often if events or circumstances indicate that there may be impairment. Regions assesses the following indicators of goodwill impairment for each reporting period:

- Recent operating performance,

- Changes in market capitalization,

- Regulatory actions and assessments,

- Changes in the business climate (including legislation, legal factors and competition),

- Company-specific factors (including changes in key personnel, asset impairments, and business dispositions), and

- Trends in the banking industry.

Adverse changes in the economic environment, declining operations of the reporting unit, or other factors could result in a decline in the implied estimated fair value of goodwill. Accounting guidance permits the Company to first assess qualitative factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. If, based on the weight of the evidence, the Company determines it is more likely than not that the fair value exceeds book value, then an impairment test is not necessary. If the Company elects to bypass the qualitative assessment, or concludes that it is more likely than not that the fair value is less than the carrying value, a goodwill impairment test is performed. The Company compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in non-interest expense in an amount equal to that excess.

For purposes of performing the qualitative assessment, Regions' evaluation may include, but is not limited to, events and circumstances since the last impairment analysis, recent operating performance including reporting unit performance, changes in market capitalization, regulatory actions and assessments, changes in the business climate, company-specific factors, and trends in the banking industry to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.

For purposes of performing the goodwill impairment test, if applicable, Regions uses both income and market approaches to value its reporting units. The income approach, which is the primary valuation approach, consists of discounting projected

long-term future cash flows, which are derived from internal forecasts and economic expectations for the respective reporting units. The significant inputs to the income approach include expected future cash flows, the long-term target equity ratios, and the discount rate. The market approaches incorporate comparable public company information, valuation multiples, and consideration of a market control premium along with data related to comparable observed purchase transactions in the financial services industry for the reporting units.

Other identifiable intangible assets are reviewed at least annually (usually in the fourth quarter) for events or circumstances that could impact the recoverability of the intangible asset. These events could include loss of relationships, increased competition, or adverse changes in the economy. To the extent other identifiable intangible assets are deemed unrecoverable, impairment losses are recorded in non-interest expense and reduce the carrying amount of the asset.

Refer to Note 9 for further detail and discussion of the results of the goodwill and other identifiable intangibles impairment tests.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS

Regions accounts for transfers of financial assets as sales when control over the transferred assets is surrendered. Control is generally considered to have been surrendered when 1) the transferred assets are legally isolated from the Company or its consolidated affiliates, even in bankruptcy or other receivership, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to the Company, and 3) the Company does not maintain the obligation or unilateral ability to reclaim or repurchase the assets. If these sale criteria are met, the transferred assets are removed from the Company's balance sheet and a gain or loss on sale is recognized. If not met, the transfer is recorded as a secured borrowing, and the assets remain on the Company's balance sheet, the proceeds from the transaction are recognized as a liability, and gain or loss on sale is deferred until the sale criterion are achieved.

Residential Mortgage Banking Activities

Regions has elected to account for its residential MSRs using the fair value measurement method. Under the fair value measurement method, residential MSRs are measured at estimated fair value each period with changes in fair value recorded as a component of mortgage income. The fair value of residential MSRs is calculated using various assumptions including future cash flows, market discount rates, expected prepayment rates, servicing costs and other factors. A significant change in prepayments of residential mortgages in the servicing portfolio could result in significant valuation adjustments, thus creating potential volatility in the carrying amount of residential MSRs. The valuation method relies on an OAS to consider prepayment risk and equate the asset's discounted cash flows to its market price. See the "Fair Value Measurements" section below for additional discussion regarding determination of fair value.

Commercial Mortgage Banking Activities

Commercial mortgage banking through the DUS lending program

Regions is a DUS lender. The DUS program provides liquidity to the multi-family housing market. Regions' DUS related commercial MSRs are recorded in other assets at the lower of cost or estimated fair value and are amortized in proportion to, and over the estimated period that net servicing income is expected to be received based on projections of the amount and timing of estimated future net cash flows, which is recorded as a component of capital markets income. The amount and timing of estimated future net cash flows are updated based on actual results and updated projections. Regions periodically evaluates these commercial MSRs for impairment. Regions has a one-third loss share guarantee associated with the majority of the DUS servicing portfolio. The other two-thirds loss share guarantee is retained by Fannie Mae. The estimated fair value of the loss share guarantee is recorded in other liabilities.

Commercial mortgage banking through non-DUS agency programs

Regions participates in additional multi-family housing market liquidity activities outside of the DUS lending program through other agency programs. Regions' related commercial MSRs outside of the DUS program are recorded in other assets and accounted for using the fair value measurement method. Under the fair value measurement method, these commercial MSRs are measured at estimated fair value each period with changes in fair value recorded as a component of capital markets income. The fair value of commercial MSRs is calculated using various assumptions including future cash flows, market discount rates, credit spreads, and other factors. See the "Fair Value Measurements" section below for additional discussion regarding determination of fair value.

Refer to Note 6 for further information on servicing of financial assets.

FORECLOSED PROPERTY AND OTHER REAL ESTATE

Other real estate and certain other assets acquired in satisfaction of indebtedness ("foreclosure") are carried in other assets at the lower of the recorded investment in the loan or estimated fair value less estimated costs to sell the property. At the date of transfer from the loan portfolio, if the recorded investment in the loan exceeds the property's estimated fair value less estimated costs to sell, a write-down is recorded against the allowance. Regions allows a period of up to 60 days after the date of transfer to record finalized write-downs as charge-offs against the allowance in order to properly accumulate all related invoices and

updated valuation information, if necessary. Subsequent to transfer, Regions obtains valuations from professional valuation experts and/or third party appraisers on at least an annual basis. See the "Fair Value Measurements" section below for additional discussion regarding determination of fair value. Subsequent to transfer and the additional 60 days, any further write-downs are recorded as other non-interest expense. Gain or loss on the sale of foreclosed property and other real estate is included in other non-interest expense.

From time to time, assets classified as premises and equipment are transferred to held for sale for various reasons. These assets are carried in other assets at the lower of the recorded investment in the asset or estimated fair value less estimated cost to sell based upon the property's appraised value at the date of transfer. Any adjustments to property held for sale are recorded as other non-interest expense.

OTHER INVESTMENT ASSETS

Regions has investments of approximately $263 million and $262 million at December 31, 2024 and 2023, respectively, that are recognized in other assets and accounted for using either the equity method of accounting or the measurement alternative to fair value for equity investments without a readily determinable fair value.

Equity method investments consist primarily of investments in SBICs and private equity funds. Under the equity method of accounting, Regions records its proportionate share of the profits or losses of the investment entity as an adjustment to the carrying value of the investment and as a component of other non-interest income. Dividends and distributions received or receivables from these investments are recorded as reductions to the carrying value of the investments. The net balances of equity method investments were approximately $198 million and $192 million at December 31, 2024 and 2023, respectively.

Equity investments that do not meet the criteria to be accounted for under the equity method and do not have a readily determinable fair value are accounted for at cost under the measurement alternative to fair value with adjustments for impairment and observable price changes as applicable. Dividends received or receivable and observable price changes from these investments are included as components of other non-interest income. These investments consist primarily of investments in strategic partners and certain CRA projects. The carrying amounts of these investments was $65 million and $70 million December 31, 2024 and 2023, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company enters into derivative financial instruments to manage interest rate risk, facilitate asset/liability management strategies and manage other exposures. These instruments primarily include interest rate swaps, options on interest rate swaps, options including interest rate caps, floors and collars, forward rate contracts and forward sale commitments. All derivative financial instruments are recognized as other assets or other liabilities, as applicable, at estimated fair value. Regions enters into master netting agreements with counterparties and/or requires collateral to cover exposures. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the consolidated balance sheets, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement. In at least some cases, counterparties post collateral at a zero threshold regardless of credit rating. The majority of interest rate derivatives traded by Regions with dealing counterparties are subject to mandatory clearing through a central clearinghouse. The variation margin payments made for derivatives cleared through a central clearinghouse are legally characterized as settlements of the derivatives. The counterparty risk for cleared trades effectively moves from the executing broker to the clearinghouse allowing Regions to benefit from the risk mitigation controls in place at the respective clearinghouse.

Interest rate swaps are agreements to exchange interest payments based upon notional amounts. Interest rate swaps subject Regions to market risk associated with changes in interest rates, changes in interest rate volatility, as well as the credit risk that the counterparty will fail to perform. Option contracts involve rights to buy or sell financial instruments on a specified date or over a period at a specified price. These rights do not have to be exercised. Some option contracts such as interest rate floors, involve the exchange of cash based on changes in specified indices. Interest rate floors are contracts to hedge interest rate declines based on a notional amount, generally associated with a principal balance at risk. Interest rate floors subject Regions to market risk associated with changes in interest rates, changes in interest rate volatility, as well as the credit risk that the counterparty will fail to perform. Forward rate contracts are commitments to buy or sell financial instruments at a future date at a specified price or yield. Regions primarily enters into forward rate contracts on marketable instruments, which expose Regions to market risk associated with changes in the value of the underlying financial instrument, as well as the credit risk that the counterparty will fail to perform. Forward sale commitments are sales of securities at a specified price at a future date. Forward sale commitments subject Regions to market risk associated with changes in market value, as well as the credit risk that the counterparty will fail to perform.

The Company elects to account for certain derivative financial instruments as accounting hedges which, based on the exposure being hedged, are either fair value or cash flow hedges.

Fair value hedge relationships mitigate exposure to the change in fair value of the hedged risk in an asset, liability or firm commitment. Certain fair value hedges may be entered into using the portfolio layer method, which allows the Company to hedge the interest rate risk of prepayable financial assets by designating as the hedged item a stated amount of a closed portfolio that is expected to be outstanding for the designated hedge period(s). Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative instrument, as well as the gains and losses attributable to the change in fair value of the hedged item, are recognized in interest income or interest expense in the same income statement line item with the hedged item in the period in which the change in fair value occurs. To the extent the changes in fair value of the derivative do not offset the changes in fair value of the hedged item, the difference is recognized. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable.

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. For cash flow hedge relationships, the entire change in the fair value of the hedging instrument would be recorded in accumulated other comprehensive income (loss) except for amounts excluded from the assessment of hedge effectiveness. Amounts recorded in accumulated other comprehensive income (loss) are recognized in earnings in the same income statement line item where the earnings effect of the hedged item is presented in the period or periods during which the hedged item impacts earnings.

The Company formally documents all hedging relationships, as well as its risk management objective and strategy for entering into various hedge transactions. The Company performs periodic qualitative and quantitative assessments to determine whether the hedging relationship has been highly effective in offsetting changes in fair values or cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future.

 If a hedge relationship is de-designated or if hedge accounting is discontinued because the hedged item no longer exists, or does not meet the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur, the derivative will continue to be recorded as an other asset or other liability in the consolidated balance sheets at its estimated fair value, with changes in fair value recognized in other non-interest expense. Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheets and recognized in other non-interest expense. Gains and losses that were unrecognized and aggregated in accumulated other comprehensive income (loss) pursuant to the hedge of a forecasted transaction are recognized immediately in other non-interest expense.

Derivative contracts for which the Company has not elected to apply hedge accounting are classified as other assets or liabilities with gains and losses related to the change in fair value recognized in capital markets income or mortgage income, as applicable, in the statements of income during the period. These positions, as well as non-derivative instruments, are used to mitigate economic and accounting volatility related to customer derivative transactions, the mortgage pipeline and the fair value of residential MSRs.

Regions enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Accordingly, such commitments are recorded at estimated fair value with changes in fair value recorded in mortgage income or capital markets income, as applicable. Regions also has corresponding forward sale commitments related to these interest rate lock commitments, which are recorded at estimated fair value with changes in fair value recorded in mortgage income or capital markets income, as applicable. See the "Fair Value Measurements" section below for additional information related to the valuation of interest rate lock commitments.

Regions enters into various derivative agreements with customers desiring protection from possible future market fluctuations. Regions manages the market risk associated with these derivative agreements. The contracts in this portfolio for which the Company has elected not to apply hedge accounting are marked-to-market through capital markets income and included in other assets and other liabilities.

Concurrent with the election to use fair value measurement for residential MSRs, Regions began using various derivative instruments to mitigate the impact of changes in the fair value of residential MSRs in the statements of income. This effort may involve the use of various derivative instruments, including, but not limited to, forwards, futures, swaps, options, and TBA's designed as derivative instruments. These derivatives are carried at estimated fair value, with changes in fair value reported in mortgage income.

Derivative assets and liabilities are included in other assets and liabilities as operating cash flows in the consolidated statements of cash flows.

Refer to Note 20 for further discussion and details of derivative financial instruments and hedging activities.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Accrued income taxes and the net balance of deferred tax assets and liabilities are reported in other assets or other liabilities in the consolidated balance sheets, as appropriate. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income

tax expense or benefit, as applicable. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that the Company expects will apply at the time when the deferred tax assets and liabilities are expected to be realized. Deferred tax assets are also recorded for any tax attributes, such as tax credits and net operating loss carryforwards. The Company determines the realization of deferred tax assets by considering all positive and negative evidence available, and a valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense, in the period that includes the enactment date.

The Company will evaluate and recognize income tax benefits related to any uncertain tax positions using the recognition and cumulative-probability measurement thresholds. If the Company does not believe that it is more likely than not that an uncertain tax position will be sustained, the Company records a liability for the uncertain tax position. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest and penalties related to unrecognized tax benefits within current income tax expense.

The Company applies the proportional amortization method in accounting for its investments in qualified affordable housing and economic development projects. This method recognizes the amortized cost of the investment as a component of income tax expense.

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset.

Refer to Note 19 for further discussion regarding income taxes.

TREASURY STOCK AND SHARE REPURCHASES

The purchase of the Company's common stock is recorded at cost. At the date of repurchase, shareholders' equity is reduced by the repurchase price, which, beginning in 2023, includes any required excise tax payments on share repurchases. The Inflation Reduction Act of 2022 provides for a stock buyback excise tax equal to one percent of the fair market value of stock repurchased during the period less the fair market value of any stock issued during the period, including compensatory stock issuances. Treasury stock would be reduced by the cost of such stock with the excess of repurchase price over par or stated value recorded in additional paid-in capital. If the Company subsequently reissues treasury shares, treasury stock is reduced by the cost of such stock with differences recorded in additional paid-in capital or retained earnings, as applicable.

Pursuant to past practice, shares repurchased were immediately retired, and therefore were not included in treasury stock. The Company's policy related to these share repurchases is to reduce its common stock based on the par value of the shares repurchased and to reduce its additional paid-in capital for the excess of the repurchase price over the par value.

SHARE-BASED PAYMENTS

Regions sponsors stock plans which most commonly include restricted stock (i.e., unvested common stock) units, restricted stock awards and performance stock units. The Company accounts for share-based payments under the fair value recognition provisions whereby compensation cost is measured based on the estimated fair value of the award at the grant date and is recognized in the consolidated financial statements on a straight-line basis over the requisite service period for service-based awards. The fair value of restricted stock units, restricted stock awards or performance stock units is determined based on the closing price of Regions common stock on the date of grant. Historical data is also used to estimate future employee attrition, which is considered in calculating estimated forfeitures. Estimated forfeitures are adjusted when actual forfeitures differ from estimates, resulting in the recognition of compensation cost only for awards that vest. The effect of a change in estimated forfeitures is recognized through a cumulative catch-up adjustment that is included in salaries and employee benefits expense in the period of the change in estimate. As compensation cost is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time the share-based awards are exercised, cancelled, have expired, or restrictions are released, the Company may be required to recognize an adjustment to tax expense depending on the market price of the Company's common stock.

See Note 16 for further discussion and details of share-based payments.

EMPLOYEE BENEFIT PLANS

Regions uses an expected long-term rate of return applied to the fair market value of assets as of the beginning of the year and the expected cash flows during the year for calculating the expected investment return on all pension plan assets. At a minimum, amortization of the net gain or loss included in accumulated other comprehensive income resulting from experience different from that assumed and from changes in assumptions is included as a component of net periodic benefit cost if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market value of plan assets. If amortization is required, the minimum amortization is that excess divided by the average remaining service period of participants in the plan for active associates and the estimated average remaining life expectancy of participants in the plan for inactive associates. Regions records the service cost component of net periodic pension and postretirement benefit cost in salaries and employee benefits expense. The other components of net periodic pension and postretirement benefit cost are recorded in other non-interest expense. Regions uses a third-party actuary to compute the remaining service period of active participating employees. This period reflects expected turnover, pre-retirement mortality, and other applicable employee demographics.

See Note 17 for further discussion and details of employee benefit plans.

REVENUE RECOGNITION

The Company records revenue when control of the promised products or services is transferred to the customer (or performance obligations have been met), in an amount that reflects the consideration Regions expects to be entitled to receive in exchange for those products or services. Related to contract costs, Regions expenses sales commissions and any related contract costs when incurred because the amortization period would be one year or less. Related to remaining performance obligations, Regions does not disclose the value of unsatisfied performance obligations for 1) contracts with an original expected length of one year or less and 2) contracts for which revenue is recognized at the amount to which Regions has the right to invoice for services performed.

Interest Income

The largest source of revenue for Regions is interest income. Interest income is recognized using the interest method driven by nondiscretionary formulas based on written contracts, such as loan agreements or securities contracts.

Service Charges on Deposit Accounts

Service charges on deposit accounts include overdraft fees and other service charges. When a depositor presents an item for payment in excess of available funds, overdraft fees are earned when Regions, at its discretion, provides the necessary funds to complete the transaction. Prior to mid-2022, service charges on deposit accounts also included non-sufficient fund fees, which were earned when a depositor presented an item for payment in excess of available funds and an item was returned unpaid.

Regions generates other service charges by providing depositors proper safeguard and remittance of funds as well as by providing optional services for depositors, such as check imaging or treasury management, that are performed upon the depositor's request. Charges for the proper safeguard and remittance of funds are recognized monthly, as the customer retains funds in the account. Regions recognizes revenue for other optional services when the customer uses the selected service to execute a transaction (e.g., execute an ACH wire).

Card and ATM Fees

Card and ATM fees include the combined amounts of credit card, debit card, and ATM related revenue. The majority of the fees are card interchange where Regions earns a fee for remitting cardholder funds (or extends credit) via a third party network to merchants. Regions satisfies performance obligations for each transaction when the card is used and the funds are remitted. The network establishes interchange fees that the merchant remits to Regions for each transaction, and Regions incurs costs from the network for facilitating the interchange with the merchant. Due to its inability to establish prices and direct activities of the related processing network's service, Regions is deemed the agent in this arrangement and records interchange revenues net of related costs. Regions also pays consideration to certain commercial card holders based on interchange fees and contractual volume. These costs are recognized as a reduction to interchange income. Additionally, Regions offers rewards to its customers based on card usage. The costs associated with these programs are recorded when services are provided as a reduction of card fees.

Card and ATM fees also include ATM fee income generated from allowing a Regions cardholder to withdraw funds from a non-Regions ATM and from allowing a non-Regions cardholder to withdraw funds from a Regions ATM. Regions satisfies performance obligations for each transaction when the withdrawal is processed. Regions does not direct activities of the related processing network's service and recognizes revenue on a net basis as the agent in each transaction.

Investment Management and Trust Fee Income

Investment management and trust fee income represents revenue generated from asset management services provided to individuals, businesses, and institutions. Regions has a fiduciary responsibility to the beneficiary of the trust to perform agreed

upon services which can include investing the assets, periodic reporting to the beneficiaries, and providing tax information regarding the trust. In exchange for these trust and custodial services, Regions collects fee income from beneficiaries as contractually determined via fee schedules. Regions' performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Mortgage Income

Mortgage income is recognized when earned or as each transaction occurs through the origination and servicing of residential mortgage loans for long-term investors and sales of residential mortgage loans in the secondary market. Mortgage income also includes any fair value adjustments for residential mortgage loans Regions has elected to measure under the fair value option and fair value adjustments related to residential mortgage servicing rights.

Capital Markets Income

Regions generates capital markets fee revenue through capital raising activities which include revenue streams such as securities underwriting and placement, loan syndication and placement, as well as foreign exchange, derivatives, merger and acquisition and other advisory services, and commercial mortgage banking activities. For those revenue streams, revenue is primarily recognized at a point in time which coincides with the satisfaction of a single performance obligation, typically the transaction closing. Capital markets income also includes any fair value adjustments for commercial mortgage loans Regions has elected to measure under the fair value option and fair value adjustments related to mortgage servicing rights.

Securities underwriting and placement fees involve the issuing and distribution of securities for an underwriting fee from customers. The underwriting fee is a single performance obligation which is satisfied at the time that the transaction is closed, and the amount of the fee is either a fixed or variable percentage based on the deal value which is determinable at the time of deal closing.

Regions generates revenue from affordable housing investments through the syndication of investment funds to third parties. Regions transfers the primary benefits of the investment to the customer and recognizes syndication revenue on the closing date of the transaction.

Bank-Owned Life Insurance

Bank-owned life insurance income primarily represents income earned from the appreciation of the cash surrender value of insurance contracts held and the proceeds of insurance benefits. Regions recognizes revenue each period in the amount of the appreciation of the cash surrender value of the insurance policies. Revenue from the proceeds of insurance benefits is recognized at the time a claim is confirmed.

Commercial Credit Fee Income

Commercial credit fee income includes letters of credit fees and unused commercial commitment fees. Regions recognizes revenue for letters of credit fees and unused commercial commitment fees over time.

Investment Services Fee Income

Investment services fee income represents income earned from investment advisory services. Through the use of third party carriers, Regions provides its customers with access to investment products that meet customers' financial needs and investment objectives. Upon selection of an investment product, the customer enters into a policy with the carrier. Regions' performance obligation is satisfied by fulfilling its responsibility to place customers in investment vehicles for which Regions earns commissions from the carrier based on agreed-upon fee percentages. In addition, Regions has a contractual relationship with a third party broker dealer to provide full service brokerage and investment advisory activities. As the principal in the arrangement, Regions recognizes the investment services commissions on a gross basis.

Securities Gains (Losses), Net

Net securities gains or losses result from Regions' asset/liability management process. Gains or losses on the sale of securities are recognized as each sales transaction occurs with the cost of securities sold based on the specific identification method.

Market Value Adjustments on Employee Benefit Assets

Regions holds assets for certain employee benefit assets, both defined and other. Those assets are recorded at estimated fair value and the market value variations are recognized each period.

Other Miscellaneous Income

Other miscellaneous income includes miscellaneous revenue from affordable housing, income from SBIC investments, valuation adjustments to equity investments, commercial loan and leasing related income, fees from safe deposit boxes, check fees, and other miscellaneous income including unusual gains. Regions recognizes the related fee or gain in a manner that reflects the timing of when transactions occur or as services are provided.

PER SHARE AMOUNTS

Earnings per common share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period, plus the effect of restricted and performance stock awards, if dilutive. Refer to Note 15 for additional information.

FAIR VALUE MEASUREMENTS

Fair value guidance establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),
- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and
- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

Debt securities available for sale, certain mortgage loans held for sale, marketable equity securities, residential MSRs, commercial mortgage servicing through non-DUS agency programs, derivative assets and derivative liabilities are recorded at fair value on a recurring basis. Below is a description of valuation methodologies for these assets and liabilities.

Debt securities available for sale consist of U.S. Treasuries, MBS (including agency securities), obligations of states and political subdivisions, and other debt securities.

- U.S. Treasuries are valued based on quoted market prices of identical assets on active exchanges. Pricing received for U.S. Treasuries from third-party services is based on a market approach using dealer quotes from multiple active market makers and real-time trading systems. These valuations are Level 1 measurements.
- MBS are valued primarily using data from third-party pricing services for similar securities as applicable. Pricing from these third-party services is generally based on a market approach using observable inputs such as benchmark yields, reported trades, broker/dealer quotes, benchmark securities, TBA prices, issuer spreads, bids and offers, monthly payment information, and collateral performance, as applicable. These valuations are Level 2 measurements. Where such comparable data is not available, the Company develops valuations based on assumptions that are not readily observable in the market place; these valuations are Level 3 measurements.
- Obligations of states and political subdivisions are generally based on data from third-party pricing services. The valuations are based on a market approach using observable inputs such as benchmark yields, relevant trade data, material event notices and new issue data. These valuations are Level 2 measurements.
- Other debt securities are valued based on Level 1, 2 and 3 measurements, depending on pricing methodology selected and are valued primarily using data from third-party pricing services. Pricing from these third-party services is generally based on a market approach using observable inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids and offers, and TRACE reported trades.

The majority of Regions' debt securities available for sale are valued using third-party pricing services. To validate pricing related to liquid investment securities, which represent the vast majority of the available for sale portfolio (e.g., MBS), Regions compares price changes received from the third-party pricing service to overall changes in market factors in order to validate the pricing received. To validate pricing received on less liquid investment securities in the available for sale portfolio, Regions receives pricing from third-party brokers-dealers on a sample of securities that are then compared to the pricing received. The pricing service uses standard observable inputs when available, for example: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, and bids and offers, among others. For certain security types, additional inputs may be used, or some inputs may not be applicable. It is not customary for Regions to adjust the pricing received for the available for sale portfolio. In the event that prices are adjusted, Regions classifies the measurement as a Level 3 measurement.

Mortgage loans held for sale consist of residential first mortgage loans and commercial mortgages held for sale. Regions has elected to measure certain residential and commercial mortgage loans held for sale at fair value by applying the fair value option (see additional discussion under the "Fair Value Option" section in Note 21). The residential first mortgage loans held for sale are valued based on traded market prices of similar assets where available and/or discounted cash flows at market interest rates, adjusted for securitization activities that include servicing value and market conditions, a Level 2 measurement. The commercial mortgage loans held for sale are valued based on traded market prices for comparable commercial mortgage-backed securitizations, into which the loans will be placed, adjusted for movements of interest rates and credit spreads, a Level 3 measurement due to the unobservable inputs included in the credit spreads for bonds in commercial mortgage-backed securitizations.

Marketable equity securities, which primarily consist of assets held for certain employee benefits and money market funds, are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements.

Residential mortgage servicing rights are valued using an option-adjusted spread valuation approach, a Level 3 measurement. The underlying assumptions and estimated values are corroborated at least quarterly by values received from independent third parties. See Note 6 for information regarding the servicing of financial assets and additional details regarding the assumptions relevant to this valuation.

Commercial mortgage servicing through non-DUS agency programs are recorded at fair value and are valued using a discounted cash flow approach, a Level 3 measurement. The underlying assumptions and estimated values are corroborated at least annually by values received from independent third parties. See Note 6 for information regarding the servicing of financial assets and additional details regarding the assumptions relevant to this valuation.

Derivative assets and liabilities, which primarily consist of interest rate, foreign exchange, and commodity contracts that include forwards, futures, options and swaps, are included in other assets and other liabilities (as applicable) on the consolidated balance sheets. Interest rate swaps are predominantly traded in over-the-counter markets and, as such, values are determined using widely accepted discounted cash flow models, which are Level 2 measurements. These discounted cash flow models use projections of future cash payments/receipts that are discounted at an appropriate index rate. Regions utilizes forward curves as fair value measurement inputs for the valuation of interest rate and commodity derivatives. The projected future cash flows are sourced from an assumed yield curve, which is consistent with industry standards and conventions. These valuations are adjusted for the unsecured credit risk at the reporting date, which considers collateral posted and the impact of master netting agreements. For options and futures contracts traded in over-the-counter markets, values are determined using discounted cash flow analyses and option pricing models based on market rates and volatilities, which are Level 2 measurements. Interest rate lock commitments on loans intended for sale and risk participations categorized as credit derivatives are valued using option pricing models that incorporate significant unobservable inputs, and therefore are Level 3 measurements.

Securities sold, but not yet purchased are comprised of equity securities the Company has sold but does not yet own for the purpose of hedging institutional brokerage customer activities. The obligations for these transactions are recorded on a trade-date basis, carried at fair value, and reported in other liabilities in the consolidated balance sheets. These obligations are classified as Level 1 when quoted market prices are available in an active market for the identical securities.

ITEMS MEASURED AT FAIR VALUE ON A NON-RECURRING BASIS

From time to time, certain assets may be recorded at fair value on a non-recurring basis. These non-recurring fair value adjustments typically are a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. For example, if the fair value of an asset in these categories falls below its cost basis, it is considered to be at fair value at the end of the period of the adjustment. In periods where there is no adjustment, the asset is generally not considered to be at fair value. The following is a description of the valuation methodologies used for assets measured at fair value on a non-recurring basis.

Foreclosed property and other real estate is carried in other assets at the lower of the recorded investment in the loan or fair value less estimated costs to sell the property. The fair value for foreclosed property that is based on either observable transactions of similar instruments or formally committed sale prices is classified as a Level 2 measurement. If no formally committed sale price is available, Regions also obtains valuations from professional valuation experts and/or third party appraisers. Updated valuations are obtained on at least an annual basis. Foreclosed property exceeding established dollar thresholds is valued based on appraisals. Appraisals are performed by third-parties with appropriate professional certifications and conform to generally accepted appraisal standards as evidenced by the Uniform Standards of Professional Appraisal Practice. Regions' policies related to appraisals conform to regulations established by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and other regulatory guidance. Professional valuations are considered Level 2 measurements because they are based largely on observable inputs. Regions has a centralized appraisal review function that is responsible for reviewing appraisals for compliance with banking regulations and guidelines as well as appraisal standards. Based on these reviews, Regions may make adjustments to the market value conclusions determined in the appraisals of real estate (either as other real estate or loans held for sale) when the appraisal review function determines that the valuation is based

on inappropriate assumptions or where the conclusion is not sufficiently supported by the market data presented in the appraisal. Adjustments to the market value conclusions are discussed with the professional valuation experts and/or third-party appraisers; the magnitude of the adjustments that are not mutually agreed upon is insignificant. Adjustments, if made, must be based on sufficient information available to support an alternate opinion of market value. An estimated standard discount factor, which is updated at least annually, is applied to the appraisal amount for certain commercial and investor real estate properties when the recorded investment in the loan is transferred into foreclosed property. Internally adjusted valuations are considered Level 3 measurements as management uses assumptions that may not be observable in the market. These non-recurring fair value measurements are typically recorded on the date an updated offered quote, appraisal, or third-party valuation is received.

Equity investments without a readily determinable fair value are adjusted prospectively to estimated fair value when an observable price transaction for a same or similar investment with the same issuer occurs; these valuations are Level 3 measurements.

Loans held for sale for which the fair value option has not been elected are recorded at the lower of cost or fair value and therefore may be reported at fair value on a non-recurring basis. The fair values for commercial loans held for sale are based on Company-specific data not observable in the market. These valuations are Level 3 measurements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of financial instruments that are not disclosed above:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets and statements of cash flows approximate the estimated fair values. Because these amounts generally relate to either currency or highly liquid assets, these are considered Level 1 valuations.

Debt securities held to maturity: The fair values of debt securities held to maturity are estimated in the same manner as the corresponding debt securities available for sale, which are measured at fair value on a recurring basis.

Loans (excluding sales-type, direct financing, and leveraged leases), net of unearned income and allowance for loan losses: A discounted cash flow method under the income approach is utilized to estimate the fair value of the loan portfolio. The discounted cash flow method relies upon assumptions about the amount and timing of scheduled principal and interest payments, principal prepayments, and current market rates. The loan portfolio is aggregated into categories based on loan type and credit quality. For each loan category, weighted average statistics, such as coupon rate, age, and remaining term are calculated. These are Level 3 valuations.

Other earning assets (excluding equity investments): The carrying amounts reported in the consolidated balance sheets approximate the estimated fair values. When available, the fair values of these other earning assets are estimated using quoted market prices of identical instruments traded in active markets and are considered Level 1 measurements. Other instruments utilize valuation inputs that are actively quoted and can be validated through external sources or are reported at par as required by regulatory guidelines, and are considered Level 2 valuations.

Deposits: The fair value of non-interest-bearing demand accounts, interest-bearing checking accounts, savings accounts, money market accounts and certain other time deposit accounts is the amount payable on demand at the reporting date (i.e., the carrying amount) and are considered Level 2 valuations. Fair values for certificates of deposit are estimated by using discounted cash flow analyses, based on market spreads to benchmark rates, and are considered Level 2 valuations.

Short-term borrowings: The carrying amounts of short-term borrowings reported in the consolidated balance sheets approximate the estimated fair values, and are considered Level 2 measurements as similar instruments are traded in active markets.

Long-term borrowings: The fair values of certain long term borrowings are estimated using quoted market prices of identical instruments in non-active markets and are considered Level 2 valuations. Otherwise, valuations are based on non-binding broker quotes and are considered Level 3 valuations.

Loan commitments and letters of credit: The fair value of these instruments is reasonably estimated by the carrying value of deferred fees plus the unfunded loan commitments reserve related to the creditworthiness of the counterparty. Because the valuation inputs are not observable in the market and are considered Company specific, these are Level 3 valuations.

See Note 21 for additional information related to fair value measurements.

RECENT ACCOUNTING PRONOUNCEMENTS

The following table provides a brief description of accounting standards adopted in 2024 and those that could have a material impact to Regions' consolidated financial statements upon adoption in the future.

Standard	Description	Required Date of Adoption	Effect on Regions' financial statements or other significant matters
Standards Adopted (or partially adopted) in 2024			
ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323) Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method	This Update allows entities to elect to account for equity investments made primarily for the purpose of receiving income tax credits using the proportional amortization method, regardless of the tax credit program through which the investment earns income tax credits, if certain conditions were met. The Update also sets forth the conditions needed to apply the proportional amortization method. The Update further eliminates certain low income housing tax credit-specific guidance to align the accounting more closely for low income housing tax credits with the accounting for other equity investments in tax credit structures and require that the delayed equity contribution apply only to tax equity investments accounted for using the proportional amortization method.	January 1, 2024	Regions adopted this guidance as of January 1, 2024 with no material impact.
ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The Update requires entities to provide disclosure of significant segment expenses, as defined within the standard, and requires that entities disclose other segment items by reportable segment. These disclosures are required to be made on an annual and interim basis.	January 1, 2024 for the annual reporting period ending December 31, 2024 and for the interim reporting periods beginning in 2025.	Regions adopted this guidance as of January 1, 2024 with no material impact.
Standards Adopted after 2024			
ASU 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60)	This Update requires certain joint ventures, upon formation, to use a new basis of accounting by applying most aspects of the acquisition method for business combinations. New joint ventures generally will recognize and initially measure assets and liabilities at fair value. The Update is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted.	January 1, 2025	Regions adopted this guidance as of January 1, 2025 with no material impact.
ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	This Update incorporates into the Codification 14 of the 27 disclosures referred by the SEC in Release No. 33-10532, Disclosure Update and Simplification. This Update clarifies and improves the disclosure and presentation requirements of a variety of Topics in the Codification to align with the SEC's regulations.	Effective for annual reporting periods beginning after December 15, 2024	The adoption of this guidance is not likely to have a material impact. Regions will continue to evaluate through date of adoption.
ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures.	January 1, 2025	Regions adopted this guidance as of January 1, 2025 for disclosure to appear in the December 31, 2025 Annual Report on Form 10-K with no material impact.
ASU 2024-03, Income Statement Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses	This ASU will change the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (for example, employee compensation, depreciation, and amortization) in expense captions.	January 1, 2027	Regions will continue to evaluate through date of adoption.
ASU 2024-04 Debt with Conversion and Other Options (Subtopic 470-20) Induced Conversions of Convertible Debt Instruments	This ASU will standardize the application of induced conversion guidance in 470-20. This update focuses on how to determine whether a settlement of convertible debt at terms that differ from the original conversion terms should be accounted for under the induced conversion or extinguishment guidance.	January 1, 2026	The adoption of this guidance is not likely to have a material impact. Regions will continue to evaluate through date of adoption.

NOTE 2. VARIABLE INTEREST ENTITIES

Regions is involved in various entities that are considered to be VIEs, as defined by authoritative accounting literature. Generally, a VIE is a corporation, partnership, trust or other legal structure that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The following discusses the VIEs in which Regions has a significant interest.

Regions periodically invests in various limited partnerships that sponsor affordable housing projects and economic development projects, which then provide tax credits to Regions. These investments are funded through a combination of debt and equity. These partnerships meet the definition of a VIE and are collectively referred to as tax credit investments in the table below. On January 1, 2024, the Company adopted accounting guidance that allows the Company to utilize the proportional amortization method of accounting for economic development projects, which has historically been used for affordable housing projects. Economic development projects are not presented in prior periods as their balances were not material. Due to the nature of the management activities of the general partner, Regions is not the primary beneficiary of these partnerships. Refer to Note 1 for additional details. Additionally, Regions has loans or letters of credit commitments with certain limited partnerships. The funded portion of the loans and letters of credit are classified as commercial and industrial loans or investor real estate loans as applicable in Note 4 .

A summary of Regions' tax credit investments and related loans and letters of credit, representing Regions' maximum exposure to loss as of December 31, is as follows:

	2024		2023
	(In millions)		
Tax credit investments included in other assets	$	1,471	$ 1,415
Unfunded tax credit commitments included in other liabilities		590	592
Loans and letters of credit commitments		663	730
Funded portion of loans and letters of credit commitments		336	395

	2024	2023	2022
	(In millions)		
Tax credits and other tax benefits recognized	$ 236	$ 207	$ 180
Tax credit amortization expense included in income tax expense	188	166	149

In addition to the investments discussed above, Regions also syndicates affordable housing investments. In these syndication transactions, Regions creates affordable housing funds in which a subsidiary is the general partner or managing member and sells limited partnership interests to third parties. Regions' general partner or managing member interest represents an insignificant interest in the affordable housing fund. The affordable housing funds meet the definition of a VIE. As Regions is not the primary beneficiary and does not have a significant interest, these investments are not consolidated. At December 31, 2024 and 2023, the value of Regions' general partnership interest in affordable housing investments was immaterial.

NOTE 3. DEBT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of debt securities held to maturity and debt securities available for sale are as follows:

		Recognized in OCI [1]			Not recognized in OCI		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
				December 31, 2024 (In millions)			
Debt securities held to maturity:							
Mortgage-backed securities:							
Residential agency	$ 4,663	$ —	$ (743)	$ 3,920	$ —	$ (186)	$ 3,734
Commercial agency	507	—	—	507	—	(15)	492
	$ 5,170	$ —	$ (743)	$ 4,427	$ —	$ (201)	$ 4,226
Debt securities available for sale:							
U.S. Treasury securities	$ 2,088	$ 2	$ (87)	$ 2,003			$ 2,003
Federal agency securities	460	1	(17)	444			444
Obligations of states and political subdivisions	2	—	—	2			2
Mortgage-backed securities:							
Residential agency	20,482	20	(1,557)	18,945			18,945
Commercial agency	4,389	1	(300)	4,090			4,090
Commercial non-agency	92	—	(10)	82			82
Corporate and other debt securities	670	2	(14)	658			658
	$ 28,183	$ 26	$ (1,985)	$ 26,224			$ 26,224

		Recognized in OCI [1]			Not recognized in OCI		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
				December 31, 2023 (In millions)			
Debt securities held to maturity:							
Mortgage-backed securities:							
Residential agency	$ 247	$ —	$ (8)	$ 239	$ —	$ (16)	$ 223
Commercial agency	516	—	(1)	515	—	(22)	493
	$ 763	$ —	$ (9)	$ 754	$ —	$ (38)	$ 716
Debt securities available for sale:							
U.S. Treasury securities	$ 1,322	$ —	$ (99)	$ 1,223			$ 1,223
Federal agency securities	1,085	4	(46)	1,043			1,043
Obligations of states and political subdivisions	2	—	—	2			2
Mortgage-backed securities:							
Residential agency	19,450	52	(2,130)	17,372			17,372
Commercial agency	7,807	2	(502)	7,307			7,307
Commercial non-agency	93	—	(10)	83			83
Corporate and other debt securities	1,105	4	(35)	1,074			1,074
	$ 30,864	$ 62	$ (2,822)	$ 28,104			$ 28,104

_____

(1) Securities held to maturity gross unrealized losses recognized in OCI resulted from transfers of securities available for sale to held to maturity.

The Company reclassified securities with an amortized cost, excluding items recognized in OCI, of $2.5 billion and $2.0 billion in the third and fourth quarters of 2024, respectively, from available for sale to held to maturity. The Company determined it has both the positive intent and ability to hold these securities to maturity. The securities were transferred at amortized cost, in addition to the amount of any remaining unrealized holding gain or loss reported in AOCI, and represented a non-cash transaction. OCI included net pre-tax unrealized losses of $436 million and $318 million in the third and fourth quarters of 2024, respectively, at the date of transfer and the offsetting OCI components are being amortized into net interest income over the remaining life of the related securities as a yield adjustment, resulting in no impact on future net income.

Debt securities with carrying values of $20.9 billion and $24.0 billion at December 31, 2024 and 2023, respectively, were pledged to secure public funds, trust deposits and other borrowing arrangements.

The amortized cost and estimated fair value of debt securities held to maturity and debt securities available for sale at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In millions)	
Debt securities held to maturity:		
Mortgage-backed securities:		
Residential agency	$ 4,663	$ 3,734
Commercial agency	507	492
	$ 5,170	$ 4,226
Debt securities available for sale:		
Due in one year or less	$ 330	$ 326
Due after one year through five years	2,009	1,931
Due after five years through ten years	743	726
Due after ten years	138	124
Mortgage-backed securities:		
Residential agency	20,482	18,945
Commercial agency	4,389	4,090
Commercial non-agency	92	82
	$ 28,183	$ 26,224

The following tables present gross unrealized losses and the related estimated fair value of debt securities held to maturity and debt securities available for sale at December 31, 2024 and 2023. For debt securities transferred to held to maturity from available for sale, the analysis in the tables below compares the securities' original amortized cost to its current estimated fair value. All securities in an unrealized position are segregated between investments that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more.

	December 31, 2024					
	Less Than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In millions)					
Debt securities held to maturity:						
Mortgage-backed securities:						
Residential agency	$ —	$ —	$ 3,734	$ (929)	$ 3,734	$ (929)
Commercial agency	—	—	492	(15)	492	(15)
	$ —	$ —	$ 4,226	$ (944)	$ 4,226	$ (944)
Debt securities available for sale:						
U.S Treasury securities	$ 612	$ (14)	$ 1,033	$ (73)	$ 1,645	$ (87)
Federal agency securities	155	(3)	195	(14)	350	(17)
Mortgage-backed securities:						
Residential agency	8,012	(203)	9,605	(1,354)	17,617	(1,557)
Commercial agency	1,043	(35)	2,991	(265)	4,034	(300)
Commercial non-agency	—	—	82	(10)	82	(10)
Corporate and other debt securities	59	(1)	397	(13)	456	(14)
	$ 9,881	$ (256)	$ 14,303	$ (1,729)	$ 24,184	$ (1,985)

	December 31, 2023					
	Less Than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In millions)					
Debt securities held to maturity:						
Mortgage-backed securities:						
Residential agency	$ —	$ —	$ 223	$ (23)	$ 223	$ (23)
Commercial agency	—	—	493	(23)	493	(23)
	$ —	$ —	$ 716	$ (46)	$ 716	$ (46)
Debt securities available for sale:						
U.S. Treasury securities	$ 6	$ —	$ 1,201	$ (99)	$ 1,207	$ (99)
Federal agency securities	237	(5)	666	(41)	903	(46)
Mortgage-backed securities:						
Residential agency	241	(3)	15,144	(2,127)	15,385	(2,130)
Commercial agency	612	(7)	6,583	(495)	7,195	(502)
Commercial non-agency	—	—	82	(10)	82	(10)
Corporate and other debt securities	23	—	879	(35)	902	(35)
	$ 1,119	$ (15)	$ 24,555	$ (2,807)	$ 25,674	$ (2,822)

The number of individual debt positions in an unrealized loss position in the tables above increased to 1,722 at December 31, 2024 from 1,703 at December 31, 2023. The increase in the total amount of unrealized losses was impacted by changes in market interest rates. In instances where an unrealized loss existed, there was no indication of an adverse change in credit on the underlying positions in the tables above. As it relates to these positions, management believes no individual unrealized loss represented credit impairment as of those dates. At December 31, 2024, the Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, the positions before the recovery of their amortized cost bases, which may be at maturity.

Gross realized losses on sales of debt securities available for sale totaled $222 million and gross realized gains totaled $14 million for 2024. Therefore, the Company recognized net realized losses of $208 million for 2024. Gross realized gains and losses on sales of debt securities available for sale were immaterial for 2023 and 2022. The cost of securities sold is based on the specific identification method. As part of the Company's normal process for evaluating impairment, including credit-related impairment, impairment identified by management was immaterial for 2024 and 2023. No credit-related impairment was identified by management for 2022.

NOTE 4. LOANS

LOANS

The following table presents the distribution of Regions' loan portfolio by segment and class, net of unearned income as of December 31:

	2024	2023
	(In millions)	
Commercial and industrial	$ 49,671	$ 50,865
Commercial real estate mortgage—owner-occupied	4,841	4,887
Commercial real estate construction—owner-occupied	333	281
Total commercial	54,845	56,033
Commercial investor real estate mortgage	6,567	6,605
Commercial investor real estate construction	2,143	2,245
Total investor real estate	8,710	8,850
Residential first mortgage	20,094	20,207
Home equity lines	3,150	3,221
Home equity loans	2,390	2,439
Consumer credit card	1,445	1,341
Other consumer—exit portfolio	4	43
Other consumer	6,089	6,245
Total consumer	33,172	33,496
Total loans, net of unearned income [1]	$ 96,727	$ 98,379

_____
(1) Loans are presented net of unearned income, unamortized discounts and premiums and deferred loan fees and costs of $981 million and $965 million at December 31, 2024 and December 31, 2023.

See Note 13 for details regarding Regions' investment in sales-type, direct financing, and leveraged leases included within the commercial and industrial loan portfolio.

NOTE 5. ALLOWANCE FOR CREDIT LOSSES

ALLOWANCE FOR CREDIT LOSSES

Regions determines the appropriate level of the allowance on a quarterly basis. Refer to Note 1 for a description of the methodology.

Reflected in the 2023 allowance is the impact of the sale of $284 million of consumer loans in a portfolio of third party relationship loans in the fourth quarter of 2023. In conjunction with the sale, the Company recognized a $35 million fair value mark recorded through charge-offs resulting in a net provision benefit of $27 million and a loss on sale of $8 million.

Reflected in the 2022 allowance is the impact of the sale of $1.2 billion of unsecured consumer loans at the end of the third quarter of 2022 with an associated allowance of $94 million. In conjunction with the sale, the Company recognized a $63 million fair value mark recorded through charge-offs resulting in a net provision benefit of $31 million.

ROLLFORWARD OF ALLOWANCE FOR CREDIT LOSSES

The following tables present analyses of the allowance for credit losses by portfolio segment for December 31, 2024, 2023, and 2022.

	2024			
	Commercial	Investor Real Estate	Consumer	Total
	(In millions)			
Allowance for loan losses, January 1, 2024	$ 722	$ 192	$ 662	$ 1,576
Provision for loan losses	222	87	186	495
Loan losses:				
Charge-offs	(261)	(42)	(258)	(561)
Recoveries	60	3	40	103
Net loan losses	(201)	(39)	(218)	(458)
Allowance for loan losses, December 31, 2024	743	240	630	1,613
Reserve for unfunded credit commitments, January 1, 2024	92	13	19	124
Provision for (benefit from) unfunded credit losses	(1)	(6)	(1)	(8)
Reserve for unfunded credit commitments, December 31, 2024	91	7	18	116
Allowance for credit losses, December 31, 2024	$ 834	$ 247	$ 648	$ 1,729

	2023			
	Commercial	Investor Real Estate	Consumer	Total
	(In millions)			
Allowance for loan losses, December 31, 2022	$ 665	$ 121	$ 678	$ 1,464
Cumulative effect of accounting guidance [1]	(3)	(3)	(32)	(38)
Allowance for loan losses, January 1, 2023 (adjusted for change in accounting guidance)	$ 662	$ 118	$ 646	$ 1,426
Provision for loan losses	205	74	268	547
Loan losses:				
Charge-offs	(197)	—	(293)	(490)
Recoveries	52	—	41	93
Net loan losses	(145)	—	(252)	(397)
Allowance for loan losses, December 31, 2023	722	192	662	1,576
Reserve for unfunded credit commitments, January 1, 2023	72	21	25	118
Provision for (benefit from) unfunded credit losses	20	(8)	(6)	6
Reserve for unfunded credit commitments, December 31, 2023	92	13	19	124
Allowance for credit losses, December 31, 2023	$ 814	$ 205	$ 681	$ 1,700

	2022			
	Commercial	Investor Real Estate	Consumer	Total
	(In millions)			
Allowance for loan losses, January 1, 2022	$ 682	$ 79	$ 718	$ 1,479
Provision for loan losses	40	45	163	248
Loan losses:				
Charge-offs	(107)	(5)	(263)	(375)
Recoveries	50	2	60	112
Net loan losses	(57)	(3)	(203)	(263)
Allowance for loan losses, December 31, 2022	665	121	678	1,464
Reserve for unfunded credit commitments, January 1, 2022	58	8	29	95
Provision for (benefit from) unfunded credit losses	14	13	(4)	23
Reserve for unfunded credit commitments, December 31, 2022	72	21	25	118
Allowance for credit losses, December 31, 2022	$ 737	$ 142	$ 703	$ 1,582

_____
(1) See Note 1 for additional information.

PORTFOLIO SEGMENT RISK FACTORS

The following describe the risk characteristics relevant to each of the portfolio segments.

Commercial—The commercial portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Commercial also includes owner-occupied commercial real estate mortgage loans to operating businesses, which are loans for long-term financing on land and buildings, and are repaid by cash flow generated by business operations. Owner-occupied commercial real estate construction loans are made to commercial businesses for the development of land or construction of a building where the repayment is derived from revenues generated from the business of the borrower. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers' business operations, and is impacted by sensitivity to several other factors, such as market fluctuations in commodity prices.

Investor Real Estate—Loans for real estate development are repaid through cash flow related to the operation, sale or refinance of the property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. A portion of Regions' investor real estate portfolio segment consists of loans secured by residential product types (land, single-family and condominium loans) within Regions' markets. Additionally, this category includes loans made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers. Loans in this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer—The consumer portfolio segment includes residential first mortgage, home equity lines, home equity loans, consumer credit card, other consumer—exit portfolios and other consumer loans. Residential first mortgage loans represent loans to consumers to finance a residence. These loans are typically financed over a 15 to 30 year term and, in most cases, are extended to borrowers to finance their primary residence. Home equity lending includes both home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home. Real estate market values as of the time the loan or line is secured directly affect the amount of credit extended and, in addition, changes in these values impact the depth of potential losses. Consumer credit card lending includes Regions branded consumer credit card accounts. Other consumer—exit portfolios includes lending initiatives through third parties consisting of loans made through automotive dealerships. Regions ceased originating new loans related to these businesses prior to 2020. Other consumer loans include other revolving consumer accounts, indirect and direct consumer loans, and overdrafts. Loans in this portfolio segment are sensitive to unemployment, inflation, and other key consumer economic measures.

CREDIT QUALITY INDICATORS

The commercial and investor real estate portfolio segments' primary credit quality indicator is internal risk ratings which are detailed by categories related to underlying credit quality and probability of default. Regions assigns these risk ratings at loan origination and reviews the relationship utilizing a risk-based approach on, at minimum, an annual basis or at any time management becomes aware of information affecting the borrowers' ability to fulfill their obligations. Both quantitative and qualitative factors are considered in this review process. These categories are utilized to develop the associated allowance for credit losses.

- Pass—includes obligations where the probability of default is considered low;

- Special Mention—includes obligations that have potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Company's position at some future date. Obligations in this category may also be subject to economic or market conditions that may, in the future, have an adverse effect on debt service ability;

- Substandard Accrual—includes obligations that exhibit a well-defined weakness that presently jeopardizes debt repayment, even though they are currently performing. These obligations are characterized by the distinct possibility that the Company may incur a loss in the future if these weaknesses are not corrected;

- Non-accrual—includes obligations where management has determined that full payment of principal and interest is in doubt.

Substandard accrual and non-accrual loans are often collectively referred to as "classified." Special mention, substandard accrual, and non-accrual loans are often collectively referred to as "criticized and classified."

Regions' consumer portfolio segment has various classes that present unique credit risks. Regions considers factors such as periodic updates of FICO scores, accrual status, days past due status, unemployment rates, home prices, and geography as credit quality indicators for the consumer loan portfolio. FICO scores are obtained at origination as part of Regions' formal underwriting process. Refreshed FICO scores are obtained by the Company quarterly for all consumer loans, including residential first mortgage loans. Current FICO data is not available for certain loans in the portfolio for various reasons; for example, if customers do not use sufficient credit, an updated score may not be available. These categories are utilized to develop the associated allowance for credit losses. The higher the FICO score the less probability of default and vice versa.

The following tables present applicable credit quality indicators for the loan portfolio segments and classes, excluding loans held for sale as of December 31, 2024 and 2023 and gross charge-offs for the years ended December 31, 2024 and 2023, both by vintage year. Regions defines the vintage date for the purposes of disclosure as the date of the most recent credit decision. In general, renewals that are categorized as new credit decisions reflect the renewal date as the vintage date. Classes in the commercial and investor real estate portfolio segments are disclosed by risk rating. Classes in the consumer portfolio segment are disclosed by current FICO scores.

	December 31, 2024									
	Term Loans						**Revolving Loans**	**Revolving Loans Converted to Amortizing**	**Other** [1]	**Total**
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**				
	(In millions)									
Commercial and industrial:										
Risk rating:										
Pass	$ 8,285	$ 4,798	$ 6,295	$ 3,284	$ 1,526	$ 3,446	$ 19,165	$ —	$ 114	$ 46,913
Special Mention	59	309	173	61	3	41	460	—	—	1,106
Substandard Accrual	81	179	255	79	32	84	534	—	—	1,244
Non-accrual	48	90	124	37	5	6	98	—	—	408
Total commercial and industrial	$ 8,473	$ 5,376	$ 6,847	$ 3,461	$ 1,566	$ 3,577	$ 20,257	$ —	$ 114	$ 49,671
Commercial real estate mortgage—owner-occupied:										
Risk rating:										
Pass	$ 794	$ 695	$ 796	$ 785	$ 522	$ 808	$ 87	$ —	$ (5)	$ 4,482
Special Mention	5	21	57	33	9	57	2	—	—	184
Substandard Accrual	4	6	37	40	15	33	3	—	—	138
Non-accrual	2	2	5	14	4	9	1	—	—	37
Total commercial real estate mortgage—owner-occupied:	$ 805	$ 724	$ 895	$ 872	$ 550	$ 907	$ 93	$ —	$ (5)	$ 4,841
Commercial real estate construction—owner-occupied:										
Risk rating:										
Pass	$ 131	$ 54	$ 38	$ 30	$ 20	$ 37	$ 7	$ —	$ —	$ 317
Special Mention	—	6	1	—	—	—	—	—	—	7
Substandard Accrual	—	—	3	—	1	—	—	—	—	4
Non-accrual	—	—	—	—	1	4	—	—	—	5
Total commercial real estate construction—owner-occupied:	$ 131	$ 60	$ 42	$ 30	$ 22	$ 41	$ 7	$ —	$ —	$ 333
Total commercial	$ 9,409	$ 6,160	$ 7,784	$ 4,363	$ 2,138	$ 4,525	$ 20,357	$ —	$ 109	$ 54,845
Commercial investor real estate mortgage:										
Risk rating:										
Pass	$ 1,598	$ 464	$ 1,753	$ 747	$ 322	$ 125	$ 314	$ —	$ (2)	$ 5,321
Special Mention	173	12	209	30	11	1	4	—	—	440
Substandard Accrual	76	—	131	39	28	2	107	—	—	383
Non-accrual	167	93	113	—	—	50	—	—	—	423
Total commercial investor real estate mortgage	$ 2,014	$ 569	$ 2,206	$ 816	$ 361	$ 178	$ 425	$ —	$ (2)	$ 6,567
Commercial investor real estate construction:										
Risk rating:										
Pass	$ 300	$ 380	$ 443	$ —	$ —	$ 2	$ 694	$ —	$ (13)	$ 1,806
Special Mention	—	32	218	—	—	—	76	—	—	326
Substandard Accrual	—	—	—	—	—	—	11	—	—	11
Non-accrual	—	—	—	—	—	—	—	—	—	—
Total commercial investor real estate construction	$ 300	$ 412	$ 661	$ —	$ —	$ 2	$ 781	$ —	$ (13)	$ 2,143
Total investor real estate	$ 2,314	$ 981	$ 2,867	$ 816	$ 361	$ 180	$ 1,206	$ —	$ (15)	$ 8,710

	December 31, 2024									
	Term Loans						Revolving Loans	Revolving Loans Converted to Amortizing	Other [(1)]	Total
	2024	2023	2022	2021	2020	Prior				
	(In millions)									
Residential first mortgage:										
FICO scores:										
Above 720	$ 1,111	$ 1,967	$ 2,742	$ 4,055	$ 4,004	$ 2,730	$ —	$ —	$ —	$ 16,609
681-720	107	185	253	289	222	305	—	—	—	1,361
620-680	56	87	141	136	99	283	—	—	—	802
Below 620	15	73	138	150	100	419	—	—	—	895
Data not available	29	31	16	41	46	90	2	—	172	427
Total residential first mortgage	$ 1,318	$ 2,343	$ 3,290	$ 4,671	$ 4,471	$ 3,827	$ 2	$ —	$ 172	$ 20,094
Home equity lines:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,341	$ 48	$ —	$ 2,389
681-720	—	—	—	—	—	—	339	12	—	351
620-680	—	—	—	—	—	—	176	11	—	187
Below 620	—	—	—	—	—	—	96	7	—	103
Data not available	—	—	—	—	—	—	81	5	34	120
Total home equity lines	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,033	$ 83	$ 34	$ 3,150
Home equity loans:										
FICO scores:										
Above 720	$ 328	$ 263	$ 308	$ 329	$ 163	$ 472	$ —	$ —	$ —	$ 1,863
681-720	51	40	49	39	16	56	—	—	—	251
620-680	18	19	23	21	9	48	—	—	—	138
Below 620	3	7	14	13	5	37	—	—	—	79
Data not available	1	1	4	7	4	26	—	—	16	59
Total home equity loans	$ 401	$ 330	$ 398	$ 409	$ 197	$ 639	$ —	$ —	$ 16	$ 2,390
Consumer credit card:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ —	$ —	$ 847	$ —	$ —	$ 847
681-720	—	—	—	—	—	—	270		—	270
620-680	—	—	—	—	—	—	224	—	—	224
Below 620	—	—	—	—	—	—	108	—	—	108
Data not available	—	—	—	—	—	—	18	—	(22)	(4)
Total consumer credit card	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,467	$ —	$ (22)	$ 1,445
Other consumer—exit portfolios:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ —	$ 2	$ —	$ —	$ —	$ 2
681-720	—	—	—	—	—	1	—	—	—	1
620-680	—	—	—	—	—	1	—	—	—	1
Below 620	—	—	—	—	—	1	—	—	—	1
Data not available	—	—	—	—	—	—	—	—	(1)	(1)
Total other consumer—exit portfolios	$ —	$ —	$ —	$ —	$ —	$ 5	$ —	$ —	$ (1)	$ 4
Other consumer[(2)]:										
FICO scores:										
Above 720	$ 898	$ 1,016	$ 1,337	$ 417	$ 232	$ 211	$ 117	$ —	$ —	$ 4,228
681-720	160	191	275	97	49	39	62	—	—	873
620-680	82	111	191	64	31	24	50	—	—	553
Below 620	16	47	117	43	19	16	31	—	—	289
Data not available	71	4	10	6	5	155	2	—	(107)	146
Total other consumer	$ 1,227	$ 1,369	$ 1,930	$ 627	$ 336	$ 445	$ 262	$ —	$ (107)	$ 6,089
Total consumer loans	$ 2,946	$ 4,042	$ 5,618	$ 5,707	$ 5,004	$ 4,916	$ 4,764	$ 83	$ 92	$ 33,172
Total Loans	$ 14,669	$ 11,183	$ 16,269	$ 10,886	$ 7,503	$ 9,621	$ 26,327	$ 83	$ 186	$ 96,727

	December 31, 2023									
	Term Loans									
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Amortizing	Other [(1)]	Total
	(In millions)									
Commercial and industrial:										
Risk rating:										
Pass	$ 8,272	$ 9,123	$ 5,267	$ 2,326	$ 1,376	$ 3,210	$ 18,561	$ —	$ 53	$ 48,188
Special Mention	87	186	71	109	26	90	484	—	—	1,053
Substandard Accrual	141	212	74	38	7	3	678	—	—	1,153
Non-accrual	128	102	37	6	20	10	168	—	—	471
Total commercial and industrial	$ 8,628	$ 9,623	$ 5,449	$ 2,479	$ 1,429	$ 3,313	$ 19,891	$ —	$ 53	$ 50,865
Commercial real estate mortgage—owner-occupied:										
Risk rating:										
Pass	$ 799	$ 954	$ 988	$ 658	$ 343	$ 801	$ 76	$ —	$ (5)	$ 4,614
Special Mention	21	13	33	20	7	13	14	—	—	121
Substandard Accrual	3	34	32	14	8	24	1	—	—	116
Non-accrual	4	3	10	8	3	8	—	—	—	36
Total commercial real estate mortgage—owner-occupied:	$ 827	$ 1,004	$ 1,063	$ 700	$ 361	$ 846	$ 91	$ —	$ (5)	$ 4,887
Commercial real estate construction—owner-occupied:										
Risk rating:										
Pass	$ 89	$ 53	$ 44	$ 24	$ 11	$ 38	$ 3	$ —	$ —	$ 262
Special Mention	—	7	—	—	—	1	—	—	—	8
Substandard Accrual	—	1	—	1	—	1	—	—	—	3
Non-accrual	2	—	—	2	—	4	—	—	—	8
Total commercial real estate construction—owner-occupied:	$ 91	$ 61	$ 44	$ 27	$ 11	$ 44	$ 3	$ —	$ —	$ 281
Total commercial	$ 9,546	$ 10,688	$ 6,556	$ 3,206	$ 1,801	$ 4,203	$ 19,985	$ —	$ 48	$ 56,033
Commercial investor real estate mortgage:										
Risk rating:										
Pass	$ 1,130	$ 1,587	$ 1,135	$ 488	$ 296	$ 110	$ 383	$ —	$ (4)	$ 5,125
Special Mention	269	247	52	59	30	—	90	—	—	747
Substandard Accrual	134	197	—	67	67	3	32	—	—	500
Non-accrual	99	57	37	—	12	28	—	—	—	233
Total commercial investor real estate mortgage	$ 1,632	$ 2,088	$ 1,224	$ 614	$ 405	$ 141	$ 505	$ —	$ (4)	$ 6,605
Commercial investor real estate construction:										
Risk rating:										
Pass	$ 256	$ 836	$ 280	$ 26	$ 2	$ 1	$ 649	$ —	$ (15)	$ 2,035
Special Mention	—	122	—	—	—	—	59	—	—	181
Substandard Accrual	—	25	—	—	—	—	4	—	—	29
Non-accrual	—	—	—	—	—	—	—	—	—	—
Total commercial investor real estate construction	$ 256	$ 983	$ 280	$ 26	$ 2	$ 1	$ 712	$ —	$ (15)	$ 2,245
Total investor real estate	$ 1,888	$ 3,071	$ 1,504	$ 640	$ 407	$ 142	$ 1,217	$ —	$ (19)	$ 8,850
Residential first mortgage:										
FICO scores:										
Above 720	$ 1,939	$ 2,863	$ 4,358	$ 4,390	$ 816	$ 2,353	$ —	$ —	$ —	$ 16,719
681-720	226	298	355	255	52	294	—	—	—	1,480
620-680	86	153	153	112	43	270	—	—	—	817
Below 620	21	90	122	87	53	389	—	—	—	762
Data not available	33	16	49	46	11	92	1	—	181	429
Total residential first mortgage	$ 2,305	$ 3,420	$ 5,037	$ 4,890	$ 975	$ 3,398	$ 1	$ —	$ 181	$ 20,207

	December 31, 2023									
	Term Loans						Revolving Loans	Revolving Loans Converted to Amortizing	Other (1)	Total
	2023	2022	2021	2020	2019	Prior				
	(In millions)									
Home equity lines:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,399	$ 45	$ —	$ 2,444
681-720	—	—	—	—	—	—	346	11	—	357
620-680	—	—	—	—	—	—	184	9	—	193
Below 620	—	—	—	—	—	—	97	7	—	104
Data not available	—	—	—	—	—	—	85	5	33	123
Total home equity lines	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,111	$ 77	$ 33	$ 3,221
Home equity loans:										
FICO scores:										
Above 720	$ 322	$ 370	$ 397	$ 205	$ 93	$ 529	$ —	$ —	$ —	$ 1,916
681-720	53	62	49	22	14	60	—	—	—	260
620-680	19	27	23	8	8	52	—	—	—	137
Below 620	2	8	12	5	7	35	—	—	—	69
Data not available	1	4	5	3	3	25	—	—	16	57
Total home equity loans	$ 397	$ 471	$ 486	$ 243	$ 125	$ 701	$ —	$ —	$ 16	$ 2,439
Consumer credit card:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ —	$ —	$ 780	$ —	$ —	$ 780
681-720	—	—	—	—	—	—	254	—	—	254
620-680	—	—	—	—	—	—	210	—	—	210
Below 620	—	—	—	—	—	—	95	—	—	95
Data not available	—	—	—	—	—	—	20	—	(18)	2
Total consumer credit card	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,359	$ —	$ (18)	$ 1,341
Other consumer—exit portfolios:										
FICO scores:										
Above 720	$ —	$ —	$ —	$ —	$ 2	$ 22	$ —	$ —	$ —	$ 24
681-720	—	—	—	—	1	4	—	—	—	5
620-680	—	—	—	—	—	5	—	—	—	5
Below 620	—	—	—	—	1	7	—	—	—	8
Data not available	—	—	—	—	—	1	—	—	—	1
Total other consumer—exit portfolios	$ —	$ —	$ —	$ —	$ 4	$ 39	$ —	$ —	$ —	$ 43
Other consumer(2):										
FICO scores:										
Above 720	$ 1,312	$ 1,519	$ 501	$ 284	$ 155	$ 118	$ 119	$ —	$ —	$ 4,008
681-720	270	409	136	74	34	29	67	—	—	1,019
620-680	178	294	103	50	21	20	53	—	—	719
Below 620	52	147	65	31	14	13	30	—	—	352
Data not available	94	10	7	5	114	65	1	—	(149)	147
Total other consumer	$ 1,906	$ 2,379	$ 812	$ 444	$ 338	$ 245	$ 270	$ —	$ (149)	$ 6,245
Total consumer loans	$ 4,608	$ 6,270	$ 6,335	$ 5,577	$ 1,442	$ 4,383	$ 4,741	$ 77	$ 63	$ 33,496
Total Loans	$ 16,042	$ 20,029	$ 14,395	$ 9,423	$ 3,650	$ 8,728	$ 25,943	$ 77	$ 92	$ 98,379

(1) Other consists of amounts that are not accounted for at the loan level.
(2) Other consumer class includes overdrafts which are included in the current vintage year.

The following tables present gross charge-offs by vintage year for the years ended December 31, 2024 and 2023.

					2024				
			Term Loans				Revolving Loans		Total
	2024	2023	2022	2021	2020	Prior			
					(In millions)				
Commercial and industrial	$ 12	$ 59	$ 82	$ 15	$ 8	$ 11	$ 70	$	257
Commercial real estate mortgage—owner-occupied	—	—	—	3	—	1	—		4
Total commercial	12	59	82	18	8	12	70		261
Commercial investor real estate mortgage	25	—	6	5	—	6	—		42
Total investor real estate	25	—	6	5	—	6	—		42
Residential first mortgage	—	—	—	—	—	2	—		2
Home equity lines	—	—	—	—	—	—	3		3
Consumer credit card	—	—	—	—	—	—	63		63
Other consumer—exit portfolios	—	—	—	—	—	1	—		1
Other consumer[1]	42	39	57	19	9	13	10		189
Total consumer	42	39	57	19	9	16	76		258
Total gross charge-offs	$ 79	$ 98	$ 145	$ 42	$ 17	$ 34	$ 146	$	561

					2023				
			Term Loans				Revolving Loans		Total
	2023	2022	2021	2020	2019	Prior			
					(In millions)				
Commercial and industrial	$ 12	$ 57	$ 55	$ 28	$ 15	$ 16	$ 12	$	195
Commercial real estate mortgage—owner-occupied	1	—	—	—	—	1	—		2
Total commercial	13	57	55	28	15	17	12		197
Residential first mortgage	—	—	—	—	—	1	—		1
Home equity lines	—	—	—	—	—	—	3		3
Home equity loans	—	—	—	—	—	1	—		1
Consumer credit card	—	—	—	—	—	—	52		52
Other consumer—exit portfolios	—	—	—	—	19	31	—		50
Other consumer[1]	59	57	32	17	9	12	—		186
Total consumer	59	57	32	17	28	45	55		293
Total gross charge-offs	$ 72	$ 114	$ 87	$ 45	$ 43	$ 62	$ 67	$	490

(1) Other consumer class includes overdraft gross charge-offs. The majority of overdraft gross charge-offs for the years ended December 31, 2024 and 2023 are included in the current vintage year.

AGING AND NON-ACCRUAL ANALYSIS

The following tables include an aging analysis of DPD and loans on non-accrual status for each portfolio segment and class as of December 31, 2024 and 2023. Loans on non-accrual status with no related allowance totaled $119 million and $280 million and were comprised of commercial and investor real estate loans at December 31, 2024 and 2023, respectively. Non–accrual loans with no related allowance typically include loans where the underlying collateral is deemed sufficient to recover all remaining principal. Loans that have been fully charged-off do not appear in the tables below.

	2024						
	Accrual Loans						
	30-59 DPD	60-89 DPD	90+ DPD	Total 30+ DPD	Total Accrual	Non-accrual	Total
				(In millions)			
Commercial and industrial	$ 51	$ 18	$ 7	$ 76	$ 49,263	$ 408	$ 49,671
Commercial real estate mortgage—owner-occupied	4	1	1	6	4,804	37	4,841
Commercial real estate construction—owner-occupied	—	—	—	—	328	5	333
Total commercial	55	19	8	82	54,395	450	54,845
Commercial investor real estate mortgage	—	—	—	—	6,144	423	6,567
Commercial investor real estate construction	—	—	—	—	2,143	—	2,143
Total investor real estate	—	—	—	—	8,287	423	8,710
Residential first mortgage	139	78	143	360	20,071	23	20,094
Home equity lines	15	9	16	40	3,124	26	3,150
Home equity loans	11	6	7	24	2,384	6	2,390
Consumer credit card	11	9	20	40	1,445	—	1,445
Other consumer—exit portfolios	1	—	—	1	4	—	4
Other consumer	50	26	27	103	6,089	—	6,089
Total consumer	227	128	213	568	33,117	55	33,172
	$ 282	$ 147	$ 221	$ 650	$ 95,799	$ 928	$ 96,727

	2023						
	Accrual Loans						
	30-59 DPD	60-89 DPD	90+ DPD	Total 30+ DPD	Total Accrual	Non-accrual	Total
				(In millions)			
Commercial and industrial	$ 43	$ 21	$ 11	$ 75	$ 50,394	$ 471	$ 50,865
Commercial real estate mortgage—owner-occupied	3	2	—	5	4,851	36	4,887
Commercial real estate construction—owner-occupied	—	1	—	1	273	8	281
Total commercial	46	24	11	81	55,518	515	56,033
Commercial investor real estate mortgage	—	—	23	23	6,372	233	6,605
Commercial investor real estate construction	—	—	—	—	2,245	—	2,245
Total investor real estate	—	—	23	23	8,617	233	8,850
Residential first mortgage	104	48	95	247	20,185	22	20,207
Home equity lines	17	10	20	47	3,192	29	3,221
Home equity loans	10	4	7	21	2,433	6	2,439
Consumer credit card	11	8	20	39	1,341	—	1,341
Other consumer—exit portfolios	2	1	—	3	43	—	43
Other consumer	60	31	29	120	6,245	—	6,245
Total consumer	204	102	171	477	33,439	57	33,496
	$ 250	$ 126	$ 205	$ 581	$ 97,574	$ 805	$ 98,379

At December 31, 2024 and 2023, the Company had collateral-dependent commercial loans of $264 million and $220 million, respectively. At December 31, 2024 and 2023, the Company had collateral-dependent investor real estate loans of $323 million and $92 million, respectively. The collateral for commercial and investor real estate loans generally consists of all business assets including real estate, receivables and equipment. At December 31, 2024 and 2023, the Company had collateral-dependent residential mortgage and home equity loans and lines totaling $115 million and $93 million, respectively. The collateral for these loans are secured by residential real estate. Refer to Note 1 for additional details for the criteria of collateral dependent loans.

MODIFICATIONS TO BORROWERS EXPERIENCING FINANCIAL DIFFICULTY

The majority of Regions' commercial and investor real estate modifications to troubled borrowers are the result of renewals of classified loans wherein there has been an interest rate reduction and/or maturity extension (that is considered other than insignificant). Similarly, Regions works to meet the individual needs of troubled consumer borrowers through its CAP. Regions designed the program to allow for customer-tailored modifications with the goal of keeping customers in their homes and avoiding foreclosure where possible. Modifications may be offered to any borrower experiencing financial hardship regardless of the borrower's payment status. Consumer modifications to troubled borrowers primarily involve an interest rate reduction and/or a payment deferral or maturity extension that is considered other than insignificant. All CAP modifications that involve an interest rate reduction, principal forgiveness, other than insignificant payment deferral or term extension and/or a combination of these are disclosed as modifications to troubled borrowers because the customer documents a financial hardship in order to participate. Refer to Note 1 for additional information regarding the Company's modifications to troubled borrowers.

For each portfolio segment and class, the following tables present the end of period balances of new modifications to troubled borrowers and the related percentage of the loan portfolio period-end balance by the type of modification in the years ended December 31, 2024 and 2023.

	2024											
	Interest Rate Reduction		Term Extension		Payment Deferral		Term Extension and Interest Rate Reduction		Other		Total	
	$	%[1]	$	%[1]	$	%[1]	$	%[1]	$	%[1]	$	%[1]
	(Dollars in millions)											
Commercial and industrial	$ —	— %	$ 46	0.09 %	$ —	— %	$ 1	— %	$ 3	0.01 %	$ 50	0.10 %
Commercial real estate mortgage—owner-occupied	—	— %	3	0.05 %	—	— %	—	— %	—	— %	3	0.05 %
Total commercial	—	— %	49	0.09 %	—	— %	1	— %	3	0.01 %	53	0.10 %
Commercial investor real estate mortgage	34	0.52 %	111	1.69 %	—	— %	—	— %	27	0.42 %	172	2.62 %
Total investor real estate	34	0.39 %	111	1.28 %	—	— %	—	— %	27	0.31 %	172	1.98 %
Residential first mortgage	—	— %	156	0.78 %	2	0.01 %	6	0.03 %	—	— %	164	0.82 %
Home equity lines	—	— %	1	0.02 %	—	— %	9	0.29 %	—	— %	10	0.30 %
Home equity loans	—	— %	4	0.17 %	—	— %	8	0.34 %	—	— %	12	0.51 %
Total consumer	—	— %	161	0.49 %	2	0.01 %	23	0.07 %	—	— %	186	0.56 %
	$ 34	0.04 %	$ 321	0.33 %	$ 2	— %	$ 24	0.02 %	$ 30	0.03 %	$ 411	0.43 %

	2023									
	Term Extension		Payment Deferral		Term Extension and Interest Rate Reduction		Term Extension and Payment Deferral		Total	
	$	%[1]	$	%[1]	$	%[1]	$	%[1]	$	%[1]
	(Dollars in millions)									
Commercial and industrial	$ 379	0.75 %	$ 139	0.27 %	$ —	— %	$ 37	0.07 %	$ 555	1.09 %
Commercial real estate mortgage—owner-occupied	3	0.05 %	—	— %	—	— %	—	— %	3	0.06 %
Commercial real estate construction—owner-occupied	2	0.67 %	1	0.15 %	—	— %	—	— %	3	0.81 %
Total commercial	384	0.68 %	140	0.25 %	—	— %	37	0.07 %	561	1.00 %
Commercial investor real estate mortgage	213	3.23 %	—	— %	—	— %	—	— %	213	3.23 %
Total investor real estate	213	2.41 %	—	— %	—	— %	—	— %	213	2.41 %
Residential first mortgage	94	0.46 %	2	0.01 %	3	0.02 %	—	— %	99	0.49 %
Home equity lines	1	0.02 %	—	— %	4	0.11 %	—	— %	5	0.13 %
Home equity loans	4	0.17 %	—	— %	5	0.18 %	—	— %	9	0.35 %
Total consumer	99	0.29 %	2	0.01 %	12	0.03 %	—	— %	113	0.34 %
Total	$ 696	0.71 %	$ 142	0.14 %	$ 12	0.01 %	$ 37	0.04 %	$ 887	0.90 %

_____

(1) Amounts calculated based upon whole dollar values.

The end of period balance of unfunded commitments related to modifications to troubled borrowers was $71 million and $106 million at December 31, 2024 and December 31, 2023, respectively.

The following tables present the financial impact of modifications to troubled borrowers during years ended December 31, 2024 and 2023 by portfolio segment, class of financing receivable, and the type of modification. The tables include new modifications to troubled borrowers, as well as renewals of existing modifications to troubled borrowers.

	2024				
	Interest Rate Reduction	Term Extension	Payment Deferral	Term Extension and Interest Rate Reduction	
	Weighted-Average Reduction in Interest Rate	Weighted-Average Term Extension	Weighted-Average Payment Deferral	Weighted-Average Term Extension	Weighted-Average Reduction in Interest Rate
	(In years, except for percentage data)				
Commercial and industrial	—	1.92	—	2.08	1 %
Commercial real estate mortgage—owner-occupied	—	3.58	—	—	—
Commercial investor real estate mortgage	less than 1%	0.83	—	—	—
Residential first mortgage	—	7	0.67	5	less than 1%
Home equity lines	—	—	—	23	2 %
Home equity loans	—	14	—	24	3 %

	2023					
	Term Extension	Payment Deferral	Term Extension and Interest Rate Reduction		Term Extension and Payment Deferral	
	Weighted-Average Term Extension	Weighted-Average Payment Deferral	Weighted-Average Term Extension	Weighted-Average Reduction in Interest Rate	Weighted-Average Term Extension	Weighted-Average Payment Deferral
	(In years, except for percentage data)					
Commercial and industrial	1	0.5	—	—	3	3
Commercial real estate mortgage—owner-occupied	1.5	—	—	—	—	—
Commercial real estate construction—owner-occupied	0.25	—	—	—		
Commercial investor real estate mortgage	0.83	—	—	—	—	—
Residential first mortgage	6	0.83	7	1 %	—	—
Home equity lines	18	—	21	1 %	—	—
Home equity loans	14	—	17	2 %	—	—

In addition to the financial impacts in the table above, during the year ended December 31, 2024, the Company had a commercial investor real estate mortgage loan and a commercial and industrial loan modified from amortizing to an interest-

only structure. Also during the twelve months ended December 31, 2023, there were instances of commercial and industrial payment deferrals in which the amortization period was doubled to maturity.

The following tables include the end of period balances of aging and non-accrual performance for modifications to troubled borrowers modified in the previous twelve-month period by portfolio segment and class as of December 31, 2024 and 2023.

	2024				
	Current	30-89 DPD	90+ DPD	Non-Performing Loans	Total
			(In millions)		
Commercial and industrial	$ 34	$ —	$ —	$ 16	$ 50
Commercial real estate mortgage—owner-occupied	2	—	—	1	3
Total commercial	36	—	—	17	53
Commercial investor real estate mortgage	66	—	—	106	172
Total investor real estate	66	—	—	106	172
Residential first mortgage	113	31	13	7	164
Home equity lines	9	—	—	1	10
Home equity loans	9	1	—	2	12
Total consumer	131	32	13	10	186
	$ 233	$ 32	$ 13	$ 133	$ 411

	2023				
	Current	30-89 DPD	90+ DPD	Non-Performing Loans	Total
			(In millions)		
Commercial and industrial	$ 355	$ —	$ 5	$ 195	$ 555
Commercial real estate mortgage—owner-occupied	1	—	—	2	3
Commercial real estate construction—owner-occupied	—	—	—	3	3
Total commercial	356	—	5	200	561
Commercial investor real estate mortgage	151	—	—	62	213
Total investor real estate	151	—	—	62	213
Residential first mortgage	75	16	5	3	99
Home equity lines	5	—	—	—	5
Home equity loans	6	1	—	2	9
Total consumer	86	17	5	5	113
	$ 593	$ 17	$ 10	$ 267	$ 887

For modifications to troubled borrowers, a subsequent payment default is defined in terms of delinquency, when a principal or interest payment is 90 days past due or classified as non-accrual status during the reporting period. Subsequent defaults of the loans restructured as a modification to a troubled borrower during the years ended December 31, 2024 and 2023 totaled $257 million and $116 million, respectively.

NOTE 6. SERVICING OF FINANCIAL ASSETS

RESIDENTIAL MORTGAGE BANKING ACTIVITIES

The fair value of residential MSRs is calculated using various assumptions including future cash flows, market discount rates, expected prepayment rates, servicing costs and other factors. A significant change in prepayments of mortgages in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of residential MSRs. The Company compares fair value estimates and assumptions to observable market data where available, and also considers recent market activity and actual portfolio experience.

The table below presents an analysis of residential MSRs under the fair value measurement method for the years ended December 31:

		2024		2023		2022
			(In millions)			
Carrying value, beginning of year	$	906	$	812	$	418
Additions		26		27		44
Purchases [1]		138		158		301
Increase (decrease) in fair value [2]:						
Due to change in valuation inputs or assumptions		60		17		127
Economic amortization associated with borrower repayments [3]		(123)		(108)		(78)
Carrying value, end of year	$	1,007	$	906	$	812

_____

(1) Purchases of residential MSRs can be structured with cash hold back provisions, therefore the timing of payment may be made in future periods.
(2) Included in mortgage income. Amounts presented exclude offsetting impact from related derivatives.
(3) Includes both total loan payoffs as well as partial paydowns. Regions' MSR decay methodology is a discounted net cash flow approach.

Data and assumptions used in the fair value calculation, as well as the valuation's sensitivity to rate fluctuations, related to residential MSRs (excluding related derivative instruments) as of December 31 are as follows:

		2024		2023
		(Dollars in millions)		
Unpaid principal balance	$	67,546	$	62,059
Weighted-average CPR (%)		8.0 %		8.2 %
Estimated impact on fair value of a 10% increase	$	(37)	$	(43)
Estimated impact on fair value of a 20% increase	$	(78)	$	(79)
Option-adjusted spread (basis points)		505		482
Estimated impact on fair value of a 10% increase	$	(22)	$	(19)
Estimated impact on fair value of a 20% increase	$	(45)	$	(39)
Weighted-average coupon interest rate		3.8 %		3.8 %
Weighted-average remaining maturity (months)		296		302
Weighted-average servicing fee (basis points)		27.3		27.4

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the residential MSRs is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change. The derivative instruments utilized by Regions would serve to reduce the estimated impacts to fair value included in the table above.

Servicing related fees, which include contractually specified servicing fees, late fees and other ancillary income resulting from the servicing of residential mortgage loans totaled $191 million, $165 million, and $137 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Residential mortgage loans are sold in the secondary market with standard representations and warranties regarding certain characteristics such as the quality of the loan, the absence of fraud, the eligibility of the loan for sale and the future servicing associated with the loan. Regions may be required to repurchase these loans at par, or make-whole or indemnify the purchasers for losses incurred when representations and warranties are breached.

Regions maintains an immaterial repurchase liability related to residential mortgage loans sold with representations and warranty provisions. This repurchase liability is reported in other liabilities on the consolidated balance sheets and reflects management's estimate of losses based on historical repurchase and loss trends, as well as other factors that may result in anticipated losses different from historical loss trends. Adjustments to this reserve are recorded in other non-interest expense on the consolidated statements of income.

COMMERCIAL MORTGAGE BANKING ACTIVITIES

Regions engages in the servicing of commercial mortgage loans through agreements with the agencies and through a DUS lending program. Commercial MSRs of loans through the agency programs are measured at fair value while commercial MSRs of loans through the DUS lending program are measured at cost and subsequently amortized.

Commercial mortgage banking through non-DUS agency programs

The fair value of commercial MSRs through non-DUS agency programs is calculated using various assumptions including future cash flows, market discount rates, expected prepayment rates, servicing costs and other factors. A significant change in prepayments of mortgages in this servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of these commercial MSRs. The Company compares fair value estimates and assumptions to observable market data where available, and also considers recent market activity and actual portfolio experience. Regions assumes a loss share guarantee associated with loans sold to Fannie Mae. See Note 1 for additional information. Also see Note 23 for additional information related to the guarantee.

The table below presents an analysis of commercial MSRs through the agency programs under the fair value measurement method for the years ended December 31:

	2024	2023	2022
	(In millions)		
Carrying value, beginning of year	$ 81	$ 78	$ 62
Additions	23	5	18
Increase (decrease) in fair value[1]:			
Due to change in valuation inputs or assumptions	9	13	12
Economic amortization associated with borrower repayments[2]	(16)	(15)	(14)
Carrying value, end of year	$ 97	$ 81	$ 78

---

(1)   Included in capital markets income. Amounts presented exclude offsetting impact from related derivatives.
(2)   Includes both total loan payoffs as well as partial paydowns. Regions' MSR decay methodology is a discounted net cash flow approach.

Data and assumptions used in the fair value calculation, as well as the valuation's sensitivity to rate fluctuations, related to commercial MSRs through non-DUS agency programs (excluding related derivative instruments) as of December 31 are as follows:

	2024	2023
	(Dollars in millions)	
Unpaid principal balance	$ 7,425	$ 5,913
Weighted-average CPR (%)	7.7 %	8.1 %
Estimated impact on fair value of a 10% increase	$ (1)	$ (1)
Estimated impact on fair value of a 20% increase	$ (3)	$ (2)
Weighted-average discount rate (%)	7.1 %	7.1 %
Estimated impact on fair value of a 10% increase	$ (2)	$ (2)
Estimated impact on fair value of a 20% increase	$ (5)	$ (4)
Weighted-average coupon interest rate	4.7 %	4.3 %
Weighted-average remaining maturity (months)	150	161
Weighted-average servicing fee (basis points)	26.4	30.1

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the commercial MSRs is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change. The derivative instruments utilized by Regions would serve to reduce the estimated impacts to fair value included in the table above.

Servicing related fees, which include contractually specified servicing fees, late fees and other ancillary income resulting from the servicing of commercial mortgage loans through the agency programs totaled $24 million, $22 million, and $19 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Commercial mortgage banking through the DUS lending program

Regions is an approved DUS lender. The DUS program provides liquidity to the multi-family housing market. In connection with the DUS program, Regions services commercial mortgage loans, retains commercial MSRs and intangible assets associated with the DUS license, and assumes a loss share guarantee associated with the loans. See Note 1 for additional information. Also see Note 23 for additional information related to the guarantee.

The table below presents an analysis of commercial DUS MSRs under the amortization measurement method for the years ended December 31:

	2024	2023	2022
	(In millions)		
Carrying value, beginning of year	$ 87	$ 81	$ 86
Additions	20	21	12
Economic amortization associated with borrower repayments [1]	(17)	(15)	(17)
Carrying value, end of year	$ 90	$ 87	$ 81

———
(1) Economic amortization associated with borrower repayments includes both total loan payoffs as well as partial paydowns.

Regions periodically evaluates DUS MSRs for impairment based on fair value. The estimated fair value of the DUS MSRs was approximately $117 million, $109 million, and $96 million at December 31, 2024, 2023, and 2022.

Servicing related fees in connection with the DUS program, which include contractually specified servicing fees, late fees and other ancillary income resulting from the servicing of DUS commercial mortgage loans totaled $26 million, $23 million, and $24 million for the year ended December 31, 2024, 2023, and 2022.

NOTE 7. OTHER EARNING ASSETS

Other earning assets consist of investments in Federal Reserve Bank stock, FHLB stock, marketable equity securities and other miscellaneous earning assets.

FEDERAL RESERVE BANK AND FHLB STOCK

The following table presents the amount of Regions' investments in Federal Reserve Bank and FHLB stock as of December 31:

	2024	2023
	(In millions)	
Federal Reserve Bank stock	$ 492	$ 434
FHLB stock	140	18

MARKETABLE EQUITY SECURITIES

Marketable equity securities carried at fair value, which primarily consist of assets held for certain employee benefits and money market funds, are reported in other earning assets. Total marketable equity securities were $819 million and $813 million at December 31, 2024 and 2023, respectively. Unrealized gains recognized in earnings for marketable equity securities still being held by the Company were $25 million and $15 million during 2024 and 2023, respectively. Unrealized losses recognized in earnings for marketable equity securities still being held by the Company were $45 million during 2022.

OTHER MISCELLANEOUS EARNING ASSETS

Other miscellaneous earning assets consist of long-term certificates of deposit at other institutions and other receivables. Other miscellaneous earning assets were $165 million and $152 million at December 31, 2024 and 2023, respectively.

NOTE 8. PREMISES, EQUIPMENT AND SOFTWARE, NET

A summary of premises, equipment and software, net at December 31 is as follows:

	2024	2023
	(In millions)	
Land	$ 409	$ 409
Premises and improvements	1,568	1,555
Furniture and equipment	1,122	1,103
Software	378	1,034
Leasehold improvements	457	449
Construction in progress	273	150
	4,207	4,700
Accumulated depreciation and amortization	(2,534)	(3,058)
	$ 1,673	$ 1,642

NOTE 9. INTANGIBLE ASSETS

GOODWILL

Goodwill allocated to each reportable segment (each a reporting unit) at both December 31, 2024 and 2023 is presented as follows:

	(In millions)
Corporate Bank	$ 3,006
Consumer Bank	2,334
Wealth Management	393
	$ 5,733

Regions assessed the indicators of goodwill impairment for all three reporting units as part of its annual impairment test, as of October 1, 2024, and through the date of the filing of this Annual Report, by performing a qualitative assessment of goodwill at the reporting unit level. See Note 1 for additional information on the qualitative assessment. The results of the annual test indicated that it is more likely than not that the estimated fair value of each reporting unit exceeded its carrying amount as of the test date; therefore, a quantitative goodwill impairment test was deemed unnecessary.

OTHER IDENTIFIABLE INTANGIBLE ASSETS

The following table presents other identifiable intangible assets and related accumulated amortization as of December 31:

	2024	2023	2024	2023	2024	2023
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
	(In millions)					
Core deposit intangibles	$ 1,011	$ 1,011	$ 1,011	$ 1,010	$ —	$ 1
Purchased credit card relationship assets	175	175	173	169	2	6
Relationship assets [1]	267	267	120	90	147	177
Other—amortizing [2]	26	26	25	24	1	2
Agency commercial real estate licenses [3]	16	16	—	—	16	16
Other—non-amortizing [4]	3	3	—	—	3	3
	$ 1,498	$ 1,498	$ 1,329	$ 1,293	$ 169	$ 205

_____

(1) Includes intangible assets related to broker and contractor origination networks, vendor networks, and customer relationships.
(2) Includes intangible assets primarily related to acquired trust services, trade names, intellectual property, and employee agreements.
(3) Includes a DUS license acquired in 2014 and commercial real estate licenses acquired in 2021 that are non-amortizing intangible assets. In 2022, an immaterial purchase accounting adjustment resulted in an update to commercial real estate licenses. Refer to Note 6 for additional information related to the DUS license.
(4) Includes non-amortizing intangible assets related to other acquired trust services.

Core deposit intangibles, purchased credit card relationships and relationship assets are amortized in other non-interest expense on an accelerated basis over their expected useful lives. Other amortizing intangibles are amortized in other non-interest expense on a straight line basis over their expected useful lives.

The aggregate amount of amortization expense for amortizing intangible assets is estimated as follows:

	Year Ended December 31
	(In millions)
2025	$ 30
2026	25
2027	21
2028	18
2029	16

Identifiable intangible assets other than goodwill are reviewed at least annually, usually in the fourth quarter, for events or circumstances that could impact the recoverability of the intangible asset. Regions concluded that no impairment for any identifiable intangible assets occurred during 2024, 2023 or 2022.

NOTE 10. DEPOSITS

The following schedule presents a detail of interest-bearing deposits at December 31:

	2024		2023	
	(In millions)			
Interest-bearing checking	$	25,079	$	24,480
Savings		12,022		12,604
Money market—domestic		35,644		33,364
Time deposits		15,720		14,972
Total interest-bearing deposits	$	88,465	$	85,420

At December 31, 2024, the aggregate amounts of maturities of all time deposits (deposits with stated maturities, consisting primarily of certificates of deposit and IRAs) were as follows:

	December 31, 2024	
	(In millions)	
2025	$	14,391
2026		1,022
2027		219
2028		56
2029		27
Thereafter		5
	$	15,720

NOTE 11. BORROWED FUNDS

SHORT-TERM BORROWINGS

Short-term borrowings consist of FHLB advances and were $500 million at December 31, 2024 and zero at December 31, 2023. The levels of short-term borrowings can fluctuate depending on the Company's funding needs and the sources utilized.

LONG-TERM BORROWINGS

Long-term borrowings at December 31 consist of the following:

	2024		2023	
	(In millions)			
Regions Financial Corporation (Parent):				
2.25% senior notes due May 2025	$	749	$	747
1.80% senior notes due August 2028		647		646
5.722% senior notes due June 2030 [1]		746		—
5.502% senior notes due September 2035 [2]		994		—
7.75% subordinated notes due September 2024		—		100
6.75% subordinated debentures due November 2025		151		153
7.375% subordinated notes due December 2037		299		298
Valuation adjustments on hedged long-term debt		(91)		(112)
		3,495		1,832
Regions Bank:				
FHLB advances		2,000		—
6.45% subordinated notes due June 2037		496		496
Other long-term debt		2		2
		2,498		498
Total consolidated	$	5,993	$	2,330

____
(1) On June 6, 2029, the Notes will bear floating rate interest equal to Compounded SOFR plus 1.49%.
(2) On September 6, 2034, the Notes will bear floating rate interest equal to Compounded SOFR plus 2.06%.

As disclosed above, Regions and Regions Bank had subordinated notes outstanding at December 31, 2024, which are by definition, subordinated and subject in right of payment of both principal and interest to the prior payment in full of all senior indebtedness of the Company, which is generally defined as all indebtedness and other obligations of the Company to its creditors, except subordinated indebtedness. Payment of the principal of the notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of the Company. The subordinated notes described

above qualify as Tier 2 capital under Federal Reserve guidelines, subject to diminishing credit as the respective maturity dates approach and subject to certain transition provisions. None of the subordinated notes are redeemable prior to maturity, unless there is an occurrence of a qualifying capital event.

On June 3, 2024, Regions issued $750 million of 5.722% fixed rate to floating rate senior notes due June 2030. The notes will initially bear interest at 5.722% per annum and, commencing on June 6, 2029 in conjunction with the call date, the notes will bear interest at a floating rate per annum equal to Compounded SOFR plus 1.49%%.

On September 3, 2024, Regions issued $1.0 billion of 5.502% fixed rate to floating rate senior notes due September 2035. The notes will initially bear interest at 5.502% per annum and, commencing on September 6, 2034 in conjunction with the call date, the notes will bear interest at a floating rate per annum equal to Compounded SOFR plus 2.06%%.

In the third quarter of 2024, the Company's 7.75% subordinated notes matured.

FHLB advances at December 31, 2024 had a weighted-average interest rate of 4.6 percent with remaining maturity within one year. Funding from the FHLB and Federal Reserve Bank is secured by pledged assets, primarily certain loan portfolios which are also subject to blanket lien arrangements with the FHLB and Federal Reserve Bank. As of December 31, 2024, Regions' blanket lien arrangements with these entities covered a total loan balance of approximately $93.6 billion and included loans from various loan portfolios. However, borrowing capacity with the FHLB and Federal Reserve Bank is contingent on a subset of the blanket lien portfolios which are eligible and pledged according to the parameters for each counterparty.

Regions uses derivative instruments, primarily interest rate swaps, to manage interest rate risk by converting a portion of its fixed-rate debt to a variable-rate. The effective rate adjustments related to these hedges are included in interest expense on long-term borrowings. The weighted-average interest rate on total long-term debt, including the effect of derivative instruments, was 6.3 percent, 6.5 percent, and 5.1 percent for the years ended December 31, 2024, 2023, and 2022, respectively. Further discussion of derivative instruments is included in Note 20.

The aggregate amount of contractual maturities of all long-term debt in each of the next five years and thereafter is as follows:

| | Year Ended December 31 | |
	Regions Financial Corporation (Parent)	Regions Bank
	(In millions)	
2025	$ 891	$ 2,000
2026	—	—
2027	—	—
2028	581	—
2029	—	—
Thereafter	2,023	498
	$ 3,495	$ 2,498

On February 24, 2022, Regions filed a shelf registration statement with the SEC. This shelf registration does not have a capacity limit and can be utilized by Regions to issue various debt and/or equity securities. The registration statement will expire in February 2025. Regions expects to file a new shelf registration statement on or about February 21, 2025.

Regions Bank may issue bank notes from time to time, either as part of a bank note program or as stand-alone issuances. Notes issued by Regions Bank may be senior or subordinated notes. Notes issued by Regions Bank are not deposits and are not insured or guaranteed by the FDIC.

Regions may, from time to time, consider opportunistically retiring outstanding issued securities, including subordinated debt in privately negotiated or open market transactions. Regulatory approval would be required for retirement of some securities.

NOTE 12. REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Regions and Regions Bank are required to comply with regulatory capital requirements established by Federal and State banking agencies. These regulatory capital requirements involve quantitative measures of the Company's assets, liabilities and selected off-balance sheet items, and also qualitative judgments by the regulators. Failure to meet minimum capital requirements can subject the Company to a series of increasingly restrictive regulatory actions. Under the Basel III Rules, Regions is designated as a standardized approach bank. Regions is a "Category IV" institution under the Federal Reserve's Tailoring rules.

Banking regulations identify five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At December 31, 2024 and 2023, Regions and Regions Bank exceeded all current regulatory requirements, and were classified as "well-capitalized." Management believes that no events or changes have occurred subsequent to December 31, 2024 that would change this designation.

Quantitative measures established by regulation to ensure capital adequacy require institutions to maintain minimum ratios of common equity Tier 1, Tier 1, and Total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average tangible assets (the "Leverage" ratio).

Federal banking agencies allowed a phase-in of the impact of CECL on regulatory capital. At December 31, 2021, the add-back to regulatory capital was calculated as the impact of initial adoption, adjusted for 25 percent of subsequent changes in the allowance. The amount is phased-in over a three-year period beginning in 2022 and will conclude in the first quarter of 2025. At December 31, 2024, the net impact of the add-back on CET1 was approximately $102 million or approximately 8 basis points.

Regions participates in supervisory stress testing conducted by the Federal Reserve and its SCB is currently floored at 2.5 percent. See Note 14 for further details regarding CCAR results.

The following tables summarize the applicable holding company and bank regulatory capital requirements:

	December 31, 2024[1]		Minimum Requirement	Minimum Requirement plus SCB[2]	To Be Well Capitalized
	Amount	Ratio			
	(Dollars in millions)				
Common equity Tier 1 capital:					
Regions Financial Corporation	$ 13,434	10.80 %	4.50 %	7.00 %	N/A
Regions Bank	14,035	11.32	4.50	7.00	6.50 %
Tier 1 capital:					
Regions Financial Corporation	$ 15,149	12.17 %	6.00 %	8.50 %	6.00 %
Regions Bank	14,035	11.32	6.00	8.50	8.00
Total capital:					
Regions Financial Corporation	$ 17,500	14.06 %	8.00 %	10.50 %	10.00 %
Regions Bank	16,081	12.97	8.00	10.50	10.00
Leverage capital:					
Regions Financial Corporation	$ 15,149	9.88 %	4.00 %	4.00 %	N/A
Regions Bank	14,035	9.21	4.00	4.00	5.00 %

	December 31, 2023		Minimum Requirement	Minimum Requirement plus SCB[2]	To Be Well Capitalized
	Amount	Ratio			
	(Dollars in millions)				
Common equity Tier 1 capital:					
Regions Financial Corporation	$ 12,976	10.26 %	4.50 %	7.00 %	N/A
Regions Bank	14,136	11.22	4.50	7.00	6.50 %
Tier 1 capital:					
Regions Financial Corporation	$ 14,635	11.57 %	6.00 %	8.50 %	6.00 %
Regions Bank	14,136	11.22	6.00	8.50	8.00
Total capital:					
Regions Financial Corporation	$ 16,885	13.35 %	8.00 %	10.50 %	10.00 %
Regions Bank	16,057	12.74	8.00	10.50	10.00
Leverage capital:					
Regions Financial Corporation	$ 14,635	9.72 %	4.00 %	4.00 %	N/A
Regions Bank	14,136	9.44	4.00	4.00	5.00 %

_____

(1) The 2024 Basel III CET1 capital, Tier 1 capital, Total capital, and Leverage capital ratios are estimated

(2) Reflects Regions' SCB of 2.50%. SCB does not apply to leverage capital ratios.

Substantially all net assets are owned by subsidiaries. The primary source of operating cash available to Regions is provided by dividends from subsidiaries. Statutory limits are placed on the amount of dividends the subsidiary bank can pay without prior regulatory approval. In addition, regulatory authorities require the maintenance of minimum capital-to-asset ratios at banking subsidiaries. Under the Federal Reserve's Regulation H, Regions Bank may not, without approval of the Federal Reserve, declare or pay a dividend to Regions if the total of all dividends declared in a calendar year exceeds the total of (a) Regions Bank's net income for that year and (b) its retained net income for the preceding two calendar years, less any required transfers to additional paid-in capital or to a fund for the retirement of preferred stock. Under Alabama law, Regions Bank may not pay a dividend to Regions in excess of 90 percent of its net earnings until the bank's surplus is equal to at least 20 percent of capital. Regions Bank is also required by Alabama law to seek the approval of the Alabama Superintendent of Banking prior to paying a dividend to Regions if the total of all dividends declared by Regions Bank in any calendar year will exceed the total of (a) Regions Bank's net earnings for that year, plus (b) its retained net earnings for the preceding two years, less any required transfers to surplus. The statute defines net earnings as "the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes." In addition to dividend restrictions, Federal statutes also prohibit unsecured loans from banking subsidiaries to the parent company.

In addition, Regions must adhere to various HUD regulatory guidelines including required minimum capital to maintain their HUD approved status. Failure to comply with the HUD guidelines could result in withdrawal of this certification. As of December 31, 2024, Regions was in compliance with HUD guidelines. Regions is also subject to various capital requirements by secondary market investors.

NOTE 13. LEASES

LESSEE

As of December 31, 2024, assets and liabilities recorded under operating leases for properties were $453 million and $527 million, respectively, and $462 million and $535 million, respectively, as of December 31, 2023. The difference between the asset and liability balance is largely driven by increases in rent over the lease term and any strategic decisions to exit a lease location early, resulting in derecognition of the asset. The asset is recorded within other assets, and the lease liability is recorded within other liabilities on the consolidated balance sheets. Lease expense, which is operating lease costs recorded within net occupancy expense, was $86 million, $85 million, and $86 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Other information related to operating leases at December 31 is as follows:

	2024	2023
Weighted-average remaining lease term (years)	9.2 years	9.6 years
Weighted-average discount rate (%)	3.1 %	2.9 %

Future, undiscounted minimum lease payments on operating leases are as follows:

	December 31, 2024
	(In millions)
2025	$ 96
2026	88
2027	76
2028	65
2029	52
Thereafter	242
Total lease payments	619
Less: Imputed interest	92
Total present value of lease liabilities	$ 527

LESSOR

The following tables present a summary of Regions' sales-type, direct financing and leveraged leases for the years ended December 31.

	Net Interest Income					
	2024		**2023**		**2022**	
	(In millions)					
Sales-Type and Direct Financing	$	88	$	65	$	52
Leveraged[(1)]		8		2		12
	$	96	$	67	$	64

_____

(1) Leveraged lease income is shown pre-tax and related tax expense is immaterial for all periods presented. Leveraged lease termination gains excluded from amounts presented above were immaterial for all periods presented.

	As of December 31, 2024					
	Sales-Type and Direct Financing		**Leveraged**		**Total**	
	(In millions)					
Lease receivable	$	1,393	$	117	$	1,510
Unearned income		(195)		(35)		(230)
Guaranteed residual		142		—		142
Unguaranteed residual		167		101		268
Total net investment	$	1,507	$	183	$	1,690

	As of December 31, 2023					
	Sales-Type and Direct Financing		**Leveraged**		**Total**	
	(In millions)					
Lease receivable	$	1,397	$	123	$	1,520
Unearned income		(211)		(47)		(258)
Guaranteed residual		96		—		96
Unguaranteed residual		188		118		306
Total net investment	$	1,470	$	194	$	1,664

The following table presents the minimum future payments due from customers for sales-type and direct financing leases:

	December 31, 2024	
	Sales-Type and Direct Financing	
	(In millions)	
2025	$	348
2026		306
2027		244
2028		171
2029		105
Thereafter		219
	$	1,393

NOTE 14. SHAREHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

PREFERRED STOCK

The following table presents a summary of the non-cumulative perpetual preferred stock:

	Issuance Date	Earliest Redemption Date	Dividend Rate [1]	Liquidation Amount	Liquidation preference per Share	Liquidation preference per Depositary Share	Ownership Interest per Depositary Share	Shares Issued and Outstanding	2024 Carrying Amount	2023 Carrying Amount
				(Dollars in millions, except for share and per share amounts)						
Series B[2]	4/29/2014	9/15/2024	6.375 %	$ —	$ 1,000	$ 25	1/40th	—	$ —	$ 433
Series C	4/30/2019	5/15/2029	5.700 % [3]	500	1,000	25	1/40th	500,000	490	490
Series D	6/5/2020	9/15/2025	5.750 % [4]	350	100,000	1,000	1/100th	3,500	346	346
Series E	5/4/2021	6/15/2026	4.450 %	400	1,000	25	1/40th	400,000	390	390
Series F	7/29/2024	9/15/2029	6.950 % [5]	500	1,000	25	1/40th	500,000	489	—
				$ 1,750				1,403,500	$ 1,715	$ 1,659

_____

(1) Dividends on all series of preferred stock, if declared, accrue and are payable quarterly in arrears.
(2) The shares were fully redeemed on September 16, 2024.
(3) Dividends, if declared, will be paid quarterly at an annual rate equal to (i) for each period beginning prior to August 15, 2029, 5.700%, and (ii) for each period beginning on or after August 15, 2029, three-month CME Term SOFR plus 3.410% which includes a 0.262% spread adjustment for the transition to SOFR in accordance with ISDA protocols.
(4) Dividends, if declared, will be paid quarterly at an annual rate equal to (i) for each period beginning prior to September 15, 2025, 5.750%, and (ii) for each period beginning on or after September 15, 2025, the five-year Treasury rate as of the most recent reset dividend determination date plus 5.426%.
(5) Dividends, if declared, will be paid quarterly at an annual rate equal to (i) for each period beginning prior to September 15, 2024, 6.950% and (ii) for each period beginning on or after September 15, 2029, the five-year Treasury rate as of the most recent reset dividend determination date plus 2.771%.

All series of preferred stock have no stated maturity and redemption is solely at Regions' option, subject to regulatory approval, in whole, or in part, after the earliest redemption date or in whole, but not in part, at any time following a regulatory capital treatment event for the Series C, Series D, Series E, and Series F preferred stock.

Regions completed the issuance of Series F preferred stock during the third quarter of 2024 as shown in the table above. The Company incurred $11 million of issuance costs associated with the transaction with an initial partial dividend occurring in the third quarter. The Series B preferred stock was redeemed in the third quarter of 2024. Upon redemption, additional paid-in-capital was reduced by $52 million related to Series B preferred dividends that were recorded as a reduction of preferred stock, including related surplus, and net income available to common shareholders was reduced by $15 million related to issuance costs.

The Board of Directors declared cash dividends of $91 million and $98 million on Series B, Series C, Series D, and Series E of preferred stock during 2024 and 2023, respectively. The board declared $13 million in cash dividends on Series F preferred stock during 2024; the initial quarterly cash dividend for Series F preferred stock was declared in the third quarter of 2024. In total, the Board of Directors declared $104 million and $98 million in cash dividends on preferred stock in 2024 and 2023, respectively.

In the event Series C, Series D, Series E, or Series F preferred shares are redeemed in full at their respective liquidation amounts, $10 million, $4 million, $10 million, or $11 million in excess of the redemption amount over the carrying amount will be recognized, respectively. These excess amounts represent issuance costs that were recorded as reductions to preferred stock, including related surplus, and will be recorded as reductions to net income available to common shareholders.

COMMON STOCK

The Company's results of the 2024 stress test from the Federal Reserve reflect that the Company exceeded all minimum capital levels. The Company's SCB will remain floored at 2.5 percent from the fourth quarter of 2024 through the third quarter of 2025.

On April 20, 2022, the Board authorized the repurchase of up to $2.5 billion of the Company's common stock, permitting purchases from the second quarter of 2022 through the fourth quarter of 2024. As of December 31, 2024, Regions had repurchased approximately 34 million shares of common stock at a total cost of $614 million under this plan. All of these shares were immediately retired upon repurchase and therefore were not included in treasury stock. On December 10, 2024, the Board authorized an extension of the common stock repurchase program through the fourth quarter of 2025.

Regions declared $0.98 per share in cash dividends for 2024, $0.88 per common share for 2023, and $0.74 for 2022.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following tables present the balances and activity in AOCI on a pre-tax and net of tax basis for the years ended December 31:

	2024		
	Pre-tax AOCI Activity	Tax Effect and Other [1]	Net AOCI Activity
	(In millions)		
Total accumulated other comprehensive income (loss), beginning of period	$ (3,773)	$ 961	$ (2,812)
Unrealized losses on securities transferred to held to maturity:			
Beginning balance	$ (9)	$ 1	$ (8)
Unrealized gains (losses) on securities transferred from available for sale during the period	(754)	192	(562)
Reclassification adjustments for amortization on unrealized losses on securities transferred to held for maturity [2]	19	(5)	14
Change in AOCI from securities held to maturity activity in the period	(735)	187	(548)
Ending balance	$ (744)	$ 188	$ (556)
Unrealized gains (losses) on securities available for sale:			
Beginning balance	$ (2,759)	$ 703	$ (2,056)
Unrealized (gains) losses on securities transferred to held to maturity during the period	754	(192)	562
Unrealized gains (losses) arising during the period	(161)	31	(130)
Reclassification adjustments for securities (gains) losses realized in net income [3]	208	(52)	156
Change in AOCI from securities available for sale activity in the period	801	(213)	588
Ending balance	$ (1,958)	$ 490	$ (1,468)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges:			
Beginning balance	$ (399)	$ 102	$ (297)
Unrealized gains (losses) on derivatives arising during the period	(683)	172	(511)
Reclassification adjustments for (gains) losses realized in net income [2]	420	(106)	314
Change in AOCI from derivative activity in the period	(263)	66	(197)
Ending balance	$ (662)	$ 168	$ (494)
Defined benefit pension plans and other post employment benefit plans:			
Beginning balance	$ (606)	$ 155	$ (451)
Net actuarial gains (losses) arising during the period	27	(9)	18
Reclassification adjustments for amortization of actuarial (gains) losses and settlements realized in net income [4]	31	(8)	23
Change in AOCI from defined benefit pension plans and other post employment benefits activity in the period	58	(17)	41
Ending balance	$ (548)	$ 138	$ (410)
Total other comprehensive income (loss)	(139)	23	(116)
Total accumulated other comprehensive income (loss), end of period	$ (3,912)	$ 984	$ (2,928)

140

| | 2023 | | |
| | Pre-tax AOCI Activity | Tax Effect [1] | Net AOCI Activity |
		(In millions)	
Total accumulated other comprehensive income (loss), beginning of period	$ (4,481)	$ 1,138	$ (3,343)
Unrealized losses on securities transferred to held to maturity:			
Beginning balance	$ (11)	$ 2	$ (9)
Reclassification adjustments for amortization on unrealized losses [2]	2	(1)	1
Ending balance	$ (9)	$ 1	$ (8)
Unrealized gains (losses) on securities available for sale:			
Beginning balance	$ (3,433)	$ 872	$ (2,561)
Unrealized gains (losses) arising during the period	669	(168)	501
Reclassification adjustments for securities (gains) losses realized in net income [3]	5	(1)	4
Change in AOCI from securities available for sale activity in the period	674	(169)	505
Ending balance	$ (2,759)	$ 703	$ (2,056)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges:			
Beginning balance	$ (468)	$ 119	$ (349)
Unrealized gains (losses) on derivatives arising during the period	(167)	43	(124)
Reclassification adjustments for (gains) losses realized in net income [2]	236	(60)	176
Change in AOCI from derivative activity in the period	69	(17)	52
Ending balance	$ (399)	$ 102	$ (297)
Defined benefit pension plans and other post employment benefit plans:			
Beginning balance	$ (569)	$ 145	$ (424)
Net actuarial gains (losses) arising during the period	(82)	21	(61)
Reclassification adjustments for amortization of actuarial (gains) losses and settlements realized in net income [4]	45	(11)	34
Change in AOCI from defined benefit pension plans and other post employment benefits activity in the period	(37)	10	(27)
Ending balance	$ (606)	$ 155	$ (451)
Total other comprehensive income (loss)	708	(177)	531
Total accumulated other comprehensive income (loss), end of period	$ (3,773)	$ 961	$ (2,812)

	2022					
	Pre-tax AOCI Activity		Tax Effect [1]		Net AOCI Activity	
	(In millions)					
Total accumulated other comprehensive income (loss), beginning of period	$	387	$	(98)	$	289
Unrealized losses on securities transferred to held to maturity:						
Beginning balance	$	(14)	$	3	$	(11)
Reclassification adjustments for amortization on unrealized (gains) losses [2]		3		(1)		2
Ending balance	$	(11)	$	2	$	(9)
Unrealized gains (losses) on securities available for sale:						
Beginning balance	$	218	$	(55)	$	163
Unrealized gains (losses) arising during the period		(3,652)		927		(2,725)
Reclassification adjustments for securities losses realized in net income [3]		1		—		1
Change in AOCI from securities available for sale activity in the period		(3,651)		927		(2,724)
Ending balance	$	(3,433)	$	872	$	(2,561)
Unrealized gains (losses) on derivative instruments designated as cash flow hedges:						
Beginning balance	$	830	$	(209)	$	621
Unrealized gains (losses) on derivatives arising during the period		(1,158)		292		(866)
Reclassification adjustments for (gains) losses realized in net income [2]		(140)		36		(104)
Change in AOCI from derivative activity in the period		(1,298)		328		(970)
Ending balance	$	(468)	$	119	$	(349)
Defined benefit pension plans and other post employment benefit plans:						
Beginning balance	$	(647)	$	163	$	(484)
Net actuarial gains (losses) arising during the period		40		(7)		33
Reclassification adjustments for amortization of actuarial (gains) losses and settlements realized in net income [4]		38		(11)		27
Change in AOCI from defined benefit pension plans and other post employment benefits activity in the period		78		(18)		60
Ending balance	$	(569)	$	145	$	(424)
Total other comprehensive income (loss)		(4,868)		1,236		(3,632)
Total accumulated other comprehensive income (loss), end of period	$	(4,481)	$	1,138	$	(3,343)

---

(1) The impact of all AOCI activity is shown net of tax, the tax effect is calculated using a nominal rate of approximately 25 percent.
(2) Reclassification amount is recognized in net interest income in the consolidated statements of income.
(3) Reclassification amount is recognized in securities gains (losses), net in the consolidated statements of income.
(4) Reclassification amount is recognized in other non-interest expense in the consolidated statements of income. Additionally, these accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost (see Note 17 for additional details).

NOTE 15. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share for the years ended December 31:

	2024		2023		2022	
	(In millions, except per share data)					
Numerator:						
Net income	$	1,893	$	2,074	$	2,245
Preferred stock dividends and other [1]		(119)		(98)		(99)
Net income available to common shareholders	$	1,774	$	1,976	$	2,146
Denominator:						
Weighted-average common shares outstanding—basic	$	916	$	936	$	935
Potential common shares		2		2		7
Weighted-average common shares outstanding—diluted	$	918	$	938		942
Earnings per common share:						
Basic	$	1.94	$	2.11	$	2.29
Diluted	$	1.93	$	2.11	$	2.28

---

(1) Preferred stock dividends and other for the year ended December 31, 2024 included $15 million of issuance costs associated with the redemption of Series B preferred shares in the third quarter of 2024. See Note 14 for additional details.

The effects from the assumed exercise of restricted stock units and awards and performance stock units totaling 5 million, 6 million, and 4 million for years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively, were not included in the above computations of diluted earnings per common share because such amounts would have had an antidilutive effect on earnings per common share.

NOTE 16. SHARE-BASED PAYMENTS

Regions administers long-term incentive compensation plans that permit the granting of incentive awards in the form of restricted stock awards, performance awards, stock options and stock appreciation rights. No stock options were outstanding during 2024, 2023 or 2022. While Regions has the ability to issue stock appreciation rights, none have been issued to date. The terms of all awards issued under these plans are determined by the CHR Committee of the Board; however, no awards may be granted after the tenth anniversary from the date the plans were initially approved by shareholders. Incentive awards usually vest based on employee service, generally within three years from the date of the grant.

On April 23, 2015, the shareholders of the Company approved the Regions Financial Corporation 2015 LTIP, which permits the Company to grant to employees and directors various forms of incentive compensation. These forms of incentive compensation are similar to the types of compensation approved in prior plans. The 2015 LTIP authorizes 60 million common share equivalents available for grant, where grants of options and grants of full value awards (e.g., shares of restricted stock, restricted stock units and performance stock units) count as one share equivalent. Unless otherwise determined by the CHR Committee of the Board, grants of restricted stock, restricted stock units, and performance stock units accrue dividends, or their notional equivalent, as they are declared by the Board, and are paid upon vesting of the award. Upon adoption of the 2015 LTIP, Regions closed the prior long-term incentive plan to new grants, and, accordingly, prospective grants must be made under the 2015 LTIP or a successor plan. All existing grants under prior long-term incentive plans are unaffected by adoption of the 2015 LTIP. The number of remaining share equivalents available for future issuance under the 2015 LTIP was approximately 21 million at December 31, 2024.

Grants of performance-based restricted stock typically have a three-year performance period, and shares vest within three years after the grant date. Restricted stock units typically vest over three years. Grantees of restricted stock awards or units must either remain employed with the Company for certain periods from the date of grant in order for shares to be released or issued or retire after meeting the standards of a retiree, at which time shares would be issued and released. Regions issues new shares from authorized reserves upon exercise.

The following table summarizes the elements of compensation cost recognized in the consolidated statements of income for the years ended December 31:

	2024	2023	2022
	(In millions)		
Compensation cost of share-based compensation awards:			
Restricted and performance stock awards	$ 73	$ 61	$ 60
Tax benefits related to share-based compensation cost	(18)	(16)	(15)
Compensation cost of share-based compensation awards, net of tax	$ 55	$ 45	$ 45

RESTRICTED STOCK AWARDS AND PERFORMANCE STOCK AWARDS

During 2024, 2023 and 2022, Regions made restricted stock grants that vest based upon satisfaction of service conditions and restricted stock award and performance stock award grants that vest based upon satisfaction of both service conditions and performance conditions. Incremental shares earned above the performance target associated with previous performance stock awards are included when and if performance targets are achieved. Dividend payments during the vesting period are deferred to the end of the vesting term. The fair value of these restricted shares, restricted stock units and performance stock units was estimated based upon the fair value of the underlying shares on the date of the grant. The valuation was not adjusted for the deferral of dividends.

Activity related to restricted stock awards and performance stock awards for 2024, 2023 and 2022 is summarized as follows:

	Number of Shares/Units		Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2021	11,206,894	$	13.39
Granted	2,831,304		21.39
Vested	(3,543,152)		14.24
Forfeited	(331,283)		14.73
Non-vested at December 31, 2022	10,163,763	$	15.23
Granted	3,943,474		17.54
Vested	(5,844,477)		10.25
Forfeited	(262,719)		18.08
Non-vested at December 31, 2023	8,000,041	$	19.90
Granted	3,768,326		20.49
Vested	(4,253,297)		20.50
Forfeited	(315,234)		21.76
Non-vested at December 31, 2024	7,199,836	$	19.86

As of December 31, 2024, the pre-tax amount of non-vested restricted stock, restricted stock units and performance stock units not yet recognized was $73 million, which will be recognized over a weighted-average period of 1.66 years. The total fair value of shares vested during the years ended December 31, 2024, 2023, and 2022, was $87 million, $109 million, and $76 million, respectively. No share-based compensation costs were capitalized during the years ended December 31, 2024, 2023, or 2022.

NOTE 17. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS

Regions' defined benefit pension plans cover only certain employees as the pension plans are closed to new entrants. Benefits under the pension plans are based on years of service and the employee's highest five consecutive years of compensation during the last ten years of employment. Regions' funding policy is to contribute annually at least the amount required by IRS minimum funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company also sponsors a SERP, which is a non-qualified pension plan that provides certain senior executive officers defined benefits in relation to their compensation. Actuarially determined pension expense is charged to current operations using the projected unit credit method. All defined benefit plans are referred to as "the plans" throughout the remainder of this footnote.

The following table sets forth the plans' change in benefit obligation, plan assets and funded status, using a December 31 measurement date, and amounts recognized in the consolidated balance sheets at December 31:

	Qualified Plans		Non-qualified Plans		Total	
	2024	2023	2024	2023	2024	2023
	(In millions)					
Change in benefit obligation						
Projected benefit obligation, beginning of year	$ 1,644	$ 1,623	$ 82	$ 127	$ 1,726	$ 1,750
Service cost	22	21	1	1	23	22
Interest cost	82	86	4	6	86	92
Actuarial (gains) losses	(52)	49	3	14	(49)	63
Benefit payments	(157)	(132)	(7)	(8)	(164)	(140)
Administrative expenses	(3)	(3)	—	—	(3)	(3)
Plan settlements	—	—	(9)	(58)	(9)	(58)
Projected benefit obligation, end of year	$ 1,536	$ 1,644	$ 74	$ 82	$ 1,610	$ 1,726
Change in plan assets						
Fair value of plan assets, beginning of year	$ 1,936	$ 1,970	$ —	$ —	$ 1,936	$ 1,970
Actual return on plan assets	98	101	—	—	98	101
Company contributions	—	—	16	66	16	66
Benefit payments	(157)	(132)	(7)	(8)	(164)	(140)
Administrative expenses	(3)	(3)	—	—	(3)	(3)
Plan settlements	—	—	(9)	(58)	(9)	(58)
Fair value of plan assets, end of year	$ 1,874	$ 1,936	$ —	$ —	$ 1,874	$ 1,936
Funded status and accrued benefit (cost) at measurement date	$ 338	$ 292	$ (74)	$ (82)	$ 264	$ 210
Amount recognized in the Consolidated Balance Sheets:						
Other assets	$ 338	$ 292	$ —	$ —	$ 338	$ 292
Other liabilities	—	—	(74)	(82)	(74)	(82)
	$ 338	$ 292	$ (74)	$ (82)	$ 264	$ 210
Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss:						
Net actuarial loss	$ 529	$ 580	$ 26	$ 29	$ 555	$ 609

The accumulated benefit obligation for the qualified plans was $1.5 billion and $1.6 billion as of December 31, 2024 and 2023, respectively. Total plan assets exceeded the corresponding accumulated benefit obligation for the qualified plans as of December 31, 2024 and 2023. The accumulated benefit obligation for the non-qualified plans was $74 million and $82 million as of December 31, 2024 and 2023, respectively, which exceeded all corresponding plan assets for each period. As of December 31, 2024 and 2023, the actuarial (gains) losses related to the change in the benefit obligation were primarily driven by changes in the discount rate.

Net periodic pension cost (benefit) included the following components for the years ended December 31:

	Qualified Plans			Non-qualified Plans			Total		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	(In millions)								
Service cost	$ 22	$ 21	$ 34	$ 1	$ 1	$ 2	$ 23	$ 22	$ 36
Interest cost	82	86	56	4	6	3	86	92	59
Expected return on plan assets	(124)	(120)	(139)	—	—	—	(124)	(120)	(139)
Amortization of actuarial loss	25	24	25	3	4	7	28	28	32
Settlement charge	—	—	4	3	17	2	3	17	6
Net periodic pension (benefit) cost	$ 5	$ 11	$ (20)	$ 11	$ 28	$ 14	$ 16	$ 39	$ (6)

The service cost component of net periodic pension (benefit) cost is recorded in salaries and employee benefits on the consolidated statements of income. Components other than service cost are recorded in other non-interest expense on the consolidated statements of income.

The assumptions used to determine benefit obligations at December 31 are as follows:

	Qualified Plans		Non-qualified Plans	
	2024	2023	2024	2023
Discount rate	5.67 %	5.15 %	5.49 %	5.08 %
Rate of annual compensation increase	4.00 %	4.00 %	3.00 %	3.00 %

The weighted-average assumptions used to determine net periodic pension (benefit) cost for the years ended December 31 are as follows:

	Qualified Plans			Non-qualified Plans		
	2024	2023	2022	2024	2023	2022
Discount rate	5.15 %	5.42 %	2.85 %	5.09 %	5.42 %	2.72 %
Expected long-term rate of return on plan assets	6.61 %	6.37 %	5.62 %	N/A	N/A	N/A
Rate of annual compensation increase	4.00 %	4.00 %	4.00 %	3.00 %	3.00 %	3.00 %

Regions utilizes a disaggregated approach in the estimation of the service and interest components of net periodic pension costs by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. This provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and the corresponding spot yield curve rates.

The expected long-term rate of return on the qualified plans' assets is based on an estimated reasonable range of probable returns. The assumption is established by considering historical and anticipated returns of the asset classes invested in by the qualified plans and the allocation strategy currently in place among those classes. Management chose a point within the range based on the probability of achievement combined with incremental returns attributable to active management. For 2025, the weighted-average expected long-term rate of return on plan assets is 6.61 percent, using the weighted fair value of plan assets as of December 31, 2024.

The qualified plans' investment strategy is continuing to shift from focusing on maximizing asset returns to minimizing funding ratio volatility, with a planned increase in the allocation to fixed income securities. The combined target asset allocation is 33 percent equities, 62 percent fixed income securities and 5 percent in all other types of investments. Equity securities include investments in large and small/mid cap companies primarily located in the U.S., international equities, and private equities. Fixed income securities include investments in corporate and government bonds, asset-backed securities and any other fixed income investments as allowed by respective prospectuses and other offering documents. Other types of investments may include hedge funds and real estate funds that follow several different strategies. The plans' assets are highly diversified with respect to asset class, security and manager. Investment risk is controlled with the plans' assets rebalancing to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Regions' qualified plans have a portion of their investments in Regions' common stock. At December 31, 2024, the plans held 2,855,618 shares, which represents a total market value of approximately $67 million, or approximately 4 percent of the plans' assets.

The following table presents the fair value of Regions' qualified pension plans' financial assets as of December 31:

	2024				2023			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
	(In millions)							
Cash and cash equivalents	$ 27	$ —	$ —	$ 27	$ 74	$ —	$ —	$ 74
Fixed income securities:								
U.S. Treasury securities	$ 362	$ —	$ —	$ 362	$ 359	$ —	$ —	$ 359
Federal agency securities	—	11	—	11	—	7	—	7
Corporate bonds and other debt	—	606	—	606	—	603	—	603
Total fixed income securities	$ 362	$ 617	$ —	$ 979	$ 359	$ 610	$ —	$ 969
Domestic equity securities	$ 124	$ —	$ —	$ 124	$ 132	$ —	$ —	$ 132
International mutual funds	$ 90	$ —	$ —	$ 90	$ 103	$ —	$ —	$ 103
Total assets in the fair value hierarchy	$ 603	$ 617	$ —	$ 1,220	$ 668	$ 610	$ —	$ 1,278
Collective trust funds:								
Fixed income fund [1]				$ 117				$ 111
Common stock fund [1]				126				119
International fund [1]				120				117
Total collective trust funds				$ 363				$ 347
Real estate funds measured at NAV [1]				119				144
Private equity funds measured at NAV [1]				172				167
				$ 1,874				$ 1,936

_____

(1) In accordance with accounting guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of amounts reported in the fair value hierarchy to amounts reported on the balance sheet.

Investments held in the plans are recorded at fair value on a recurring basis. For all investments, the plans attempt to use quoted market prices of identical assets on active exchanges, or Level 1 measurements. Where such quoted market prices are not available, the plans typically employ quoted market prices of similar instruments (including matrix pricing) and/or discounted cash flows to estimate a value of these securities, or Level 2 measurements. Level 2 discounted cash flow analyses are typically based on market interest rates, prepayment speeds and/or option adjusted spreads. See Note 1 for a description of valuation methodologies related to U.S. Treasuries, federal agency securities, and equity securities. The methodology described in Note 1 for other debt securities is applicable to corporate bonds and other debt.

Mutual funds are valued based on quoted market prices of identical assets on active exchanges; these valuations are Level 1 measurements. Collective trust funds, real estate funds, private equity funds and other assets are valued based on net asset value or the valuation of the limited partner's portion of the equity of the fund. Third party fund managers provide these valuations based primarily on estimated valuations of underlying investments.

Information about the expected cash flows for the qualified and non-qualified plans is as follows:

	Qualified Plans		Non-qualified Plans	
	(In millions)			
Expected Employer Contributions:				
2025	$	—	$	—
Expected Benefit Payments:				
2025	$	123	$	8
2026		124		8
2027		126		7
2028		125		8
2029		123		8
Next five years		587		34

OTHER PLANS

Regions has a defined-contribution 401(k) plan that includes a Company match of eligible employee contributions. Eligible employees include those who have been employed for one year and have worked a minimum of 1,000 hours. The Company match is invested based on the employees' allocation elections. Regions provides an automatic 2 percent cash 401(k) contribution to eligible employees regardless of whether or not they are contributing to the 401(k) plan. To receive this contribution, employees must be employed at the end of the year and not actively accruing a benefit in the Regions' pension plans. Regions' cash contribution was approximately $27 million for 2024, $24 million for 2023, and $22 million for 2022. For 2024, 2023, and 2022, eligible employees who were already contributing to the 401(k) plan received up to a 5 percent Company match plus the automatic 2 percent cash contribution. Regions' match to the 401(k) plan on behalf of employees totaled $73 million in 2024, $72 million in 2023, and $67 million in 2022. Regions' 401(k) plan held 14 million and 16 million shares of Regions' common stock at December 31, 2024 and 2023, respectively. The 401(k) plan received approximately $15 million, $13 million, and $12 million in dividends on Regions' common stock for the years ended December 31, 2024, 2023, and 2022, respectively.

Regions also sponsors defined benefit postretirement health care plans that cover certain retired employees. For these certain employees retiring before normal retirement age, the Company currently pays a portion of the costs of certain health care benefits until the retired employee becomes eligible for Medicare. Certain retirees, participating in plans of acquired entities, are offered a Medicare supplemental benefit. The plan is contributory and contains other cost-sharing features such as deductibles and co-payments. Retiree health care benefits, as well as similar benefits for active employees, are provided through a self-insured program in which Company and retiree costs are based on the amount of benefits paid. The Company's policy is to fund the Company's share of the cost of health care benefits in amounts determined at the discretion of management. Postretirement life insurance is also provided to a grandfathered group of employees and retirees.

NOTE 18. OTHER NON-INTEREST INCOME AND EXPENSE

The following is a detail of other non-interest income for the years ended December 31:

	2024	2023	2022
		(In millions)	
Investment services fee income	$ 157	$ 138	$ 122
Commercial credit fee income	111	105	96
Bank-owned life insurance	102	78	62
Market value adjustments on employee benefit assets	25	15	(45)
Insurance proceeds [1]	—	—	50
Other miscellaneous income	167	185	199
	$ 562	$ 521	$ 484

_____
(1)   In 2022, the Company settled a previously disclosed matter with the CFPB and received an insurance reimbursement related to the settlement.

The following is a detail of other non-interest expense for the years ended December 31:

	2024	2023	2022
		(In millions)	
Outside services	$ 162	$ 163	$ 157
Marketing	110	110	102
Professional, legal and regulatory expenses	94	85	263
Credit/checkcard expenses	59	60	66
FDIC insurance assessments	109	228	61
Operational losses	95	212	56
Branch consolidation, property and equipment charges	3	7	3
Visa class B shares expense	32	28	24
Early extinguishment of debt	—	(4)	—
Other miscellaneous expenses	365	410	326
	$ 1,029	$ 1,299	$ 1,058

NOTE 19. INCOME TAXES

The components of income tax expense for the years ended December 31 were as follows:

	2024	2023	2022
		(In millions)	
Current income tax expense:			
Federal	$ 383	$ 417	$ 493
State	57	84	116
Total current expense	$ 440	$ 501	$ 609
Deferred income tax expense (benefit):			
Federal	$ 1	$ 25	$ 26
State	20	7	(4)
Total deferred expense	$ 21	$ 32	$ 22
Total income tax expense	$ 461	$ 533	$ 631

Income tax expense does not reflect the tax effects of unrealized losses on securities transferred to held to maturity, unrealized gains and losses on securities available for sale, unrealized gains and losses on derivative instruments and the net change from defined benefit pension plans and other postretirement benefits. Refer to Note 14 for additional information on shareholders' equity and accumulated other comprehensive income (loss).

The Company accounts for investment tax credits from renewable energy sources using the deferral method. Investment tax credits generated totaled $179 million, $94 million and $67 million for 2024, 2023, and 2022, respectively.

Income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 21 percent as shown in the following table:

	2024	2023	2022
	(Dollars in millions)		
Tax on income computed at statutory federal income tax rate	$ 494	$ 547	$ 604
Increase (decrease) in taxes resulting from:			
State income tax, net of federal tax effect	62	72	88
Affordable housing and economic development credits, net of amortization	(48)	(42)	(32)
Tax-exempt interest	(39)	(38)	(33)
Non-deductible expenses	29	33	34
Bank-owned life insurance	(24)	(19)	(16)
Other, net	(13)	(20)	(14)
Income tax expense[1]	$ 461	$ 533	$ 631
Effective tax rate	19.6 %	20.5 %	22.0 %

_____

(1) Income tax expense includes gross amortization of affordable housing and economic development projects of $188 million, $166 million, and $149 million for 2024, 2023 and 2022, respectively. See Note 2 for additional information.

Significant components of the Company's net deferred tax asset at December 31 are listed below:

	2024	2023
	(In millions)	
Deferred tax assets:		
Unrealized losses included in shareholders' equity	$ 976	$ 961
Allowance for credit losses	433	430
Right of use liability	123	129
Accrued expenses	48	87
Other	18	20
Federal tax credit carryforwards	27	—
Federal and state net operating losses, net of federal tax effect	28	31
Total deferred tax assets	1,653	1,658
Less: valuation allowance	(22)	(21)
Total deferred tax assets less valuation allowance	1,631	1,637
Deferred tax liabilities:		
Lease financing	413	439
Right of use asset	116	121
Mortgage servicing rights	96	95
Goodwill and intangibles	126	112
Fixed assets	7	30
Employee benefits and deferred compensation	34	37
Other	64	62
Total deferred tax liabilities	856	896
Net deferred tax asset	$ 775	$ 741

The following table provides details of the Company's net operating loss and tax credit carryforwards at December 31, 2024, including the expiration dates and related valuation allowance:

	Expiration Dates	Deferred Tax Asset Balance	Valuation Allowance	Net Deferred Tax Asset Balance
		(In millions)		
General business credits	2044	$ 27	$ —	$ 27
Net operating losses-federal	None	8	—	8
Net operating losses-states	2025-2029	11	11	—
Net operating losses-states	2030-2036	3	3	—
Net operating losses-states	2037-2044	3	3	—
Net operating losses-states	None	3	3	—
		$ 55	$ 20	$ 35

The Company believes that a portion of the state net operating loss carryforwards will not be realized due to certain state statutory limitations. Accordingly, a valuation allowance has been established in the amount of $20 million against such benefits at December 31, 2024 compared to $19 million at December 31, 2023.

A reconciliation of the beginning and ending amount of UTB is as follows:

	2024	2023	2022
	(In millions)		
Balance at beginning of year	$ 11	$ 8	$ 9
Additions based on tax positions taken in a prior period	—	3	—
Additions based on tax positions taken in the current period	1	—	—
Expiration of statute of limitations	—	—	(1)
Balance at end of year	$ 12	$ 11	$ 8

The Company files U.S. federal, state, and local income tax returns. The Company is in the IRS's Compliance Assurance Process program and examinations of the U.S federal consolidated income tax return for tax years through 2022 have been completed. With limited exceptions, the Company is no longer subject to state and local tax examinations for tax years prior to 2020. Currently, there are no material disputed tax positions with federal or state taxing authorities. Accordingly, the Company does not anticipate that any adjustments relating to federal or state tax examinations will result in material changes to its business, financial position, results of operations or cash flows.

It is reasonably possible that the liability for UTBs could decrease by as much as $8 million and be recognized due to the expiration of statute of limitations during the next twelve months.

As of December 31, 2024, 2023 and 2022, the balances of the Company's UTBs that would reduce the effective tax rates, if recognized, were $12 million, $11 million and $8 million, respectively.

Interest and penalties related to UTBs are recorded in the provision for income taxes. For each of the years ended December 31, 2024, 2023 and 2022, the Company recognized an immaterial expense (benefit) for gross interest and penalties related to its UTBs. As of December 31, 2024 and 2023, the Company had an immaterial gross liability for interest and penalties related to UTBs.

NOTE 20. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The following tables present the notional amount and estimated fair value of derivative instruments.

	2024			2023		
		Estimated Fair Value			**Estimated Fair Value**	
	Notional Amount[1]	**Gain**[1]	**Loss**[1]	**Notional Amount**	**Gain**[1]	**Loss**[1]
	(In millions)					
Derivatives in fair value hedging relationships:						
Interest rate swaps	$ 5,484	$ 26	$ 95	$ 2,975	$ 1	$ 121
Derivatives in cash flow hedging relationships:						
Interest rate swaps	36,660	—	718	29,550	43	580
Interest rate options	2,000	4	6	2,000	21	13
Total derivatives in cash flow hedging relationships	38,660	4	724	31,550	64	593
Total derivatives designated as hedging instruments	$ 44,144	$ 30	$ 819	$ 34,525	$ 65	$ 714
Derivatives not designated as hedging instruments:						
Interest rate swaps	$ 94,803	$ 1,608	$ 1,598	$ 99,892	$ 1,769	$ 1,718
Interest rate options	11,005	31	24	13,497	66	57
Interest rate futures and forward commitments	1,247	8	4	655	7	12
Other contracts	12,539	139	106	12,007	198	190
Total derivatives not designated as hedging instruments	$ 119,594	$ 1,786	$ 1,732	$ 126,051	$ 2,040	$ 1,977
Total derivatives	$ 163,738	$ 1,816	$ 2,551	$ 160,576	$ 2,105	$ 2,691
Total gross derivative instruments, before netting		$ 1,816	$ 2,551		$ 2,105	$ 2,691
Less: Netting adjustments [2]		1,703	1,615		2,029	1,560
Total gross derivative instruments, after netting		$ 113	$ 936		$ 76	$ 1,131

_____

(1) Derivatives in a gain position are recorded as other assets and derivatives in a loss position are recorded as other liabilities on the consolidated balance sheets. Includes accrued interest as applicable. The table reflects net notional presentation and gross asset and liability presentation to capture the economic impact of the trades.

(2) Netting adjustments represent amounts recorded to convert derivative assets and derivative liabilities from a gross basis to a net basis in accordance with applicable accounting guidance. The net basis takes into account the impact of cash collateral received or posted, legally enforceable master netting agreements, and variation margin that allow Regions to settle derivative contracts with the counterparty on a net basis and to offset the net position with the related cash collateral. Cash collateral, all of which is included as a netting adjustment, totaled $106 million and $243 million for derivative assets at December 31, 2024 and 2023, respectively. Cash collateral totaled $87 million and $43 million for derivative liabilities at December 31, 2024 and 2023, respectively.

HEDGING DERIVATIVES

Derivatives entered into to manage interest rate risk and facilitate asset/liability management strategies are designated as hedging derivatives. Derivative financial instruments that qualify in a hedging relationship are classified, based on the exposure being hedged, as either fair value hedges or cash flow hedges. See Note 1 for additional information regarding accounting policies for derivatives.

FAIR VALUE HEDGES

Fair value hedge relationships mitigate exposure to the change in fair value of an asset, liability or firm commitment.

Regions enters into interest rate swap agreements to manage interest rate exposure on the Company's fixed-rate borrowings and time deposits. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreements. Regions also enters into interest rate swap agreements to manage interest rate exposure on certain of the Company's fixed-rate prepayable and non-prepayable debt securities available for sale. These agreements involve the payment of fixed-rate amounts in exchange for floating-rate interest receipts.

CASH FLOW HEDGES

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions.

Regions enters into interest rate swaps, options (e.g., floors, caps and collars), and agreements with a combination of these instruments to manage overall cash flow changes related to interest rate risk exposure on variable rate loans. The agreements effectively modify the Company's exposure to interest rate risk by utilizing receive fixed/pay SOFR interest rate swaps and interest rate options. As of December 31, 2024, Regions was hedging its exposure to the variability in future cash flows into 2034.

As of December 31, 2024, cash flow hedges were held at a pre-tax net loss of $662 million, which includes pre-tax net gains of $29 million related to terminated cash flow floors and swaps. Regions expects to reclassify into earnings approximately $203 million in pre-tax losses due to the net receipt/ payment of interest and amortization on all cash flow hedges within the next twelve months. Included in this amount is $30 million in pre-tax net gains related to the amortization of terminated cash flow floors and swaps.

The following tables present the effect of hedging derivative instruments on the consolidated statements of income and the total amounts for the respective line items affected:

	2024			
	Interest Income		Interest Expense	
	Debt securities	Loans, including fees	Long-term borrowings	Deposits
	(In millions)			
Total income (expense) presented in the consolidated statements of income	$ 925	$ 5,732	$ (279)	$ (1,971)
Gains/(losses) on fair value hedging relationships:				
Interest rate contracts:				
Amounts related to interest settlements on derivatives	$ 8	$ —	$ (67)	(1)
Recognized on derivatives	27	—	22	—
Recognized on hedged items	(27)	—	(22)	—
Income (expense) recognized on fair value hedges	$ 8	$ —	$ (67)	$ (1)
Gains/(losses) on cash flow hedging relationships:(1)				
Interest rate contracts:				
Realized gains (losses) reclassified from AOCI into net income (2)	$ —	$ (420)	$ —	$ —
Income (expense) recognized on cash flow hedges	$ —	$ (420)	$ —	$ —

	2023			
	Interest Income		**Interest Expense**	
	Debt securities	**Loans, including fees**	**Long-term borrowings**	
	(In millions)			
Total income (expense) presented in the consolidated statements of income	$ 749	$ 5,733	$ (226)	
Gains/(losses) on fair value hedging relationships:				
Interest rate contracts:				
Amounts related to interest settlements on derivatives	$ (1)	$ —	$ (64)	
Recognized on derivatives	(6)	—	46	
Recognized on hedged items	6	—	(46)	
Income (expense) recognized on fair value hedges	$ (1)	$ —	$ (64)	
Gains/(losses) on cash flow hedging relationships: [1]				
Interest rate contracts:				
Realized gains (losses) reclassified from AOCI into net income [2]	$ —	$ (236)	$ —	
Income (expense) recognized on cash flow hedges	$ —	$ (236)	$ —	

	2022			
	Interest Income		**Interest Expense**	
	Debt securities	**Loans, including fees**	**Long-term borrowings**	
	(In millions)			
Total income (expense) presented in the consolidated statements of income	$ 688	$ 4,088	$ (119)	
Gains/(losses) on fair value hedging relationships:				
Interest rate contracts:				
Amounts related to interest settlements on derivatives	$ 41	$ —	$ (16)	
Recognized on derivatives	—	—	(124)	
Recognized on hedged items	—	—	124	
Income (expense) recognized on fair value hedges	$ 41	$ —	$ (16)	
Gains/(losses) on cash flow hedging relationships: [1]				
Interest rate contracts:				
Realized gains (losses) reclassified from AOCI into net income [2]	$ —	$ 140	$ —	
Income (expense) recognized on cash flow hedges	$ —	$ 140	$ —	

_____
(1) See Note 14 for gain or (loss) recognized for cash flow hedges in AOCI.
(2) Pre-tax

The following tables present the carrying amount and associated cumulative basis adjustment related to the application of hedge accounting that is included in the carrying amount of hedged assets and liabilities in fair value hedging relationships.

	2024		2023	
	Hedged Items Currently Designated		**Hedged Items Currently Designated**	
	Carrying Amount of Assets/(Liabilities)	**Hedge Accounting Basis Adjustment**	**Carrying Amount of Assets/(Liabilities)**	**Hedge Accounting Basis Adjustment**
	(In millions)		(In millions)	
Debt securities available for sale[1][2]	$ 3,304	$ (22)	$ 1,653	$ 5
Long-term borrowings	(3,058)	91	(1,286)	112

_____
(1) At December 31, 2024 and 2023, the Company designated interest rate swaps as fair value hedges of debt securities available for sale under the portfolio layer method under which the Company designated $750 million and $1.0 billion, respectively, as the hedged amount from a closed portfolio of prepayable financial assets with a carrying amount of $1.8 billion and $1.3 billion, respectively.
(2) Carrying amount represents amortized cost.

Additionally, at December 31, 2023, the Company had fair value hedges on time deposits with a carrying amount of $252 million and a hedge accounting basis adjustment of zero.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The Company holds a portfolio of interest rate swaps, option contracts, and futures and forward commitments that result from transactions with its commercial customers in which they manage their risks by entering into a derivative with Regions. The Company monitors and manages the net risk in this customer portfolio and enters into separate derivative contracts in order

to reduce the overall exposure to pre-defined limits. For both derivatives with its end customers and derivatives Regions enters into to mitigate the risk in this portfolio, the Company is subject to market risk and the risk that the counterparty will default. The contracts in this portfolio are not designated as accounting hedges and are marked-to market through earnings (in capital markets income) and included in other assets and other liabilities, as appropriate.

Regions enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. At December 31, 2024 and 2023, Regions had $117 million and $124 million, respectively, in total notional amount of interest rate lock commitments. Regions manages market risk on interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments. Residential mortgage loans held for sale are recorded at fair value with changes in fair value recorded in mortgage income. Commercial mortgage loans held for sale are recorded at either the lower of cost or market or at fair value based on management's election. At December 31, 2024 and 2023, Regions had $308 million and $267 million, respectively, in total notional amounts related to these forward sale commitments. Changes in mark-to-market from both interest rate lock commitments and corresponding forward sale commitments related to residential mortgage loans are included in mortgage income. Changes in mark-to-market from both interest rate lock commitments and corresponding forward sale commitments related to commercial mortgage loans are included in capital markets income.

Regions elected to account for residential MSRs at fair value with any changes to fair value recorded in mortgage income. Concurrent with the election to use the fair value measurement method, Regions uses various derivative instruments in the form of forward rate commitments, futures contracts, swaps and swaptions to mitigate the effect of changes in the fair value of its residential MSRs in its consolidated statements of income. As of December 31, 2024 and 2023, the total notional amount related to these contracts was $3.4 billion and $3.3 billion, respectively.

The following table presents the location and amount of gain or (loss) recognized in income on derivatives not designated as hedging instruments in the consolidated statements of income for the periods presented below:

Derivatives Not Designated as Hedging Instruments	2024	2023	2022
		(In millions)	
Capital markets income:			
Interest rate swaps	$ 29	$ (17)	$ 108
Interest rate options	52	42	23
Interest rate futures and forward commitments	23	13	10
Other contracts	23	11	11
Total capital markets income	127	49	152
Mortgage income:			
Interest rate swaps	(44)	(14)	(118)
Interest rate options	(4)	1	(14)
Interest rate futures and forward commitments	8	(10)	(4)
Total mortgage income	(40)	(23)	(136)
	$ 87	$ 26	$ 16

CREDIT DERIVATIVES

Regions has both bought and sold credit protection in the form of participations on interest rate swaps (swap participations). These swap participations, which meet the definition of credit derivatives, were entered into in the ordinary course of business to serve the credit needs of customers. Swap participations, whereby Regions has purchased credit protection, entitle Regions to receive a payment from the counterparty if the customer fails to make payment on any amounts due to Regions upon early termination of the swap transaction and have maturities between 2025 and 2030. Swap participations, whereby Regions has sold credit protection have maturities between 2025 and 2035. For contracts where Regions sold credit protection, Regions would be required to make payment to the counterparty if the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction. Regions bases the current status of the prepayment/performance risk on bought and sold credit derivatives on recently issued internal risk ratings consistent with the risk management practices of unfunded commitments.

Regions' maximum potential amount of future payments under these contracts as of December 31, 2024 was approximately $320 million. This scenario occurs if variable interest rates were at zero percent and all counterparties defaulted with zero recovery. The fair value of sold protection at December 31, 2024 and 2023 was immaterial. In transactions where Regions has sold credit protection, recourse to collateral associated with the original swap transaction is available to offset some or all of Regions' obligation.

CONTINGENT FEATURES

Certain of Regions' derivative instrument contracts with broker-dealers contain credit-related termination provisions and/or credit-related provisions regarding the posting of collateral, allowing those broker-dealers to terminate the contracts in the event that Regions' and/or Regions Bank's credit ratings falls below specified ratings from certain major credit rating agencies. The aggregate fair values of all derivative instruments with any credit-risk-related contingent features that were in a liability position on December 31, 2024 and 2023, were $47 million and $29 million, respectively, for which Regions had posted collateral of $34 million and $32 million, respectively, in the normal course of business.

NOTE 21. FAIR VALUE MEASUREMENTS

See Note 1 for a description of valuation methodologies for assets and liabilities measured at fair value on a recurring and non-recurring basis. Assets and liabilities measured at fair value rarely transfer between Level 1 and Level 2 measurements. Marketable equity securities and debt securities available for sale may be periodically transferred to or from Level 3 valuation based on management's conclusion regarding the observability of inputs used in valuing the securities. Such transfers are accounted for as if they occur at the beginning of a reporting period.

The following table presents assets and liabilities measured at estimated fair value on a recurring basis as of December 31:

	2024				2023			
	Level 1	Level 2	Level 3 [1]	Total Estimated Fair Value	Level 1	Level 2	Level 3 [1]	Total Estimated Fair Value
	(In millions)							
Recurring fair value measurements								
Debt securities available for sale:								
U.S. Treasury securities	$ 2,003	$ —	$ —	$ 2,003	$ 1,223	$ —	$ —	$ 1,223
Federal agency securities	—	444	—	444	—	1,043	—	1,043
Obligations of states and political subdivisions	—	2	—	2	—	2	—	2
Mortgage-backed securities:								
Residential agency	—	18,945	—	18,945	—	17,372	—	17,372
Commercial agency	—	4,090	—	4,090	—	7,307	—	7,307
Commercial non-agency	—	82	—	82	—	83	—	83
Corporate and other debt securities	—	655	3	658	—	1,073	1	1,074
Total debt securities available for sale	$ 2,003	$24,218	$ 3	$ 26,224	$ 1,223	$26,880	$ 1	$ 28,104
Loans held for sale	$ —	$ 234	$ —	$ 234	$ —	$ 201	$ —	$ 201
Marketable equity securities in other earning assets	$ 819	$ —	$ —	$ 819	$ 813	$ —	$ —	$ 813
Residential mortgage servicing rights	$ —	$ —	$ 1,007	$ 1,007	$ —	$ —	$ 906	$ 906
Commercial mortgage servicing rights through non-DUS agency programs	$ —	$ —	$ 97	$ 97	$ —	$ —	$ 81	$ 81
Derivative assets [2]:								
Interest rate swaps	$ —	$ 1,634	$ —	$ 1,634	$ —	$ 1,813	$ —	$ 1,813
Interest rate options	—	30	5	35	—	83	4	87
Interest rate futures and forward commitments	—	8	—	8	—	7	—	7
Other contracts	13	126	—	139	—	198	—	198
Total derivative assets	$ 13	$ 1,798	$ 5	$ 1,816	$ —	$ 2,101	$ 4	$ 2,105
Derivative liabilities [2]:								
Interest rate swaps	$ —	$ 2,411	$ —	$ 2,411	$ —	$ 2,419	$ —	$ 2,419
Interest rate options	—	30	—	30	—	70	—	70
Interest rate futures and forward commitments	—	4	—	4	—	12	—	12
Other contracts	3	103	—	106	—	189	1	190
Total derivative liabilities	$ 3	$ 2,548	$ —	$ 2,551	$ —	$ 2,690	$ 1	$ 2,691
Securities sold, but not yet purchased	$ 147	$ —	$ —	$ 147	$ —	$ —	$ —	$ —

_____

(1) All following disclosures related to Level 3 recurring assets do not include those deemed to be immaterial.

(2) As permitted under U.S. GAAP, variation margin collateral payments made or received for derivatives that are centrally cleared are legally characterized as settled. As such, these derivative assets and derivative liabilities and the related variation margin collateral are presented on a net basis on the balance sheet.

Assets and liabilities in all levels could result in volatile and material price fluctuations. Realized and unrealized gains and losses on Level 3 assets represent only a portion of the risk to market fluctuations in Regions' consolidated balance sheets. See Note 6 for a reconciliation of beginning and ending balances of these MSRs for the years ended December 31, 2024 and 2023.

RECURRING FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS

Residential mortgage servicing rights

The significant unobservable inputs used in the fair value measurement of residential MSRs are CPR and OAS. This valuation requires generating cash flow projections over multiple interest rate scenarios and discounting those cash flows at a risk-adjusted rate. Additionally, the impact of prepayments and changes in the OAS are based on a variety of underlying inputs including servicing costs. Increases or decreases to the underlying cash flow inputs will have a corresponding impact on the value of the MSR asset. The net change in unrealized gains (losses) included in earnings related to MSRs held at period end are disclosed as the changes in valuation inputs or assumptions included in the MSR rollforward table in Note 6 .

Commercial mortgage servicing rights through non-DUS agency programs

The significant unobservable inputs used in the fair value measurement of commercial MSRs are CPR and the discount rate. This valuation requires generating cash flow projections over multiple interest rate scenarios and discounting those cash flows at a risk-adjusted rate. Additionally, the impact of prepayments and changes in the discount rate are based on a variety of underlying inputs including servicing costs. Increases or decreases to the underlying cash flow inputs will have a corresponding impact on the value of the MSR asset. The net change in unrealized gains (losses) included in earnings related to MSRs held at period end are disclosed as the changes in valuation inputs or assumptions included in the MSR rollforward table in Note 6 .

The following tables present detailed information regarding material assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2024 and 2023. The tables include the valuation techniques and the significant unobservable inputs utilized. The range of each significant unobservable input as well as the weighted-average within the range utilized at December 31, 2024 and 2023 are included. Following the tables are descriptions of the valuation techniques and the sensitivity of the techniques to changes in the significant unobservable inputs.

	December 31, 2024			
	Level 3 Estimated Fair Value	Valuation Technique	Unobservable Input(s)	Quantitative Range of Unobservable Inputs and (Weighted-Average)
	(Dollars in millions)			
Recurring fair value measurements:				
Residential mortgage servicing rights [(1)]	$1,007	Discounted cash flow	Weighted-average CPR (%)	4.6% - 23.1% (8.0%)
			OAS (%)	4.8% - 7.7% (5.1%)
Commercial mortgage servicing rights through non-DUS agency programs [(1)]	$97	Discounted cash flow	Weighted-average CPR (%)	5.4% - 10.6% 7.7%%)
			Discount rate (%)	7.0% - 8.0% (7.1%)

	December 31, 2023			
	Level 3 Estimated Fair Value	Valuation Technique	Unobservable Input(s)	Quantitative Range of Unobservable Inputs and (Weighted-Average)
	(Dollars in millions)			
Recurring fair value measurements:				
Residential mortgage servicing rights [(1)]	$906	Discounted cash flow	Weighted-average CPR (%)	5.6% - 21.5% (8.2%)
			OAS (%)	4.5% -8.2% (4.8%)
Commercial mortgage servicing rights through non-DUS agency programs [(1)]	$81	Discounted cash flow	Weighted-average CPR (%)	5.4% - 11.5% (8.1%)
			Discount rate (%)	7.0% -8.0% (7.1%)

_____

(1)   See Note 6 for additional disclosures related to assumptions used in the fair value calculations for residential and commercial mortgage servicing rights.

FAIR VALUE OPTION

Regions has elected the fair value option for all eligible agency residential first mortgage loans originated with the intent to sell. This election allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting. Fair values of residential first mortgage loans held for sale are based on traded market prices of similar assets where available and/or discounted cash flows at market interest rates, adjusted for securitization activities that include servicing values and market conditions, and are recorded in loans held for sale. At December 31, 2024, the aggregate fair value of these loans totaled $222 million compared to aggregate unpaid principal of $219 million. At December 31, 2023, the aggregate fair value of these loans totaled $184 million compared to aggregate unpaid principal of $177 million.

Interest income on residential first mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale. Net gains and losses resulting from changes in fair value of residential first mortgage loans held for sale, which were recorded in mortgage income in the consolidated statements of income during the years ended 2024 and 2023, were immaterial. These changes in fair value are mostly offset by economic hedging activities. An immaterial portion of these amounts was attributable to changes in instrument-specific credit risk.

NON-RECURRING FAIR VALUE MEASUREMENTS

Items measured at fair value on a non-recurring basis include loans held for sale for which the fair value option has not been elected, foreclosed property and other real estate and equity investments without a readily determinable fair value; all of which may be considered either Level 2 or Level 3 valuation measurements. Non-recurring fair value adjustments related to loans held for sale, foreclosed property and other real estate are typically a result of the application of lower of cost or fair value accounting during the period. Non-recurring fair value adjustments related to equity investments without readily determinable fair values are the result of impairments or price changes from observable transactions. The balances of each of these assets, as well as the related fair value adjustments during the periods, were immaterial at both December 31, 2024 and December 31, 2023.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values, as well as the level within the fair value hierarchy, of the Company's financial instruments as of December 31, 2024 are as follows:

	2024				
	Carrying Amount	Estimated Fair Value[1]	Level 1	Level 2	Level 3
	(In millions)				
Financial assets:					
Cash and cash equivalents	$ 10,712	$ 10,712	$ 10,712	$ —	$ —
Debt securities held to maturity	4,427	4,226	—	4,226	—
Debt securities available for sale	26,224	26,224	2,003	24,218	3
Loans held for sale	594	594	—	594	—
Loans (excluding leases), net of unearned income and allowance for loan losses[2][3]	93,424	89,907	—	—	89,907
Other earning assets	1,616	1,616	819	797	—
Derivative assets	1,816	1,816	13	1,798	5
Financial liabilities:					
Derivative liabilities	2,551	2,551	3	2,548	—
Deposits with no stated maturity[4]	111,883	111,883	—	111,883	—
Time deposits[4]	15,720	15,694	—	15,694	—
Short-term borrowings	500	500	—	500	—
Long-term borrowings	5,993	6,059	—	6,058	1
Loan commitments and letters of credit	149	149	—	—	149

---

(1) Estimated fair values are consistent with an exit price concept. The assumptions used to estimate the fair values are intended to approximate those that a market participant would use in a hypothetical orderly transaction. In estimating fair value, the Company makes adjustments for estimated changes in interest rates, market liquidity and credit spreads in the periods they are deemed to have occurred.

(2) The estimated fair value of portfolio loans assumes sale of the loans to a third-party financial investor. Accordingly, the value to the Company if the loans were held to maturity is not reflected in the fair value estimate. The fair value discount on the loan portfolio's net carrying amount at December 31, 2024 was $3.5 billion or 3.8 percent.

(3) Excluded from this table is the sales-type, direct financing, and leveraged lease carrying amount of $1.7 billion at December 31, 2024.

(4) The fair value of non-interest-bearing demand accounts, interest-bearing checking accounts, savings accounts, and money market accounts is the amount payable on demand at the reporting date (i.e., the carrying amount) as these instruments have an indeterminate maturity date. Fair values for time deposits are estimated by using discounted cash flow analyses, based on market spreads to benchmark rates.

The carrying amounts and estimated fair values, as well as the level within the fair value hierarchy, of the Company's financial instruments as of December 31, 2023 are as follows:

	2023				
	Carrying Amount	Estimated Fair Value[1]	Level 1	Level 2	Level 3
	(In millions)				
Financial assets:					
Cash and cash equivalents	$ 6,801	$ 6,801	$ 6,801	$ —	$ —
Debt securities held to maturity	754	716	—	716	—
Debt securities available for sale	28,104	28,104	1,223	26,880	1
Loans held for sale	400	400	—	397	3
Loans (excluding leases), net of unearned income and allowance for loan losses[2][3]	95,141	91,352	—	—	91,352
Other earning assets	1,417	1,417	813	604	—
Derivative assets	2,105	2,105	—	2,101	4
Financial liabilities:					
Derivative liabilities	2,691	2,691	—	2,690	1
Deposits with no stated maturity[4]	112,816	112,816	—	112,816	—
Time deposits[4]	14,972	14,905	—	14,905	—
Long-term borrowings	2,330	2,319	—	2,318	1
Loan commitments and letters of credit	156	156	—	—	156

_____

(1) Estimated fair values are consistent with an exit price concept. The assumptions used to estimate the fair values are intended to approximate those that a market participant would use in a hypothetical orderly transaction. In estimating fair value, the Company makes adjustments for estimated changes in interest rates, market liquidity and credit spreads in the periods they are deemed to have occurred.

(2) The estimated fair value of portfolio loans assumes sale of the loans to a third-party financial investor. Accordingly, the value to the Company if the loans were held to maturity is not reflected in the fair value estimate. The fair value discount on the loan portfolio's net carrying amount at December 31, 2023 was $3.8 billion or 4.0 percent.

(3) Excluded from this table is the sales-type, direct financing, and leveraged lease carrying amount of $1.7 billion at December 31, 2023.

(4) The fair value of non-interest-bearing demand accounts, interest-bearing checking accounts, savings accounts, and money market accounts is the amount payable on demand at the reporting date (i.e., the carrying amount) as these instruments have an indeterminate maturity date. Fair values for time deposits are estimated by using discounted cash flow analyses, based on market spreads to benchmark rates.

NOTE 22. BUSINESS SEGMENT INFORMATION

Each of Regions' reportable segments is a strategic business unit that serves specific needs of Regions' customers based on the products and services provided. The Company has three reportable segments: Corporate Bank, Consumer Bank, and Wealth Management, with the remainder in Other. The segments are based on the manner in which the CODM reviews the Company's performance. The Company's CODM is the CEO, President and Chair of the Board. As a part of the CODM review, pre-tax income is utilized to allocate resources amongst segments.

The application and development of management reporting methodologies is a dynamic process and is subject to periodic enhancements. As these enhancements are made, financial results presented by each reportable segment may be periodically revised and the prior periods updated to reflect these enhancements. Accordingly, the prior periods were updated to reflect these enhancements.

The Corporate Bank segment represents the Company's commercial banking functions including commercial and industrial, commercial real estate and investor real estate lending. This segment also includes equipment lease financing, as well as capital markets activities, which include securities underwriting and placement, loan syndication and placement, foreign exchange, derivatives, merger and acquisition and other advisory services. Corporate Bank customers include corporate, middle market, and commercial real estate developers and investors. Corresponding deposit products related to these types of customers are also included in this segment.

The Consumer Bank segment represents the Company's branch network, including consumer banking products and services related to residential first mortgages, home equity lines and loans, consumer credit cards and other consumer loans, as well as the corresponding deposit relationships. These services are also provided through the Company's digital channels and contact center.

The Wealth Management segment offers individuals, businesses, governmental institutions and non-profit entities a wide range of solutions to help protect, grow and transfer wealth. Offerings include credit related products, trust and investment management, asset management, retirement and savings solutions and estate planning.

Other includes the Company's Treasury function, the securities portfolio, wholesale funding activities, interest rate risk management activities and other corporate functions that are not related to a strategic business unit. Also within Other are certain reconciling items in order to translate the segment results that are based on management accounting practices into

consolidated results. Management accounting practices utilized by Regions as the basis of presentation for segment results include the following:

- Net interest income is presented utilizing an FTP approach, for which market-based funding charges/credits are assigned within the segments. By allocating a cost or a credit to each product based on the FTP framework, management is able to more effectively measure the net interest margin contribution of its assets/liabilities by segment. The summation of the interest income/expense and FTP charges/credits for each segment is its designated net interest income.

- Provision for (benefit from) credit losses is allocated to each segment based on an estimated loss methodology. The difference between the consolidated provision for (benefit from) credit losses and the segments' estimated loss is reflected in Other.

- Income tax expense (benefit) is calculated for the Corporate Bank, Consumer Bank and Wealth Management based on a consistent federal and state statutory rate. Any difference between the Company's consolidated income tax expense (benefit) and the segments' calculated amounts is reflected in Other.

- Management reporting allocations of certain expenses are made in order to analyze the financial performance of the segments. These allocations consist of operational and overhead cost pools and are intended to represent the total costs to support a segment.

The following tables present financial information, including non-interest income disaggregated by major product category, for each reportable segment for the years ended December 31:

	2024				
	Corporate Bank	Consumer Bank	Wealth Management	Other	Consolidated
	(In millions)				
Net interest income	$ 1,821	$ 2,834	$ 163	$ —	$ 4,818
Provision for (benefit from) credit losses	362	270	8	(153)	487
Non-interest income (loss) [1]:					
Service charges on deposit accounts	223	385	3	1	612
Card and ATM fees	43	424	1	(1)	467
Capital markets income	346	1	1	—	348
Investment management and trust fee income	—	—	338	—	338
Mortgage income	—	146	—	—	146
Investment services fee income	—	—	157	—	157
Commercial credit fee income	111	—	—	—	111
Bank-owned life insurance	—	—	—	102	102
Securities gains (losses), net	—	—	—	(208)	(208)
Market value adjustments on employee benefit assets	—	—	—	25	25
Other miscellaneous income	174	81	2	(90)	167
Total non-interest income (loss)	897	1,037	502	(171)	2,265
Non-interest expense:					
Salaries and employee benefits	558	721	260	990	2,529
Equipment and software expense	19	101	3	283	406
Net occupancy expense	27	210	12	29	278
Other expenses [2]	666	1,369	178	(1,184)	1,029
Total non-interest expense	1,270	2,401	453	118	4,242
Income (loss) before income taxes	1,086	1,200	204	(136)	2,354
Income tax expense (benefit)	271	300	51	(161)	461
Net income	$ 815	$ 900	$ 153	$ 25	$ 1,893
Average assets	$ 69,207	$ 37,947	$ 2,063	$ 44,664	$ 153,881

	Corporate Bank		Consumer Bank		Wealth Management		Other		Consolidated	
	2023									
	(In millions)									
Net interest income	$	2,007	$	3,123	$	190	$	—	$	5,320
Provision for (benefit from) credit losses		343		279		8		(77)		553
Non-interest income [1]:										
Service charges on deposit accounts		193		396		3		—		592
Card and ATM fees		45		458		—		1		504
Capital markets income		219		1		1		1		222
Investment management and trust fee income		—		—		313		—		313
Mortgage income		—		109		—		—		109
Investment services fee income		—		—		138		—		138
Commercial credit fee income		105		—		—		—		105
Bank-owned life insurance		—		—		—		78		78
Securities gains (losses), net		(1)		—		—		(4)		(5)
Market value adjustments on employee benefit assets		—		—		—		15		15
Other miscellaneous income		151		80		2		(48)		185
Total non-interest income		712		1,044		457		43		2,256
Non-interest expense:										
Salaries and employee benefits		546		732		254		884		2,416
Equipment and software expense		20		110		3		279		412
Net occupancy expense		27		222		12		28		289
Other expenses [2]		635		1,509		158		(1,003)		1,299
Total non-interest expense		1,228		2,573		427		188		4,416
Income (loss) before income taxes		1,148		1,315		212		(68)		2,607
Income tax expense (benefit)		287		330		52		(136)		533
Net income	$	861	$	985	$	160	$	68	$	2,074
Average assets	$	69,520	$	37,762	$	2,044	$	43,691	$	153,017

	2022				
	Corporate Bank	Consumer Bank	Wealth Management	Other	Consolidated
	(In millions)				
Net interest income	$ 1,961	$ 2,641	$ 184	$ —	$ 4,786
Provision for (benefit from) credit losses	287	280	9	(305)	271
Non-interest income [1]:					
Service charges on deposit accounts	177	459	3	2	641
Card and ATM fees	44	468	1	—	513
Capital markets income	339	1	1	(2)	339
Investment management and trust fee income	—	—	297	—	297
Mortgage income	—	156	—	—	156
Investment services fee income	—	—	122	—	122
Commercial credit fee income	96	—	—	—	96
Bank-owned life insurance	—	—	—	62	62
Securities gains (losses), net	—	—	—	(1)	(1)
Market value adjustments on employee benefit assets	—	—	—	(45)	(45)
Insurance proceeds [3]	—	—	—	50	50
Other miscellaneous income	147	81	2	(31)	199
Total non-interest income	803	1,165	426	35	2,429
Non-interest expense:					
Salaries and employee benefits	557	733	236	792	2,318
Equipment and software expense	23	115	3	251	392
Net occupancy expense	27	222	13	38	300
Other expenses [2]	577	1,226	152	(897)	1,058
Total non-interest expense	1,184	2,296	404	184	4,068
Income before income taxes	1,293	1,230	197	156	2,876
Income tax expense (benefit)	323	308	50	(50)	631
Net income	$ 970	$ 922	$ 147	$ 206	$ 2,245
Average assets	$ 64,532	$ 36,623	$ 2,116	$ 56,121	$ 159,392

_____

(1) Non-interest income includes $473 million, $534 million, and $663 million of revenue that is not from a contract with a customer for the years ended December 31, 2024, 2023 and 2022, respectively.

(2) See Note 18 for a detail of expenses comprising other expenses.

(3) In 2022, the Company settled a previously disclosed matter with the CFPB and received an insurance reimbursement related to the settlement.

NOTE 23. COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMERCIAL COMMITMENTS

Regions issues off-balance sheet financial instruments in connection with lending activities. The credit risk associated with these instruments is essentially the same as that involved in extending loans to customers and is subject to Regions' normal credit approval policies and procedures. Regions measures inherent risk associated with these instruments by recording a reserve for unfunded commitments based on an assessment of the likelihood that the guarantee will be funded and the creditworthiness of the customer or counterparty. Collateral is obtained based on management's assessment of the creditworthiness of the customer. Credit risk is represented in unused commitments to extend credit, standby letters of credit and commercial letters of credit.

Credit risk associated with these instruments as of December 31 is represented by the contractual amounts indicated in the following table:

	2024	2023
	(In millions)	
Unused commitments to extend credit	$ 63,232	$ 63,631
Standby letters of credit	2,096	1,997
Commercial letters of credit	58	78
Liabilities associated with standby letters of credit	33	32
Assets associated with standby letters of credit	35	34
Reserve for unfunded credit commitments	116	124

Unused commitments to extend credit—To accommodate the financial needs of its customers, Regions makes commitments under various terms to lend funds to consumers, businesses and other entities. These commitments include (among others) credit card and other revolving credit agreements, term loan commitments and short-term borrowing agreements. Many of these loan commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of these commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements.

Standby letters of credit—Standby letters of credit are also issued to customers which commit Regions to make payments on behalf of customers if certain specified future events occur. Regions has recourse against the customer for any amount required to be paid to a third party under a standby letter of credit. The credit risk involved in the issuance of these guarantees is essentially the same as that involved in extending loans to clients and as such, the instruments are collateralized when necessary. Historically, a large percentage of standby letters of credit expire without being funded. The contractual amount of standby letters of credit represents the maximum potential amount of future payments Regions could be required to make and represents Regions' maximum credit risk.

Commercial letters of credit—Commercial letters of credit are issued to facilitate foreign or domestic trade transactions for customers. As a general rule, drafts will be drawn when the goods underlying the transaction are in transit.

LEGAL CONTINGENCIES

Regions and its subsidiaries are routinely subject to actual or threatened legal proceedings, including litigation and regulatory matters, arising in the ordinary course of business. Litigation matters range from individual actions involving a single plaintiff to class action lawsuits and can involve claims for substantial or indeterminate alleged damages or for injunctive or other relief. Regulatory investigations and enforcement matters may involve formal or informal proceedings and other inquiries initiated by various governmental agencies, law enforcement authorities, and self-regulatory organizations, and can result in fines, penalties, restitution, changes to Regions' business practices, and other related costs, including reputational damage. At any given time, these legal proceedings are at varying stages of adjudication, arbitration, or investigation, and may relate to a variety of topics, including common law tort and contract claims, as well as statutory consumer protection-related claims, among others.

Assessment of exposure that could result from legal proceedings is complex because these proceedings often involve inherently unpredictable factors, including, but not limited to, the following: whether the proceeding is in early stages; whether damages or the amount of potential fines, penalties, and restitution are unspecified, unsupported, or uncertain; whether there is a potential for punitive or other pecuniary damages; whether the matter involves legal uncertainties, including novel issues of law; whether the matter involves multiple parties and/or jurisdictions; whether discovery or other investigation has begun or is not complete; whether material facts may be disputed or unsubstantiated; whether meaningful settlement discussions have commenced; and whether the matter involves class allegations. As a result of these complexities, Regions may be unable to develop an estimate or range of loss.

Regions evaluates legal proceedings based on information currently available, including advice of counsel. Regions establishes accruals for those matters when a loss is considered probable and the related amount is reasonably estimable. Additionally, when it is practicable and reasonably possible that it may experience losses in excess of established accruals, Regions estimates possible loss contingencies. Regions currently estimates that the aggregate amount of reasonably possible losses that it may experience, in excess of what has been accrued, is immaterial. While the final outcomes of legal proceedings are inherently unpredictable, management is currently of the opinion that the outcomes of pending and threatened matters will not have a material effect on Regions' business, consolidated financial position, results of operations or cash flows as a whole.

As available information changes, the matters for which Regions is able to estimate, as well as the estimates themselves, will be adjusted accordingly. Regions' estimates are subject to significant judgment and uncertainties, and the matters underlying the estimates will change from time to time. In the event of unexpected future developments, it is possible that an adverse outcome in any such matter could be material to Regions' business, consolidated financial position, results of operations, or cash flows as a whole for any particular reporting period of occurrence.

Some of Regions' exposure with respect to loss contingencies may be offset by applicable insurance coverage. However, in determining the amounts of any accruals or estimates of possible loss contingencies, Regions does not take into account the availability of insurance coverage. To the extent that Regions has an insurance recovery, the proceeds are recorded in the period the recovery is received.

GUARANTEES

FANNIE MAE LOSS SHARE GUARANTEE

Regions sells commercial loans to Fannie Mae through the DUS lending program and through other platforms. The DUS program provides liquidity to the multi-family housing market. Regions services loans sold to Fannie Mae and is required to provide a loss share guarantee equal to one-third of the principal balance for the majority of the commercial servicing portfolio. At December 31, 2024 and 2023, the Company's DUS servicing portfolio totaled approximately $7.0 billion and $6.2 billion,

respectively. Regions has additional loans sold to Fannie Mae outside of the DUS program that are also subject to a loss share guarantee and at December 31, 2024 and 2023, these serviced loans totaled approximately $665 million and $653 million, respectively. Regions' maximum quantifiable contingent liability related to all loans subject to a loss share guarantee was approximately $2.4 billion and $2.3 billion at December 31, 2024 and 2023, respectively. The Company would be liable for this amount only if all of the loans it services for Fannie Mae, for which the Company retains some risk of loss, were to default and all of the collateral underlying these loans was determined to be without value at the time of settlement. Therefore, the maximum quantifiable contingent liability is not representative of the actual loss the Company would be expected to incur. The estimated fair value of the associated loss share guarantee recorded as a liability on the Company's consolidated balance sheets was immaterial at both December 31, 2024 and 2023. Refer to Note 1 for additional information.

VISA INDEMNIFICATION

As a member of the Visa USA network, Regions, along with other members, indemnified Visa USA against litigation. On October 3, 2007, Visa USA was restructured and acquired several Visa affiliates. In conjunction with this restructuring, Regions' indemnification of Visa USA was modified to cover specific litigation ("covered litigation").

A portion of Visa's proceeds from its IPO was put into escrow to fund the covered litigation. To the extent that the amount available under the escrow arrangement, or subsequent fundings of the escrow account resulting from reductions in the class B share conversion ratio, is insufficient to fully resolve the covered litigation, Visa will enforce the indemnification obligations of Visa USA's members for any excess amount. At this time, Regions has concluded that it is not probable that covered litigation exposure will exceed the class B share value.

NOTE 24. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Presented below are condensed financial statements of Regions Financial Corporation:

Balance Sheets

	December 31			
	2024		2023	
	(In millions)			
Assets				
Interest-bearing deposits in other banks	$	2,420	$	1,869
Debt securities available for sale		20		20
Premises and equipment, net		45		47
Investments in subsidiaries:				
Banks		18,407		16,882
Non-banks		515		425
		18,922		17,307
Other assets		274		291
Total assets	$	21,681	$	19,534
Liabilities and Shareholders' Equity				
Long-term borrowings	$	3,495	$	1,832
Other liabilities		307		273
Total liabilities		3,802		2,105
Shareholders' equity:				
Preferred stock		1,715		1,659
Common stock		9		10
Additional paid-in capital		11,394		11,757
Retained earnings		9,060		8,186
Treasury stock, at cost		(1,371)		(1,371)
Accumulated other comprehensive income (loss), net		(2,928)		(2,812)
Total shareholders' equity		17,879		17,429
Total liabilities and shareholders' equity	$	21,681	$	19,534

Statements of Income

| | Year Ended December 31 | | |
| | **2024** | **2023** | **2022** |
		(In millions)	
Income:			
Dividends received from subsidiaries	$ 2,095	$ 1,609	$ 1,351
Interest from subsidiaries	43	1	4
Other	10	7	(3)
	2,148	1,617	1,352
Expenses:			
Salaries and employee benefits	76	65	64
Interest expense	177	134	86
Equipment and software expense	6	(2)	4
Other	80	70	62
	339	267	216
Income before income taxes and equity in undistributed earnings of subsidiaries	1,809	1,350	1,136
Income tax benefit	(41)	(43)	(36)
Income before equity in undistributed earnings of subsidiaries and preferred stock dividends	1,850	1,393	1,172
Equity in undistributed earnings of subsidiaries:			
Banks	(42)	644	1,066
Non-banks	85	37	7
	43	681	1,073
Net income	1,893	2,074	2,245
Preferred stock dividends and other	(119)	(98)	(99)
Net income available to common shareholders	$ 1,774	$ 1,976	$ 2,146

Statements of Cash Flows

	Year Ended December 31		
	2024	**2023**	**2022**
	(In millions)		
Operating activities:			
Net income	$ 1,893	$ 2,074	$ 2,245
Adjustments to reconcile net cash from operating activities:			
Equity in undistributed earnings of subsidiaries	(43)	(681)	(1,073)
Provision for (benefit from) deferred income taxes	(6)	(4)	(3)
Depreciation, amortization and accretion, net	3	2	2
Loss on sale of assets	—	(6)	—
Net change in operating assets and liabilities:			
Other assets	28	(11)	12
Other liabilities	28	(9)	(27)
Other	37	74	(89)
Net cash from operating activities	1,940	1,439	1,067
Investing activities:			
(Investment in) / repayment of investment in subsidiaries	(1,675)	(8)	(23)
Proceeds from sales and maturities of debt securities available for sale	21	13	8
Purchases of debt securities available for sale	(20)	(11)	(9)
Other, net	(2)	(21)	—
Net cash from investing activities	(1,676)	(27)	(24)
Financing activities:			
Proceeds from long-term borrowings	1,740	—	—
Payments on long-term borrowings	(100)	—	—
Cash dividends on common stock	(890)	(787)	(663)
Cash dividends on preferred stock	(104)	(98)	(99)
Net proceeds from issuance of preferred stock	489	—	—
Payment for redemption of preferred stock	(500)	—	—
Repurchases of common stock	(348)	(252)	(230)
Net cash from financing activities	287	(1,137)	(992)
Net change in cash and cash equivalents	551	275	51
Cash and cash equivalents at beginning of year	1,869	1,594	1,543
Cash and cash equivalents at end of year	$ 2,420	$ 1,869	$ 1,594

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Regions maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed in the reports that Regions files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this, the Chief Executive Officer and the Chief Financial Officer have concluded that Regions' disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective as of the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During the fourth fiscal quarter of the year ended December 31, 2024, there have been no changes in Regions' internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Regions' control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The Report of Management on Internal Control Over Financial Reporting is included in Item 8. of this Annual Report on Form 10-K and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The attestation report of Regions' registered public accounting firm on its internal control over financial reporting is included in Item 8. of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9B. *Other Information*

Securities Trading Plans of Section 16 Officers and Directors

During the twelve months ended December 31, 2024, none of our officers or directors adopted or terminated a contract, instruction or written plan for the sale or purchase of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1 or that constituted a "non-Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information about the Directors and Director nominees of Regions included in Regions' Proxy Statement for the 2025 Annual Meeting of Shareholders (the "Proxy Statement") under the caption "PROPOSAL 1—ELECTION OF DIRECTORS" and the information incorporated by reference pursuant to Item 13. below are incorporated herein by reference. Information regarding Regions' executive officers is at the end of Item I of this Annual Report on Form 10-K.

Information regarding Regions' Audit Committee included in the Proxy Statement under the caption "CORPORATE GOVERNANCE—Committees of the Board of Directors" is incorporated herein by reference.

Information regarding timeliness of filings under Section 16(a) of the Securities Exchange Act of 1934 included in the Proxy Statement under the caption "OWNERSHIP OF REGIONS COMMON STOCK—Delinquent Section 16(a) Reports" is incorporated herein by reference.

Information regarding Regions' Code of Ethics for Senior Financial Officers included in the Proxy Statement under the caption "CORPORATE GOVERNANCE—Codes of Conduct" is incorporated herein by reference.

Insider Trading Policy

Regions has adopted a General Policy on Insider Trading (the "Insider Trading Policy") governing the purchase, sale, and/or other dispositions of Regions securities by directors, officers, and employees, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Annual Report.

Item 11. *Executive Compensation*

All information presented under the captions "COMPENSATION DISCUSSION AND ANALYSIS," "COMPENSATION OF EXECUTIVE OFFICERS," "COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT," "DIRECTOR COMPENSATION," "CORPORATE GOVERNANCE—Compensation Committee Interlocks and Insider Participation," and "CORPORATE GOVERNANCE—Risk Management Oversight—Relationship of Compensation Policies and Practices to Risk Management" of the Proxy Statement are incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

All information presented under the caption "OWNERSHIP OF REGIONS COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

All information presented under the caption "PROPOSAL FOUR— REGIONS FINANCIAL CORPORATION 2025 LONG TERM INCENTIVE PLAN—Equity Compensation Plan Information" of the Proxy Statement is incorporated herein by reference. This includes the information required by this item concerning Equity Compensation Plan information.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

All information presented under the captions "CORPORATE GOVERNANCE—Related Person Transactions," and "—Director Independence" of the Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

All information presented under the caption "PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" of the Proxy Statement is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. *Consolidated Financial Statements.* The following reports of independent registered public accounting firm (PCAOB ID: 42) and consolidated financial statements of Regions and its subsidiaries are included in Item 8. of this Form 10-K:

Reports of Independent Registered Public Accounting Firm;
Consolidated Balance Sheets—December 31, 2024 and 2023;
Consolidated Statements of Income—Years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Comprehensive Income—Years ended December 31, 2024, 2023 and 2022;
Consolidated Statements of Changes in Shareholders' Equity—Years ended December 31, 2024, 2023 and 2022; and
Consolidated Statements of Cash Flows—Years ended December 31, 2024, 2023 and 2022.
Notes to Consolidated Financial Statements

2. *Consolidated Financial Statement Schedules.* The following consolidated financial statement schedules are included in Item 8. of this Form 10-K:

None. The Schedules to consolidated financial statements are not required under the related instructions or are inapplicable.

(b) *Exhibits.* The exhibits indicated below are either included or incorporated by reference as indicated.

SEC Assigned Exhibit Number	Description of Exhibits
3.1	Amended and Restated Certificate of Incorporation incorporated by reference to Exhibit 3.1 to Form 10-Q Quarterly Report filed by registrant on August 6, 2012.
3.2	Certificate of Designations relating to Series C Preferred Stock, incorporated by reference to Exhibit 3.4 to Form 8-A filed by registrant on April 29, 2019.
3.3	Certificate of Designations relating to Series D Preferred Stock, incorporated by reference to Exhibit 3.1 to the Form 8-K Current Report filed by registrant on June 5, 2020.
3.4	Certificate of Designations relating to Series E Preferred Stock, incorporated by reference to Exhibit 3.6 to the Form 8-A filed by the registrant on May 3, 2021.
3.5	Certificate of Designations relating to Series F Preferred Stock, incorporated by reference to Exhibit 3.6 to Form 8-A filed by registrant on July 26, 2024.
3.6	Bylaws as amended and restated, incorporated by reference to Exhibit 3.2 to Form 8-K filed by registrant on October 18, 2023.
4.1	Instruments defining the rights of security holders, including indentures. The registrant hereby agrees to furnish to the Commission upon request copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries; no issuance of debt exceeds 10 percent of the assets of the registrant and its subsidiaries on a consolidated basis.
4.2	Deposit Agreement, dated as of April 30, 2019, by and among Regions Financial Corporation, Computershare, Inc., and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to the Form 8-A filed by registrant on April 29, 2019.

SEC Assigned Exhibit Number	Description of Exhibits
4.2A	Amendment to Deposit Agreement, dated as of April 30, 2019, effective as of October 21, 2022, by and among Regions Financial Corporation, Computershare, Inc., Computershare Trust Company, N.A.,and Broadridge Corporate Issuer Solutions, Inc. incorporated by reference to Exhibit 4.5A to Form 10-K Annual Report filed by the registrant on February 24, 2023.
4.3	Form of depositary receipt representing the Series C Depositary Shares, incorporated by reference to Exhibit A to Exhibit 4.1 to the Form 8-A filed by registrant on April 29, 2019.
4.4	Deposit Agreement, dated as of June 5, 2020, by and among Regions Financial Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to the Form 8-K Current Report filed by registrant on June 5, 2020.
4.4A	Amendment to Deposit Agreement, dated as of June 5, 2020, effective as of October 21, 2022, by and among Regions Financial Corporation, Computershare, Inc., Computershare Trust Company, N.A., and Broadridge Corporate Issuer Solutions, Inc. incorporated by reference to Exhibit 4.7A to Form 10-K Annual Report filed by the registrant on February 24, 2023.
4.5	Form of depositary receipt representing the Series D Depositary Shares, incorporated by reference to Exhibit A to Exhibit 4.1 to the Form 8-K Current Report filed by registrant on June 5, 2020.
4.6	Deposit Agreement, dated as of May 4, 2021, by and among Regions Financial Corporation, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to the Form 8-A filed by registrant on May 3, 2021.
4.6A	Amendment to Deposit Agreement, dated as of May 4, 2021, effective as of October 21, 2022, by and among Regions Financial Corporation, Computershare, Inc., Computershare Trust Company, N.A., and Broadridge Corporate Issuer Solutions, Inc. incorporated by reference to Exhibit 4.9A to Form 10-K Annual Report filed by the registrant on February 24, 2023.
4.7	Form of depositary receipt representing the Series E Depositary Shares, incorporated by reference to Exhibit A to Exhibit 4.1 to the Form 8-A filed by registrant on May 3, 2021.
4.8	Deposit Agreement, dated as of July 29, 2024, by and among Regions Financial Corporation, Broadridge Corporate Issuer Solutions, LLC., as depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to the Form 8-A filed by registrant on July 26, 2024.
4.9	Form of Depositary receipt representing the Series F Depositary Shares, incorporated by reference to Exhibit A to Exhibit 4.1 to the Form 8-A filed by the registrant on July 26, 2024.
4.10	Description of Registered Securities.
10.1*	Regions Financial Corporation Director Compensation Program, effective April 20, 2022, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on May 6, 2022.
10.2*	Regions Financial Corporation Director Compensation Program, effective April 17, 2024, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on May 7, 2024.

SEC Assigned Exhibit Number	Description of Exhibits
10.3*	Regions Financial Corporation Directors' Deferred Restricted Stock Unit Plan, incorporated by reference to Exhibit 10.26 to Form 10-K Annual Report filed by registrant on February 22, 2019.
10.4*	Regions Financial Corporation Directors' Deferred Investment Plan (As Amended and Restated as of January 1, 2021), incorporated by reference to Exhibit 4.7 to Form S-8 Registration Statement filed by registrant on December 30, 2020.
10.5*	Regions Financial Corporation Deferred Compensation Plan for Former Directors of AmSouth Bancorporation (formerly named Deferred Compensation Plan for Directors of AmSouth Bancorporation), incorporated by reference to Exhibit 10.30 to Form 10-K Annual Report filed by registrant on February 25, 2009.
10.6*	Form of Indemnification Agreement for Directors of AmSouth Bancorporation, incorporated by reference to Exhibit 10.2 to Form 8-K Current Report filed by AmSouth Bancorporation on April 20, 2006.
10.7*	Form of Change-in-Control Agreement with executive officer John M. Turner, Jr., incorporated by reference to Exhibit 99.3 to Form 8-K Current Report filed by registrant on June 19, 2018.
10.8*	Form of Change-in-Control Agreement with executive officer Kate R. Danella, incorporated by reference to Exhibit 10.37 to Form 10-K Annual Report filed by registrant on February 22, 2019.
10.9*	Form of Change-in-Control Agreement with executive officers David R. Keenan, Ronald G. Smith and David J. Turner, Jr., incorporated by reference to Exhibit 10.48 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.10*	Form of Change-in-Control Agreement with executive officer William D. Ritter, incorporated by reference to Exhibit 10.49 to Form 10-K Annual Report filed by registrant on February 24, 2011.
10.11*	Form of Amendment to Change-in-Control Agreement with executive officers David J. Turner, Jr., David R. Keenan, Ronald G. Smith, and William D. Ritter, incorporated by reference to Exhibit 10.52 to Form 10-K Annual Report filed by registrant on February 21, 2013.
10.12*	Offer Letter with executive officer Russell K. Zusi dated September 20, 2023.
10.13*	Repayment Agreement with executive officer Russell K. Zusi, dated October 6, 2023.
10.14*	Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Appendix B to Regions Financial Corporation's Proxy Statement dated March 10, 2015, for the Regions Annual Meeting of Stockholders held April 23, 2015.
10.15*	Amendment Number One to the Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on May 5, 2017.
10.16*	Form of Director Restricted Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on August 6, 2021.

SEC Assigned Exhibit Number	Description of Exhibits
10.17*	Form of Associate Restricted Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by registrant on August 6, 2021.
10.18*	Form of Associate Restricted Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan (2024), incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by registrant on May 7, 2024.
10.19*	Form of Associate Performance Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant on August 6, 2021.
10.20*	Form of Associate Performance Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan (2023), incorporated by reference to Exhibit 10. 1 to Form 10-Q Quarterly Report filed by registrant on August 8, 2023.
10.21*	Form of Associate Performance Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan (2024), incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant on May 7, 2024.
10.22*	Form of Associate Performance Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan, incorporated by reference to Exhibit 10.4 to Form 10-Q Quarterly Report filed by registrant on August 6, 2021.
10.23*	Form of Associate Performance Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan (2023), incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by registrant on August 8, 2023.
10.24*	Form of Associate Performance Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan (2024), incorporated by reference to Exhibit 10.4 to Form 10-Q Quarterly Report filed by registrant on May 7, 2024.
10.25*	Restricted Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan with executive officer Russell K. Zusi dated January 2, 2024.
10.26*	Restricted Stock Unit Notice and Award Agreement under the Regions Financial Corporation 2015 Long Term Incentive Plan with executive officer Russell K. Zusi dated April 1, 2024.
10.27*	Regions Financial Corporation Executive Incentive Plan (Amended and Restated Effective January 1, 2023), incorporated by reference to Exhibit 10.28 to Form 10-K Annual Report filed by registrant on February 24, 2023.
10.28*	Regions Financial Corporation Non-Qualified Excess 401(k) Plan (Amended and Restated as of June 1, 2020), incorporated by reference to Exhibit 10.5 to Form 10-Q Quarterly Report filed by registrant on August 5, 2020.
10.29*	Amendment One to the Regions Financial Corporation Non-Qualified Excess 401(k) Plan (Amended and Restated as of June 1, 2020), incorporated by reference to Exhibit 10.2 to Form 10-Q Quarterly Report filed by registrant on November 4, 2021.

SEC Assigned Exhibit Number	Description of Exhibits
10.30*	Amendment Two to the Regions Financial Corporation Non-Qualified Excess 401(k) Plan (Amended and Restated as of June 1, 2020), incorporated by reference to Exhibit 10.34 to Form 10-K Annual Report filed by registrant on February 24, 2022.
10.31*	Amendment Three to the Regions Financial Corporation Non-Qualified Excess 401(k) Plan (Amended and Restated as of June 1, 2020), incorporated by reference to Exhibit 10.3 to Form 10-Q Quarterly Report filed by registrant August 8, 2023.
10.32*	Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated as of January 1, 2020, incorporated by reference to Exhibit 10.42 to Form 10-K Annual Report filed by registrant on February 21, 2020.
10.33*	Amendment Number One to the Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated as of January 1, 2020, incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on November 5, 2020.
10.34*	Amendment Number Two to the Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated as of January 1, 2020, incorporated by reference to Exhibit 10.1 to Form 8-K filed by registrant on October 19, 2021.
10.35*	Amendment Number Three to the Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan Amended and Restated as of January 1, 2020, incorporated by reference to Exhibit 10.38 to Form 10-K Annual Report filed by registrant on February 24, 2022.
10.36*	Regions Financial Corporation Executive Severance Plan (Amended and Restated effective January 1, 2020), incorporated by reference to Exhibit 10.32 to Form 10-K Annual Report filed by registrant on February 21, 2020.
10.37*	Form of Aircraft Time Sharing Agreement, incorporated by reference to Exhibit 99.2 to Form 8-K Current Report filed by registrant on June 19, 2018.
10.38*	Regions Financial Corporation Use of Corporate Aircraft Policy, amended and restated December 2023, incorporated by reference to Exhibit 10.40 to Form 10-K Annual Report filed by registrant on February 23, 2024.
10.39*	Regions Financial Corporation Use of Corporate Aircraft Policy, amended and restated December 2024.
19	Regions Financial Corporation General Policy on Insider Trading.
21	List of subsidiaries of registrant.
23	Consent of independent registered public accounting firm.
24	Power of Attorney.
31.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SEC Assigned Exhibit Number	Description of Exhibits
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Regions Financial Corporation Financial Restatement Compensation Recoupment Policy (amended and restated as of October 15, 2024), incorporated by reference to Exhibit 10.1 to Form 10-Q Quarterly Report filed by registrant on November 5, 2024.
101	The following materials are formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Changes in Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File, formatted in Inline XBRL (included within the Exhibit 101 attachments).

_____

* Compensatory plan or agreement.

Copies of exhibits not included herein may be obtained free of charge, electronically through Regions' website at *www.regions.com* or through the SEC's website at *www.sec.gov* or upon request to:

Investor Relations

Regions Financial Corporation

1900 Fifth Avenue North

Birmingham, Alabama 35203

(205) 264-7040

Item 16. *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: February 21, 2025

Regions Financial Corporation

By: _____ /S/ JOHN M. TURNER, JR. _____

John M. Turner, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated

Signature	Title	Date
/S/ JOHN M. TURNER, JR. John M. Turner, Jr.	Chairman, President and Chief Executive Officer (principal executive officer)	February 21, 2025
/S/ DAVID J. TURNER, JR. David J. Turner, Jr.	Senior Executive Vice President and Chief Financial Officer (principal financial officer)	February 21, 2025
/S/ Karin K. Allen Karin K. Allen	Executive Vice President and Assistant Controller (Chief Accounting Officer and Authorized Officer)	February 21, 2025
* Mark A. Crosswhite	Director	February 21, 2025
* Noopur Davis	Director	February 21, 2025
* Zhanna Golodryga	Director	February 21, 2025
* J. Thomas Hill	Director	February 21, 2025
* Roger W. Jenkins	Director	February 21, 2025
* Joia M. Johnson	Director	February 21, 2025
* Ruth Ann Marshall	Director	February 21, 2025
* James T. Prokopanko	Director	February 21, 2025
* Alison S. Rand	Director	February 21, 2025
* William C. Rhodes, III	Director	February 21, 2025
* Lee J. Styslinger III	Director	February 21, 2025
* José S. Suquet	Director	February 21, 2025
* Timothy Vines	Director	February 21, 2025

* Tara A. Plimpton, by signing her name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.

175

By: /s/   Tara A. Plimpton

Tara A. Plimpton
Attorney in Fact

EXHIBIT 31.1

CERTIFICATIONS

I, John M. Turner, Jr., certify that:

1.   I have reviewed this Annual Report on Form 10-K of Regions Financial Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025


/S/   JOHN M. TURNER, JR.

John M. Turner, Jr.
Chairman, President and Chief Executive Officer


EXHIBIT 31.2

CERTIFICATIONS

I, David J. Turner, Jr., certify that:

1.   I have reviewed this Annual Report on Form 10-K of Regions Financial Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/S/   DAVID J. TURNER, JR.
David J. Turner, Jr.
Senior Executive Vice President and
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Regions Financial Corporation (the "Company") on Form 10-K for the year ended December 31, 2024 (the "Report"), I, John M. Turner, Jr., Chief Executive Officer of the Company, and David J. Turner, Jr., Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ JOHN M. TURNER, JR.	/S/ DAVID J. TURNER, JR.
John M. Turner, Jr. **Chairman, President and Chief Executive Officer**	**David J. Turner, Jr.** **Chief Financial Officer**

Date: February 21, 2025

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to Regions Financial Corporation and will be retained by Regions Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.